6/27

02042201

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME AEM SPA

*CURRENT ADDRESS

PROCESSED
JUL 01 2002
THOMSON FINANCIAL

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 4911

FISCAL YEAR 12-31-01

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	*AR/S (ANNUAL REPORT)*	☑
12G32BR (REINSTATEMENT)	☐	*SUPPL (OTHER)*	☐
DEF 14A (PROXY)	☐		

OICF/BY: [signature]

DATE : 6/27/02



Consolidated Financial Statements 2001

AEM SPA



Contents

Translation from the original issued in Italian.



AEM Group consolidated financial statements

A&M Group Consolidated Balance Sheet - Assets

amounts in euro	Consolidated balance sheet as of 12.31.2001		Consolidated balance sheet as of 12.31.2000	
A) SHAREHOLDER RECEIVABLES FOR CONTRIBUTIONS DUE				
B) FIXED ASSETS				
I Intangible assets				
1) Start-up and other capitalised expenses		2,658,027		1,866,220
2) Research, development and advertising costs				
3) Industrial patent and intellectual property rights		3,511,914		2,386,644
4) Concessions, licences, trademarks and similar rights		2,820,884		1,890,071
5) Goodwill				
6) Consolidation difference		13,225,000		14,873,269
7) Work in progress and advance payments		58,323		1,096,099
8) Other intangible assets		21,778,872		21,614,619
Total intangible assets		**44,053,020**		**43,726,922**
II Tangible assets				
1) Land and buildings		179,621,123		176,784,199
2) Plant and machinery:				
- Non-transferable assets		1,057,221,346		948,403,330
- Transferable assets	187,342,033		192,914,475	
		1,244,563,379		1,141,317,804
3) Industrial and commercial equipment		8,760,352		7,449,350
4) Other assets		15,974,548		14,901,203
5) Work in progress and advance payments		101,158,854		78,574,045
Total tangible assets		**1,550,078,256**		**1,419,026,602**
III Financial assets				
1) Investment in				
a) subsidiaries				
b) affiliates	95,630,292		27,294,623	
c) other companies	21,390,317		48,441,371	
Total equity investments		117,020,609		75,735,994
2) Financial receivables				
a) subsidiary receivables				
b) affiliate receivables				
- due after one year	1,165,770		2,408,316	
- due within one year			68,689	
	1,165,770		2,477,005	
c) receivable from the Municipality of Milan				
d) other receivables				
- due after one year	6,381,487		7,042,936	
- due within one year	402,095		677,982	
	6,783,582		7,720,917	
Total financial receivables		7,949,352		10,197,922
3) Other securities		78,326		78,326
4) Own shares				
Total financial assets		**125,048,287**		**86,012,242**
Total fixed assets (B)		**1,719,179,563**		**1,548,765,765**

amounts in euro	Consolidated balance sheet as of 12.31.2001		Consolidated balance sheet as of 12.31.2000	
C) CURRENT ASSETS				
I Inventories				
1) Materials and fuels:				
a) materials	7,032,818		7,364,743	
b) fuels	2,945,447		1,342,375	
c) other			2,869	
		9,978,265		8,709,987
2) Work in progress				
3) Work in progress contracts		12,489,862		12,593,195
4) Finished goods and merchandise				
5) Advance payments				437,639
6) Other				68,064
Total inventories		**22,468,127**		**21,808,884**
II Receivables				
1) Receivables for the sale of power and services		327,811,588		231,493,968
2) Subsidiary receivables				
3) Affiliate receivables		1,296,518		2,414,965
4) Parent company receivables		56,807,093		35,019,737
5) Other receivables:				
- Electricity Equalisation Fund	6,586,173		13,933,458	
- receivables from financial transactions			69,890,252	
- advances to suppliers	205,204		1,442,933	
- personnel receivables	75,558		67,462	
- receivables from associated companies			2,311,424	
- other receivables	41,522,340		56,184,525	
		48,389,275		143,830,054
Total receivables		**434,304,474**		**412,758,724**
III Financial assets not classified as fixed assets				
1) Investment in subsidiaries				
2) Investment in affiliates				
3) Other equity investments			6,720,846	
5) Other securities	2,706		3,002,706	
Total financial assets		**2,706**		**9,723,552**
IV Cash and cash equivalent				
1) Bank and post office deposits				
Banks - Post office	84,657,310		26,460,671	
		84,657,310		26,460,671
2) Outstanding cheques				
3) Cash and cash equivalents on hand		151,705		302,478
Total cash and cash equivalent		**84,809,015**		**26,763,149**
Total current assets (C)		**541,584,322**		**471,054,309**
D) ACCRUED INCOME AND PREPAID EXPENSE		1,417,485		**1,860,673**
TOTAL ASSETS		**2,262,181,370**		**2,021,680,748**

_AEM Group Consolidated Balance Sheet - Liabilities

amounts in euro	Consolidated balance sheet as of 12.31.2001		Consolidated balance sheet as of 12.31.2000	
A) SHAREHOLDER'S EQUITY				
I Share Capital		936,024,648		929,646,898
II Additional paid-in capital				
III Revaluation reserves				
IV Legal reserve		64,038,868		62,554,718
V Reserve for own shares in portfolio				
VI Reserves required by Bylaws or regulations				
VII Other reserves				
a) Reserve for accelerated depreciation	3,490,936			
b) Extraordinary reserve	57,542,755		52,226,927	
c) Consolidation reserve	28,762,252		191,428	
d) Other reserves	2,025			
		89,797,968		52,418,355
VIII Retained earnings (losses)		(61,640,564)		(45,095,083)
IX Net income (loss) for the period		105,088,988		74,494,519
Total consolidated shareholder's equity		**1,133,309,908**		**1,074,019,408**
Minority interests				
Minority interest in capital and reserves	8,130,858		7,993,282	
Minority interest in income/loss	2,434,234		137,576	
Total minority interests		**10,565,092**		**8,130,858**
Total shareholder's equity		**1,143,875,000**		**1,082,150,266**
B) PROVISION FOR RISKS AND OTHER CHARGES				
1) Retirement benefits and similar provisions				
2) Tax fund				
3) Other provision				
- future expenses			208,124	
- specific risks	75,922,966		55,957,125	
- deferred taxes	24,718,783		16,371,531	
Total other provision		100,641,749		72,536,780
Total provision for risks and other charges (B)		**100,641,749**		**72,536,780**
C) EMPLOYEE' LEAVING ENTITLEMENT		61,786,638		60,783,282

amounts in euro	Consolidated balance sheet as of 12.31.2001		Consolidated balance sheet as of 12.31.2000	
D) PAYABLES				
1) Bonds				
2) Convertible bonds				
3) Bank				
– due within one year	247,506,210		161,000,246	
– due after one year	94,363,276		34,925,692	
		341,869,486		195,925,939
4) Payables to other financial institutions				
– due within one year			27,343,693	
– due after one year	5,331,305		31,154,150	
		5,331,305		58,497,843
5) Advance payments (received)		41,691,309		29,139,303
6) Accounts payable - suppliers		339,177,040		266,396,737
7) Notes payable				
8) Subsidiary payables				
9) Affiliate payables		5,039,770		6,721,038
10) Parent company payables		66,630,312		120,831,505
11) Taxes payable		33,131,892		51,167,871
12) Social security payables		11,845,017		12,052,674
13) Other payables				
a) personnel payables	7,884,601		8,645,028	
b) Electricity Equalization Fund	4,743,133		19,957,142	
c) other	90,384,294		32,453,276	
d) payables to associated companies			28,844	
		103,012,028		61,084,290
Total payables (D)		**947,728,159**		**801,817,200**
E) ACCRUED EXPENSES AND DEFERRED INCOME		8,149,824		**4,393,220**
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY		**2,262,181,370**		**2,021,680,748**
Commitments				
Security deposits received		129,774,630		132,543,022
Security deposits provided		120,818,918		67,834,485
Total cancelled bankruptcies		2,245,930		1,716,609
Guarantees provided				5,329,090
Total commitments		**252,839,478**		**207,423,206**

AEM Group Consolidated Income Statement

amounts in euro	Consolidated balance sheet as of 12.31.2001		Consolidated balance sheet as of 12.31.2000	
A) REVENUES				
1) Revenues from sales and services				
Sale of electricity to other electric power companies		60,382,645		15,273,800
Sales of electricity to customers		403,130,578		223,293,555
Sale of heat		20,145,138		15,511,613
Sale of gas to users		427,702,782		349,978,760
Services on behalf of users and third parties		148,098,271		91,120,809
Services provided to affiliates		1,137,146		3,485,077
Connection fees		12,961,872		11,387,069
Total revenues from sales and services		**1,073,558,432**		**710,050,684**
2) Changes in inventories				
3) Changes in work in progress contracts		(103,332)		**1,492,443**
4) Capitalised expenses		24,385,464		**27,897,576**
5) Other revenues and income				
Miscellaneous		28,247,837		16,069,904
Other revenues:				
1. contribution received	9,341,213		39,526,534	
2. others	793,866		120,176	
		10,135,079		39,646,710
Total other revenues and income		**38,382,916**		**55,716,614**
Total revenues (A)		**1,136,223,480**		**795,157,317**
B) OPERATING EXPENSES				
6) Materials and fuels				
Purchases of power		60,518,973		20,845,916
Purchases of fuel for production		410,065,296		287,226,218
Purchase of other fuel		556,465		706,856
Purchases of materials		21,952,174		20,782,787
Total materials and fuels		**493,092,908**		**329,561,778**
7) Services				
Electric power delivering charges		49,253,917		18,777,188
Contract and other work		55,012,444		41,815,939
Other expenses		52,329,294		46,589,194
Total services		**156,595,655**		**107,182,321**

amounts in euro	Consolidated balance sheet as of 12.31.2001		Consolidated balance sheet as of 12.31.2000	
8) Lease and rental expenses		12,074,391		**9,410,607**
9) Personnel expenses				
a) salaries and wages		86,788,490		88,028,938
b) social security payments		25,693,136		28,013,178
c) emplayee' leaving payments		7,791,975		7,808,142
d) retirement benefits and similar payments				
e) other expenses		3,428,203		4,097,315
Total personnel expenses		**123,701,804**		**127,947,574**
10) Amortization, depreciation and write-downs				
a) amortization of intangible assets		20,934,792		16,602,473
b) depreciation of tangible assets:				
1. ordinary depreciation	55,503,263		52,406,500	
2. depreciation of transferable assets	5,655,294		5,674,894	
		61,158,557		58,081,394
c) other write-downs of fixed assets				
d) write-downs of receivables included in current assets and of liquid assets		3,318,755		1,703,602
Total amortization, depreciation and write-downs		**85,412,103**		**76,387,469**
11) Changes in inventories		(1,268,278)		**506,882**
12) Risk provisions		23,032,669		**2,652,991**
13) Other provisions				
14) Other operating expenses				
Taxes, duties and water diversion fees		59,647,563		11,347,377
Other expenses		18,440,884		7,240,038
Total other operating expenses		**78,088,447**		**18,587,415**
Total operating expenses (B)		**970,729,700**		**672,237,037**
Operating income (A – B)		**165,493,780**		**122,920,280**

A&M Group Consolidated Income Statement

amounts in euro	Consolidated balance sheet as of 12.31.2001		Consolidated balance sheet as of 12.31.2000	
C) FINANCIAL INCOME AND EXPENSE				
15) Income from investments in				
a) subsidiaries			426,342	
b) affiliates	9,330			
c) other companies	3,852,048		814,536	
		3,861,378		**1,240,878**
16) Other financial income				
a) From receivables included in fixed assets:				
1. Subsidiaries				
2. Affiliates			94,081	
3. Parent company				
4. Other	310,554		281,098	
		310,554		375,179
b) From securities included in fixed assets		3,559		2,166
c) From securities included in current assets		962,659		203,463
d) Income, not included above:				
1. From subsidiaries				
2. From affiliates				
3. From the parent company				
4. From other sources	8,879,259		13,350,193	
Total other financial income		**10,156,031**		**13,931,001**
17) Interest and other financial expense				
a) Subsidiaries				
b) Affiliates				
c) Parent companies	2,935,795		2,171,930	
d) Other	19,891,346		16,000,898	
Total interest and other financial expense		**22,827,141**		**18,172,828**
Total financial income and expense (C)		**(8,809,732)**		**(3,000,949)**

amounts in euro	Consolidated balance sheet as of 12.31.2001		Consolidated balance sheet as of 12.31.2000	
D) ADJUSTMENTS TO THE VALUE OF FINANCIAL ASSETS				
18) Revaluations				
a) Of equity investments		1,934,652		121,820
b) Of financial assets which are not classified as equity investments				
c) Of securities included in current assets which are not classified as equity investments				
d) Other				
Total revaluations		**1,934,652**		**121,820**
19) Write-downs				
a) Of equity investments		17,905,943		18,055,319
b) Of financial assets which are not classified as equity investments				26,339
c) Of securities included among current assets that are not classified as equity investments				286
d) Other				
Total write-downs		**17,905,943**		**18,081,945**
Total adjustments to the value of financial assets		**(15,971,291)**		**(17,960,125)**
E) EXTRAORDINARY INCOME ADN EXPENSE				
20) Extraordinary income				
a) Capital gains on disposal of assets				65,203
b) Non-operating income/reversal of asset items		2,253,999		3,785,209
d) Other				
Total extraordinary income		**2,253,999**		**3,850,412**
21) Extraordinary income				
a) Capital losses on disposal of assets				
b) Non-operating expenses/reversal of liability items		291,364		1,970,852
c) Other:				
- Taxes and duties for prior periods	7,488		2,256	
- Other	3,766,241		4,133,766	
		3,773,729		4,136,021
Total *extraordinary* expense		**4,065,093**		**6,106,873**
Total extraordinary income and expense		**(1,811,094)**		**(2,256,461)**
Income before taxes		**138,901,663**		**99,702,745**
22) Income taxes				
Current taxes	34,102,446		27,891,333	
Advance tax payments	(11,071,257)		(11,746,181)	
Deferred taxes	8,347,252		8,925,498	
Total income taxes		**31,378,441**		**25,070,650**
23) NET INCOME FOR THE PERIOD		107,523,222		**74,632,095**
Minority interest		(2,434,234)		**(137,576)**
CONSOLIDATED NET INCOME FOR THE PERIOD		**105,088,988**		**74,494,519**



_Preparation criteria

The consolidated financial statements closed as of December 31, 2000 were prepared in accordance with current applicable laws regarding financial statements as well as regulations regarding the companies whose stock is listed on the stock exchange.
These consolidated financial statements were prepared under the assumption that the companies are operating and ongoing concerns, in accordance with the formats stipulated in the Civil Code for the balance sheet, income statement and contents of the notes to financial statements, with reference to legal provisions, which were interpreted and supplemented by accounting principles of Business Consultants and Accountants, and as necessary, by accounting principles recommended by the International Accounting Standard Committee - IASC - and referenced by CONSOB, and in accordance with the criteria stipulated by CONSOB regulations related to the preparation of consolidated financial statements.
The notes to financial statements provide all additional information considered necessary for the purposes of giving a true and accurate picture of the balance sheet, income statement and financial condition of the Group.

The notes to financial statements and report on operations include a presentation of the information required by CONSOB Resolution No. 11971 of May 14, 1999 concerning the approval of the regulation on the provisions for implementing Legislative Decree No. 58 of February 24, 1998 with regard to issuers.

On August 21, 2001, the AEM Group adopted the Euro as the money of account to replace the Lira, so these financial statements have been prepared in Euro.

The report on operations also provides the information required on the basis of CONSOB recommendations contained in Notice No. 97001574 dated February 20, 1997 regarding company controls and Notice No. 98015375 dated February 27, 1998 with respect to information on transactions with related parties.

These consolidated financial statements were prepared using the financial statements of subsidiaries and affiliates, approved by their respective shareholders' meetings or, where these are not held, using the draft financial statements approved by their respective Boards of Directors.

The valuation criteria adopted in preparing the consolidated financial statements comply with the provisions of Articles 34 and 35 of Legislative Decree No. 127/1991, and coincide with the valuation criteria adopted for the AEM parent company's financial statements. The financial statements of the subsidiaries were prepared using the same valuation criteria and accounting principles followed by the parent company; therefore no adjustments and reclassifications were required in order to make them uniform with the parent company 's valuation criteria and accounting principles.
Balance sheet and income statement items were compared with corresponding items in the consolidated financial statements for the year ended December 31, 2000.

These consolidated financial statements were subject to a full audit, which was carried out in accordance with the principles stated by CONSOB. The audit was conducted by RECONTA ERNST & YOUNG S.p.A.

_Consolidation area

The AEM Group Consolidated Financial Statements include the Group parent company's financial statements and the financial statements of the Italian and foreign subsidiaries, in which, pursuant to Article 2359 of the Civil Code, AEM Spa holds directly or indirectly a majority of voting rights which can be exercised at the annual meeting of shareholders. Non-substantial subsidiaries are excluded from consolidation using the full integration method. The cost method is used to value these companies.

Affiliated undertakings are considered those companies in which AEM Spa exerts a substantial direct or indirect influence. Major influence is deemed to exist when at least one-fifth of the votes can be exercised at the annual meeting of shareholders, or one-tenth, if the company is quoted on regulated markets.

Affiliates of a significant size are valued in the consolidated financial statements using the equity method, thereby giving a summarized consolidation of same.

The cost method is used to value investments in non-substantial unconsolidated subsidiaries and in non-substantial affiliates, as well as investments in other undertakings.

The attached list of companies included in the Consolidated Financial Statements and Other Investments provides a complete list of the Group companies, included in the Consolidated Group as of December 31, 2001. The list indicates the consolidation method used in preparing these consolidated financial statements and changes compared to the previous year, as well as investments valued using the equity method, with changes compared to the previous year. Finally, the list also includes other investments, for which valuation has not been taken using the equity method, due to their insignificance.

In the area of wholly consolidated investments, the consolidated group showed an increase over the year ending December 31, 2000, due to the addition of the remaining portion of authorised capital in Zincar S.r.l., so that the parent company now has full control over the authorised capital, and the founding of AEM Trading S.r.l. in March with AEM S.p.A. as the sole shareholder. The inclusion of these companies in the consolidated group has a major impact, so that it was unnecessary to reclassify the consolidated financial statements at the opening of the fiscal period under review to obtain comparable economic and equity data. Furthermore, the shareholders' meetings of Serenissima Gas S.p.A. and Triveneta Gas S.p.A., held on April 20, 2001, approved the merger by incorporating Triveneta Gas S.p.A. in Serenissima Gas S.p.A. and established that was to have retroactive effect starting from January 1, 2001.

Regarding the equity investments in affiliated companies, during 2001 there was paid the 25% quota of the consortium fund in Consorzio Italpower set up with ACEA S.p.A., AEM di Torino S.p.A. and Atel in order to participate in the bidding to acquire the electric power generating companies (GENCO), which ENEL S.p.A. has to dispose of to comply with the obligations of the Bersani Decree. Again during 2001, AEM S.p.A. acquired 30% of the consortium fund in Consorzio 3A which holds 49% of Grosseto Energia Ambiente S.p.A., and paid in 49% of the authorised capital in the company e-UTILE S.p.A., created with Siemens S.p.A. which holds the remaining 51% of stock.

_Principles of consolidation

The consolidation principles adopted in preparing the consolidated financial statements for the year ended December 31, 2001, which comply with the provisions of article 31 of Legislative Decree N. 127/1991, are unchanged from those used to prepare the consolidated financial statements for the year ended December 31, 2000.

The financial statements of the companies included in the consolidated group are consolidated using the full integration method. This method totals the items making up the financial statements for the period for both the parent company and subsidiaries. It also writes off all items regarding relationships between companies included in the consolidation.

Application of the linear integration method results in the following main adjustments:

◦ assets and liabilities of the companies included in consolidation are included, offsetting the book value of the investments in companies included in the consolidated group against their corresponding share of shareholders' equity;

◦ the positive difference created during acquisition by offsetting the acquisition cost of investments against the respective shares of shareholders' equity is assigned to the adjustment of shareholders' equity amounts, based on valuations effected at acquisition. Any remainder which cannot be assigned as increased assets is assigned to the Assets section of the Consolidated Balance Sheet under Consolidation Difference, belong to intangible fixed assets. Any negative remainder, if due to predicted unfavourable economic results, is reported under Consolidation Reserve for Future Risks and Expenses; if there is no such forecast of future results, the same item is assigned to Consolidated Shareholders' Equity under Consolidation Reserve;

◦ The differences arising from subsequent writing off of consolidated investments are included in the item Consolidation Reserve under Consolidated Shareholders' Equity. These differences are primarily due to profits or losses by the consolidated companies not reported in the income statements of the controlling companies, from consolidation adjustments, and from revaluation reserves;

◦ Receivables and payables, costs and revenues, profits and losses arising from inter-group transactions not with third parties are offset with the resulting entry of the respective tax effect; on the other hand, costs and revenues relating to transactions concluded at normal market conditions are not offset, as this would involve excessive costs compared to overall consolidation costs;

◦ Capital gains arising from contributions of groups of assets to business enterprises included in the consolidated group are written off; activities spun off and transferred to a Group company at revalued figures, with respective reporting of a majority investment in the transferor company are valued in the consolidated financial statements at the transferor company's book values; analogously, goodwill, created in case of the spin-off of groups of assets for affiliates, is written off in the consolidated financial statements;

◦ Dividends paid out by companies included in the consolidated group are written off from the consolidated income statement and reported under Reserves for Shareholders' Equity;

◦ Provisions and value adjustments taken for the sole purpose of receiving otherwise unobtainable tax benefits are wholly written off. Deferred or prepaid taxes are calculated on the temporary differences between taxable income and the economic result of the undertakings included in the consolidated group;

◦ Consolidated shares, used to calculate Shareholders' Equity and Group result are calculated using the capital shares held directly or indirectly by the parent company and its subsidiaries;

◦ The amount of capital and reserves of affiliates corresponding to minority investments is reported in a shareholders' equity item called Minority Capital and Reserves; the portion of the consolidated economic result corresponding to minority investments is reported under Minority profit (loss) for the year.

The companies in which the parent company directly or indirectly holds a sufficient number of shares to exert significant influence on management are valued using the equity method, based on the financial statements ending on the reference date of the consolidated financial statements.

By applying the equity method, the investment's book value is adjusted to the corresponding portion of shareholders' equity taken from the financial statements or from the associated company's draft financial statements, after deducting dividends, having taken the adjustments required by accounting principles to apply this consolidation method and hav-

ing depreciated the appreciation paid at acquisition, if said value was attributed to depreciable assets or to goodwill.
The difference between book value arrived at using this consolidation method and the value reported in the parent company's financial statements as it applies to the portion of the affiliates' profit for the year, is entered in one of the specific items of the consolidated statement of income. Differences arising from dividends, profits, or losses from previous years, contributions to capital account, or exchange rate differences are directly applied to increasing or decreasing the value of the investment, as an item to offset the Consolidation Reserve recorded under Reserves for Consolidated Shareholders' Equity.

_Accounting principles

In line with the previsions of Article 2426 of the Civil Code and legislative decree 127/1991, the valuation criteria used for the preparation of consolidated financial statements closed as of December 31, 2001 were not changed from the criteria used for the preparation of the consolidated financial statements closed as of December 31, 2000. During the fiscal year, following the application of accounting principle no. 29 of 2001, adjustments to estimates relating to previous periods, arising from greater or further information or more experience regarding the assumptions on which they were based, fall within the normal procedure for achieving an estimation and do not lead to showing extraordinary income elements.
In application of accounting principle N. 25, issued in 1999, the consolidated financial statements report taxes accruing for the period, that is, they include both current income taxes for the period and deferred taxes entered as both assets and liabilities.

It should be noted that in the preparation of these consolidated financial statements, the exceptions included in Paragraph 4 of Article 2423 of the Civil Code were not made.

The main valuation criteria used for the preparation of 2000 consolidated financial statements are as follows:

_Intangible fixed assets

These items are stated at purchase or production cost including ancillary charges and other directly allocable costs. They are amortised regularly in relation to their projected future economic life. If it is deemed that certain intangible assets have no future economic life, the remaining value is charged to the income statement.
Start-up and expansion costs and research and development costs that are applicable to two or more years are reported among assets, subject to the consent of the auditing firm. These costs are amortised over a period of five years. However, the costs incurred in 1998 in relation to the procedure of placing and listing shares on the stock exchange, which are reported under start-up and expansion costs, are amortised on a straight-line basis over three periods.
Advertising costs are fully allocated to period costs in the fiscal year when incurred.

When preparing the consolidated financial statements, at the time the book value of investments is first written off against the corresponding percentages of shareholders' equity in investments, if the difference that emerges cannot be assigned to individual asset items of the corresponding companies included in the consolidation group, and if requirements are met, said difference is reported under assets in the consolidated balance sheet, and is amortised over a period deemed appropriate for deriving its economic benefits, though not longer than twenty years.

_Tangible fixed assets

Tangible assets are stated in financial statements at purchase or internal production cost, or at the transfer cost based on the expert appraisal of the company's assets. Cost includes ancillary charges and the portion of all direct and indirect costs that can be reasonably allocated to the assets.
The historical cost in the consolidated financial statements may contain the consolidation difference, if assigned to these assets.
Plant assets under construction are stated in financial statements in the amount of direct costs incurred during the year, and are not depreciated since depreciation for these tangible assets commences at the time they become available and ready for use.

Tangible assets are regularly depreciated each fiscal year on a straight-line basis using economic and technical depreciation rates taken from expert appraisals and considered representative of the potential to use the tangible assets.

The depreciation rates applied are shown in the section containing notes on assets. For additions made during the period, tangible assets were depreciated by applying 50% of the rate.

Assets with a unit cost under € 516 are depreciated entirely in the period in which the purchase cost is incurred for such assets.

Freely transferable assets at the expiration of concessions are depreciated each period using the straight-line method on the basis of the remaining term of concessions, which are renewed for a further thirty years; this renewal was also taken into account for concessions already expired on the date these financial statements were prepared.
In the event there are changes in the useful life of assets, due to revisions of the original appraisal conditions resulting from company plans that call for the replacement of the assets, the tangible assets will be depreciated taking into account the remaining future life.

Contributions to plant assets, which are made in proportion to the cost of the tangible assets, are credited to the income statement gradually on the basis of the useful life of the assets they relate to. The posting method used stipulates that such contributions be directly allocated as a reduction of the assets to which they relate.

Ordinary maintenance costs are fully charged to the income statement; incremental maintenance costs are allocated to the assets to which they relate.

Tangible assets also include assets held under financial leasing agreements. As set down in the accounting principle concerning consolidated financial statements, in accordance with I.A.S. international accounting principle N. 17, these assets are reported in the financial statements under assets, off setting a financial payable of the same amount under liabilities, reported under Other Payables. This payable is gradually reduced, based on the repayment plan of the capital shares included in the contractually provided rates. The amount of assets reported is regularly depreciated every year according to the straight-line method, based on the economic rate deemed representative of the remaining potential to use said asset. Earnings derived from the sale and lease back of the asset are deferred and depreciated, based on the asset's useful life. Any loss is wholly assigned to the year in which the transaction took place.

_Financial fixed assets

Investments in companies that are not consolidated using the linear integration method are valued using the equity method described in Principles of Consolidation, above, for investments on which the parent company exerts substantial influence within the meaning of Paragraph 2 of Article 2359 of the Civil Code.
The higher purchase cost of investments in affiliates compared to the corresponding fraction of shareholders' equity at the time of purchase, if attributed to good-will, is amortised over twenty years.

Other investments not included in the consolidation are valued according to the cost method.

The value of investments reported in the financial statements valued at cost is determined on the basis of the purchase or subscription price, or the value attributed to assets transferred. The cost is reduced for permanent losses of value in the event the companies owned have incurred losses for which no income is projected in the immediate future to absorb the losses.
This lower value is not maintained in future periods if the reasons for the adjustment no longer apply. The lower limit of value adjustments is reflected in the shareholders' equity of the companies or in the estimated sales value for those assets subject to negotiations for potential sale.

In the event of an addition to equity investments following an increase in dividend-paying capital, which is subscribed and paid-in by the parent company, the cost value to which the non-current equity investment is posted is increased by the amount corresponding to the cost incurred for the subscription.
In the event there is a reduction in authorised capital of the subsidiary due to losses, the value of the equity investment is reduced; if increases in capital are approved following the reduction of capital due to losses, the value of the equity investment is reduced and then restored in the amount corresponding to the capital increase made.
Equity investments with negative shareholders' equity at the end of the fiscal year are eliminated, and if the parent company deems it necessary to incur the cost of recapitalisation, a risk reserve is created in the amount equal to the stake in the negative shareholders' equity.
If the subsidiary prepares financial statements in a foreign currency, the valuation is carried out using the currency of the subsidiary's financial statements. Any loss in value is converted to Euro, using the historical exchange rate of incorporation for the cost of the subsidiary.
The historical exchange rate of incorporation may be modified only if there is a change in the exchange rate that would result in a permanent loss of value. In this event, the new exchange rate replaces historical exchange rates, and book value is written down as a result.
For the purposes of comparing book value with the fraction of shareholders' equity of the subsidiary, the shareholders' equity is converted to Euro using the exchange rate at the end of the fiscal year.

Equity investments to be sold within the following fiscal year are reported as financial assets not classified as non-current assets among current assets.

Fixed rate debt instruments that are to remain in the portfolio in the long term are stated at the transfer or purchase cost including ancillary charges. The cost is written down for any permanent losses in value.

Receivables included among financial assets are reported at their estimated realisable value.

_Inventories

Inventories are reported at the lower of purchase cost, including directly applicable ancillary costs, and estimated replacement cost determined from market values.
The cost is determined using the weighted average method. Market value is determined on the basis of the current cost of inventories on hand at the end of the fiscal year. The value of obsolete and slow-moving inventory on hand is written down in relation to the potential to use or sell such inventory by the creation of a special reserve for obsolete materials.

Pending contracts for multi-year orders are valued on the basis of payments accrued with reasonable certainty using the percentage of completion method, determined by the relationship of costs incurred to total projected costs to complete the project. Pending contracts for orders lasting less than 1 year are valued at cost. Any losses on orders that are estimated with a reasonable approximation are fully charged to the income statement in the fiscal year in which they become known.

_Receivables

Receivables are reported at their estimated realisable value through the creation of special allowances. Receivables include billings, which are being collected, issued at the end of the fiscal year, and those to be issued, which, however, are related to supply and service arrangements applicable to the fiscal year under review. Accounts receivable related to customers subject to receivership proceedings or experiencing financial difficulties, for which it is of no use to initiate enforcement proceedings, are fully charged off, or to the extent to which the information obtained and pending procedures support the definitive inability to collect such receivables.
Receivables for financial transactions include receivables related to financial institutions for commercial credit policies and for repurchase agreements; these receivables correspond to prices paid for these transactions. The interest related to these financial transactions, which is accrued during the period but not yet paid, is posted to accrued income.

Other receivables under current assets include assets in the form of advance tax payments, the determination of which is specified in the valuation criteria for taxes on current period income.

_Financial assets not classified as fixed assets

Securities and equity investments that are to be traded in the short term, or with a natural maturity in the following fiscal year, are valued at the lower of purchase cost, using the weighted average method, and market value at the end of the fiscal year. The cost value is restored if the reasons for previous write-downs no longer apply.

_Prepayments and accruals

These items include portions of expenses and income applicable to two or more fiscal years, the amount of which varies over time, in order to comply with the accrual principle.

_Risk and other charges

These reserves are created to cover losses or liabilities of a specific nature, the existence of which is certain or likely, and for which the amount or date of occurrence could not be determined at the end of the fiscal year. Provisions to these reserves reflect the best possible estimate on the basis of available information.

The tax reserve includes deferred tax liabilities, the determination of which is specified in the valuation criterion for taxes on current period income.

Risk reserves include the provision for the present value (which was estimated reasonably on the basis of actuarial and mathematical calculations) of payments in lieu of notice that are coming due and payable to employees entitled at the end of the fiscal year, who, at the time of the termination of their work relationship due to their retirement, are entitled to receive certain additional monthly payments.

The reserve for specific risks also includes the provision for the present value (which was determined reasonably on the basis of actuarial and mathematical calculations) of amounts due to retired former employees who are entitled to the pension supplement paid by the Premungas fund, and amounts due to employees whose rights are coming due.

_Employee' leaving entitlement

This reserve covers the accrued liability to all employees at the closing date of the financial statements. It is determined on the basis of the provisions of Law No. 297 of May 29, 1982 and includes the provisions for employee severance pay accrued for personnel on the payroll at the end of the year net of advances paid pursuant to Article 1 of the above law. This liability is subject to revaluation through the use of indices.

This entry also includes amounts due and payable, which are calculated at the time the necessary seniority is reached for a minimum pension, to employees entitled at the end of the fiscal year, and who, at the time of the termination of their work relationship due to retirement, are entitled to receive certain additional monthly payments, as stipulated in internal company agreements and the collective labour agreement.

_Payables

These items are posted at nominal value.
Tax payables on current taxes are entered according to the estimated tax burden for the year, using current rates, applied to a realistic estimate of taxable income, also taking into account tax credits, losses carried forward for the year and specific tax relief situations. If taxes to be paid are less than tax credits, payments on account, and withholding, the difference represents a receivable and is entered under assets in the balance sheet.

_Commitments

Commitments include security provided directly and indirectly and security received, broken down by security deposits, guarantees and other security in an amount equal to the actual commitment, and collateral equal to the value of the right or asset provided as collateral.

_Revenues and cost recognition

Revenues and income are posted net of returns, discounts and allowances as well as taxes directly connected with the sale of products and services.
To be specific:
- Revenues from the sale of power are recognised and posted when provided;
- Service revenues are recognised on the basis of completed services and in accordance with related contracts. Revenues for pending contracts are recognised in proportion to the work completed;

- Revenues from the sale of goods are recognised at the time title is transferred;
- Contributions from the Equalisation Fund are sundry contributions due to the Group companies, as established by the decisions issued from the Italian Electricity and Gas Authority;
- Connection fees are considered revenues from services provided during the period; accordingly, they are posted based on the accrual principle;
- Expenses are posted in accordance with the accrual principle;
- Financial income and expenses are recognised on the basis of the accrual principle;
- Dividends from investments in other companies are posted in the year that the companies' annual shareholders' meetings are held, at which the distribution of profits or reserves is approved.

_Income taxes

Income taxes for the period are calculated on the basis of current laws, applying the rates in force, taking specific tax benefits into account.

Deferred taxes are calculated with respect to temporary differences, including those resulting from consolidation adjustments, in assessments, and are reported in the reserve for deferred taxes only if the amount is negative. If the figure is positive, it is considered an asset for prepaid taxes and is posted under Other Receivables under Current Assets only if there is reasonable certainty that, during the years when temporary deductible differences will occur, and which led to the posting of prepaid taxes under taxable income, there will be taxable income no less than the amount of the differences to be offset. The amount of prepaid taxes is reviewed each year in order to verify the continuation of reasonable certainty of achieving future taxable income, in order to recover the prepaid taxes in full.

No deferred tax asset or liability is calculated for those temporary differences for which there are no reasonable expectations that they will be cancelled out with a resulting payment or recovery of taxes.

Deferred tax assets and liabilities are reported using the equity method.

In order to take into account the different tax rates applicable to different levels of income, deferred tax assets and liabilities are calculated using average expected rates for the periods in which the temporary differences will be reversed.

Any changes, resulting from modifications of taxes and/or tax rates, will be reported in the fiscal year in which the new provisions go into effect and will be actually applicable.

In order to calculate deferred tax assets, the tax benefit deriving from the future use of current or previous period tax losses can be taken into account, as long there exists a reasonable certainty of income which permits the recovery in the short term.

Deferred taxes and prepaid taxes of the various consolidated companies are offset only if there is a legal right to compensate balances.

_Criteria for the conversion of entries in foreign currency

Receivables, debt and payables originally expressed in foreign currency are converted to Euro at the historical exchange rates in effect on the dates of the related transactions. Exchange differences realised at the time of paying debt and payables and collecting receivables in foreign currency are posted to the income statement. If the conversion of debt, payables and receivables in foreign currency, which was carried out on the basis of exchange rates in effect as of the date of the financial statements, results in a net loss, it is applied and reflected in the income statement. If, on the other hand, the conversion results in a net gain, this amount is shown under the income statement postings at the financial income item.



_1. Notes to the AEM Group consolidated Balance Sheet

The items of the balance sheet are compared to the corresponding items in the consolidated financial statements as of December 31, 2000.

_Assets

_B) Fixed assets
_B I) Intangible assets

thousands of euro	12.31.2001	12.31.2000
Start-up and other capitalised expenses	2,658	1,866
Industrial patent and intellectual property rights	3,512	2,386
Concessions, licences, trademarks and similar rights	2,821	1,890
Consolidation difference	13,225	14,873
Work in progress	58	1,096
Other intangible assets	21,779	21,615
Total intangible assets	**44,053**	**43,726**

The historical cost does not include allocations of consolidation differences.
As of December 31, 2001, intangible assets totalled € 44,053 thousand (€ 43,726 thousand as of December 31, 2000) and were related to the capitalisation of costs covering several years, such as:

- start-up and other capitalised expenses, which totalled € 2,658 thousand (€ 1,866 thousand as of December 31, 2000), related to the capitalisation of costs that were incurred in 1999 for carrying out the corporate reorganisation process of AEM S.p.A., as well as capitalised costs related to the increase in authorised capital, during the previous fiscal year, by the subsidiary Metroweb Spa (formerly Citytel Srl). These costs are amortised over a 5 year period;
- industrial patent rights and rights to use intellectual property for € 3,512 thousand (€ 2,386 thousand as of December 31, 2000) and concern the capitalisation of costs incurred to acquire the licence to use application software with no time-limit, including SAP R/3 and the software for the Internet portal. These costs are amortised on a straight-line basis over 3 years;
- concessions, licences, trademarks and similar rights, which totalled € 2,821 thousand (€ 1,890 thousand as of December 31, 2000) and include costs incurred to acquire the licence to use application software with a time limit. These costs are amortised on a straight-line basis over 3 years;
- consolidation difference, which totalled € 13,225 thousand (€ 14,873 thousand as of December 31, 2000), determined by the acquisition of a majority investment in Serenissima Gas S.p.A., controlled directly, and in Triveneta Gas S.p.A., indirectly controlled through Serenissima Gas S.p.A. This consolidation difference, being the difference between the acquisition value of the investment inclusive of ancillary charges and the share of shareholders' equity in Serenissima Gas S.p.A. and Triveneta Gas S.p.A., is primarily attributable to the appreciation in value of the gas distribution concessions held by Serenissima Gas S.p.A. and Triveneta Gas S.p.A. until the expiry of such concessions. Despite the concessions having a duration of approximately 30 years, considering that regulatory developments towards the liberalisation of the gas sector leave room for uncertainty as to the actual duration of the distribution concessions, it was deemed appropriate to write off the consolidation difference in 10 years.

During the period under review, following the acquisition of 49% of the authorised capital in Zincar S.r.l. by the parent company AEM S.p.A., which now has 100% control, the excess of cost over the shareholders' equity in Zincar S.r.l. was wholly amortised during the period;

- intangible assets in process totalled € 58 thousand (€ 1,096 thousand as of December 31, 2000) and were for charges related to the creation of new application software which is being completed;
- other intangible assets totalled € 21,779 thousand (€ 21,615 thousand as of December 31, 2000) and were for the costs for adapting user facilities to natural gas, the costs incurred for converting city thermal power plants to methane, costs for transforming and installing facilities owned by customers to supply heat to end users, and planning costs for the construction of the museum in the area of Bovisa. These costs are amortised on a straight-line basis over 3 years. The costs incurred for leasehold improvements, such as the maintenance costs on the offices in Sesto San Giovanni, are amortised on the basis of the rental contract's duration entered into with Sesto San Giovanni Municipality. This item also includes the costs incurred for the start-up of operations in the subsidiary Metroweb S.p.A. (formerly Citytel S.r.l.), relative loan charges and the expenses capitalised by this company for leasehold improvements.

Intangible assets of December 31, 2001 showed, over the same period in 2000, a net increase of € 327 thousand resulting from the various effects of the following items:

- investments made during the period under review totalling € 21,379 thousand;
- the consolidation difference relating to Zincar S.r.l. for € 36 thousand;
- amortisation applicable to the year for € 20,935 thousand;
- the value of certain multiyear costs deducted for € 152 thousand;
- the value of certain multiyear costs transferred and reclassified among tangible assets under "Plant and Machinery - Distribution network" for € 1 thousand.

The composition of the item "Intangible Assets" and the changes during the period are shown at attachment 1 to these Notes.

_B II) Tangible assets

thousands of euro	12.31.2001	12.31.2000
Land and buildings	179,621	176,784
Plant and machinery	1,244,563	1,141,318
Industrial and commercial equipment	8,760	7,449
Other assets	15,975	14,902
Work in progress and advance payments	101,159	78,574
Total tangible assets	**1,550,078**	**1,419,027**

The historical cost does not include allocations of consolidation differences.

The gross amount of tangible assets can be seen in the following table:

thousands of euro	12.31.2001	12.31.2000
Gross value	1,755,264	1,564,646
Accumulated depreciations	(205,186)	(145,619)
Net value	**1,550,078**	**1,419,027**

Tangible assets, which were € 1,755,264 thousand (€ 1,564,646 thousand as of December 31, 2000) before accumulated depreciation, increased by a net amount of € 190,618 thousand due to the differences arising from:

- investments made and advance payments to suppliers for the creation of plants in the period under review, totalling € 196.708 thousand;
- the other acquisitions under "Land and buildings - Leased buildings" and "Plant and Machinery – Distribution networks" at € 53,551 thousand. These costs relate to the building in Corso di Porta Vittoria acquired by a lease-back transaction, for € 53,550 thousand, and to the reclassification from "Intangible Assets" of certain multiyear costs for € 1 thousand;
- the value of assets divested during 2001, gross of accumulated depreciation, for € 59,639 thousand.

With regard to assets transferred from the parent company to subsidiaries during 1999, it should be noted that, for the purpose of the preparation of the consolidated financial statements, capital gains from the transfer were written off, in accordance with correct accounting principles, determined by the difference between the book value of the transferred assets and their value as determined in expert appraisals prepared by a Court-appointed expert, with regard both to the transfer of fibre-optics networks to the subsidiary Metroweb S.p.A. (formerly Citytel S.r.l.), and to the transfer of divisions related to the transmission of electrical power, the distribution of electrical power and the distribution of gas and heat, to the companies AEM Trasmissione S.p.A., AEM Elettricità S.p.A. and AEM Gas S.p.A.

Tangible Assets also include the values of the building in Via Caracciolo, leased in 1999 for € 16,737 thousand, net of capital gains realised from the sale and lease back transaction of € 10,119 thousand, and the building in Corso di Porta Vittoria leased during 2001 for € 53,550 thousand, net of the capital gain realised of € 678 thousand. These sale and lease-back operations are posted in these financial statements according to the financing method, as provided by relative accounting principles.

_Capital expenditures

thousands of euro	12.31.2001	12.31.2000
Capital expenditures	196,708	200,607

The capital expenditures made by AEM S.p.A. in 2001 were primarily related to the following tangible assets:

_Land and buildings

a) Non-industrial land

Investments of € 24 thousand were made for the land by the South receiver station.

b) Non-industrial buildings

The capital expenditures totalled € 322 thousand and mostly refer to work done on the buildings of the rest home at Bormio, the shelter at Fusino, and on the small buildings for the North and South receiver stations.

c) Land and industrial buildings

Capital expenditures totalled € 3,317 thousand and concerned the work of renovating industrial buildings for the West receiver station, at the Bovisa, Orobia and Canavese sites, the offices at Trento, Caracciolo e Gonin, the fencing around the cabin of the 1st Belgioioso sault and the protection system for the Tecnocity cogeneration plant; Buildings were also updated at the Cassano power plant and the buildings in Grosio.

_Plant and machinery

a) Hydroelectric production plants

Capital expenditures totalling € 336 thousand were made which involved the plants at the Premadio, Stazzona and Grosio power plants and the work for expansion of the remote controlled system.

b) Thermoelectric production plants

Capital expenditures of € 578 were made, largely for the work of expanding of Group 1 at the Cassano d'Adda thermal power plant.

b) Heat production plants

Total capital expenditures of € 444 thousand were made concerning the re-powering of the Tecnocity cogeneration plant.

c) Transport lines

Work valued at € 695 thousand was completed, largely involving conservation projects of the 220 and 130 kV lines and the construction of the Medolago variant on the North/Grosio Receiver Station 220 kV line.

d) Transformer stations

Capital expenditures amount to € 229 thousand.

Work was done on the 220 kV section of the North and South receiver station, on the 23 kV of the North receiver station and on the auxiliary plants of the West receiver station.

e) Electricity distribution networks

Work valued at € 13,247 thousand was completed.

The main activities involved the extension of the medium and low voltage networks, the refurbishing of the isolating transformer stations, and the modernisation of internal plants. Work was also done on the auxiliary plants and on the 220 kV section of the Gadio substation and on the 9/23 kV section of the Suzzani, Loreto and Po substations. Lastly, other work involved the medium and low voltage lines in Valtellina and the IT networks in the Milan buildings.

f) Gas distribution networks

Work totalling € 20,259 thousand was completed.

The main activities involved the laying of medium and low-pressure pipes, the risers and measuring devices for the upkeep of the network and the acquisition of new residential users and heating systems. In addition, new network booths, cathode protection equipment and plant remote-control systems were installed.

g) Heat distribution networks

Capital expenditures totalled € 1,188 thousand and mainly refer to the development of the district heating networks in the areas of Sesto San Giovanni and Tecnocity.

h) Telecommunications networks

Investments totalled € 65,918 thousand and related essentially to measures to create the fibre optic networks in the Milan metropolitan area.

_Industrial and commercial equipment

New equipment and mobile phones were purchased totalling € 3,092 thousand.

_Other assets

Expenditures for furniture, furnishings, office equipment and vehicles totalled € 2,547 thousand.

_Transferable assets

Capital expenditures of € 128 thousand largely concerned the work for alterations to the loading tanks at the Lovero plant and the work on the sluice gates of the San Giacomo dam.

_Work in progress

a) Non-industrial buildings

These capital expenditures total € 1,029 thousand and concern refurbishment works on buildings in the Canavese area.

b) Industrial buildings

Capital expenditures of € 1,336 thousand were made, mainly pertaining to the work on the buildings in Piazza Po and the Bovisa area. Updating work was also carried out on the buildings of the Cassano power plant and the Premadio, Grosio and Stazzona buildings.

c) Electricity production plants

The capital expenditures in building were € 22,879 thousand.

Regarding the hydroelectric power plants, the main work concerned the continuation of the installation of the fourth group of the Grosio power plant and of the works for expanding the Premadio power plant, for a total amount of € 10,654 thousand.

Capital expenditures of € 12,225 thousand were made for the thermoelectric production plants, mostly concerning the repowering of Group 1 of the Cassano power plant.

d) Heat production plants

Capital expenditures of € 9,409 thousand were made. The work involved the setting up of the cogeneration plant at Famagosta, Figino and Linate, the heating and cooling plants at Bovisa and Bocconi University, as well as the expansion of the cogeneration plant at Tecnocity.

e) Transformer stations

Capital expenditures totalled € 418 thousand, primarily relating to refurbishment of the 23 kV section of the South receiver station.

f) Electricity distribution networks

Capital expenditures underway amount to € 935 thousand and largely refer to work done on the auxiliary plants of the Brunelleschi, Suzzani, Mugello and S. Dionigi substations and to the continuation of the work on the remote control system of the isolating transformer stations.

h) Gas distribution networks

Capital expenditures in construction totalled € 1 thousand and concern the designing of the 4th gas intake.

i) Heat distribution networks

Capital expenditures in construction totalled € 3,959 thousand, relating to the continuation of the expansion work on the district heating network in the areas of Figino, Famagosta and Tecnocity.

j) Telecommunications networks

Capital expenditures totalled € 12,776 thousand and mostly relate to the work in progress to create the fibre optics network in the Milan metropolitan area.

k) Other assets

These were € 1,094 thousand and mainly relate to the development of the some of the IT systems.

l) Advance payments

The advance payments of € 9,550 thousand for constructing tangible assets largely refer to the continuation of works for constructing Group 2 of the Cassano thermoelectric power plant.

m) Transferable assets

The main activity concerned the excavation work and construction of the sluice gates to create the new Viola Canal, as well as the conservation work on the San Giacomo dam, totalling € 20,998 thousand.

_Decreases

Decreases in tangible assets which, net of € 1,592 thousand in accumulated depreciation, totalled € 58,047 thousand, refer mainly to the sale and lease back of the building in Corso di Porta Vittoria 4, the sale of an alternator of Group 2 of the Cassano d'Adda thermoelectric power plant and some of the components of the Fraele plant, the decommissioning of 3 pylons on the North/Grosio receiver station 220 kV line, the partial sale of a piece of land in Bollate, the decommissioning of the isolating transformer stations, medium and low voltage cables, internal plants in the utility buildings, below surface pipes, risers and measuring devices considered no longer useful to the companies operations, as well as to the elimination of PCs and office equipment, and for the sale of some vehicles.

_Accumulated depreciation

thousands of euro	12.31.2001	12.31.2000
Accumulated depreciation	205,186	145,619

Following the provision for depreciation for the fiscal year of € 61,159 thousand, accumulated depreciation amounts to € 205,186 thousand and covers 12.4% of the value of operating plants as at December 31, 2001. This provision basically reflects the fact that the transfer of divisions pertaining to the transmission of electric power and the distribution of electricity, gas and heat to subsidiaries took place with closed books, thus entailing a valuation of assets net of value-adjusting reserves into transferee company assets.

The depreciation of tangible assets was calculated on the basis of rates that correspond to economic and technical rates that are deemed to be representative of the remaining potential use and useful life of the tangible assets.

The rates applied are as follows:

○ non-industrial land and buildings	1.2% - 12.5%
○ industrial land and buildings	0.8% - 18.0%
○ production plants	1.0% - 16.7%
○ transport lines	0.7% - 12.5%
○ transformer stations	2.4% - 25.0%
○ distribution networks	0.7% - 33.3%
○ miscellaneous equipment	3.3% - 16,7%
○ mobile phones	100.0%
○ furniture and fittings	5.0% - 19.0%
○ electric and electronic office equipment	5.0% - 50.0%
○ vehicles	5.0% - 18.0%

At the expiration of the concession, freely transferable assets are depreciated on the basis of the duration of the concessions renewed for a further thirty years; this renewal was also taken into account for concessions that had already expired on the preparation date of these consolidated financial statements.
The decision to depreciate freely transferable assets on the basis of the duration of concessions, which were renewed for a further thirty years, was based on the fact that this period of time is an appropriate representation of the useful life attributed to transferable plant assets and is supported by current regulations. In fact, there are specific regulations that call for the automatic renewal of concessions related to hydroelectric plants up to a maximum of sixty years for major diversions of public water to be used for driving power, and thirty years for minor diversions (Law No. 102 of May 2, 1990, better known as the Valtellina Law). The Bersani Decree No. 79/1999 also calls for the ability to renew hydroelectric concessions for thirty years from the expiration date, provided that the grantor of the concession presents a plan to improve the productivity of the plant.
Bearing in mind that the concessions for the transferable plant assets of AEM S.p.A., which are all located in Valtellina, almost exclusively involved major diversions of public water, it was decided, on the basis of the prudence principle, to consider the concessions to be automatically renewable for a further thirty years from the expiration date of the concessions.

Tangible assets affected by changes in useful life due to revisions in the original conditions for estimating the remaining potential usage resulting from company plans calling for the replacement of these assets, were depreciated taking into account the remaining future usage.

It should also be noted that no financial expenses were capitalised during the fiscal year under review.
A summary table was prepared for "Tangible assets" (Attachment No. 2 to the notes to financial statements) which indicates, for each item, the beginning amount, changes during the period, and the ending balance of tangible assets and relative accumulated depreciation.

_B III 1) Equity investments

B III 1 b) Investments in affiliates

thousands of euro	12.31.2001	12.31.2000
Equity investments	95,630	27,295

Investments in affiliates, evaluated using the cost method, total € 95,630 thousand showing an increase of € 68,335 thousand from a year earlier.

The following table shows the make up and changes in these investments during the fiscal year:

Investments in affiliates - thousands of euro	Historic cost	Revaluations	Write-downs	Changes in value	Net value
Values at 12.31.2000	**38,370**	**458**	**(11,533)**	**–**	**27,295**
Changes as of 12.31.2001					
– changes in share capital	–	–	–	–	–
– acquisitions	20	–	–	–	20
– contributions	–	–	–	–	–
– subscriptions	47,618	–	–	–	47,618
– disposals	–	–	–	–	–
– reclassifications	(704)	–	–	–	(704)
– write-downs	–	–	(9,104)	–	(9,104)
– revaluations	–	30,505	–	–	30,505
Total changes as of 12.31.2001	**46,934**	**30,505**	**(9,104)**	**–**	**68,335**
Values at 12.31.2001	**85,304**	**30,963**	**(20,637)**	**–**	**95,630**

The acquisitions and subscriptions during the year were:

- € 5.168 thousand to subscribe the increase in capital of the affiliate Mestni Plinovoodi d.o.o. in May 2001;
- € 39,470 thousand to subscribe the increase in capital in the affiliate Fastweb S.p.A. It is pointed out that AEM S.p.A. only partially subscribed the capital increase, in relation to the financial commitments foreseen for the development of the core business;
- € 20 thousand for the purchase of 39,000 shares in the affiliate Fastweb S.p.A.;
- € 1,580 thousand to subscribe 30% in the consortium fund of Consorzio 3A;
- € 646 thousand in payment of 25% of the consortium fund of Consorzio Italpower (in liquidation) set up with ACEA S.p.A., AEM di Torino S.p.A. and ATEL in order to take part in the bidding for the acquisition of Elettrogen, an electricity generating company (GENCO) which ENEL S.p.A. sold as required by the Bersani Decree. The bidding was finally won by a competitor company;
- € 487 thousand, corresponding to seven-tenths of the authorised capital in Electrone S.p.A. (€ 263 thousand) and Plurigas S.p.A. (€ 224 thousand);
- € 81 thousand for AEM S.p.A.'s quota – equalling 49% of the authorised capital totalling € 100 thousand – in the company e-UTILE S.p.A. including ancillary constitution costs.

Write-downs of € 9,104 thousand are represented by the amount attributable for the losses sustained in the period by the affiliate Fastweb S.p.A. (€ 6,977 thousand) and Mestni Plinovodi d.o.o. (€ 1,941 thousand), both valued by the equity method, as well as the write-down of the investment in Italpower S.p.A. (€ 186 thousand) set up in order to bid for Elettrogen as already mentioned, and subsequently put into liquidation during 2001.

Revaluations, totalling € 30,505 thousand, concerned the pro-quota amounts of the net income generated during the year by the affiliates Società Servizi Valdisotto S.p.A. (€ 8 thousand), Malpensa Energia S.r.l. (€ 109 thousand), Plurigas S.p.A. (€ 1,807 thousand) and Electrone S.p.A. (€ 10 thousand), valued by the equity method. This item also includes the revaluation by € 28,571 thousand of the equity investment in Fastweb S.p.A. due to the reduction of the share in this company held by AEM S.p.A. as a result of the € 6,500 thousand increase in authorised capital carried out by the affiliate during the year and fully subscribed by third parties with the payment of a premium.

The reclassifications of € 704 thousand refer to the € 98 thousand investment in Zincar S.r.l., which becomes fully integrated, and to the € 606 thousand investment in Laritel S.r.l., reclassified to the item "Other equity investments" since the percentage owned has dropped from 30% to 6.19% due to AEM S.p.A. not subscribing to the increase in capital in this company during 2001.

B III 1 d) Investments in other companies

Investments in other companies, valued at cost, totalled € 21,390 thousand (€ 48,441 thousand in the 2000 period), representing a decrease of € 27,051 thousand compared to the previous period.

The table below shows the composition and changes occurring during the year:

Investments in other companies - thousands of euro	Historic cost	Revaluations	Write-downs	Changes in value	Net value
Values as of 12.31.2000	**55,072**	**-**	**(6,631)**	**-**	**48,441**
Changes as of 12.31.2001					
- changes in share capital	-	-	-	-	-
- acquisitions	12,189	-	-	-	12,189
- contributions	-	-	-	-	-
- subscriptions	25	-	-	-	25
- disposals	(48)	-	-	-	(48)
- write-downs	-	-	(8,803)	-	(8,803)
- reclassifications	(30,414)	-	-	-	(30,414)
Total changes as of 12.31.2001	**(18,248)**	**-**	**(8,803)**	**-**	**(27,051)**
Values as of 12.31.2001	**36,824**	**-**	**(15,434)**	**-**	**21,390**

The acquisitions and subscriptions during the year were:

- € 11,315 thousand for the purchase of shares in AEM di Torino S.p.A.;
- € 874 thousand for the purchase of shares in ASM di Sondrio S.p.A.;
- € 25 thousand to subscribe 16.66% in the consortium fund of Consorzio Milanosistema.

Disposals of € 48 thousand refer to the sale of a quota of the authorised capital in Emittenti Titoli S.p.A..

The write-downs of € 8,803 thousand is partly represented by the pro-quota amount for the losses regarding the investment in e.BISCOM S.p.A. (€ 8,198 thousand), prudentially applied to align the historic cost with the average arithmetic value of the market in the second half of 2001 with a view to recovering the cost sustained in the medium term period, and partly in Laritel S.r.l. (€ 605 thousand).

Reclassifications of € 30,414 thousand refer, for € 31,020 thousand, to the reclassification to current assets, and subsequent sale, of the equity investment in Montedison S.p.A., and for € 606 thousand to the reclassification of the equity investment in Laritel S.r.l.

Special summary tables (Attachment No. 3 to notes to financial statements) were prepared for equity investments included in financial assets and excluded from the consolidation, and for investments valued using the equity method or the cost method.

_B III 2) Financial receivables

thousands of euro	12.31.2001	12.31.2000
Affiliate receivables	1,166	**2,477**
of which:		
Due after one year	1,166	2,408
Due within one year	-	69
Receivables from others	6,783	**7,721**
of which:		
Due after one year	6,381	7,043
Due within one year	402	678

The item under review includes outstanding medium and long-term receivables as of December 31, 2001 totalling € 7,949 thousand (€ 10,198 thousand as of December 31, 2000). This item is made up of:

◦ affiliate receivables of € 1,166 thousand (€ 2,477 thousand as of December 31, 2000) referring to the first seven tranches of the loan granted to the affiliate Alagaz S.p.A. in order to develop the "Metanizzazione di Porgolovo" project in St. Petersburg, free of interest up to January 1, 2002; affiliate receivables show a decrease of € 1,311 thousand as a result of the repayment of loans granted to the affiliate Mestni Plinovodi d.o.o.;

◦ other receivables totalled € 6,783 thousand (€ 7,721 thousand as of December 31, 2000) broken down as follows:

– € 574 thousand for staff receivables (€ 763 thousand as of December 31, 2000), of which € 247 thousand, for employee loans, is due within the following period. This amount dropped € 189 thousand from the prior period due to fewer loans granted and for loans paid back during the period;

– € 368 thousand for receivables from users (€ 633 thousand as of December 31, 2000), due within the following period, a result of financing granted for the transformation of heating plants;

– € 507 thousand for security deposits (€ 497 thousand as of December 31, 2000);

– € 5,334 thousand of tax credits (€ 5,828 thousand as of December 31, 2000) for the advance payment of IRPEF [individual income taxes], applied to severance pay accrued for employees on the payroll at the end of fiscal year 1997 and paid to tax authorities in 1997 and 1998. These credits were used for the payment of withholdings on severance payments paid starting January 1, 2001, as prescribed by the regulation introducing such withholding. These credits are re-valued at the end of each fiscal year in accordance with the criteria set forth in Article 2120 of the Civil Code. The financial income resulting from the revaluation is posted to the income statement under other financial income.

Changes during the fiscal year and maturities for these receivables are shown in the following table:

thousands of euro	Amounts at 12.31.2000	Changes in the period	Amounts at 12.31.2001	Receivables due		
				Within the subsequent period	After the subsequent period up to the 5th	After the 5th period
Affiliate receivables	**2,477**	**(1,311)**	1,166	**–**	**1,166**	**–**
Other receivables						
– personnel receivables	763	(189)	574	247	323	4
– miscellaneous user receivables	633	(265)	368	155	213	–
– security deposits	497	10	507	–	507	–
– tax credits	5,828	(494)	5,334	–	5,334	–
Total	**10,198**	**(2,249)**	**7,949**	**402**	**7,543**	**4**

It should be noted that no write-downs were applied to non-current receivables since it is believed that they will be collected in full.

_B III 3) Other securities

thousands of euro	12.31.2001	12.31.2000
Other securities	78	78

As of December 31, 2001, this item totalled € 78 thousand, unchanged from a year earlier, and was for government securities or securities guaranteed by the government that mature after the following period, and that AEM S.p.A. intends to hold until their natural maturity.
During the fiscal year, no adjustments were made for permanent losses of value.

_C) Current assets

_C I) Inventories

thousands of euro	12.31.2001	12.31.2000
Inventories	22,468	21,809

As of December 31, 2001 the composition and changes in inventories from the prior period were as follows:

thousands of euro	Amounts as of 12.31.2000	Changes during the period	Amounts as of 12.31.2001
Materials and fuels:			
- materials and equipment	8,755	(289)	8,466
- obsolescence provision	(1,390)	(43)	(1,433)
	7,365	(332)	7,033
- fuels	1,342	1,603	2,945
- other inventory on hand	3	(3)	-
Total materials and fuels	**8,710**	**1,268**	**9,978**
Work in progress contracts	12,593	(103)	12,490
Advance payments	438	(438)	-
Other	68	(68)	-
Total	**21,809**	**659**	**22,468**

Changes in reserves posted as an adjustment to the amounts of inventories were as follows:

thousands of euro	Amount at 12.31.2000	Allocation	Use	Other changes	Amounts at 12.31.2001
Obsolescence provision	1,390	300	(257)	-	1,433

Inventories of materials and fuel for the Group totalling € 9,978 thousand rose by € 1,268 thousand from December 31, 2000, attributable to lower purchases during the period of materials for reserve supplies of € 289 thousand, offset by the increase in fuel inventories of € 1,603 thousand as a result of normal requirements for generating thermoelectric power. The amount reported for inventories of materials was adjusted to the current value with the reserve for obsolescence.

This reserve, which at the end of the fiscal year totalled € 1,433 thousand (€ 1,390 thousand as of December 31, 2000), is created in order to write-down materials that move slowly over the medium term as well as those considered obsolete. In 2001, a provision was made to this reserve of € 300 thousand after classifying certain materials on hand as obsolete. At the same time, to cover the elimination of certain materials that were already considered obsolete, the reserve was used to the extent of € 257 thousand.

It should also be noted that the cost of materials on hand calculated using the weighted average method, does not differ substantially from the current value at the end of the fiscal year. In fact, this value is € 198 thousand higher than the value reported in financial statements as of December 31, 2001.

At the end of the period, pending projects totalled € 12,490 thousand (€ 12,593 thousand at the end of the prior period), € 6,834 thousand of which refers to work in process assigned by the Municipality of Milan to AEM S.p.A. according to the urban lighting plan involving the refurbishing and expansion of city lighting fixtures and traffic signals, as well as € 5,170 thousand for the works carried out by the subsidiary Metroweb in relation to the setting up of an integrated telephone system for the Lombardy Regional Council for € 1,264 thousand and the work-in-progress for other telecommunications operators for € 3,906 thousand.

For the period under review, the advances to suppliers item shows a zero amount (€ 438 thousand in the prior period), as does the Other reserve supplies which, in the previous period, stood at € 68 thousand.

_C II) Receivables

_Receivables for the sale of power and services

thousands of euro	12.31.2001	12.31.2000
Receivables for the sale of power and services	327,812	231,494

This item, which totalled € 327,812 thousand net of write-downs (€ 231,494 thousand as of December 31, 2000), was payable entirely within the following period.

The following table shows receivables for the sale of energy and services and changes for the year:

thousands of euro	Amounts at 12.31.2000	Changes in the period	Amounts at 12.31.2001	Receivables due: Within the subsequent period	After the subsequent period up to the 5th	After the 5th period
Receivables for the sale of power	85,548	28,756	114,304	114,304	-	-
Receivables for the sale of power, invoices to be issued	93,421	33,724	127,145	127,145	-	-
Total receivables for the sale of power	**178,969**	**62,480**	**241,449**	**241,449**	**-**	**-**
Receivables for services	28,794	39,513	68,307	68,307	-	-
Receivables for services, invoices to be issued	25,743	(3,953)	21,790	21,790	-	-
Total receivables for services	**54,537**	**35,560**	**90,097**	**90,097**	**-**	**-**
Allowance for doubtful receivables	**(2,012)**	**(1,722)**	**(3,734)**	**(3,734)**	**-**	**-**
Total	**231,494**	**96,318**	**327,812**	**327,812**	**-**	**-**

Changes in allowances offsetting the amount of receivables for sales of power and services are detailed in the following table:

thousands of euro	Amount at 12.31.2000	Allocation	Use	Other changes	Amounts at 12.31.2001
Allowance for doubtful receivables from users and customers	(2,012)	(2,990)	1,268	-	(3,734)

Receivables for the sale of power, which totalled € 241,449 thousand (€ 178,969 thousand in the prior period), increased € 62,480 thousand as a result of sales of electric power by the subsidiary AEM Energia S.p.A. to eligible customers, to the national corporation called *Gestore Rete Trasmissione Nazionale* (GRTN) as required by the Italian Electricity and Gas Authority, as well sales to Società Servizi Valdisotto S.p.A.

and Valdisotto Energia S.r.l. The increase is also due to the higher level of receivables for power to the subsidiary AEM Elettricità S.p.A. largely arising from the new tariff system which came into force during the current period, to the higher sales of gas by the subsidiaries AEM Gas S.p.A. and Serenissima Gas S.p.A. and from the new tariff system applied during the period.

Receivables for services, which totalled € 90,097 thousand (€ 54,537 thousand as of December 31, 2000), were primarily for receivables related to ASM Brescia S.p.A. for services involving the management of the Cassano d'Adda thermoelectric power plant, third party receivables for miscellaneous services, and receivables related to ENEL for the assessment of the counter-value of power exchanged during the year, receivables related to SNAM for the subsidy granted on gas sales, receivables from GRTN covering the costs for the power installations and those ancillary to the national network for the transport of electric power, as well as to the increase in receivables of the subsidiary Metroweb thanks to the progress in works for the infrastructure of cable ducts and optic fibre.

As of December 31, 2001, the allowance for doubtful receivables totalled € 3,734 thousand, an increase of € 1,722 thousand over the end of the previous period, as a result of changes during the period. It also includes the writing-off of receivables from users for interest on delayed payment calculated at the end of the period.

This allowance is deemed to be in line with the risk to which it refers.

_Affiliate receivables

thousands of euro	12.31.2001	12.31.2000
Affiliate receivables	1,297	2,415

Out of this entry, which totalled € 1,297 thousand (€ 2,415 thousand as of December 31, 2000), net of the allowance for doubtful receivables for € 19 thousand, € 1,274 thousand was for receivables related to goods and services already invoiced, and € 41 thousand was for receivables related to goods and services to be invoiced, primarily in relation to Fastweb S.p.A., Malpensa Energia S.r.l., Mestni and Consorzio Italpower. Affiliate receivables are primarily the result of commercial relationships, and all are due within the following period. They are related to the sale of power, materials and devices and miscellaneous services provided for affiliate companies.

The above receivables are all considered to be collectable within the following year.

Changes to the reserve adjusting the value of doubtful affiliate receivables are detailed in the following table.

thousands of euro	Amount at 12.31.2000	Allocation	Use	Other changes	Amounts at 12.31.2001
Allowance for doubtful affiliate receivables	12	7	–	–	19

_Parent company receivables

thousands of euro	12.31.2001	12.31.2000
Parent company receivables	56,807	35,019

As of December 31, 2001 receivables related to the Municipality of Milan totalled € 56,807 thousand, net of the allowance for doubtful receivables, in the amount of € 477 thousand. Group receivables related to the parent entity primarily concern the supply of energy and the supply of services and materials to install and manage the public lighting fixtures and the network of city traffic lights. This item increased € 21,788 thousand over the financial statements as of December 31, 2000, due primarily to an increase in services provided during the period, with respect to the progress made in the urban lighting plan awarded by the Municipality of Milan in 1998 to AEM S.p.A. and the production of subsequent urban plans approved by the City Council.

Changes to the reserve adjusting the value of doubtful parent company receivables are detailed in the following table:

thousands of euro	Amount at 12.31.2000	Allocation	Use	Other changes	Amounts at 12.31.2001
Allowance for doubtful parent company receivables	192	285	-	-	477

_Other receivables

thousands of euro	12.31.2001	12.31.2000
Other receivables	48,390	**143,830**
of which:		
- Electricity Equalisation Fund receivables	6,586	13,933
- receivables for financial transactions	-	69,890
- advance payments - suppliers	205	1,443
- personnel receivables	76	67
- other receivables	41,523	58,497

This item totalled € 48,390 thousand (€ 143,830 thousand as of December 31, 2000) and refers to the following:

◦ € 6,586 thousand, net of write-downs of € 105 thousand, for receivables related to the Equalisation Fund for the Electricity Industry [CCSE], referring to both the contribution towards thermal charges that have not yet been paid by that agency, and to the contribution towards the production of electricity for the tied market (Authority's resolution No. 205/99; compared to the end of the previous fiscal year, these receivables have reduced by € 7,374 thousand largely because of the abolition of the thermal charge paid by the CCSE as of January 1, 2001, as required by the Italian Electricity and Gas Authority's resolution No. 230/00;

◦ € 205 thousand, a decrease of € 1,238 thousand since the previous period, for advance payments made during the period to suppliers of work related to the development of the urban lighting plan;

◦ € 76 thousand for staff receivables (€ 67 thousand in the previous period);

○ € 41,523 thousand for miscellaneous receivables (€ 58,497 thousand at December 31, 2000). € 4,385 thousand of this entry was for receivables related to third parties for compensation resulting from damage caused to plant assets, as well as VAT receivables for € 11,445 thousand of the parent company AEM S.p.A. and the subsidiaries AEM Energia S.p.A. and AEM Service S.r.l.; tax credits, of € 14,014 thousand, from IRPEG [Corporate Income Tax] and IRAP [Regional Manufacturing Tax] deferred taxes resulting from the temporary differences between the net income as per the financial statements and the taxable income for the 2001 fiscal period, which will be returned in future periods, as well as receivables for € 3,157 thousand from IRPEG credit for the 2001 period of the parent company AEM S.p.A., € 403 thousand in receivables from Social Security agencies, and € 8,012 thousand the tax credit relating to the 2001 dividend reported in accounts on an accruals basis. The decrease of € 16,974 thousand since the end of the previous period is largely due to the reduction in the VAT credit of the parent company AEM S.p.A. relative to the last month of the period.

Third party receivables for the compensation of damage caused to plant assets were adjusted by specific risk reserves of € 341 thousand and by the allowance for doubtful debts for compensation of damages of € 8 thousand in order to reflect the actual potential for collection.

Changes in reserves adjusting the value of other receivables are shown below:

thousands of euro	Amount at 12.31.2000	Allocation	Use	Other change	Amounts at 12.31.2001
Reserve for specific risks as a reduction to third party receivables for the compensation of damages	341	–	–	–	341
Allowance for doubtful receivables for compensation of damages	–	8	–	–	8
Allowance for doubtful receivables from others	70	34	–	–	104

Other receivables are all due to be paid within the subsequent period.

_C III) Financial assets not classified as fixed assets

_Other equity investments

thousands of euro	12.31.2001	12.31.2000
Other equity investments	–	6,721

As of December 31, 2001, this item showed a zero figure since the parent company AEM S.p.A. sold all its shares in ACSM S.p.A. di Como and in Montedison S.p.A. during 2001.

_Other securities

thousands of euro	12.31.2001	12.31.2000
Other securities	3	3,003

As of December 31, 2001, this item totalled € 3 thousand (€ 3,003 thousand as of December 31, 2000) and was for fixed return bonds. The decrease of € 3,000 thousand from December 31, 2000 was due to the sale of all the Lavoro Bank Overseas bonds.
At the end of the period there were no adjustments made to value.

_C IV) Cash and cash equivalent

_Bank and post office deposits

thousands of euro	12.31.2001	12.31.2000
Bank and post office deposits	84,657	26,461

Liquid assets in current accounts as of December 31, 2001 were € 84,657 thousand, representing an increase of € 58,196 thousand compared to the end of fiscal year 2000. The increase compared to the end of the previous period is largely due to fixed-term deposits opened to guarantee creditors at the time of the registering, in the Companies' Register, of the project to split AEM Energia S.p.A. from AEM Gas S.p.A. effective as of January 1, 2002. This item includes interest accrued but not yet credited at December 31, 2001.

_*Cash and cash equivalents on hand*

thousands of euro	12.31.2001	12.31.2000
Cash and cash equivalents on hand	152	302

Total cash balances that had not been deposited to current accounts at banks were € 152 thousand as of December 31, 2001.

_D) Accrued income and prepaid expenses

thousands of euro	12.31.2001	12.31.2000
Accrued income and prepaid expenses	1,417	1,861

This item was reported at € 1,417 thousand and primarily was for amounts paid towards future payables as well as payments of fees made that relate to a future period. The decrease of € 444 thousand is due to the reduction in accrued income relating to interest on financial transactions.

The composition and changes that occurred in this item during the year are reported in the following table:

thousands of euro	Amounts at 12.31.2000	Changes during the period	Amounts at 12.31.2001
Accrued income:			
- Revenue related to the period	296	(296)	-
- interest on financial transactions	13	(13)	-
Total accrued income	**309**	**(309)**	**-**
Prepaid expenses:			
- invoicing related to the subsequent period	86	1,082	1,168
- payments during the year related to the subsequent period	1,465	(1,216)	249
Total prepaid expenses	**1,551**	**(135)**	**1,417**
Total	**1,861**	**(444)**	**1,417**

_Liabilities

_A) Shareholder's equity

The composition of shareholders' equity is detailed below:

thousands of euro	12.31.2001	12.31.2000
Group shareholders' equity:		
Share capital	936,025	929,647
Legal reserve	64,039	62,555
Accelerated depreciation reserve	3,491	-
Extraordinary reserve	57,543	52,227
Consolidation reserve	28,762	191
Other reserves	2	-
Losses carried forward	(61,641)	(45,095)
Net income for the period	105,089	74,494
Total Group shareholders' equity	**1,133,310**	**1,074,020**
Minority interests	10,565	8,131
Total shareholders' equity	**1,143,875**	**1,082,150**

_I) Share capital

As of December 31, 2001, authorised capital stock totalled € 936,025 thousand. On July 25, 2001, the authorised capital was converted to Euro and comprises 1,800,047,400 shares with a par value of € 0.52 each. The difference of € 6,378 thousand was drawn from the Extraordinary reserve.

It should be noted that earnings per share, which is obtained from the ratio of net income for the period to the number of ordinary shares in circulation during the year, were approximately € 0.06 (€ 0.04 euro as of December 31, 2000).

_IV) Legal reserve

As of December 31, 2001, this item totalled € 64,039 thousand, due to the 5% allocation of net income from the prior period as required by Article 2430 of the Civil Code.

_Accelerated depreciation reserve

This totals € 3,491 thousand at December 31, 2001 and refers to the allocation of part of the net income from 2000 of AEM S.p.A. to cover the accelerated depreciation, pursuant to paragraph 2, Article 67 of Presidential Decree 917/86.

_Extraordinary reserve

This item totalled € 57,543 thousand (€ 52,227 thousand as of December 31, 2000) as was made up as follows:

◦ € 41,395 thousand for the provision to this reserve of a portion of undistributed income of AEM S.p.A. from previous periods; the increase of € 5,316 thousand arises from the allocation of part of the parent company's net income from the 2000 period, partly offset by the use for the increase of authorised capital as a result of converting to the Euro;

◦ € 16,148 thousand, from the excess reported in reserves for specific risks, which occurred in fiscal year 1997. These reserves were funded by making full use of additional paid-in capital that resulted from the transformation of the municipal power company into a corporation.

_Consolidation reserve

This totalled € 28,762 thousand and mainly refers to the evaluation of the affiliate Fastweb S.p.A. by the equity method, as well as retained earnings from affiliates from previous years.

_Other reserve

This totalled € 2 thousand at the end of 2001 and refers to dividends from previous periods which some shareholders waived.

_VIII) Retained earnings

This item shows a negative balance of € 61,641 thousand and refers both to the consolidation adjustments concerning values reported in previous years' financial statements of the Group companies, and to losses and profits of previous periods brought forward by some of the subsidiaries.

_IX) Net income for the period

Net income was € 105,089 thousand and consist of the consolidated profit for 2001.

_Minority interests

As of December 31, 2001 this item totalled € 10,565 thousand (€ 8,131 thousand as of December 31, 2000) and represents the portion of capital, reserves and profits belonging to minority shareholders in the companies Metroweb S.p.A. and Serenissima Gas S.p.A., not fully controlled by AEM S.p.A.

It should also be noted that the portion of minority interests in the subsidiaries AEM Elettricità S.p.A., AEM Gas S.p.A., AEM Trasmissione S.p.A. and AEM Energia S.p.A. is not relevant, since AEM S.p.A. holds 99.99% of the authorised capital in those companies.

The increase over the end of the previous year is mostly due to the reporting of the portion of results for the period attributable to minority interests.

Pursuant to Article 2426 of the Civil Code, Paragraph 1, Point 5, it should be noted that since there are no other available reserves, a portion of the extraordinary reserve, in the amount of € 2,658 thousand, is bound by law to cover the start-up and expansion costs that are not depreciated as of the end of the period.

The relationship between shareholders' equity and parent company net income as of December 31, 2001, reported in the company's financial statements, and those figures contained in the consolidated financial statements, is shown in the following tables:

thousands of euro	12.31.2001	12.31.2000
Parent company shareholder's equity	1,904,594	**1,943,495**
Profit (loss) for the period of affiliates, not received by AEM, valued by the equity method	(6,983)	(11,299)
Consolidation reserve	28,762	192
Profit (loss) for the period of consolidated companies	26,903	12,181
Elimination of inter-group income from transfer of divisions, of non-current assets and sale of non-current assets	(808,026)	(869,384)
Other consolidation adjustments	78,288	61,633
Elimination of adjustments, in compliance with tax regulations	(6,135)	1,991
Profit/loss carried forward	(61,641)	(45,095)
Elimination of dividends from affiliates, valued by the equity method and from subsidiaries	(22,452)	(19,695)
Total consolidated shareholder's equity	1,133,310	**1,074,020**
Minority interests:		
Minority share capital and reserves	8,131	7,993
Minority profit/loss	2,434	137
Total minority interests	10,565	**8,131**
Consolidated shareholder's equity	**1,143,875**	**1,082,150**

thousands of euro	12.31.2001	12.31.2000
Parent company profit (loss) for the period	35,468	29,683
Profit (loss) for the period of affiliates valued by the equity method	(6,983)	(11,299)
Consolidated subsidiaries' profit (loss) for the period	26,903	12,182
Elimination of dividend received by subsidiaries and the relative tax credit	(22,452)	(19,695)
Consolidation adjustments	78,288	61,633
Elimination of adjustments in compliance with tax regulations	(6,135)	1,991
Consolidated net income	**105,089**	**74,495**

Changes in the shareholders' equity items pertaining to the Group are contained in the attachment no. 5 in the notes to the financial statements.

_B) Provision for risk and other charges

_Other reserves

thousands of euro	12.31.2001	12.31.2000
Risk and other charges	100,642	**72,537**
of which:		
Social security payments		
Specific risks	75,923	55,957
Deferred taxes	24,719	16,372
Future expenses	=	208

These reserves consist of:

○ Provision for specific risks

As of December 31, 2001 this reserve totalled € 75,923 thousand (€ 55,957 thousand as of December 31, 2000), and can be broken down as follows:

– € 4,303 thousand (€ 3,735 thousand as of December 31, 2000) for the provision for pending suits with staff and third parties and potential liabilities related to operations. The increase reported since the prior period is attributable to new disputes regarding operations which arose during the period;

– € 8,946 thousand (€ 9,145 thousand at the end of the last period) for the provision for the present value, which was reasonably estimated on the basis of mathematical and actuarial calculations, of payments in lieu of notice that are falling due, which will be paid to employees entitled at the time of the termination of their work relationship due to retirement;

– € 42,118 thousand (€ 43,077 thousand as of December 31, 2000) in relation to the estimate, which was determined on the basis of mathematical and actuarial calculations, of future liabilities to retired former employees who are entitled to supplemental pension benefits from the Premungas pension fund, and liabilities to employees whose rights are falling due. This reserve which, as of December 31, 2001 was adequate to cover the related risk, decreased € 959 thousand since December 31, 2000 in order to adjust it for the charge that will actually be paid by the parent company AEM S.p.A.;

– € 13,910 thousand for the provision made by AEM Elettricità S.p.A. for ascertaining the standardization of distribution costs in line with the intentions of the Italian Electricity and Gas Authority;

– € 6,647 thousand for the provision made during the year by the subsidiary AEM Gas S.p.A. in order to take account of any settlement in favour of users deriving from the application of the new tariff system required by the Italian Electricity and Gas Authority resolution no. 237/00, subsequently annulled by a sentence from the Lombardy Regional Administrative Court. The Italian Electricity and Gas Authority has lodged an appeal with the State Council which will deliver sentence in the first months of 2002.

In these financial statements, no provision was made for the risk associated with the European Community infraction proceedings, which was initiated in 1999 by the EEC Commission against the Italian government, and in particular with regard to the tax moratorium pursuant to Law No. 427/93, since it involves an event that is currently deemed to be remote with only a possibility of occurrence.

◦ Provision for deferred taxes

These total € 24,719 thousand, with an increase of € 8,347 thousand over December 31, 2000. The increase of this reserve is due, for € 22,452 thousand, to the provision for taxation on reported dividends relating to the parent company AEM S.p.A. and, for € 5,471 thousand, following adjustments aimed at adapting the financial statements of individual companies to those justified under civil terms so as to offset conflicts that might be created by the application of changes and provisions called for solely by tax law, such as, in particular, the higher depreciation applied, in order to avoid unjustified fiscal penalization. The remainder of the Reserve is for deferred IRPEG [Corporate Income Tax] and IRAP [Regional Manufacturing Tax] payable taxes of all the AEM Group companies, resulting from the deduction, purely for income declaration purposes, of accelerated depreciation. These allocations have been partly offset by the use of € 3,694 thousand from the provision following the distribution of dividends from subsidiaries relating to the 2000 period, together with the relative tax credit.

Deferred taxes were calculated using the current IRPEG and IRAP rates applicable when the temporary differences that produced them are reversed.

◦ Provision for future expenses

As of December 31, 2001 this item shows a nil value (€ 208 thousand as of December 31, 2000) since the obligations deriving from gas distribution agreements in the municipalities of Cinisello Balsamo and Cassano d'Adda were fully acquitted during the period.

The above reserves changed as follows during the period:

thousands of euro	Amount at 12.31.2000	Allocation	Use	Other changes	Amounts at 12.31.2001
Reserve for specific risks	55,957	23,524	(3,119)	(439)	75,923
Reserve for deferred taxes	16,372	12,041	(3,694)	-	24,719
Reserve for future expenses	208	-	(208)	-	-

_C) Employee' leaving entitlement

thousands of euro	12.31.2001	12.31.2000
Employee' leaving entitlement	61,787	60,783

As of December 31, 2001 this reserve totalled € 61,787 thousand corresponding to the total amount of severance pay accrued by staff on the payroll at the end of fiscal year 2001 net of advances made pursuant to Article 1 of Law No. 297 of May 29, 1982, and the amount due and payable for payments in lieu of notice at the time the necessary seniority is reached for a minimum pension, to employees entitled at the end of the fiscal year.

The increase in the employee severance pay reserve from the period ending December 31, 2000 totalled € 1,004 thousand and is basically attributable to the allocating of the portion of this reserve accrued during the year in review.

thousands of euro	Amount at 12.31.2000	Allocation	Use	Other changes	Amounts at 12.31.2001
Employee severance pay reserve	60,196	6,969	(5,716)	(246)	61,203
Payment in lieu of notice accrued	587	26	(35)	6	584
Total	**60,783**	**6,995**	**(5,751)**	**(240)**	**61,787**

_D) Payables

_Banks

thousands of euro	12.31.2001	12.31.2000
Short-term banks	247,506	161,000
Medium-long term bank debts	94,363	34,926
Total payables to bank	**341,869**	**195,926**

These total € 341,869 thousand. € 94,363 thousand refers to medium and long term debt, of which € 91,618 is due after the 5th financial year following. The other € 247,506 thousand is short term financial debt, consisting of current portions of medium-long term longs due in the period and of the use of credit lines.

Medium-long term debt for acquisition and development of new investments concern:
- for € 11,118 thousand, loans financing the project to extend natural gas pipelines, given to the subsidiary AEM Gas S.p.A., contracted with the European Investment Bank and provided by the Independent department for the financing of public works and public utility installations" of Banca Nazionale del Lavoro, guaranteed by the payment delegacy on ordinary actual earnings and subject straight-line depreciation;
- for € 5,164 thousand, the loan taken out by AEM S.p.A. from Banca Commerciale Italiana (IntesaBci) to finance the increase in capital of the affiliate Mestni Plinovodi d.o.o.;
- for € 612 thousand, the loan taken out by Serenissima Gas S.p.A. from Mediocredito del Friuli-Venezia Giulia to expand the gas distribution network, guaranteed by mortgages and liens on owned property;
- for € 77,468 thousand, concern a loan acquired by the subsidiary Metroweb S.p.A. from a pool of banks in order to finance the projects to develop its own infrastructures.

The increase in medium-long term bank debt of € 59,437 thousand since the previous period is largely due to the higher borrowing by the subsidiary Metroweb S.p.A., and also for the reclassification to this item of € 25,823 thousand included in the previous period in the item "Payable to other financial institutions", as well as the new loan taken out by the parent company AEM S.p.A., partly offset by the reclassification to short-term bank debt of the remaining amount of the loan taken out by AEM Gas S.p.A. from Cariplo, which is envisaged will be paid in advance during the next period.

Short-term bank debt increased by € 86,506 thousand since the previous period, largely because of an increase of € 25,823 in debts by the parent company AEM S.p.A. following the loan issued by Banca OPI S.p.A., due in 2002, an increase in debts by the subsidiary Metroweb S.p.A., caused both by the reclassification to this item of € 27,344 thousand reported in the previous period under Payables to other financial institutions, and by the € 10,631 thousand increase in borrowing by the same company, an increase of € 23,076 thousand by the subsidiary AEM Gas S.p.A., largely due to the reclassification in this item of the remaining debt of the loan granted by Cariplo, and also for the evaluation of the penalty for having paid off this loan in advance, partly offset by the repayment of some portions of loans during the year and by a reduction of € 368 thousand in short-term debt by the subsidiary Serenissima Gas S.p.A. both for having fully repaid a short-term loan and for the payment of some of the instalments due in the period.

_Payable to other financial institutions

Debt to other financial institutions totalled € 5,331 thousand (€ 54,498 thousand as of December 31, 2000). This debt relates to financing obtained from the Cassa Depositi e Prestiti [Bank for Deposits and Loans] for the planning of the new Viola canal, which is under construction, and for operations related to the expansion of the Premadio power plant, as well as for repowering operations of Group 1 of the Cassano d'Adda thermoelectric power plant. The decrease of € 53,167 thousand is due entirely to the reclassification of debts of the subsidiary Metroweb S.p.A. to the Bank debts item.

_Advance payments

thousands of euro	12.31.2001	12.31.2000
Advance payments	41,691	29,139

Advance payments from users and customers totalled € 41,691 thousand representing an increase of € 12,552 thousand from December 31, 2000.

This increase is the result of the difference between deposits paid by new users and users who discontinued service during the year, as well as the advance payments made by the Municipality of Milan for the implementation of the new public lighting project. During the year, there began the reimbursement of deposits from tied users by AEM Elettricità S.p.A. for billing directly debited at current bank accounts, in compliance with Resolution 200/99 from the Italian Electricity and Gas Authority.

_Accounts payable - suppliers

thousands of euro	12.31.2001	12.31.2000
Accounts payable - suppliers	339,177	266,397

In consolidated terms, as of December 31, 2001, debt exposure to suppliers totalled € 339,177 thousand (€ 266,397 thousand as of December 31, 2000) representing an increase of € 72,780 thousand from the prior period attributable primarily to higher debt of the subsidiary Metroweb S.p.A. regarding contracts for making the network infrastructure, as well as an increase in borrowing by the Group in relation to changes in the terms for payment of orders.

Changes occurring during the period, and the maturities of accounts payable to suppliers, all of which are of a trade nature, are provided in the following table:

thousands of euro	Amounts at 12.31.2000	Changes in the period	Amounts at 12.31.2001	Falling due Within the subsequent period	After the subsequent period up to the 5th	After the 5th period
Accounts payable - suppliers	150,927	44,231	195,158	194,870	288	-
Accounts payable to suppliers for invoices to be received	115,470	28,549	144,019	144,019	-	-
Total accounts payable - suppliers	**266,397**	**72,780**	**339,177**	**338,889**	**288**	**-**

Accounts payable to foreign suppliers totalled € 803 thousand. Accounts payable to suppliers, denominated in currencies that are part of the Euro, were reported at the fixed, invariable rate set on January 1, 1999, and do not give rise to exchange differences. Payables valued at exchange rates as of December 31, 2001, which are denominated in currencies that are not a part of the Euro, result in a minor exchange loss when converted at the exchange rate for reporting purposes.

_Affiliate payables

thousands of euro	12.31.2001	12.31.2000
Affiliate payables	5,040	6,721

At the end of the period, these totalled € 5,040 thousand mostly refer to amounts payable for provision of company telecommunication services and Internet connections carried out by the affiliate Fastweb S.p.A. for all the companies in the AEM Group, and to trade payables to Electrone S.p.A. for energy intermediation expenses, as well as for payables to the Italpower Consortium for membership contributions.

_Parent Company payables

thousands of euro	12.31.2001	12.31.2000
Payables to the Municipality of Milan	66,630	120,831

Payables to the Municipality of Milan, the parent entity of AEM S.p.A., which are due within the following period, totalled € 66,630 thousand compared to € 120,831 in the financial statements as of December 31, 2000, and could be broken down as follows:

- € 60,173 thousand for the balance of the current account for the settlement of financial relationships between AEM S.p.A. and the Municipality of Milan. The decrease of € 14,706 from the financial statements as of December 31, 2000 is attributable to the fact that, according to the current account agreement between AEM and the Municipality of Milan, any receivables recorded by AEM S.p.A. are posted to the current account at maturity and used as a reduction of the amount payable by AEM S.p.A.

In 2001 the dividend totalling € 37,930 thousand related to fiscal year 2000 was paid to the city administration in cash as approved by the shareholders' meeting of April 30, 2001.

◦ € 6,457 thousand, a decrease of € 39,496 thousand compared to December 31, 2000, relating primarily to the annual charge, for 2000 and 2001 and not yet paid, for exclusive agreements for the management of distribution services for power, gas and heat within the territory of the Municipality of Milan. The other amounts owed to the Municipality of Milan refer to the surtax on electrical energy invoiced to users and not paid to the City Administration.

_Taxes payable

thousands of euro	12.31.2001	12.31.2000
Taxes payable	33,132	51,168

Group payables for taxes, which totalled € 33,123 thousand, decreased € 18,036 thousand over December 31, 2000. These consisted primarily of amounts due to tax authorities for the settlement of taxes on electricity and gas consumption, amounts due to tax authorities for the payment of VAT, IRPEG, IRAP and IRPEF withholdings [personal income tax], as well as amounts payable local authorities for water diversion fees.

The decrease from the previous period is largely due to the reduced IRPEG and IRAP tax for the period, and a decrease in VAT payables, as well as a decrease in other debts since, during the previous period, there were included payables to taxation authorities for substitute tax on capital gains generated by the operation of transferring the company branch to the subsidiary AEM Service S.r.l.

All of these payables are due within the following period, except the payables relating to the substitute tax, payable during the next five years.

_Social security payables

thousands of euro	12.31.2001	12.31.2000
Social security	11,845	12,053

This item totalled € 11,845 thousand, representing a decrease of € 208 thousand compared to the period closing December 31, 2000. This was related to the debt position of the Group in relation to the Social Security Institute for monthly payments for December 2001 that have not been paid.

The payables under review are due within the subsequent period.

_Other payables

thousands of euro	12.31.2001	12.31.2000
Other payables	103,012	**61,084**
of which:		
- personnel payables	7,885	8,645
- Electricity Equalization Fund payables	4,743	19,957
- associate company payables	-	29
- other	90,384	32,453

The overall amount for this item was € 103,012 thousand (€ 61,084 thousand at the end of the 2000 period), comprising:

◦ € 7,885 thousand, representing a decrease of € 760 thousand from December 31, 2000, for staff payables. This item includes costs related to the renewed staff contract for the gas sector, the costs for the employee productivity bonus accrued during the period and the charge for vacation time accrued but not taken in 2001 as of December 31, 2001;

◦ € 4,743 thousand for payables to the Equalisation Fund regarding the heat surcharge included in the final sales price for electric power, which is invoiced to users and not yet paid to the Agency. The reduction of € 15,214 thousand is largely due to the new tariff system in force since January 1, 2001;

◦ € 90.384 thousand (€ 32,453 thousand as of December 31, 2000) for miscellaneous debt and payables, the principal component of which is the debt to leasing companies for the properties in Via Caracciolo and Via della Signora in Milan, for sale and lease-back transactions entered into during 1999 and in March 2001 and reported in the consolidated financial statements using the finance method. Also forming part of the Other debt and payables are the subsidies to be allocated to users for the conversion of facilities, the exposure towards various agencies and companies with regard insurance premiums for the period that have not been paid, payables to the Board of directors and the Audit committee, remaining deposits not redeemed by users, and also the connection subsidies unassigned to costs for the period.

The above debt and payables are all due within the following period.

_E) Accrued expenses and deferred income

thousands of euro	12.31.2001	12.31.2000
Accrued expenses and deferred income	8,150	4,393

As of December 31, 2001, this item totalled € 8,506 thousand and was largely related to deferred credits of the subsidiary Metroweb S.p.A. regarding telecommunication services and rental of optic fibre billed in advance but pertaining to future periods, as well as to interest on bank loans and financing.

The following table shows the composition and changes to this entry during the period:

thousands of euro	Amounts at 12.31.2000	Changes in the period	Amounts at 12.31.2001	Amounts due Within the subsequent period	Amounts due After the subsequent period up to the 5th
Accrued expenses:					
Payable interest on loans	2,373	(1,287)	1,086		
Total accrued expenses	**2,373**	**(1,287)**	1,086	-	-
Deferred income:					
Other deferred income	2,020	5,044	7,064	-	-
Total deferred income	**2,020**	**5,044**	7,064	-	-
Total	**4,393**	**3,757**	**8,150**	-	-

_Commitments

thousands of euro	12.31.2001	12.31.2000
Commitments	252,839	207,423

_Security deposits received

Security deposits made by contractors, as well as guarantees issued by credit institutions to ensure proper execution of work, as well as sureties issued by credit institutions to guarantee contracts relating to the signing of commercial credit policies totalled € 129,775 thousand (€ 132,543 thousand as of December 31, 2000).

_Security deposits provided

This item totalled € 120,819 thousand (€ 67,834 thousand as of December 31, 2000) and was related to guarantees issued and security deposits made to guarantee obligations made to third parties and to guarantees issued. These include € 7,669 thousand as this year's share of guarantees issued in support of loans negotiated by the affiliate Mestni Plinovodi d.o.o.

_Receivables written off due to bankruptcies

These totalled € 2,246 thousand (€ 1,717 thousand as of December 31, 2000) and relate to customer and user receivables written off due to the initiation of bankruptcy proceedings.

_Guarantees provided

As of December 31, 2001, this item was nil (€ 5,329 thousand as of December 31, 2000) since they expired during the period under review.

_A) Revenues

_A 1) Revenues from sales and services

Revenues from the sale of power and services reported in the income statement of the consolidated financial statements for the period ending December 31, 2001 totalled € 1,073,558 thousand net of consolidation adjustments, compared to € 710,051 thousand for the prior period. These revenues are detailed as follows:

◦ revenues for the sale of power to other electric companies of € 60,383 thousand (€ 15,274 thousand as of December 31, 2000). € 15,546 thousand of the increase is due to the sale of electrical power to ENEL and to the GRTN by the parent company AEM S.p.A. (482.1 million kWh), € 25,030 thousand to sales by the subsidiary AEM Energia S.p.A. (631.7 million kWh), € 2,924 thousand to sale by the subsidiary AEM Trading S.r.l. (65 million kWh), as well as € 1,609 thousand for the transfer of electrical power produced by the Tecnocity plant to the GRTN by the subsidiary AEM Gas S.p.A. (23,1 million kWh);

◦ revenues from the sale of electrical power to users of € 403,131 thousand; this item comprises:

- € 287,945 thousand (€ 169,133 thousand as of December 31, 2000) in revenues of the subsidiary AEM Elettricità S.p.A., net of amounts exceeding the volume of revenues permitted (V1 limit), following sales during the period of 2,872.9 million kWh (3,017.9 million kWh in 2000) to users connected to the network of AEM Elettricità S.p.A. These revenues grew since the previous period by € 118,812 thousand mainly due to the difference between direct income, from January 1, 2001, to the distributor of the component to cover the variable fuel costs (+€ 126,943 thousand) and the lower quantity of power sold (-€ 8,132 thousand);

- € 115,185 thousand (€ 54,160 thousand as of December 31, 2000) from revenues of the subsidiary AEM Energia S.p.A. following sales of 1,502.3 million kWh to eligible customers on the deregulated power market;

◦ revenues for the sale of gas to users for € 427,703 thousand; this item includes:

- € 406,062 thousand (€ 332,130 thousand in 2000) revenues of the subsidiary AEM Gas S.p.A., following the sale of 1,078 million cubic metres of gas (985 million cubic metres in 2000), net of interdivisional sales of € 5,498 thousand (€ 2,960 thousand as of December 31, 2000). Compared to the previous period, revenues from the sales of gas to users show an increase of € 73,931 thousand, resulting from the higher quantity of gas sold (+93,03 million cubic metres, equalling 9.4% compared to December 31, 2000). The increase in the quantity sold led to higher revenues of approximately € 31,370 thousand, whereas the higher average revenues (+12%) resulting from the increase of prices of raw material purchased and the change in tariffs introduced by the Italian Electricity and Gas Authority, generated higher revenues of approximately € 42,562 thousand. The higher quantity of gas sold during 2001, compared to the previous period, is largely due to the growth in market share in the heating sector as a result of acquiring new customers (in keeping with the strategic goal of penetrating the Milanese heating fuel market), to the acquisition of a new concession for the distribution of gas in the municipality of Rosate, and also to the full year's distribution of gas in the area of the Buccinasco municipality, acquired in September 2000;

- € 21,641 thousand (€ 17,848 thousand as of December 31, 2000) to revenues achieved by Serenissima Gas S.p.A. due to selling 68.5 million cubic metres of gas (66.6 million cubic metres in 2000);

◦ revenues from the sale of heat to users for € 20,145 thousand, from selling 269.4 million thermal kWh (229.3 million thermal kWh as of December 31, 2000) which is an increase of € 4,633 thousand compared to a year earlier, € 2,712 thousand of which is due to the higher revenues resulting from the greater quantity of thermal energy sold (+17%)

compared to a year earlier and, for € 1,921 thousand, as a result of higher average revenues (+11%) recorded during 2001;

◦ Revenues for services on behalf of users and third parties of € 148,098 thousand (€ 91,121 thousand in 2000), of which € 3,430 thousand was attributable to services provided to users and the Municipality of Milan, and € 111,696 thousand for services provided on behalf of third parties. The revenues from services provided to the Municipality of Milan were largely related to the management and installation, on behalf of the Municipality, of public lighting fixtures and the traffic signal network. These revenues were down € 2,709 thousand since December 31, 2000, attributable to the gradual completion of the activity related to the implementation of the Urban Lighting Plan, which was assigned by the Municipality of Milan to AEM at the end of 1998, and to the completion of subsequent urban plans approved by the City Council. Revenues from services provided on behalf of third parties were primarily related to revenues for the sale of thermoelectric power produced for ASM Brescia S.p.A. and the charge to that company for the applicable portion of operating expenses and capital expenditures related to the Cassano d'Adda power plant (€ 35,201 thousand), revenues for electric power vectoring (€ 10,591 thousand), revenues for services to the GRTN (€ 8,126 thousand), as well as revenues from services provided for the subsidiaries Metroweb S.p.A., both in relation to the hiring of the optic fibre network and miscellaneous services (€ 52,320 thousand). Revenues from services provided on behalf of third parties increased a total of 59,398 million Lire compared to 2000 primarily attributable to the increase in revenues for services provided by the subsidiary Metroweb S.p.A., the increase in revenues for services to the GRTN by the subsidiary AEM Trasmissione S.p.A., as well as the increase in revenues from services to ASM Brescia S.p.A. by both the parent company AEM S.p.A. and the subsidiary AEM Trading S.r.l.;

◦ revenues from services provided to affiliates of € 1,137 thousand, relating both to services provided mostly to the affiliates Fastweb S.p.A., Malpensa Energia S.r.l., Plurigas S.p.A. and Consorzio Italpower, and to sales of materials to the affiliates Società Servizi Valdisotto S.p.A. and Mestni Plinovodi d.o.o.;

◦ connection fees of € 12,962 thousand, representing an increase since December 31, 2000 OF € 1,575 thousand, as a result of a higher number of customers connected during the year.

_A 3) Changes in work in progress

This item reported a negative balance of € 103 thousand (-€ 1,596 thousand compared to 2000) and mainly refers to work in progress by the subsidiary Metroweb S.p.A. to create an integrated telephony system for the Lombardy Region, and to work done for other telecommunication operators. The decrease from December 31, 2000 is attributable to the gradual completion of work in progress on behalf of the Municipality of Milan for the public lighting and traffic signals systems. Work in progress was valued at cost for contracts related to activities lasting a year or less, whereas those relating to multiyear contracts are valued on the basis of the amounts accrued with reasonable certainty.

_A 4) Capitalized expenses

During the period, the following costs were capitalised under "Tangible and intangible assets":

thousands of euro	12.31.2001	12.31.2000
Materials	9,662	**10,591**
(taken from the warehouse), of which, included in:		
- Intangible assets	2	1
- Tangible assets	9,660	10,590
Personnel expenses	14,723	**16,246**
of which, included in:		
- Intangible assets	361	480
- Tangible assets	14,362	15,766
Financial charges	-	**1,060**
Total	**24,385**	**27,897**

These items represent the internal costs incurred for making the company's capital expenditures. The description of the capital expenditures was presented in comments on balance sheet assets in the section covering tangible and intangible assets.

_A 5) Other revenues and income

Other revenues totalled € 38,383 thousand (€ 55,717 thousand as of December 31, 2000), comprising the following:

◦ miscellaneous income and revenues, which totalled € 28,248 thousand (€ 16,070 thousand in the previous period), increased by € 12,178 thousand and were primarily related to non-operating income for allocation differences from previous periods, inclusive of € 8.575 thousand relating to the acknowledgement by the C.C.S.E. of the subsidy on thermoelectric production referring to the previous three years, in compliance with accounting principle no. 29 of 2001. Non-operating income was classified in this item, referring to the adjustments to allocations of previous periods, reported in the 2000 fiscal year at item E 20), as well as extraordinary non-operating income and reversed liability items, and also the bonus for the development of natural gas sales, acknowledged to AEM Gas S.p.A. by SNAM S.p.A., to the compensation for damages and penalties received from users, insurance companies and private individuals, the excess of certain specific risk reserves, pertaining to operations, and to the sale of equipment and materials;

◦ subsidies from the Equalisation Fund of € 9,341 thousand (€ 39,526 thousand as of December 31 of the previous period) which are acknowledged as follows:

- € 9,149 thousand to AEM S.p.A., as a contribution to encourage the production of electricity for the tied market, at a rate of € 0.0031 per kWh for a period of two years, as provided by resolution no. 205/1999 from the Italian Electricity and Gas Authority, the decrease of € 29,102 thousand largely being due to the abolition (resolution 230/00) as of January 2001 from the Authority of the contribution for the production of thermoelectric power of the Equalisation Fund - Electricity Sector, incorporating the component covering variable production costs in the tariff to users;

- € 192 thousand to the subsidiary AEM Elettricità S.p.A., relating to a quota of 0.5% of the tariff component paid to the CCSE (components "A" and "UC") to cover lost income from non-paying users. The large drop recorded compared to contributions acknowledged in the previous period is a result of direct revenues, by the distributor, of the component covering variable fuel costs;

◦ subsidies provided by other agencies in the period equalling € 794 thousand.

The value of production includes € 1,951 thousand relating to trade operations during the year with affiliates, details of which are shown in the table below:

Revenues thousands of euro	Società Servizi Valdisotto S.p.A.	Malpensa Energia S.r.l.	Fastweb S.p.A.	Mestni Plinovodi d.o.o.	Cons. Italpower	Italpower S.p.A.	Plurigas S.p.A.	Total
A1) Revenues from sales and services								
◦ Revenues from the sale of electricity	814	-	-	-	-	-	-	814
◦ Revenues from sale of materials	23	-	-	22	-	-	-	45
◦ Services to third parties	23	332	401	-	178	13	145	1,092
A5)Other revenues	-	-	-	-	-	-	-	-
Total	**860**	**332**	**401**	**22**	**178**	**13**	**145**	**1,951**

_B) Operating expenses

_B 6) Materials and fuels

Expenditures for purchases of raw materials, other materials and merchandise totalled € 493,093 thousand in 2001 broken down as follows:

◦ costs for the purchase of electric power from other companies € 57,722 thousand, and thermal power for district heating of € 2,797 thousand. During the year, the purchases of electric power from other producers increased € 39,350 thousand, as compared to the previous year, primarily as a consequence of higher purchases of electric power made by the subsidiary AEM Energia S.p.A., of purchases made in the last quarter of the period by the subsidiary AEM Trading S.r.l., as well as the increase in the quantity of electric power taken by ENEL during the period. The costs for the purchase of thermal power for district heating increased by € 323 thousand over December 31, 2000, mainly in relation to the heavier charge for the purchase of thermal power during the year;

◦ the costs for the purchase of fuel broken down as follows:

thousands of euro	12.31.2001	12.31.2000
Costs for the purchase of fuel	410,065	**287,226**
of which:		
- Cost for the purchase of fuel for electric power generation	129,610	69,831
- Cost for the purchase of gas for distribution to users	278,406	213,063
- Cost for the purchase of fuel for the generation of heat	2,049	4,332

these costs, which totalled € 410,065 thousand, rose by € 122,839 thousand since December 31, 2000.

In particular, the cost of fuel for the production of thermoelectric power rose € 59,779 thousand from the prior period, primarily attributable to the greater quantity of gas and fuel oil purchased for the greater output of thermoelectric power generated, partially offset by the reduction in the price of fuels.

The costs for the purchase of gas for distribution to users increased € 65,343 thousand as of December 31, 2001, attributable to both the higher raw material cost and the greater quantity purchased. The cost of gas purchases for the production of heat amounted to € 2,049 thousand as of December 31, 2001;

◦ costs for the purchase of other fuel of € 556 thousand (€ 707 thousand as of December 31, 2000);

◦ costs for purchases of materials, which amount to:

thousands of euro	12.31.2001	12.31.2000
Costs for the purchase of materials	27,935	80,645
(Capitalised costs)	(5,983)	(59,862)
Total	**21,952**	**20,783**

these items are shown in financial statements net of capitalised costs related to the capital investments made.

Compared to December 31, 2000, the costs for the purchase of materials grew by € 1,169 thousand, largely as a result of higher costs of purchases incurred during normal maintenance operations and for third parties.

_B 7) Services

This item totalled € 156,596 thousand with an increase of € 49,413 thousand over December 31, 2000, broken down as follows:

◦ expenditures for electric power delivering fees of € 49,254 thousand (€ 18,777 thousand as of December 31, 2000). This increase since the prior period is mainly due to costs incurred by AEM Energia S.p.A. for electric power vectoring to eligible customers (+€ 28,881 thousand) and also charges for dispatching and regulating electrical power and for the transmission charge borne by the subsidiary AEM Elettricità S.p.A. for the purchase of electrical power for the tied market (+ € 1,326 thousand);

◦ costs related to contracts and other work:

thousands of euro	12.31.2001	12.31.2000
Costs for contracts and work	137,751	145,275
(Capitalised costs)	(82,739)	(103,459)
Total	**55,012**	**41,816**

net of capitalised costs, these expenses increased € 13,196 thousand since December 31, 2000, mostly as a result of higher costs sustained by the subsidiary Metroweb S.p.A., partly offset by less work for third parties.

◦ other service expenses totalling:

thousands of euro	12.31.2001	12.31.2000
Other service expenses	56,750	52,351
(Capitalised costs)	(4,421)	(5,762)
Total	**52,329**	**46,589**

Net of capitalised costs, these expenses increased € 5,740 thousand since December 31, 2000, and largely concern professional services for consultancy, technical engineering and IT advice (Euro conversion project), maintenance of CED machines, surveillance services, advertising and image costs, insurance expenses as well as telecommunication services received from the affiliate Fastweb S.p.A.

Compensation paid by the AEM Group to directors during the period totalled € 1,081 thousand, of which € 834 thousand relating to the positions held by the members of the Board of Directors of AEM S.p.A. of both the parent company and the subsidiaries, while compensation paid to the audit committee totalled € 577 thousand.

As stipulated in Article 78 of CONSOB Resolution No. 11971 of May 14, 1999, which covers the regulations for the implementation of Legislative Decree No. 58 of February 24, 1998 regarding issuers, below is the information on compensation paid during the period to directors and internal auditors by the parent company AEM S.p.A. and subsidiaries. Compensation means the fee paid for the position held, including for a portion of the year, as well as any non-monetary benefits, bonuses and other incentives, which are also allocated by companies owned by AEM S.p.A.

_Board of Directors

First and last name	Position held	Term of position from	to	Fees for the position	Bonuses and other incentives	Other compensation	Total
Zuccoli Giuliano	Chairman	01.01.01	12.31.01	284,051.29	129,114.22	20,000.00 (A)	433,165.51
	Director	01.01.01	12.31.01	25,822.84			25,822.84
Cattaneo Flavio	Deputy Chairman	01.01.01	01.29.01	3,282.69		1,972.79 (B)	5,255.48
	Director	01.01.01	01.29.01				
Spadacini Luigi	Deputy Chairman	06.13.01	12.31.01	8,301.37			8,301.37
	Director	03.28.01	12.31.01	19,738.56			19,738.56
Manzoli Marco	Director	01.01.01	12.31.01	25,822.84		62,000.00 (C)	87,822.84
	Exec. Board	01.01.01	12.31.01	12,911.42			12,911.42
Scarselli Aldo	Director	01.01.01	12.31.01	25,822.84		55,000.00 (D)	80,822.84
	Exec. Board	01.01.01	12.31.01	12,911.42			12,911.42
Oberti Paolo	Director	01.01.01	12.31.01	25,822.84		44,000.00 (E)	69,822.84
Ortolani Carlo	Director	01.01.01	12.31.01	25,822.84			25,822.84
Prosperetti Luigi	Director	01.01.01	12.31.01	25,822.84			25,822.84
Provasoli Angelo	Director	01.01.01	12.31.01	25,822.84			25,822.84
Total				**521,956.63**	**129,114.22**	**182,972.79**	**834,043.64**

(A) Compensation received as member of the Board of Directors of Metroweb S.p.A. € 20,000;

(B) Compensation received as member of the Board of Directors of Serenissima Gas S.p.A. € 854.79 and Triveneta Gas S.p.A. € 1,118.00;

(C) Compensation received as Chairman and member of the Board of Directors of AEM Service S.r.l. € 30,000; as Chairman of Serenissima Gas S.p.A. and Triveneta Gas S.p.A. € 32,000;

(D) Compensation received as member of the Board of Directors of Metroweb S.p.A. € 40,000; AEM Service S.r.l. € 15,000;

(E) Compensation received as member of the Board of Directors of Zincar S.r.l. € 9,000; Metroweb S.p.A. € 20,000; AEM Service S.r.l. € 15,000.

First and last name	Position held	Term of position from	to	Fees for the position	Bonuses and other incentives	Other compen-sation	Total
Lonardi Piero	Chairman of the Audit Committee	01.01.01	12.31.01	61,974.83		145,408.45 (A)	207,383.28
Cattaneo Michele	Auditor	01.01.01	12.31.01	41,316.55		96,938.96 (B)	138,255.51
Vergallo Italo Bruno	Auditor	01.01.01	12.31.01	41,316.55		96,938.96 (C)	138,255.51
	Metroweb S.p.A.						
Terrenghi Vittorio	Chairman of the Audit Committee	01.01.01	12.31.01			12,694.00 (D)	12,694.00
Lonardi Piero	Auditor	01.01.01	12.31.01			8,635.00 (D)	8,635.00
Arancio Francesco	Auditor	01.01.01	12.31.01			8,635.00 (D)	8,635.00
	AEM Service S.r.l.						
Frattini Achille	Chairman of the Audit Committee	01.01.01	12.31.01			10,442.76 (E)	10,442.76
Lonardi Piero	Auditor	01.01.01	12.31.01			8,449.23 (E)	8,449.23
Lo Presti Beniamino	Auditor	01.01.01	12.31.01			8,449.23 (E)	8,449.23
	Serenissima Gas S.p.A.						
Facca Carlo	Chairman of the Audit Committee	01.01.01	12.31.01			7,271.71 (F)	7,271.71
Vergallo Italo Bruno	Auditor	01.01.01	12.31.01			5,619.05 (F)	5,619.05
Campisi Luis	Auditor	01.01.01	12.31.01			4,296.92 (F)	4,296.92
	Triveneta Gas S.p.A.						
Facca Carlo	Chairman of the Audit Committee	01.01.01	12.31.01			5,381.48 (G)	5,381.48
Vergallo Italo Bruno	Auditor	01.01.01	12.31.01			3,677.17 (G)	3,677.17
Campisi Luis	Auditor	01.01.01	12.31.01			3,883.76 (G)	3,883.76
	Zincar S.r.l.						
Mandirola Pietro	Chairman of the Audit Committee	15,03.01	12.31.01			3,000.00 (H)	3,000.00
Coppa Stefano	Auditor	15,03.01	12.31.01			1,500.00 (H)	1,500.00
Salina Fabio	Auditor	15,03.01	12.31.01			1,500.00 (H)	1,500.00
Total				**144,607.93**		**432,721.68**	**577,329.61**

(A) Compensation as member of the Audit Committee for the subsidiary companies: AEM Gas S.p.A. € 61,974.83, AEM Elettricità S.p.A. € 61,974.83, AEM Trasmissione S.p.A. € 16,578.27, AEM Energia S.p.A. € 4,880.52;

(B) Compensation as member of the Audit Committee for the subsidiary companies: AEM Gas S.p.A. € 41,316.55, AEM Elettricità S.p.A. € 41,316.55, AEM Trasmissione S.p.A. € 11,052.18, AEM Energia S.p.A. € 3,253.68;

(C) Compensation as member of the Audit Committee for the subsidiary companies: AEM Gas S.p.A. € 41,316.55, AEM Elettricità S.p.A. € 41,316.55, AEM Trasmissione S.p.A. € 11,052.18, AEM Energia S.p.A. € 3,253.68;

(D) Compensation as member of the Audit Committee for the subsidiary company Metroweb S.p.A.;

(E) Compensation as member of the Audit Committee for the subsidiary company AEM Service S.r.l.;

(F) Compensation as member of the Audit Committee for the subsidiary company Serenissima Gas S.p.A.;

(G) Compensation as member of the Audit Committee for Triveneta Gas S.p.A. merged into Serenissima Gas S.p.A. with effect back-dated to January 1, 2001;

(H) Compensation as member of the Audit Committee for the subsidiary company Zincar S.r.l. set up on March 15, 2001.

_B 8) Lease and rental expense

This item totalled € 12,074 thousand (€ 9,411 thousand as of December 31, 2000) and was primarily related to charges under agreements for the management of gas and district heating services in the territory of the Municipality of Milan, to vehicle hire fees, rental payments and fees for application software usage licenses.

_B 9) Personnel expenses

For the period ending December 31, 2001, staff costs totalled € 123,702 thousand (€ 127,948 thousand as of December 31, 2000), of which € 14,723 thousand was capitalised (€ 16,246 thousand as of December 31, 2000).

At the Group level, staff costs, as a percentage of value of production, were 10.9% compared to 16.1% as of December 31, 2000.
This result was largely due to a rise in the value of production and to a decrease in staff costs. Compared to 2000, staff costs decreased € 4,246 thousand, mostly as a result of the fall in staff numbers by 112.

Overall, the aver cost per employee as of December 31, 2001 was € 43.5 thousand (€ 43.6 thousand in 2000).

A usage of the reserve for specific risks was reported for the contribution paid to the Premungas pension fund by AEM S.p.A. for the supplemental social security payments to retired former employees entitled to this supplemental payment in the amount of € 2,912 thousand.

The following table shows the average number of employees broken down by position and contract:

12.31.2001	Managers	Electricity	Gas	Metal and mechanical engineering	Methane production	Commerce	Total
Managers	43	–	–	–	–	–	43
Managerial staff	–	99	39	–	–	3	141
Office workers	–	982	626	49	10	7	1,674
Plant workers	–	453	341	–	14	–	808
Total	**43**	**1,534**	**1,006**	**49**	**24**	**10**	**2,666**

12.31.2000	Managers	Electricity	Gas	Metal and mechanical engineering	Methane production	Commerce	Total
Managers	43	–	–	–	–	–	43
Managerial staff	–	101	32	3	–	–	136
Office workers	–	1,021	651	29	12	1	1,714
Plant workers	–	479	363	–	15	–	857
Total	**43**	**1,601**	**1,046**	**32**	**27**	**1**	**2,750**

_B 10) Amortization, depreciation and write-downs

This item totalled € 85,412 thousand (€ 76,387 thousand as of December 31, 2000) and was made up as follows:

◦ amortisation of intangible assets of € 20,935 thousand (€ 16,602 thousand as of December 31, 2000), refers to portion attributable to the period for start-up and expansion costs, the costs sustained to purchase the licence to use application software for a fixed period and indefinitely, the consolidation differences relating to Serenissima Gas S.p.A., Triveneta Gas S.p.A. and Zincar S.r.l., and also for improvements to leased assets regarding refurbishment costs for the building in Corso di Porta Vittoria and the commercial offices belonging to the Municipality of Sesto San Giovanni;

◦ depreciation of tangible assets, at € 61,159 thousand (€ 58,081 thousand as of December 31, 2000), of which € 5,655 thousand (€ 5,674 thousand in the previous year) was for depreciation of freely transferable assets.

The depreciation of tangible assets was calculated on the basis of economic and technical depreciation rates that are deemed to be representative of the remaining potential use of the tangible assets. Freely transferable assets were depreciated on the basis of the term of the concession, which was renewed for a further thirty years. The depreciation of tangible assets included € 948 thousand for the depreciation of the properties in Via Caracciolo and Corso di Porta Vittoria in Milan, which are leased and included in assets in the balance sheet under the tangible asset entry "Land and buildings" in keeping with the valuation criterion established by international standard IAS No. 17 and referenced by domestic accounting principles on consolidated financial statements;

◦ write-down of receivables included in current assets and liquid assets of € 3,319 thousand (€ 1,704 thousand as of December 31, 2000) including the provision to the allowance for doubtful receivables in the amount necessary to adjust user and customer receivables to their estimated realisable value.

_B 11) Changes in inventories

These inventories reduced overall by € 1,268 thousand up to December 31, 2001, as is shown in the following table:

thousands of euro	12.31.2001	12.31.2000
Beginning inventory	10,100	10,734
Ending inventory	(11,412)	(10,100)
Change in reserve for obsolescence of materials	44	(267)
Change in reserve for price fluctuation	-	-
Other changes	-	140
Total	**(1,268)**	**506**

_B 12) Risk provisions

This item, totalling € 23,033 thousand (€ 2,653 thousand as of December 31, 2000), was primarily related to a € 13,910 thousand provision made by the subsidiary AEM Elettricità S.p.A. in relation to the application of the new tariff system, while € 6,647 thousand was for the provision made by the subsidiary AEM Gas S.p.A. in relation to the application of the new tariff system required by Resolution 237/00 from the Italian Electricity and Gas Authority, € 1,953 thousand for the provision made by AEM S.p.A. to adjust the reserve for specific risks (related to supplemental pension payments paid by the Premungas pension fund to retired former employees) to the charge actually owed by AEM. This amount was determined on the basis of mathematical and actuarial calculations. This item also included provisions, totalling € 523 thousand, for pending suits with third parties and potential liabilities related to operations.

_B 14) Other operating expenses

This item totalled € 78,088 thousand (€ 18,587 thousand as of December 31, 2000) and consisted of the following:

◦ € 48,731 thousand as a charge made to AEM S.p.A. and the subsidiary AEM Trading S.r.l. for the extraction of hydroelectric power, as provided by the Authority's resolution No. 230/00 applied to hydroelectric and geothermal generating companies on the difference between the average weighted value of the wholesale price of electricity sold on the national market in the various periods of time, and the average weighted value of the wholesale electricity price component covering fixed production costs for electricity as provided by resolution No. 205/99 for 2000;

◦ € 10,917 thousand for taxes, duties and water diversion fees (€ 11,347 thousand as of December 31, 2000); The charge for taxes and duties includes the water diversion fees paid to various agencies of € 5,848 thousand (€ 5,958 thousand in 2000), and other taxes and duties of € 5,069 thousand (€ 5,389 thousand as of December 31, 2000); the increase in taxes and duties is largely due to the increase in ICI and OSAP taxes paid during the year, as well as a contribution to the CCSE by the subsidiary AEM Elettricità S.p.A., as required by the Authority (Resolution No. 123/00) in relation to the standards of continuity of the service to users;

◦ €18,440 thousand (€ 7,240 thousand as of December 31, 2000) for other operating expenses, mainly referring to non-operating losses and non-existent assets, for adjustments to allocations of previous years. Such revenues include the estimate for the changed evaluation of revenues charged to the Municipality of Milan for public lighting works in previous periods, to the capital losses resulting from the elimination during the period of various assets from the production process, the charge for the importation of electrical power from abroad by the subsidiary AEM Energia S.p.A., as well as other miscellaneous operating expenses.

_C) Financial income and expenses

_C 15)Income from equity investments

In 2001, income from equity investments totalled € 3,861 thousand (€ 1,240 thousand as of December 31, 2000), € 9 thousand of which was for dividends relating to 2000 from the affiliate Società Servizi Valdisotto S.p.A., € 111 thousand (€ 141 thousand as of December 31, 2000) to dividends for the 2000 period from ASM Brescia S.p.A., € 75 thousand, ACSM S.p.A. di Como, € 12 thousand, and Emittenti Titoli, for € 24 thousand, and for € 3,741 thousand (€ 673 thousand in the previous period) to the capital gains resulting from the transfer of shares posted in current assets, including shares in ACSM S.p.A. di Como, Montedison S.p.A., Emittenti Titoli and Italpower S.p.A.

_C 16) Other financial income

Financial income totalled € 10,156 thousand (€ 13,931 thousand as of December 31, 2000), consisting of:

◦ € 311 thousand (€ 375 thousand as of December 31, 2000) for interest on financial receivables posted under financial assets. This income was primarily from interest on amounts receivable from staff and the income on user receivables relating to the loans granted for the transformation of plants, as well as € 117 thousand in interest on affiliate receivables related to financing provided by AEM S.p.A. to the affiliate Mestni Plinovodi d.o.o.;

◦ € 966 thousand for income from long-term securities and securities included in current assets;

◦ € 8,879 thousand (€ 13,350 thousand at December 31, 2000) for miscellaneous income, made up as follows:

– interest on short-term financial receivables of € 4,552 thousand which shows a fall of € 5,976 thousand since the previous period. This fall reflects the lower financial assets available for short-term operations, which were used during the year in order to finance industrial investments;

– interest on bank deposits of € 2,370 thousand, showing an increase of € 1,058 thousand compared to December 31, 2000 due to improved treasury management;

– interest on other receivables totalling € 1,957 thousand (€ 1,763 thousand as of December 31, 2000) which was primarily for overdue interest, interest on past-due payments charged to users and income on advance payments made to suppliers.

_C 17) Interest and other financial expenses

Financial expenses totalled € 22,827 thousand (€ 18,173 thousand as of December 31, 2000), and are detailed as follows:

- interest paid to the parent company entity of AEM S.p.A. of € 2,936 thousand (€ 2,172 thousand as of December 31, 2000), for accrued financial expenses on the current account maintained with the Municipality of Milan for the settlement of financial items between AEM S.p.A. and the Municipality. The increase of € 764 thousand is largely due to payable interest accrued on the debt for the purchase of the building in Corso di Porta Vittoria, partly compensated by the lower average funds deposited on the current account held with the parent company;
- interest to others of € 19,891 thousand (€ 16,001 thousand as of December 31, 2000) including:
  - Interest on bank debt totalling € 16,926 thousand (€ 15,006 thousand as of December 31, 2000) for the borrowing of the Group from banks, as detailed in the balance sheet, the increase of € 1,920 thousand being due to the higher payable interest charged to the parent company AEM and the subsidiary Metroweb, partly offset by a reduction in the payable interest charged to the subsidiaries AEM Gas and Serenissima Gas;
  - interest on other debt totalling € 2,965 thousand (€ 995 thousand as of December 31, 2000), primarily involving financial charges relating to the leasing contracts for the buildings in Via Caracciolo and Corso di Porta Vittoria.

_D) Adjustments to the value of financial assets

_D 18) Revaluations

At December 31, 2001 this item totalled € 1,935 thousand and referred to the higher value attributed to the equity investments in affiliates, valued in the consolidated financial statements by the equity method. This higher value is the result of income generated during the period by the affiliates and posted to the consolidated income statement on the basis of the accrual principle.

_D 19) Write-downs

This item totalled € 17,906 thousand and refers to the following:

- € 6,977 thousand for the write-down of the equity investment, valued using the equity method, in the affiliate Fastweb S.p.A., resulting from the operating loss of the company;
- € 8,198 thousand for the prudential write-down of the equity investment in e.BISCOM S.p.A. to adjust it to the average arithmetic market value in the second half of 2001;
- € 790 thousand for the write-down of the equity investments in Italpower S.p.A., in liquidation, and Laritel S.r.l.;
- € 1,941 thousand for the write-down of the equity investment, valued using the equity method, in the affiliate Mestni Plinovodi d.o.o., mainly resulting from the losses sustained by the company.

_E) Extraordinary income and expenses

_E 20) Extraordinary income

At December 31, 2001, these were € 2,254 thousand (€ 3,850 thousand as of December 31, 2000) and refer wholly to non-operating expenses which mostly arose from lower contributions for staff for the previous period.

_E 21) Extraordinary expense

In the financial statements for the period ending December 31, 2001, this item totalled € 4,065 thousand (€ 6,107 thousand as of December 31, 2000), primarily related to the penalty charges for the early repayment of loans by the subsidiary AEM Gas S.p.A.:, and to non operating losses related to higher contribution charges borne during the year and referring to the previous period.

_22) Income taxes

As of December 31, 2001 this item totalled € 31,378 thousand, representing an increase of € 6,308 thousand over the prior period.

The increase since the previous period largely arose from the consolidation of AEM Trading S.r.l. and the full operating capacity during 2001 of AEM Service S.r.l., as well as the increased consolidated earnings before taxes, although it was partly offset by the reduction in the IRPEG rate applied to the various companies in the Group. In fact, as established by current fiscal laws, the IRPEG rate for the various companies reduced by one percentage point from 37% to 36%, while the parent company AEM S.p.A. benefited from the elimination of the limit on the average tax rate for "Dual Income Tax" purposes (Article 6, law 388/2000) which permitted applying an IRPEG rate of 19% instead of the 27% in the previous period.

thousands of euro	12.31.2001	12.31.2000
Income taxes	34,102	27,891
- Deferred tax asset	(11,071)	(11,746)
+ Deferred tax liability	8,347	8,925
Total applicable taxes	**31,378**	**25,070**

Taxes applicable to the period, which were calculated on the basis of current accounting principles and the appropriate consolidation criteria, are as follows:

- € 34,102 thousand for current taxes for the period consisting of € 24,088 thousand for IRPEG and € 10,014 thousand for IRAP;
- € 8,347 thousand for deferred tax liabilities, of which € 5,471 thousand was calculated for adjustments aimed at modifying book values of the individual companies to those permissible under civil law, in order to eliminate conflicts resulting from the application of changes and provisions stipulated by tax regulations that are not permissible under civil law. In particular, these include higher allowable depreciation for tax purposes posted in the financial statements of the transferee subsidiaries in order to take advantage of a tax benefit that is otherwise not available;
- in adjustment of the amounts shown above, € 11,071 thousand in deferred tax credit. This tax, net of the return of the portion of advance tax paid pertaining to the period amounting to € 665 thousand, relating to the adjustment of the capital gains from the transfer of the company branch from AEM S.p.A. to AEM Service S.r.l. during 2000, have been calculated in relation to the temporary differences existing between income reported in financial statements and the taxable income for each of the companies in the Group.

For the current period, it should be noted that the application of the soft tax rate of 19%, as stipulated by regulations for the introduction of the Dual Income Tax (DIT, Legislative Decree No. 466/97) had a significant effect for the parent company AEM S.p.A., which obtained tax savings of € 7,388 thousand. The benefits provided by DIT to the other subsidiaries are instead negligible.

The Group tax rate was 22.6% on earnings before taxes for the period which was a result, as well as of the general reduction in the IRPEG rate, mainly because of the benefit obtained in 1999 in relation to the non-taxation of capital gains achieved by the parent company AEM S.p.A. through the transfer of divisions to the companies AEM Trasmissione S.p.A., AEM Elettricità S.p.A. and AEM Gas S.p.A., since AEM S.p.A. was subject to a tax moratorium, as well as a result of the entry in the consolidated financial statements of the deferred tax credit related to writing off capital gains resulting from the transfer of the company division to AEM Service S.r.l. during the period under review, although partially returned during the current period.

For the Board of Directors
The Chairman
Ing. Giuliano Zuccoli

AEM Group exibits

_1. Statement of changes in intangible assets

Intangible assets thousands of euro	Amounts at 12.31.2000 Historic cost	 Amortisation	 Book value
Start-up and other capitalised expenses	8,893	(7,027)	1,866
Industrial patent and intellectual property rights	4,051	(1,665)	2,386
Concessions, licences, trademarks and similar rights	6,042	(4,152)	1,890
Consolidation difference	16,478	(1,605)	14,873
Work in progress	1,096		1,096
Other intangible assets	32,106	(10,491)	21,615
Total intangible assets	**68,666**	**(24,940)**	**43,726**

	Changes during the period				Amounts at 12.31.2001		
Acquisitions	Change in category	Disposals	Amortisation for the period	Total changes for the period	Cost	Amortization	Book value
1,773			(981)	792	10,666	(8,008)	2,658
788	2,926		(2,588)	1,126	7,765	(4,253)	3,512
2,367	108		(1,544)	931	8,517	(5,696)	2,821
36			(1,684)	(1,648)	16,514	(3,289)	13,225
2,335	(3,221)	(152)		(1,038)	58		58
14,116	187	(1)	(14,138)	164	46,408	(24,629)	21,779
21,415		**(153)**	**(20,935)**	**327**	**89,928**	**(45,875)**	**44,053**

_2. Statement of changes in tangible assets

Tangible assets thousands of euro	Amounts at 12.31.2000			Changes during the period		
	Value of assets	Accum. depreciation	Book value	Purchases	Other purchases	Changes in category
Non-transferable assets						
Land and buildings						
Non-industrial land	344		344	24		
Non-industrial buildings	58,828	(1,712)	57,116	322		
Industrial land and buildings	113,785	(10,911)	102,874	3,317		3,740
Leased buildings	16,737	(287)	16,450		53,550	
Total land and buildings	**189,694**	**(12,910)**	**176,784**	**3,663**	**53,550**	**3,740**
Plant and machinery						
Production facilities	253,692	(47,081)	206,611	1,358		19,072
Transport lines	45,450	(2,349)	43,101	695		
Transformer stations	28,762	(2,792)	25,970	229		
Distribution networks	721,674	(48,953)	672,721	100,612	1	37,807
Total plant and machinery	**1,049,578**	**(101,175)**	**948,403**	**102,894**	**1**	**56,879**
Industrial and commercial equipment						
Miscellaneous equipment	10,309	(2,860)	7,449	3,087		
Mobile phones	8	(8)		5		
Total industrial and commercial equipment	**10,317**	**(2,868)**	**7,449**	**3,092**		
Other assets						
Furniture and fittings	3,013	(1,620)	1,393	175		
Electric and electronic office equipment	16,318	(3,258)	13,060	2,076		910
Vehicles	1,540	(1,091)	449	118		
Capital equipment with value up to € 516	858	(858)		178		
Total other assets	**21,729**	**(6,827)**	**14,902**	**2,547**		**910**
Work in progress and advance payments						
Non-industrial buildings	819		819	1,029		(1,644)
Industrial buildings	2,364		2,364	1,336		(240)
Production facilities	18,557		18,557	32,288		(20,911)
Transport lines						
Transformer stations	28		28	418		
Distribution networks	27,469		27,469	17,671		(37,703)
Miscellaneous equipment						
Other assets	11		11	1,094		(1,004)
Advance payments	4,594		4,594	9,550		
Total work in progress and advance payments	**53,844**		**53,844**	**63,386**		**(61,502)**
Total non-transferable assets	**1,325,162**	**(123,780)**	**1,201,382**	**175,582**	**53,551**	**27**
Transferable assets						
Plant and machinery	214,754	(21,839)	192,915	128		252
Transferable assets in process	24,730		24,730	20,998		(279)
Total transferable assets	**239,484**	**(21,839)**	**217,645**	**21,126**		**(27)**
Grand total	**1,564,646**	**(145,619)**	**1,419,027**	**196,708**	**53,551**	

Changes during the period					Amounts at 12.31.2001		
Acquisitions	Change in category	Disposals Value of assets	Disposals Accumulated depreciation	Depreciation	Value of assets	Accumulated depreciation	Book value
					368		368
		(54,228)	904	495	4,922	(1,303)	3,619
(1)		(126)	123	3,345	120,715	(14,133)	106,582
				948	70,287	(1,235)	69,052
(1)		**(54,354)**	**1,027**	**4,788**	196,292	(16,671)	179,621
		(20)	7	13,421	274,102	(60,495)	213,607
		(48)	3	2,026	46,097	(4,372)	41,725
1				947	28,992	(3,739)	25,253
		(4,649)	369	30,225	855,445	(78,809)	776,636
1		**(4,717)**	**379**	**46,619**	1,204,636	(147,415)	1,057,221
		(3)	2	1,775	13,393	(4,633)	8,760
		(5)	5	5	8	(8)	
		(8)	**7**	**1,780**	13,401	(4,641)	8,760
				460	3,188	(2,080)	1,108
		(40)	25	1,586	19,264	(4,819)	14,445
		(134)	82	93	1,524	(1,102)	422
				178	1,036	(1,036)	
		(174)	**107**	**2,317**	25,012	(9,037)	15,975
		(16)			188		188
					3,460		3,460
					29,934		29,934
					446		446
					7,437		7,437
					101		101
					14,144		14,144
		(16)			55,710		55,710
		(59,269)	**1,520**	**55,504**	1,495,051	(177,764)	1,317,287
		(370)	72	5,655	214,764	(27,422)	187,342
					45,449		45,449
		(370)	**72**	**5,655**	260,213	(27,422)	232,791
		(59,639)	**1,592**	**61,159**	**1,755,264**	**(205,186)**	**1,550,078**

_3. Consolidation area

Company	Headquarters	Currency	Authorised capital (**)
Companies included in consolidation			
Metroweb S.p.A. (formerly Citytel S.r.l.)	Milan	Euro	20,180
Aem Elettricità S.p.A.	Milan	Euro	520,000
Aem Gas S.p.A.	Milan	Euro	572,000
Aem Trasmissione S.p.A.	Milan	Euro	76,597
Aem Energia S.p.A.	Milan	Euro	104
Aem Service S.r.l.	Milan	Euro	12,405
Aem Trading S.r.l.	Milan	Euro	99
Zincar S.r.l.	Milan	Euro	100
Serenissima Gas S.p.A.	Milan	Euro	1,082
Companies not included in consolidation			
Equity investments in affiliates			
Malpensa Energia S.r.l.	Segrate (Mi)	Euro	5,200
Plurigas	Milan	Euro	800
Società Servizi Valdisotto S.p.A.	Valdisotto (So)	Euro	5,837
Metsni Plinovodi d.o.o.	Capodistria (Slovenia)	Sit	450,000,000
Alagaz S.p.A.	St Petersburg (Russian Federation)	$	50,000
Fastweb S.p.A.	Milan	Euro	34,876
Electrone S.p.A.	Turin	Euro	1,500
Bovisa Sviluppo S.p.A.	Milan	Euro	102
Consorzio Italpower (in liquidation)	Milan	Euro	2,582
Italpower S.p.A. (in liquidation) (1)	Milan	Euro	100
e-Utile S.p.A.	Milan	Euro	100
Consorzio 3A	Genoa	Euro	5,268
Equity investments in other companies			
CESI (Italian experimental electro-technical centre)	Milan	Euro	8,550
ASM Brescia S.p.A.	Brescia	Euro	529,849
Aem Torino S.p.A.	Turin	Euro	346,307
Asm Sondrio	Sondrio	Euro	5,834
Consorzio Milan Sistema	Milan	Euro	150
Laritel S.r.l.	Como	Euro	190
AVIO Valtellina S.p.A.	Sondrio	Euro	2,892
Emittenti Titoli S.p.A.	Milan	Euro	5,200
ANPHORA S.r.l.	Milan	Euro	52,000
DIX.IT (in liquidation)	Milan	Lire	10,000,000,000
e.BISCOM S.p.A.	Milan	Euro	26,202

(*) Net of own shares held by Serenissima Gas S.p.A.
(**) The values of companies with authorised capital in Euro are in thousands.
(1) The equity investment has been totally written-down.

% equity interest consolidated by Group as of 12.31.2001	Stake held %	Shareholder	as of 12.31.2001 thousands of euro	criteria
67.16%	67.16%	AEM S.p.A.		Global integration method
99.99%	99.99%	AEM S.p.A.		Global integration method
99.99%	99.99%	AEM S.p.A.		Global integration method
99.99%	99.99%	AEM S.p.A.		Global integration method
99.99%	99.99%	AEM S.p.A.		Global integration method
100%	100%	AEM S.p.A.		Global integration method
100%	100%	AEM S.p.A.		Global integration method
100%	100%	AEM S.p.A.		Global integration method
79.4% (*)	79.4% (*)	AEM S.p.A.		Global integration method
	49%	AEM S.p.A.	2,938	Equity method
	40%	AEM S.p.A.	2,127	Equity method
	35.7%	AEM S.p.A.	2,177	Equity method
	39.9%	AEM S.p.A.	5,266	Equity method
	35%	AEM S.p.A.	8	Equity method
	30.8%	AEM S.p.A.	80,370	Equity method
	25%	AEM S.p.A.	385	Equity method
	50%	AEM S.p.A.	52	Equity method
	25%	AEM S.p.A.	646	Cost method
	10%	AEM S.p.A.		Cost method
	49%	AEM S.p.A.	81	Cost method
	30%	AEM S.p.A.	1,580	Cost method
	2%	AEM S.p.A.	165	Cost method
	0.298%	AEM S.p.A.	2,014	Cost method
	1.9896%	AEM S.p.A.	11,315	Cost method
	3.99%	AEM S.p.A.	874	Cost method
	16.67%	AEM S.p.A.	25	Cost method
	6.2%	AEM S.p.A.	1	Cost method
	0.18%	AEM S.p.A.	5	Cost method
	2.32%	AEM S.p.A.	98	Cost method
	11%	AEM S.p.A.	170	Cost method
	14.28%	AEM S.p.A.	738	Cost method
	0.27%	AEM S.p.A.	5,971	Cost method

_4. Statement of changes in the consolidation area

COMPANIES INCLUDED IN CONSOLIDATION AREA AS OF 12.31.2001

Acquired companies

Zincar S.r.l.

Companies set up

AEM TRADING S.r.l.

Headquarters	Currency	Authorised capital thousands of euro	% equity interest consolidated
Milan	Euro	100	100%
Milan	Euro	99	100%

_5. Statement of changes in consolidated Shareholders' Equ

Description thousands of euro	Share capital	Legal reserve	Accelerated depreciation reserve
Consolidated shareholders' equity as of 12.31.2000	**929,647**	**62,555**	
Changes during the period:			
Legal reserve		1,484	
Accelerated depreciation reserve			3,491
Extraordinary reserve			
Net income distributed to shareholders			
Consolidation reserve			
Other reserves			
Conversion authorised capital in Euro	6,378		
Net income distributed to shareholders drawn from the parent company's extraordinary reserve			
Retained earnings			
Group portion of net income (loss) for the period			
Minority interest:			
Change in minority interest in capital and reserves			
Profit (loss) for the period			
Consolidated shareholders' equity as of 12.31.2001	**936,025**	**64,039**	**3,491**

Extraordinary reserve	Consolidation reserve	Other reserves	Group portion of net income	Retained earnings	Group portion of shareholders' equity	Minority interests	Total shareholders' equity
52,227	**191**		**74,495**	**(45,095)**	**1,074,020**	**8,130**	**1,082,150**
			(1,484)				
			(3,491)				
11,694			(11,694)				
			(74,372)		(74,372)		(74,372)
	28,571				28,571		28,571
		2			2		2
(6,378)							
			16,546	(16,546)			
			105,089		105,089		105,089
						138	138
						2,297	2,297
57,543	**28,762**	**2**	**105,089**	**(61,641)**	**1,133,310**	**10,565**	**1,143,875**

6. Consolidated cash flow statement

thousands of euro	Consolidated 12.31.2001	Consolidated 12.31.2000
Cash flow from operating activities		
Net income	105,089	74,495
Depreciation of tangible assets	61,159	58,081
Amortisation of intangible assets	20,935	16,603
Changes in assets and liabilities:		
Increase in subsidiary and affiliate receivables for sales of power and services	(95,199)	(63,200)
Increase in parent company receivables	(21,787)	5,349
Decrease in other receivables	26,490	(52,878)
Increase in inventory	(659)	(1,630)
Decrease in accrued income and prepaid expenses	443	446
Increase in accounts payable to suppliers	72,780	66,326
Decrease in other payables	(17,493)	49,485
Increase in advances from customers	12,552	4,588
Increase in accrued expenses and deferred income	3,757	1,177
Increase in employee' leaving payed	1,003	2,270
Increase in other reserves	28,105	8,854
Total cash flow from operating activities	**197,175**	**169,966**
Cash flow used in investment activities		
Net capital expenditures on tangible and intangible assets	(213,471)	(244,017)
Increase in equity investments	(41,284)	(57,774)
Total cash flow used in investment activities	**(254,755)**	**(301,791)**
Free cash flow	(57,580)	**(131,825)**
Cash flow from financing activities		
Increase in bank debt	145,944	(35,714)
Decrease in financial receivables	8,032	(8,798)
Decrease in debt to other financial institutions	(53,167)	54,214
Decrease in cash account debt due to the Municipality of Milan	(14,706)	(35,926)
Increase in shareholder's equity	31,005	1,363
Net income distributed	(74,372)	(106,909)
Total cash flow from financing activities	**42,736**	**(131,770)**
NET CHANGE IN CASH AND CASH EQUIVALENTS	**(14,844)**	**(263,595)**
CASH AND CASH EQUIVALENTS, BEGINNING OF THE PERIOD	**99,656**	**363,251**
CASH AND CASH EQUIVALENTS, END OF THE PERIOD	**84,812**	**99,656**
NET FINANCIAL POSITION		
Cash and cash equivalents	84,812	99,656
Financial receivables	1,243	9,276
Cash account with the Municipality of Milan	(60,173)	(74,879)
Other financial institutions	(5,331)	(58,498)
Bank debt	(341,869)	(195,925)
TOTAL NET FINANCIAL POSITION	**(321,318)**	**(220,370)**

_Consolidated funding allocation statement

amounts in euro	Consolidated 12.31.2001			Consolidated 12.31.2000		
	Subtotal	Total	%	Subtotal	Total	%
INVESTED CAPITAL						
Intangible assets	44,053,020		3.01	43,726,922		3.36
TANGIBLE ASSETS						
Gross amount	1,755,264,256		119.80	1,564,645,602		120.12
(Accumulated depreciation)	(205,186,000)		(14.00)	(145,619,000)		(11.18)
	1,550,078,256		105.79	1,419,026,601		108.94
FINANCIAL ASSETS						
Equity investments	117,020,609		7.99	75,735,994		5.81
Other financial receivables	5,879,546		0.40	6,548,936		0.50
Security deposits	501,940		0.03	494,000		0.04
(Risk and expense reserves)	(100,641,749)		(6.87)	(72,536,780)		(5.57)
(Employee' leaving payed)	(61,786,638)		(4.22)	(60,783,282)		(4.67)
*** NET FIXED ASSETS**	1,555,104,985		106.14	**1,412,212,390**		**108.42**
Inventories	22,468,127		1.53	21,808,884		1.67
Short-term receivables	434,706,569		29.67	343,546,453		26.38
Accrued income and prepaid expenses	1,417,485		0.10	1,860,673		0.14
(Accounts payable to suppliers)	(339,177,040)		(23.15)	(266,396,736)		(20.45)
(Other debt and payables)	(201,177,261)		(13.73)	(206,117,963)		(15.82)
(Accrued expenses and deferred income)	(8,149,824)		(0.56)	(4,393,220)		(0.34)
*** WORKING CAPITAL**	(89,911,944)		(6.14)	**(109,691,907)**		**(8.42)**
**** TOTAL INVESTED CAPITAL**		**1,465,193,041**	**100.00**		**1,302,520,481**	**100.00**
SOURCES OF FUNDING						
*** TOTAL SHAREHOLDER'S EQUITY**	(1,143,875,000)		(78.07)	**(1,082,150,266)**		**(83.08)**
Long term financial receivables	1,244,096		0.08	2,486,642		0.19
(Long term debt)	(99,694,581)		(6.80)	(93,423,535)		(7.17)
(1) TOTAL FINANCIAL POSITION AFTER ONE YEAR	(98,450,485)		(6.72)	(90,936,894)		(6.98)
Financial receivables due within one year				76,679,787		5.89
Cash and cash equivalent	84,811,721		5.79	29,765,856		2.29
(Debt due within one year)	(307,679,277)		(21.00)	(235,878,964)		(18.11)
(2) *TOTAL FINANCIAL POSITION WITHIN ONE YEAR*	(222,867,556)		(15.21)	*(129,433,321)*		*(9.94)*
*** TOTAL NET FINANCIAL POSITION (1 + 2)**	(321,318,041)		(21.93)	**(220,370,215)**		**(16.92)**
**** TOTAL SOURCES**		**(1,465,193,041)**	**(100.00)**		**(1,302,520,481)**	**(100.00)**

_Reclassified Consolidated Balance Sheet

amounts in euro	Consolidated 12.31.2001			Consolidated 12.31.2000		
	Subtotal	Total	%	Subtotal	Total	%
ASSETS						
1. CURRENT ASSETS		**543,403,902**	**24.02**		**473,661,653**	**23.43**
Cash, bank deposits and fixed-rate securities	84,811,721		3.75	29,765,856		1.47
Receivables for financial transactions				69,890,252		3.46
Investments in current assets				6,720,846		0.33
Receivables for the sale of power and services	327,811,588		14.49	231,493,968		11.45
Affiliate receivables	1,296,518		0.06	2,414,965		0.12
Parent company receivables	56,807,093		2.51	35,019,737		1.73
Electricity Equalization Fund receivables	6,586,173		0.29	13,933,458		0.69
Other receivables	41,597,898		1.84	58,563,411		2.90
Advances to suppliers during the period	205,204		0.01	1,442,933		0.07
Current portion of long term financial receivables	402,095		0.02	677,982		0.03
Current portion of affiliate financial receivables				68,689		0.00
Inventories	22,468,127		0.99	21,808,884		1.08
Accrued income and prepaid expenses	1,417,485		0.06	1,860,673		0.09
2. TANGIBLE ASSETS		**1,550,078,256**	**68.52**		**1,419,026,602**	**70.19**
Transferable tangible assets	187,342,033		8.28	192,914,475		9.54
Non-transferable tangible assets	1,175,394,190		51.96	1,038,770,094		51.38
Advances to suppliers for plant assets	187,342,033		8.28	187,342,033		9.27
3. INTANGIBLE ASSETS		**44,053,020**	**1.95**		**43,726,922**	**2.16**
Intangible assets	44,053,020		1.95	43,726,922		2.16
4. FINANCIAL ASSETS		**124,646,192**	**5.51**		**85,265,572**	**4.22**
Investments	117,020,609		5.17	75,735,994		3.75
Securities	78,326		0.00	78,326		0.00
Long term financial receivables from affiliates	1,165,770		0.05	2,408,316		0.12
Long term financial receivables	6,381,487		0.28	7,042,936		0.35
5. TOTAL FIXED ASSETS (2 + 3 + 4)		**1,718,777,468**	**75.98**		**1,548,019,096**	**76.57**
6. TOTAL ASSETS (1 + 5)		**2,262,181,370**	**100.00**		**2,021,680,748**	**100.00**

amounts in euro	Consolidated 12.31.2001			Consolidated 12.31.2000		
	Subtotal	Total	%	Subtotal	Total	%
LIABILITIES AND SHAREHOLDERS' EQUITY						
1. CURRENT LIABILITIES		856,183,402	37.85		**712,786,884**	**35.26**
Advance payments and security deposits from customers	41,691,309		1.84	29,139,303		1.44
Accounts payable - suppliers	339,177,040		14.99	266,396,737		13.18
Affiliate payables	5,039,770		0.22	6,721,038		0.33
Parent company payables:						
- current account	60,173,067		2.66	74,878,718		3.70
- other payables	6,457,245		0.29	45,952,787		2.27
Taxes payable	33,131,892		1.46	51,167,871		2.53
Social security and workmen's compensation payables	11,845,017		0.52	12,052,674		0.60
CCSE payables	4,743,133		0.21	19,957,142		0.99
Personnel payables	7,884,601		0.35	8,645,028		0.43
Other debt and payables	90,384,294		4.00	32,482,120		1.61
Short-term bank debt	247,506,210		10.94	161,000,246		7.96
Accrued expenses and deferred credits	8,149,824		0.36	4,393,220		0.22
2. NON CURRENT LIABILITIES		262,122,968	11.59		**226,743,598**	**11.22**
Medium and long-term bank debt	94,363,276		4.17	34,925,692		1.73
Debt to other financial institutions	5,331,305		0.24	58,497,843		2.89
Employee' leaving entitlement	61,786,638		2.73	60,783,282		3.01
Reserve for future expenses				208,124		0.01
Reserve for deferred taxes	24,718,783		1.09	16,371,531		0.81
Reserve for specific risks	75,922,966		3.36	55,957,125		2.77
3. SHAREHOLDER'S EQUITY		1,133,309,908	50.10		**1,074,019,408**	**53.13**
Share capital	936,024,648		41.38	929,646,898		45.98
Legal reserve	64,038,868		2.83	62,554,718		3.09
Other reserves	61,035,716		2.70	52,226,927		2.58
Consolidation reserve	28,762,252		1.27	191,428		0.01
Retained earnings	(61,640,564)		(2.72)	(45,095,083)		(2.23)
Net income for the period	105,088,988		4.64	74,494,519		3.68
4. MINORITY INTERESTS		10,565,092	0.47		***8,130,858***	**0.40**
Minority interest in shareholder's equity	10,565,092		0.47	8,130,858		0.40
5. TOTAL SHAREHOLDER'S EQUITY		**1,143,875,000**	**50.57**		**1,082,150,266**	**53.53**
6. TOTAL LIABILITIES AND SHAREHOLDER'S EQUITY		**2,262,181,370**	**100.00**		**2,021,680,748**	**100.00**

_Reclassified Consolidated Income Statement

amounts in euro		Consolidated 12.31.2001			Consolidated 12.31.2000		
		Subtotal	Total	%	Subtotal	Total	%
A.	**REVENUES**		1,112,515,863	100.0		**767,259,272**	**100.0**
	Sale of power to other electric companies	60,382,645		5.4	15,273,800		2.0
	Sale of electricity to tied customers	287,945,177		25.9	169,133,337		22.0
	Sale of electricity to eligible customers	115,185,400		10.4	54,160,218		7.1
	Sale of gas to users	427,702,782		38.4	349,978,760		45.6
	Sales of heat	20,145,138		1.8	15,511,613		2.0
	Services to affiliates	1,137,146		0.1	3,485,051		0.5
	Services to users	3,430,225		0.3	3,142,640		0.4
	Services to Municipality of Milan	32,972,355		3.0	35,680,974		4.7
	Services provided on behalf of third parties	111,695,691		10.0	52,296,942		6.8
	Changes in pending contracts	(103,332)		0.0	1,492,443		0.2
	Connection fees	12,961,872		1.2	11,387,069		1.5
	Other current period revenues	29,719,551		2.7	16,189,891		2.1
	Total revenues	1,103,174,650		99.2	**727,732,738**		**94.8**
	Electricity Equalisation Fund contributions	9,341,213		0.8	**39,526,534**		**5.2**
B.	**OPERATING COSTS**		729,598,449	65.6		**454,656,863**	**59.3**
	Purchase of fuel and power	469,537,661		42.2	309,182,604		40.3
	Materials	21,951,915		2.0	10,294,248		1.3
	Delivering fees	49,253,917		4.4	18,777,340		2.4
	Contracts and other work	45,684,976		4.1	41,815,966		5.5
	Services	52,329,292		4.7	46,589,060		6.1
	Lease and rental expense	12,074,391		1.1	9,410,361		1.2
	Charge for extraction of hydroelectric power	48,730,957		4.4			
	Mountain municipalities contributions and water diversion fees	5,848,033		0.5	5,958,363		0.8
	Taxes and duties for the period	6,076,445		0.5	5,389,228		0.7
	Other operating expenses	18,110,862		1.6	7,239,693		0.9
C.	**VALUE ADDED (A - B)**		382,917,414	34.4		**312,602,410**	**40.7**
D.	**PERSONNEL EXPENSES**		108,978,861	9.8		**111,701,364**	**14.6**
E.	**GROSS OPERATING INCOME (EBITDA) (C - D)**		**273,938,553**	**24.6**		**200,901,046**	**26.2**
F.	**AMORTIZATION, DEPRECIATION AND PROVISIONS**		108,444,774	9.7		**79,040,460**	**10.3**
	Depreciation of tangible assets	61,158,558		5.5	58,081,394		7.6
	Amortization of intangible assets	20,934,792		1.9	16,602,473		2.2
	Provisions to allowance for doubtful receivables	3,318,755		0.3	1,703,602		0.2
	Provisions/uses of risk reserves	23,032,669		2.1	2,652,991		0.3
G.	**OPERATING INCOME (EBIT) (E - F)**		**165,493,779**	**14.9**		**121,860,586**	**15.9**

amounts in euro		Consolidated 12.31.2001			Consolidated 12.31.2000		
		Subtotal	Total	%	Subtotal	Total	%
H.	RESULTS OF GROUP COMPANIES VALUED AT NET EQUITY		(6,983,183)	(0.6)		(11,298,528)	(1.5)
I.	FINANCIAL EXPENSES		31,815,249	2.9		23,896,690	3.1
	Interest expense on current account with the Municipality of Milan	2,935,795		0.3	2,171,930		0.3
	Write-downs of equity investments	8,988,108		0.8	6,631,300		0.9
	Other financial interest	19,891,346		1.8	15,093,460		2.0
L.	FINANCIAL INCOME		14,017,410	1.3		15,293,838	2.0
	Other financial income	14,017,410		1.3	15,293,838		2.0
M.	TOTAL FINANCIAL INCOME (EXPENSES) (L - I)		(17,797,839)	(1.6)		(8,602,852)	(1.1)
N.	INCOME BEFORE EXTRAORDINARY ITEM (G + H + M)		140,712,757	12.6		101,959,206	13.3
O.	EXTRAORDINARY INCOME (EXPENSES)		(1,811,094)	(0.2)		(2,256,461)	(0.3)
P.	INCOME BEFORE TAXES (N + O)		138,901,663	12.5		99,702,745	13.0
Q.	TAXES		31,378,441	2.8		25,070,650	3.3
	Income taxes	34,102,446		3.1	27,891,333		3.6
	Advance tax payments	(11,071,257)		(1.0)	(11,746,181)		(1.5)
	Deferred taxes	8,347,252		0.8	8,925,498		1.2
R.	INCOME BEFORE MINORITY INTERESTS		107,523,222	9.7		74,632,095	9.7
S.	MINORITY INTERESTS		(2,434,234)	(0.2)		(137,576)	0.0
T.	NET INCOME		105,088,988	9.4		74,494,519	9.7



Statutory Auditors' Report

pursuant to Article 153 of Legislative Decree 58/59 and paragraph 3, Article 2429 of the Civil Code

(Translation from the original issued in Italian)

Dear Shareholders,

The Board of Directors has provided this Audit Committee with the AEM Group consolidated financial statements as required by law.

As previously mentioned, the events which took place during the financial year were:

- the merger by incorporation of the subsidiary Triveneta Gas S.p.A. into its parent company Serenissima Gas S.p.A. which took place on April 20, 2001 and whose effect was retroactive to January 1, 2001.
- the constitution of the company AEM Trading S.r.l. on March 15, 2001;
- the acquisition of the entire authorised capital in the formerly affiliate company Zincar S.r.l.

As a result, the consolidated financial statements for the 2001 fiscal period now include nine companies compared to the eight of the previous year.

There are now fully consolidated the subsidiaries AEM Trasmissione S.p.A., AEM Elettricità S.p.A., AEM Gas S.p.A., AEM Energia S.p.A., AEM Service S.r.l., AEM Trading S.r.l., Metroweb S.p.A., Serenissima Gas S.p.A. and Zincar S.r.l. and business relations between them and the parent company have been eliminated in compliance with the provisions of law.

The affiliates Fastweb S.p.A., Malpensa Energia S.r.l., Società Servizi Valdisotto S.p.A., Metsni Plinovodi d.o.o., Bovisa Sviluppo S.p.A., Electrone S.p.A., Alagaz S.p.A. and Plurigas S.p.A. were evaluated in the consolidated balance sheet by the net equity method.

The 49% stake acquired in e-Utile S.p.A., the 25% stake acquired in Consorzio Italpower and the 30% stake acquired in Consorzio 3A were all valued at cost.

Lastly, the equity investments in other companies were evaluated in the consolidated balance sheet by the cost method.

The equity investment in Laritel S.r.l. was reclassified to "other equity investments" since the quota held fell from 30% to 6.19% due to AEM S.p.A. not subscribing to the capital increase decided by this company.

The value of the equity investment in e-Biscom S.p.A. was prudentially adjusted.

The Committee has noted, in compliance with that specified in the Notes to the financial statements, that the consolidated balance sheet was prepared on the basis of financial statements from the subsidiaries and affiliates approved by their respective shareholders' meetings or, failing this, on the basis of draft financial statements approved by their respective Boards of Directors.

The consolidated financial statements at December 31, 2001 record net income for the period of € 105,088,988, total assets of € 2,262,181,370, consolidated net equity of € 1,028,220,920 net of minority interests in the period income and in shareholders' equity. Contingencies amount to € 252,839,478.

The valuation criteria used for the consolidated financial statements were the same as those used for preparing the financial statements for AEM S.p.A. and the subsidiary companies, thus requiring that no adjustments or reclassifications were made for purposes of compatibility. These criteria comply with Articles 34 and 35 of Legislative Decree 127/91.

The Committee acknowledges that it has verified the compliance of accounting formats and principles that were used and indicated in the notes to financial statements with: the laws, regulations enacted by CONSOB, accounting principles enacted by accountants and business consultants and the accounting principles recommended by the I.A.S.C. - International Accounting Standard Committee, and has checked the appropriateness of these formats and principles in relation to the Group's operations.

The Committee also acknowledges that it verified the correspondence of financial statements with facts and information that the Audit Committee had at its disposal following its participation in meetings of the Board of Directors and Executive Committee and after performing its monitoring duties and exercising its inspection and control powers.

As a result, the Audit Committee is of the opinion that the consolidated financial statements correctly express the asset and economic situation of the AEM Group for the period ending December 31, 2001.

Milan, 11 April 2002

The Audit Committee
Dr Piero Lonardi
Dr Michele Cattaneo
Dr Italo Bruno Vergallo



Independent Auditors' Report

_Independent Auditors' Report

RECONTA ERNST & YOUNG

Via Torino 68
20123 Milano

Tel.: (02) 722121 (50 linee)
Fax: (02) 72212037 72212038

AUDITORS' REPORT
pursuant to article 156 of Legislative Decree of February 24, 1998, n. 58
(Translation from the original Italian text)

To the Shareholders
of Aem S.p.A.

1. We have audited the consolidated financial statements of Aem S.p.A. as of and for the year ended December 31, 2001. These consolidated financial statements are the responsibility of Aem S.p.A.'s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

2. Our audit was made in accordance with auditing standards and procedures recommended by CONSOB (the Italian Stock Exchange Regulatory Agency) (1). In accordance with such standards and procedures we planned and performed our audit to obtain the information necessary in order to determine whether the consolidated financial statements are materially misstated and if such consolidated financial statements, taken as a whole, may be relied upon. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements, as well as assessing the appropriateness of the accounting principles applied and the reasonableness of the estimates made by management. We believe that our audit provides a reasonable basis for our opinion.

   For the opinion on the consolidated financial statements of the prior year, which are presented for comparative purposes as required by the law, reference should be made to our report dated April 10, 2001.

3. In our opinion, the consolidated financial statements of Aem S.p.A. comply with the Italian (1) regulations governing consolidated financial statements; accordingly, they clearly present and give a true and fair view of the consolidated financial position of Aem S.p.A. as of December 31, 2001, and the consolidated results of its operations for the year then ended.

Milan, April 8, 2002

Reconta Ernst & Young S.p.A.
signed by: Pellegrino Libroia
(partner)

---

(1) Words added in translation from original Italian text

Reconta Ernst & Young S.p.A.
Sede Legale: 00196 Roma - Via G. D. Romagnosi 18/A
Capitale Sociale € 1.043.330,00 i.v.
Iscritta alla S.O. del Registro delle Imprese presso la C.C.I.A.A. di Roma
Codice fiscale e numero di iscrizione 00434000584
(vecchio numero R.I. 6697/89 - numero R.E.A. 250904)

FILE NO. 62-4019



_Report on Operations 2001

AEM SPA









_MARCO CINGOLANI was born in Como on February 21, 1961 and has been living and working in Milan since 1978. In his works, space and colour become conveyors of meaning which give life to an autonomous construction reflecting an ethical project. There are no socially committed artists, just aesthetically committed artists: this is the motto which Cingolati often loves to repeat.

When I paint, I have to accumulate many paintings before something good emerges. I start them and then leave them to rest. Then I go back to them, cancel them and finish them, sometimes. I've got the bad habit of resting one painting on top of another, with the painted side facing out, so my eyes are used to seeing a riot of colours from all angles.



Reprinted from "Societa anonima del colore"



_2001 Annual Report

_Report on Operations

_Financial Statements

This Annual Report includes the report of AEM's Board of Directors to shareholders, the AEM's consolidated financial statements and the AEM S.p.A. financial statements, for the year ended December 31, 2001, which have been prepared in accordance with Italian generally accepted accounting principles. They have been translated into English from the original issued in Italian.

_Contents

*Contents_*

The AEM Group


AEM SPA
Electricity
Gas
Telecommunications
Services
99.99% _AEM Trasmissione SpA
99.99% _AEM Energia SpA
99.99% _AEM Elettricità SpA
99.99% _AEM Gas SpA
67.16% _Metroweb SpA
100% _AEM Service Srl
100% _AEM Trading Srl
35.76% _Società Servizi Valdisotto SpA
71.44% _Serenissima Gas SpA (*)
30.80% Fastweb SpA
100% _Zincar Srl
25% _Electrone SpA
55% _Valdisotto Energia Srl
49% _Malpensa Energia Srl
50% _Bovisa Sviluppo SpA
40% _Plurigas SpA
49% e-Utile SpA
39.87% _Mestni Plinovodi d.o.o.
35% _Alagaz SpA
30% _Consorzio 3A

(*) The equity investment of AEM S.p.A. in Serenissima Gas S.p.A. amounts to 79.4% net of treasury stock.

Mission

Mission

To became one of the leading energy companies on the Italian market, so as to increase the Company value.

To deliver safe and reliable energy service.

To generate electricity in high efficiency plants, minimizing the impact on the environment.

_AEM S.p.A.

Listed on the Italian Stock Exchange since 1998, AEM S.p.A. (called just AEM from here on) is a multi-energy company and the leading company in Italy in the management of public utility services.

The main areas where the AEM Group operates are: electricity, gas and heat, telecommunications and services which include the public and artistic lighting of Milan.

_ELECTRICITY

_Generation

_AEM S.p.A.

AEM has seven hydroelectric plants with installed capacity of 593 MW (megawatts), four reservoirs in Valtellina, and a thermoelectric plant located in Cassano d'Adda having generation capacity of 550 MW.

Since October 1, 2001, AEM's generating plants are being managed by AEM Trading S.r.l. through a specific agreement which acknowledges the fixed production costs to AEM as well as the return on the capital invested.

_Transmission

_AEM TRASMISSIONE S.p.A.

Through 1,092 km of high-voltage electric power lines, this company links AEM's generation plants to the medium and low-voltage distribution system of AEM Elettricità S.p.A.

The high-voltage lines form part of the national trasmission network managed by the *Gestore Rete Trasmissione Nazionale* (GRTN).

_Trading and sales to eligible customers

_AEM ENERGIA S.p.A.

This is within the company Group which has been purchasing and selling electricity to eligible customers in the free electricity market. From October 1, 2001 the supply of wholesale electrical power has been carried out by AEM Trading S.r.l.

From January 1, 2002 this company will take over all the sales of natural gas.

_AEM TRADING S.r.l.

In the last quarter of 2001, AEM Trading S.r.l. became the sole company authorised, for all the companies in the AEM Group, to negotiate contracts for supplying natural gas with the affiliated Plurigas S.p.A., both for use by AEM thermoelectric plants and for the non-industrial use of AEM Gas S.p.A. customers. In addition, from October 1, 2001, AEM Trading S.r.l. is responsible for AEM's generating plants, supplying electricity to AEM Energia S.p.A. and AEM Elettricità S.p.A. for their respectively customers on the free and regulated market, as well as gas for residential and industrial use to AEM Gas S.p.A.

AEM Trading S.r.l. is also active in the wholesale market for electricity, negotiating spot purchase and sale contracts with other operators.

_ELECTRONE S.p.A.

A company created jointly between AEM Torino S.p.A., ACEA S.p.A. and the Swiss company ATEL for selling electricity and other energy products to eligible customers.

_VALDISOTTO ENERGIA S.r.l.

A company created between Società Servizi Valdisotto S.p.A. and the municipal companies distributing electricity in Sondrio, Tirano, Morbegno and Chiavenna, with the purpose of to manage the trader activity of electric power.

_Distribution and sale

_AEM ELETTRICITÀ S.p.A.

Is the owner of the electric power network, in medium and low voltage, extending for 4,239 km and delivering electric power to over 50% of customers connected to the company's network within the city area of Milan and Rozzano and in a smaller percentage of customers, within the adjacent municipalities.

_SOCIETÀ SERVIZI VALDISOTTO S.p.A.

Distributes electric power and provides the public lighting within the area of Valdisotto Municipality.

_GAS AND HEAT

_Distribution and Sale

_AEM GAS S.p.A.

Provides to gas distribution and sale activities in the Milan metropolitan area and several adjoining municipalities. The company owns a 9,373 km network of gas pipeline. AEM Gas generates, distributes and sells heat in several districts of Milan and Sesto San Giovanni through three thermal plants, five cogeneration plants and a distribution network extending 61 km.

_SERENISSIMA GAS S.p.A.

This company distributes and sells gas in the districts of San Donà di Piave and surrounding areas in the Venice region, and also in the areas of Basiliano and surrounding areas in the Udine region. The company owns a 590 km network of gas pipeline.

_MESTNI PLINOVODI d.o.o.

This company is based in Capodistria (Slovenia) and distributes natural gas in Slovenia, holding concessions to install the gas supply and distribution network in sixteen Slovenian municipalities.

_ALAGAZ

Headquartered in St. Petersburg (Russian Federation), this company is principally involved in developing natural gas distibution networks within the Russian Federation, primarily in the city of St. Petersburg.

_MALPENSA ENERGIA S.r.l.

Operates the methane cogeneration plant at Malpensa 2000 Airport, supplying this facility with electric power, heat and air conditioning.

_PLURIGAS S.p.A.

This company trades in natural gas, negotiating purchase contracts to primarily meet the needs of partner companies which distribute and sell to end users and generate electricity by methane fed plants. The company is also active in selling gas directly to major eligible customers.

_TELECOMMUNICATIONS

_Broad band network and services

_METROWEB S.p.A.

This company had already installed more than 2,150 km fibre-optic network mainly in Milan and in some of the adjacent cities. The company leases the fibre optic network to other telecom company and Internet service providers.

_FASTWEB S.p.A.

This company sells innovative products in the sector of telecommunications, including integrated broadband telecommunications services using Internet Protocol (IP) technology.

_ENERGY SERVICES

_Urban lighting

_AEM S.p.A.

The company is in charge of the urban lighting system (public and art lighting) in Milan and surrounding areas for a total of some 110,004 public lights. It also maintains 690 traffic-lights in Milan and Cassano d'Adda.

_Management services

_AEM SERVICE S.r.l.

This company handles the relationship with retail customers for the Group's companies and other entities, operating as a call centre, back office-front office, meter reading and billing services.

_Engineering

_BOVISA SVILUPPO S.p.A.

The purpose of this company is to research and manage projects for the development of buildings and infrastructures for Milan Polytechnic University and AEM, as well as other companies and public agencies.

_ZINCAR S.r.l.

The object of this company is the study and development of projects connected to environmental sustainable urban mobility and the construction and management of plants and industrial processes for the better use of energy.

_e-UTILE S.p.A.

This company, created on May 22, 2001, is a joint venture formed by AEM and Siemens Informatica starting on January 1, 2002. The aim of this joint venture is to supply "IT Solutions and Services" to operators active in the utilities sector.

_Highlights

Income statement data (millions of euro)	2001	2000	1999
Revenues	1,112.5	767.3	655.8
Value added	382.9	312.6	319.7
Personnel costs	(109.0)	(111.7)	(115.6)
Gross operating income (EBITDA)	273.9	200.9	204.1
Amortization, depreciation and write-downs	(108.4)	(79.0)	(76.9)
Operating income (EBIT)	**165.5**	**121.9**	**127.2**
Results of group companies valued at net equity	(7.0)	(11.3)	0.1
Financial income and expenses	(17.8)	(8.6)	(2.2)
Extraordinary income (expense)	(1.8)	(2.3)	2.4
Income before taxes	138.9	99.7	127.5
Taxes	(31.4)	(25.1)	(14.9)
Minority interest	(2.4)	(0.1)	0.5
Net income	**105.1**	**74.5**	**113.1**
Operating income/Revenues %	14.9%	15.9%	19.4%

_Revenues: € 1,112.5 million
_Gross operating income: € 273.9 million
_Net income: € 105.1 million

Financial data (millions of euro)	2001	2000	1999
Net Investments	254.8	301.8	160.4
Cash flow (*)	197.2	170.0	295.3

(*) Profit, depreciation, amortisation, allocations and variations in the net working capital.

_Dividend per share: € 0.042
_Market capitalization as of December 31, 2001: € 4,092 million

Balance Sheet data (millions of euro)	2001	2000	1999
Net capital employed	1,465.2	1,302.5	1,096.2
Equity of the Group including minority interests	1,143.9	1,082.2	1,113.2
Net financial position	(321.3)	(220.4)	17.0

_Energy delivered: 17.8 billions kWh

Operating data	2001	2000	1999
Energy delivered (*) (millions kWh)	17,765	15,289	13,797
Customers served (thousand units)	1,299	1,286	1,236
Employees average of years units	2,666	2,750	2,835
Revenues per employee (thousands of euro)	417	279	231
Productivity per employee (millions kWh per employee)	6.66	5.56	4.86

(*) Gas distributed have been converted in kWh equivalent by multiplying cubic metres of methane by the ratio of 8,250/860.

_Customers: 1,299,000
_Employees: 2,666 year's average

_Employees *(years units average)*


2,835
2,750
2,666
_99
_00
_01

_Customers *(thousands units)*


1,236
1,286
1,299
_99
_00
_01

_Revenues *(millions of euro)*


655.8
767.3
1,112.5
_99
_00
_01

_Income *(millions of euro)*


Gross operating income
Operating income
204.1
127.2
200.9
121.9
273.9
165.5
_99
_00
_01

_Operating income *(euro/kWh)*


0.015
0.013
0.015
_99
_00
_01

_Energy delivered
(millions of kWh)


13,797
15,289
17,765
_99
_00
_01

_Productivity


Revenues per employee (thousands of euro)
Productivity per employee (millions kWh per employee)
231
279
417
4.86
5.56
6.66
_99
_00
_01
_99
_00
_01



Dear Shareholders

The AEM Group's net income in 2001 was € 105.1 million, some 41.1% higher than a year earlier.

During 2001, AEM actively expanded the core business and rapidly reacted to the opportunities created by the liberalization process of the energy market. Following a business model which relates operations, markets and customers in a new way, with a growing network of industrial connections and exchanges, the company invested in generation plants and other strategic activities like distribution and marketing in order to serve an increasing number of customers.

AEM is effectively managing the competition created by the liberalization of the energy field, with its existing skills in this market and building a model a for expanding into new areas of interest with an offer of additional services.

Committed to maintaining a relevant return for shareholders, the Board of Directors proposes the distribution of € 0.042 dividend per share increasing compared of last year.

_2001 performance

Revenues were € 1,112.5 million, which was a 45% increase over 2000 resulting from the strategic actions pursued.

Gross operating income exceeded € 273.9 million (+ 36.4% on 2000). All the sectors improved their contribution, but most of all in the generation and sale of electricity on the free market and on sales to regulated market power.
AEM has been able to develop new opportunities within the context of deregulation of the energy market, despite the reduction of margins and the cut in tariffs enforced by the national regulator.

The € 105.1 million net income achieved is 41.1% higher than in 2000, which takes into account prudential allocations to reserves and the adjustments to the values of financial investments.

Annual costs were reduced with a growth in the productivity rate. Investments were made in fixed assets for around € 187 million, with an increase for telecommunications network; cash flow generated was € 197.2 million.

ROI increased from 10.2% to 12%, while ROE rose from 6.8% to 9.4%.

In the electricity sector, AEM achieved a significant 51.4% growth in generation capacity since 2000, totalling 4.644 million kWh.
The generating plants proved to have greater capacity and efficiency levels. Generation of both hydroelectric power and thermoelectric power increased. Having completed the repowering of Group 1 at the Cassano d'Adda thermoelectric plant, the combined cycle plant began running at full power: the plant's current power capacity has increased performance by 50%, reduced consumption of fuel and drastically cut unitary costs.

From 2001, AEM has materialized a new business development model based on the trading activity of energy on the free market, a preliminary step towards the start up of the national Electricity Exchange.

In the gas sector, expansion has continued through the acquisition of new customers and of further urban networks such as Buccinasco and Rosate. The results achieved are due to the combined effect of an increase in the average price and the higher quantity sold. These created a year on year increase of 22.2% in revenues and 9.3% in the cubic meters of gas distributed.
Growth also continued in district heating, thanks to new users, greater quantities of kWht distributed and higher revenues.

In the telecommunications sector AEM through the subsidiary Metroweb and the affiliate Fastweb, has maintained its presence in the new market for using broadband services. 2001 saw investments being made for the laying of fibre optic networks in the metropolitan area of Milan, which will be completed in 2002, as well as in some of the nearby provinces. There was also progress in commercial growth with the offer of phone and advanced services to corporate and domestic customers.

_Competitive advantage

Taking part in the Edipower consortium which acquired Eurogen from ENEL, AEM has pursued a strategy of alliances with the aggregation of industrial and financial partners.
Industrial partners are players able to compete on the Italian and European markets, and able to bring greater efficiency to the energy sector, reducing the costs of generation to the benefit of the entire system of the country.
Edipower's organisational model is based on tolling agreements between industrial partners which withdraw the power generated by the plants in proportion to their share held.

AEM therefore has significant quantities of energy available to be competitive, particularly through the further capacity from the Eurogen plants estimated at 7 billion kilowatt hours after the repowering implementation.

_Strategic objectives

The scenario of the energy sector and the process of liberalization underway require a new operating model and efficiency in the distribution of power and power services.

AEM intends concentrating its efforts on the production and commercial side, operating along the power value chain through a network of infrastructures, market agreements and added value services.

The strategic lines defined will result in tangible action giving priority to focusing on three goals:

_1. Increasing the generation capacity

The aim is to reach an availability of 16 billion kilowatt hours which will result in gaining a leading position in the national power market.

The growth in the generation of power will be brought about by further investments for upgrading plants. Work is due to take place for the repowering of other groups in the thermoelectric plant at Cassano, and to create a Greenfield plant as well as the completion of work on the Valtellina hydroelectric plants which are to be carried out with the least environmental impact.

_2. Completing the strategic model

The strategic model of activities in the energy sector adopted by AEM is based on a great trading capacity, through its own dedicated company, that represents a real competitive advantage.

In addition AEM will apply a market strategy focusing on multi-services through the sale to final users of specifc services developed from the existing skills of the AEM Group and selected partner. Operational management, information services and communication technology are realized, with the affiliated company e-Utile, for clients that operate in local public services.

_3. Expanding the market share

The expected growth in the market share is partly a result of the negotiations started with ENEL relating the value of Milan's distribution.

At the moment, there are being considered alternative decisions instead of the network acquisition.

The strategy of expanding activities is continuing with investments on equity in smaller power companies, such as the recent acquisition of a 24.9% stake in Agam located in Monza.

_The future for AEM

AEM is looking with interest at a future of enormous opportunity in a free market of electricity, gas and telecommunications sectors in Italy and abroad. In this period of major changes, the commitments of the management and all those who work at AEM have been directed towards producing significant progress: A great thanks to all of them.

Giuliano Zuccoli, Chairman

_AEM share price performance

On December 28, 2001, the AEM S.p.A. shares market price was € 2.273, a fall in value average of 27% in line with the situation seen in the, MIB 30 Index affected by the strongly negative context worldwide for financial markets.
AEM's total market capitalization at December 28, 2001 was € 4,092 million, some 163% higher than at the time of the listing in July 1998.
Valumes of AEM shares traded in 2001, was high with an average daily volume of around 3.7 million shares traded.

_AEM - MIB 30 Index trend (July 23, 1998 = 100)



AEM
MIB 30
750.00
600.00
450.00
300.00
150.00
0.00
07.23.1998
09.23.1998
11.23.1998
01.23.1999
03.23.1999
05.23.1999
07.23.1999
09.23.1999
11.23.1999
01.23.2000
03.23.2000
05.23.2000
07.23.2000
09.23.2000
11.23.2000
01.23.2001
03.23.2001
05.23.2001
07.23.2001
09.23.2001
11.23.2001

Honorary Chairman — Enrico Cerrai

Board of Directors

Chairman	Giuliano Zuccoli (*)
Directors	Luigi Carlo Spadacini (**) *Deputy Chairman*
	Marco Manzoli (*)
	Paolo Oberti
	Carlo Ortolani
	Luigi Prosperetti
	Angelo Provasoli
	Aldo Scarselli (*)

Board of Statutory Auditors

Chairman	Piero Lonardi
Statutory Auditors	Michele Cattaneo
	Italo Bruno Vergallo
Alternate Auditors	Dario Colombo
	Giuseppe Santopietro

Independent Auditors — Reconta Ernst & Young S.p.A.

(*) Members of the Executive Committee in which the Deputy Chairman participates by right without voting rights.

(**) *Director since March 28, 2001; Deputy Chairman since June 13, 2001.*

The power of the Chairman and of the Directors are presented in the Corporate Governace chapter.



_AEM Group

_Income statement

Consolidated earnings by the AEM Group reached € 1,112.5 million, an increase of 45% over the previous year when they stood at € 767.3 million.

This € 345.3 million increase in income over the previous year is a result of the positive progress in the Group's core business (electricity and gas) and of the high performance achieved by the subsidiary Metroweb S.p.A. in the area of the optic fibre network leasing.

During this period under review, electric power generation increased a total of 51% year on year, with hydroelectric production growing by 16% and thermoelectric production by some 118%.

The quantity of electricity sold was 32% higher than in 2000.

Sales of electric power continued to be strong both in terms of acquisition of new electricity supply contracts on the free market and as a result of the higher average revenues connected to the new tariff system.

The gas sector gave its own contribution to the result with a 9% increase in the quantities sold over the 2000 period. Also the figures concerning the sale of heat substantially improved, with an increase of 18%.

Another important component leading to the high revenues was income from services which increased by € 54.6 million. Most of this increase was as a direct result of higher earnings by the subsidiary Metroweb S.p.A.

External charges increased by € 274.9 million (+60%), due to variable costs including:

- costs for purchasing fuel and energy products, which increased by 52% because of the increase in oil and fuel market prices and because of the higher quantities purchased and produced;
- the higher delivering charges for electricity, by around € 30.5 million;
- the charge for hydroelectric extraction revenues of € 48.7 million. This tax only concerns hydroelectric plants belonging to the former producer-distributor companies, and from January 1 2001 is applied to all the hydroelectric production delivered to the free and the regulated markets.

Consolidated added value stood at € 382.9 million, showing a year on year increase of € 70.3 million (+22.5%).

Personnel costs were € 109 million, with a decrease of € 2.7 million.

Gross operating income for the period was € 273.9 million, a growth of 36.4% compared to the € 200.9 million for the prior period.

Following the allocation of € 82.1 million as the allowance for depreciation and amortization, and an allocation of € 26.3 million to the risk and expense reserves, which largely referred to the provisions made by AEM Elettricità S.p.A. and AEM Gas S.p.A. for the application of the new tariff system, the consolidated operating income was € 165.5 million, equalling 14.9% of consolidated revenues and showing an increase of € 43.6 million compared to 2000 (+35.8%).

The part of results from those Group companies valued at net equity changed from -€ 11.3 million in 2000 to -€ 7.0 million in 2001; this result was helped by the lower loss relating the affiliated company Fastweb S.p.A.

Net financial expenses increased from -€ 8.6 million to -€ 17.8 million, both as a result of average borrowing and because of increased write downs of financial assets during the period (particularly E.Biscom S.p.A., written down by around € 8.2 million in 2001 against € 6.6 million in 2000).

Income before tax and before minority interests were therefore € 138.9 million, growing by 39.3% since the previous period.

Tax for the period amounted to € 31.4 million, against € 25.1 million of the prior year, earlier, and takes into account the deferred tax assets and liabilities calculated in relation to the temporary differences existing between civil and consolidated income.

The consolidated net income for the period, net of minority interests, was € 105.1 million (€ 74.5 million in the previous period).

The economic performance for the period, compared to the previous year, is summarised in the following table:

thousands of euro	12.31.2001	% on revenue	12.31.2000	% on revenue	Changes	% 01/00
Revenues	1,112,516	100.0	**767,259**	**100.0**	**345,257**	**45.0**
Revenue from sales	1,103,175	99.2	727,733	94.8	375,442	51.6
Equalisation Fund subsidies	9,341	0.8	39,526	5.2	(30,185)	(76.4)
Value added	382,917	34.4	**312,602**	**40.7**	**70,315**	**22.5**
Personnel costs	(108,978)	(9.8)	(111,701)	(14.6)	2,723	(2.4)
Gross operating income - EBITDA	273,939	24.6	**200,901**	**26.2**	**73,038**	**36.4**
Depreciation and amortisation	(82,094)	(7.4)	(74,684)	(9.7)	(7,410)	9.9
Provisions	(26,351)	(2.4)	(4,356)	(0.6)	(21,995)	504.9
Operating income - EBIT	165,494	14.9	**121,861**	**15.9**	**43,633**	**35.8**
Results of Group companies valued at net equity	(6,983)	(0.6)	(11,299)	(1.5)	4,316	(38.2)
Financial income and expenses	(17,798)	(1.6)	(8,603)	(1.1)	(9,195)	106.9
Income before extraordinary items	140,713	12.6	**101,959**	**13.3**	**38,754**	**38.0**
Extraordinary income (expenses)	(1,811)	(0.2)	(2,256)	(0.3)	445	(19.7)
Income before taxes	138,902	12.5	**99,703**	**13.0**	**39,199**	**39.3**
Taxes	(31,379)	(2.8)	(25,071)	(3.3)	(6,308)	25.2
Income before minority interests	107,523	9.7	**74,632**	**9.7**	**32,891**	**44.1**
Minority interests	(2,434)	(0.2)	(137)	0.0	(2,297)	1,676.6
Net income	**105,089**	**9.4**	**74,495**	**9.7**	**30,594**	**41.1**

_Balance Sheet

Net invested capital as of December 31, 2001 was € 1,555,1 million, showing an increase of € 142.9 million from a year earlier. Net investments in tangible and intangible assets were € 192.8 million and € 20.7 million respectively. Long-term equity investments grew by € 41.3 million. Working capital fell by € 19.8 million.

On the sources of funds side, consolidated shareholders' equity increased by € 61.8 million, mostly as a result of the difference between the group's attributable income for the period of € 105,01 million, the dividends of € 74.4 million distributed by the parent company AEM S.p.A. during the year, and the reporting in the consolidation reserve of the capital gain arising from the valuation by the equity method of the subsidiary Fastweb S.p.A., equalling € 28.6 million following on the increase in capital fully subscribed by the other shareholder E-Biscom, with payment of a stock premium.

The group's consolidated net financial position deteriorated by € 100.9 million since December 31, 2000, mostly as a result of the financial needs arising from investments made by the subsidiary Metroweb S.p.A.

The following table compares consolidated shareholders' equity as of December 31, 2001 and year end 2000:

thousands of euro	12.31.2001	%	12.31.2000	%	Changes	% 01/00
Invested capital						
Net non-current assets	1,555,105	106.1	1,412,212	108.4	142,893	10.1
Working capital	(89,912)	(6.1)	(109,692)	(8.4)	19,780	(18.0)
Total invested capital	**1,465,193**	**100.0**	**1,302,520**	**100.0**	**162,673**	**12.5**
Sources of funding						
Shareholders' equity	(1,143,875)	78.1	(1,082,150)	83.1	(61,725)	5.7
Total financial position after the following period	(98,450)	6.7	(90,937)	7.0	(7,513)	8.3
Total financial position within the following period	(222,868)	15.2	(129,433)	9.9	(93,435)	72.2
Total net financial position	**(321,318)**	**21.9**	**(220,370)**	**16.9**	**(100,948)**	**45.8**
Total sources	**(1,465,193)**	**100.0**	**(1,302,520)**	**100.0**	**(162,673)**	**12.5**

thousands of euro	12.31.2001	12.31.2000
CASH FLOW FROM OPERATING ACTIVITIES		
Net income	105,089	74,495
Depreciation and amortisation	82,094	74,684
Changes in assets and liabilities	9,992	20,787
Total	197,175	**169,966**
CASH FLOW IN INVESTING ACTIVITIES		
Net capital expenditures in tangible, intangible and financial assets	(254,755)	(301,791)
Total	(254,755)	**(301,791)**
FREE CASH FLOW	(57,580)	**(131,825)**
CASH FLOW FROM FINANCING ACTIVITIES		
Increase in bank debt	145,944	(35,714)
Decrease in financial receivables	8,032	(8,798)
Decrease in debt to other financial institutions	(53,167)	54,214
Decrease in current account debt due to the Municipality of Milan	(14,706)	(35,926)
Increase in shareholders' equity	31,005	1,363
Net income distributed	(74,372)	(106,909)
Total	42,736	**(131,770)**
NET CHANGE IN CASH AND CASH EQUIVALENTS	(14,844)	**(263,595)**
CASH AND CASH EQUIVALENTS, BEGINNING OF THE PERIOD	99,656	**363,251**
CASH AND CASH EQUIVALENTS, END OF THE PERIOD	84,812	**99,656**
NET FINANCIAL POSITION		
Net cash and cash equivalents	84,812	99,656
Financial receivables	1,243	9,276
Owed to current account with the Municipality of Milan	(60,173)	(74,879)
Debt to other financial institutions	(5,331)	(58,498)
Bank debt	(341,869)	(195,925)
Total	(321,318)	**(220,370)**

The statement of cash flows shows that the year's operating activities generated consolidated cash flows of € 192.7 million (€ 170 million in the 2000 period). Investing activities used € 254.8 million and group financing activities during the year generated resources of € 42.7 million mostly as a result of the increase in bank borrowing.

Consolidated net change in cash and equivalent decreased through the year by € 14.8 million to € 84.8 million at December 31, 2001 (compared to € 99.7 million at December 31, 2000).

The following table provides a condensed breakdown of the AEM Group's net financial indebtedness for the specified years:

thousands of euro	12.31.2001	12.31.2000
Medium/long-term financial assets	1,244	2,487
Medium/long-term financial liabilities	(99,695)	(93,424)
Medium/long-term financial indebtedness	(98,451)	**(90,937)**
Short-term financial indebtedness	(307,679)	(235,879)
Short-term financing activities	84,812	106,446
Short-term net financial indebtedness	(222,867)	**(129,433)**
Total indebtedness/net financial position	**(321,318)**	**(220,370)**

_Income Statement

AEM S.p.A. recorded income of € 35.5 million for the fiscal year ended December 31, 2001, net of attributable taxes (+19.5% year on year).

Revenues record a total amount of € 397.3 million, due to the earnings achieved among the subsidiaries for sale of power, sales of materials, and provision of services, from revenues for services to the Municipality of Milan and for third parties, as well as for services to affiliated companies. Compared to the previous year, this is an increase of 31.2%.

Following the external charges of € 273.5 million sustained during the year, the value added figure became € 123.8 million while the cost of labour was € 60.3 million, leading to a gross operating income (EBITDA) of € 63.5 million, some 16% of revenue (+49,2%).

After the € 29.4 million allowance for ordinary depreciation and the € 3.3 million allocation to risks and expenses reserves, the operating income (EBIT) was € 30.8 million equalling 7.7% of revenue.

The positive balance of both financial operations (at € 17.7 million) and extraordinary operations (at € 1.6 million) led to a pre-tax income of € 50.1 million (+15.4%). Income tax for the period totalled € 14.6 million and relates to the allocation for current taxes of € 12.4 million, and to deferred taxes liabilities of € 1.6 million and deferred tax assets of € 0.6 million calculated in order to achieve the correct tax charges for the period eliminating the interference of a tax nature not justified under civil terms.

The following table shows the performance for the year:

thousands of euro	12.31.2001	% on revenue	12.31.2000	% on revenue	Changes	% 01/00
Revenues	397,255	100.0	**302,795**	**100.0**	**94,460**	**31.2**
Revenue from sales	388,107	97.7	264,545	87.4	123,562	46.7
Equalization Fund contribution	9,148	2.3	38,250	12.6	(29,102)	(76.1)
Value added	123,781	31.2	**111,136**	**36.7**	**12,645**	**11.4**
Personnel cost	(60,329)	(15.2)	(68,600)	(22.7)	8,271	(12.1)
Gross operating income EBITDA	63,452	16.0	**42,536**	**14.0**	**20,916**	**49.2**
Depreciation and amortisation	(29,406)	(7.4)	(32,337)	(10.7)	2,931	(9.1)
Provisions	(3,276)	(0.8)	(2,622)	(0.9)	(654)	24.9
Operating income - EBIT	30,770	7.7	**7,577**	**2.5**	**23,193**	**306.1**
Financial income and expenses	17,681	4.5	18,426	6.1	(745)	(4.0)
Income before extraordinary items	48,451	12.2	**26,003**	**8.6**	**22,448**	**86.3**
Extraordinary income (expenses)	1,627	0.4	17,382	5.7	(15,755)	(90.6)
Income before taxes	50,078	12.6	**43,385**	**14.3**	**6,693**	**15.4**
Taxes	(14,610)	(3.7)	(13,702)	(4.5)	(908)	6.6
Net income	**35,468**	**8.9**	**29,683**	**9.8**	**5,785**	**19.5**

_Balance Sheet

Net invested capital as of December 31, 2001 amounts to € 2,005.2 million, an increase of € 16.3 million compared to December 31, 2000 (+0,8%).

Net investments in tangible and intangible assets were € 12 million. Long-term equity investments show a net increase of € 19.9 million. Working capital increased by € 15.3 million.

On the sources of funds side, shareholders' equity was down € 38.9 million resulting from the difference between the income for the period of € 35.5 million and the dividends distributed by AEM S.p.A. during the year.

The following table compares shareholders' equity as of December 31, 2001 and year end 2000:

thousands of euro	12.31.2001	%	12.31.2000	%	Changes	% 01/00
Invested capital						
Net non-current assets	1,985,527	99.0	1,984,538	99.8	989	0.0
Working capital	19,702	1.0	4,409	0.2	15,293	347
Total invested capital	**2,005,229**	**100.0**	**1,988,947**	**100.0**	**16,282**	**0.8**
Sources of funding						
Shareholders' equity	(1,904,594)	95.0	(1,943,495)	97.7	38,901	(2.0)
Total financial position after the following period	(9,252)	0.5	(2,845)	0.1	(6,407)	225
Total financial position within the following period	(91,383)	4.6	(42,607)	2.1	(48,776)	114
Total net financial position	**(100,635)**	**5.0**	**(45,452)**	**2.3**	**(55,183)**	**121**
Total sources	**(2,005,229)**	**100.0**	**(1,988,947)**	**100.0**	**(16,282)**	**0.8**

thousands of euro	12.31.2001	12.31.2000
CASH FLOW FROM OPERATING ACTIVITIES		
Net income	35,468	29,683
Depreciation and amortisation	29,406	32,337
Changes in assets and liabilities	(13,723)	24,835
Total	**51,151**	**86,855**
CASH FLOW USED IN INVESTING ACTIVITIES		
Net capital expenditures in tangible, intangible and financial assets	(31,965)	(187,491)
FREE CASH FLOW	**19,186**	**(100,636)**
CASH FLOW FROM FINANCING ACTIVITIES		
Change in shareholders' equity	3	–
Increase in bank debt	30,987	–
Decrease in financial receivables	8,032	(8,812)
Decrease in current account debt to subsidiaries	(39,515)	(15,642)
Increase in debt to other financial institutions	–	1,047
Decrease in current account debt due to the Municipality of Milan	(14,706)	(35,926)
Net income distributed	(74,372)	(106,909)
Total	**(89,571)**	**(166,242)**
NET CHANGE IN CASH AND CASH EQUIVALENTS	**(70,385)**	**(266,878)**
CASH AND CASH EQUIVALENTS, BEGINNING OF THE PERIOD	**87,295**	**354,173**
CASH AND CASH EQUIVALENTS, END OF THE PERIOD	**16,910**	**87,295**
NET FINANCIAL POSITION		
Net cash and cash equivalents	16,910	87,295
Financial receivables	1,244	9,276
Owed to current account with the Municipality of Milan	(60,173)	(74,879)
Bank debt	(30,987)	–
Debt to other financial institutions	(5,331)	(5,331)
Owed to current account with subsidiaries	(22,298)	(61,813)
Total	**(100,635)**	**(45,452)**

The statement of cash flow shows that the year's operating activities generated a cash flow of € 51.1 million (€ 86.8 million in 2000), while investing activities used € 31.9 million.

The group's financing activities during the year used € 89.6 million arising from the distribution of the 2000 dividend for € 74.4 million and the € 14.7 million decrease owed to the current account of AEM S.p.A. with the Municipality of Milan, as well as the decrease in amounts owed in the current account to subsidiaries.

Net change in cash and equivalent decreased through the year by € 70.4 million to € 16.9 million as of December 31, 2000 (€ 87.3 million as of December 31, 2000).

The company's net financial position deteriorated by € 55.2 million, giving a negative balance of € 100.6 million.

The following table provides a condensed breakdown of AEM's net financial indebtedness for the specified years:

thousands of euro	12.31.2001	12.31.2000
Medium/long-term financial assets	1,244	2,486
Medium/long-term financial liabilities	(10,496)	(5,331)
Medium/long-term financial indebtedness	(9,252)	**(2,845)**
Short-term financial indebtedness	(190,616)	(161,625)
Short-term financing activities	99,233	119,018
Short-term net financial indebtedness	(91,383)	**(42,607)**
Total indebtedness/net financial position	**(100,635)**	**(45,452)**



_Italian energy market

During 2001, 84.2% of electricity demands were covered by domestic production, with the remainder as imports. The mix of domestic production comes 19.7% from hydroelectric sources, 78.4% from thermoelectric plants and 1.97% from geothermal and wind power sources. When compared with electricity generation in 2000, it can be seen that hydroelectric production grew (+8.2%), with falls from both thermoelectric production (-0.6%) and geothermal sources (-4.2%), and a growth in wind-powered generation (+45.2%), although this last only supplies 0.3% of domestic production.

_Regulations and tariffs

From January 1, 2001 Resolution 238/00 came into force whereby the Italian Authority for Electricity and Gas reduced the tariff component for covering fixed production costs for electricity sold on the tied market by 20%.

This provision by the Authority was revoked by the Regional Administrative Council for Lombardy with a sentence on July 31, 2001. Until such time as a sentence is delivered regarding the appeal presented by the Authority to the Council of State, the sale tariffs and prices of electricity produced have not changed.

The Authority has also provided, by Resolution 230/00 taking effect as of January 1, 2001, for the abolition of contributions to the production of electric power paid by the Equalisation Fund - Electricity Sector, incorporating the component covering variable production costs in the tariff itself.

The price structure therefore remains that already defined by the Authority through Resolution 205/99 which includes a component for covering fixed production costs, differentiated by time bracket, and a component to cover variable costs, not differentiated by time bracket, equalling the unitary cost permitted for electricity produced by thermoelectric plants.

Following the abolition of the heat charge account with the Equalisation Fund – Electricity Sector, the Authority has established the method for calculating the extra price for access and usage of the national grid for electricity generated by hydroelectric and geothermal plants in 2000 and for the years 2001 to 2006.

This extra price, which is only applied to producing/distributing companies at the date of issuance of the Bersani decree (March 16, 1999) is a portion, decreasing over the years, of the difference between the wholesale price of electric power and the costs acknowledged by the Authority to cover the fixed costs of such plants.

AEM S.p.A., together with other hydroelectric power producers, has taken steps to contest these provisions, maintaining that they are seriously damaging to competition since they are only applied to producer/distributor companies and in contrast with the basic principles of the tariff regulations defined by law 481/95. The Regional Administrative Court rejected the request for repeal for formal reasons. AEM is waiting to hear the sentence passed by the Council of State with which it has lodged an appeal.

With Resolution 114/01, the Italian Authority for Electricity and Gas has also defined the method for calculating and updating some of the parameters used for determining the "stranded costs".

Stranded costs are the production costs relating to commitments taken with electricity companies prior to deregulation, which cannot be recovered due to the opening of the market and which negatively affect companies' profitability. Their recovery is governed by the decree of January 26, 2000 issued by the Ministry for Industry together with the Treasury.

In July 2001, the Authority checked, for those subjects applying for the authorization necessary for constructing electricity generating plants from renewable or similar sources,

compliance with the obligations of paragraph 2, Article 15 of Legislative Decree 79/99 (the "Bersani" decree). With Resolution 151/01, the Authority informed the governmental corporation *Gestore della Rete di Trasmissione Nazionale S.p.A.*, ENEL S.p.A. and the Equalisation Fund - Electricity Sector, about this provision.
In August there was distributed the plan of measures regarding the "conditions for acknowledging combined production of electricity and heat as cogeneration".

_Period highlights

The start-up of Group 1 at the Cassano d'Adda thermoelectric plant, which began commercial operations from February 1, 2001, has given the expected results, increasing the gross yield from 37% to over 50%. This strong improvement will make it possible to reduce consumption of fuels and to considerably reduce unitary costs.
On the basis of Resolution 62/01 implementing Resolution 70/97, AEM S.p.A. has obtained from the Equalisation Fund a reimbursement of € 8.5 million regarding the period 1998-2000 as a result of the shutdown of the thermoelectric plant at the Cassano power plant in the second half of 1997.
As of October 1, 2001, AEM S.p.A. has entered into two agreements with AEM Trading S.r.l. for contracting out the thermoelectric and hydroelectric plants.

_Electric power generation

The total gross production of electrical power as of December 31, 2001 was 4,644 million kWh.
The gross production of hydroelectric power was 2,311 million kWh which, over the same period in 2000, had been 1,997 million kWh.
The gross production of thermoelectric power was 2,333 million kWh which was mostly obtained by using methane. In 2000, production was 1,070 million kWh.
In the first three quarters of 2001, AEM S.p.A. sold 2,209.5 million kWh to the subsidiary AEM Elettricità S.p.A., which distributes electricity connected to its network in Milan, 650 million kWh to the subsidiary AEM Energia S.p.A., which sells power on the market of eligible customers, and 442 million kWh as water excess. Over the whole of the 2001 period AEM S.p.A. sold 13.7 million kWh to the affiliate Società Servizi Valdisotto S.p.A., which distributes electrical power to its customers connected to the network of the Municipality of Valdisotto and transferred 26.4 million kWh to the GRTN produced by hydroelectric plants with flowing water with power capacity up to 3 MW (resolution 82/99 from the Italian Authority for Electricity and Gas).

_Electric power generation
(million kWh)



3,086
1,877
1,209
3,142
1,758
1,384
3,169
1,946
1,223
3,067
1,597
1,070
4,644
2,333
2,311
_97
_98
_99
_00
_01
Thermoelectric
Hydroelectric
Total electric power

Gross production in the last quarter of 2001, carried out on behalf of AEM Trading S.r.l. in application of the aforementioned contracts, was generated by hydroelectric plants for 461 million kWh and by thermoelectric plants for 718 million kWh.

_Earnings

Revenues produced in 2001 were € 282 million of which € 232 million from the electric power generated in the first nine months of the period, and € 30 million from rentals of production plants to AEM Trading S.r.l.

The following table presents the financial highlights of AEM S.p.A. - Generating Division as of December 31, 2001.

AEM S.p.A. Produzione - millions of euro	12.31.2001	12.31.2000
Revenues	282	188
Value added	118	83
Gross operating income	101	67
Operating income	80	46

_Plants and investment

Investments made by AEM S.p.A. Generating Division amount to € 46 million, of which € 33 million refers to hydroelectric power plants, particularly for the continuation of the excavation work for the main tunnel in the New Viola Canal, the building work and the valves chamber for the Premadio power plant, and the work to create Group 4 of the Grosio power plant. Regarding the thermoelectric power plants, work totalling € 13 million was done on the Cassano d'Adda power plant, particularly concerning the completion of repowering Group 1, the continuation of work for repowering Group 2 and the installation of the fire prevention system in the oil storage area.

_Regulations and tariffs

The Italian Authority for Electricity and Gas, with resolution 39/01, has changed and approved the technical regulations for connecting to the network, in accordance with the provisions of paragraph 6, Article 3 of Legislative Decree 79/99 ("Bersani" decree).

However, Resolution 59/01 has postponed the date of presenting the technical regulations for measuring electric power by the GRTN; the investigation started by the Authority in August 2000 on the action necessary for the adjustment and renewal of the measuring complexes, has still not been completed.

In accordance with paragraph 8, Article 3 of Legislative Decree 79/99, on January 19, 2001 the Ministry for Industry, Commerce and Manufacturing approved the decree of December 22, 2000 which allows the GRTN to enter agreements with the individual companies owning networks in order to govern the maintenance and development work on these and on the devices interconnecting with other networks. The agreement with AEM Trasmissione S.p.A. has not yet been issued.

With Resolution 304/01, the Authority approved the values of the parameters for calculating the fixed portion of the annual fee which the GRTN pays to owners of plants forming part of the national grid to cover operating and maintenance costs, amortisation and depreciation, and the returns on capital invested. These values are updated by the Authority at the beginning of each regulatory period.

_Earnings

AEM Trasmissione S.p.A., a company set up in order to comply with Article 3 of decree 79/1999, has performed maintenance and development of networks which, in the absence of an agreement with the GRTN, have been carried out according to the scheduled maintenance plans already in place prior to the company's establishment.

During 2001, revenues were € 10.9 million, mostly made up of fees paid by the GRTN for using the high voltage lines owned by the company for the service of transporting electric power, destined for both the regulated and free markets.

The following table presents the financial highlights of AEM Trasmissione S.p.A. as of December 31, 2001.

AEM Trasmissione S.p.A. - millions of euro	12.31.2001	12.31.2000
Revenues	10.9	8.1
Value added	6.6	6.7
Gross operating income	5.5	5.5
Operating income	2.2	2.3

_Italian energy market

During 2001, electric power demand exceeded 305 billion kWh, an increase of 2.3% year on year.
This growth was mostly concentrated in the months of January (+5.7% on an annual basis), July (+4.5%) and August (+3.4%). In the other months, more limited growth was recorded or, in some cases, a reduction in demand.

_Regulations and tariffs

The structure of the end-user tariff has changed significantly following the implementation of Resolution 238/00. By this provision, the Authority has taken steps, following the abolition of the heat charge with the Equalisation Fund - Electricity Sector, to include in the PG component of the final tariff, also the charges for covering the variable thermoelectric production costs (at the same time abolishing part B of the tariff which the Account increased).
In addition, in 2001 the gradual component GR, introduced in 2000 for all usage types other than residential use in order to ensure the gradual transition to the new tariff system, reduced 50% compared to a year earlier.
Through Resolution 136/01, the Authority also established the criteria for converting the electricity and gas tariffs to Euro and how they are to be presented in bills. Companies had the option of following the indications given in this resolution, and to bill consumption in Euro as of July 1, 2001. This, however, became obligatory from January 1, 2002.
In February, the Authority circulated the briefing note which describes the criteria for calculating the equalization systems of distribution costs. This document, which follows that issued in June 2000, is complementary to the provision for reform of electricity supply tariffs to end-users which took effect from January 1, 2000. The equalization systems of electricity distribution costs are necessary to maintain a single nationwide tariff despite their being a range of distributors operating in areas differing in number of users, mountainous and flat areas and the levels of cost of the service.
On May 3, 2001, the Ministry for Industry, Commerce and Manufacturing approved the decree which defines the role and the main duties of the *Acquirente Unico* (Sole Buyer).
Acquirente Unico is the company set up by the government corporation GRTN in accordance with paragraph 1, Article 4 of Legislative Decree 79/99 ("Bersani" decree) whose main objective is the purchase of electricity at the lowest price on the electricity market in order to supply companies operating in distribution and sale to tied customers.
The Authority, with Resolution 178/01 of August 1, 2001, completed the system of rules regarding the technical quality of the distribution service, defining a further index for assessing the veracity of figures provided by the companies. Thereafter, with Resolution 183/01, the Authority postponed the determination of recoveries of continuity and approval of requests for acknowledgement of costs sustained in 2000 to November 30, 2001. This date was further postponed to February 28, 2002 through Resolution 294/01 of November 29, 2001.

_Period highlights

On March 31, 2001 there was concluded the arbitration procedure, as required by paragraph 4, Article 9 of the Bersani decree, for the transfer of ENEL S.p.A.'s business branches dedicated to distribution of electric power in the Municipalities of Milan and Rozzano to AEM Elettricità S.p.A., at a value calculated by the Board of Arbitration in € 423 million.
The company ENEL Distribuzione S.p.A., together with ENEL S.p.A., summonsed AEM S.p.A. and AEM Elettricità S.p.A. to Court on May 24, 2001 to contest the results of the Board of Arbitration. AEM has requested that ENEL's application be rejected and, in turn, has lodged a counterclaim asking to check that the transfer takes place at the price determined by the

Board of Arbitration. AEM has also requested compensation from ENEL for damages incurred and being incurred for each day the business branch is inoperative.

On May 2, 2001, the Ministry for Industry, Commerce and Manufacturing entered an agreement with AEM Elettricità S.p.A. which governs the concession of electricity distribution in the Municipalities of Milan and Rozzano. The next day, May 3, 2001, the concession was granted by the Ministry for Industry, Commerce and Manufacturing to AEM Elettricità S.p.A. as the sole distributor, expiring on December 31, 2030, in accordance with paragraph 1, Article 9 of Legislative Decree 79/99 ("Bersani" decree). On November 6, 2001, ENEL S.p.A. and ENEL Distribuzione S.p.A. appealed with the Regional Administrative Council for Lombardy against this granting of the concession to AEM Elettricità S.p.A. At the date of approving these financial statements, the date for a hearing has still not been set by the Regional Administrative Council for Lombardy and no precautionary judgement with immediate effect has been requested, nor has there been presented an "act of withdrawal", an application which normally, in civil law, is requested for setting the date of the hearing for settling the matter of the appeal.

The Authority has updated the parameters of the tariff, with application starting from January 1, 2002. In particular, through Resolution 318/01, the new wholesale price of electricity sold to the regulated market has been defined.

_Sales

During 2001, the quantity of electricity sold to tied customers was 2,887.6 GWh (inclusive of inter-group sales), a reduction since 2000 of 141.9 GWh (-4.7%) due to some of the major customers having removed to the open market. The volumes of power delivered have considerably grown, reaching 594.4 GWh, an increase of 218.4 GWh compared to the previous period. Total electricity distributed to users connected to the AEM Elettricità S.p.A. network was 3,482 GWh showing a total increase of 2.2%.

As regards demand in the various segments, other than inter-group sales, there can be seen a growth in residential use (+16,5 GWh) and in the segment "other low voltage uses" (+44.4 GWh), while sales fell in the segments "other uses in medium voltage" (about -162.2 GWh) and "other uses in high voltage" (-44.1 GWh) which include almost all the customers which left to go to the free market.

The power supplied to companies in the AEM Group, including all the "inter-company" supplies, amount to 15.2 GWh.

In total, at December 31, 2001, there were around 439,700 customers, an increase of around 3,100 customers since the previous period. They are mostly concentrated in the residential sector and other low-voltage users.

_Earnings

In 2001, revenues totalled € 310.2 million.

Revenues from sales of electricity on the regulated market, inclusive of revenues from inter-company transfers, total around € 289.2 million, an increase of 70.5% since the previous period.

This increase is mainly due to direct income of the distributor of the component covering variable production costs.

Revenues deriving from delivering services amount to € 6.6 million. The increase from a year earlier is due to some of the major customers having moved to the free market.

The following table presents the financial highlights of AEM Elettricità S.p.A. as of December 31, 2001.

AEM Elettricità S.p.A. - millions of euro	12.31.2001	12.31.2000
Revenues	310.2	186.2
Value added	75.1	67.5
Gross operating income	60.9	52.8
Operating income	10.6	16.9

_Plants and investments

Investments made during 2001 amount to € 15,9 million and refer to maintenance operations at € 9 million (renovation of internal plants, cabins and laying of medium and high voltage cables) and to development at € 5.9 million (connections to new buildings). Additionally, other operations involved expenditures of € 1 million for improvements to processes and compliance with legal obligations.

_Regulations and tariffs

Resolution 66/01 from the Authority has redefined the methods for recognizing and checking the position of "eligible customer". Aiming at making the administrative procedures leaner, the obligation to annually inform the Authority about quantities of electric power put in and withdrawn from the network has been transferred from eligible customers to operators of the distribution networks to which they are connected.

The Authority has established, through Resolution 101/01, as an advance payment for 2001, the fee which wholesalers of electric power must pay to cover costs incurred by the GRTN for international delivering of electricity, destined for both free and regulated markets.

_Period highlights

The progressive deregulation of gas and electricity markets has redefined the strategy and organization of the company within the AEM Group. Thus, AEM Energia S.p.A. will assume responsibility for sales of all energy products of the Group and of multi-utility services.

To complete the reform of transmission and measuring services and electricity sales, the Authority circulated at the end of the year an attachment to Resolution 317/01 (published in February 2002) on the subject of dispatching electric power. This provision defines the methods and terms for providing the electric power balancing service, including the fees to pay for this service with the coverage of reserve costs.

The new regulation also changes the concept of reconciliation, defining the rules for the exchange of electric power by compensation of the differences between power input from generators and that withdrawn by consumers, within the framework of the same exchange contract drawn up with the GRTN.

This regulation is temporary since it will be superseded by the start up of dispatching in economic terms together with the start up of the Electricity exchange.

Lastly, starting from January 1, 2002, the new thresholds of eligibility will be applied: customers whose annual consumption is 9 GWh or higher in 2001 can have access to the free market. Also end-users whose consumption of electricity in the previous year exceeded 1 GWh at each measuring point considered and over 40 GWh as the total of the measuring points have the right to be considered "eligible" customers.

_Sales

During 2001, AEM Energia S.p.A. entered supply contracts with both eligible customers and with consortia of small to medium size companies, selling 2,125 million kWh of power (1,102 million kWh in 2000), as well as reconciliation power of 9.2 million kWh.

Power purchased totalled 2,234 million kWh, mostly coming from the parent company AEM S.p.A., the associate AEM Trading S.r.l. and from bidding from auctions of power from renewable sources ("CIP 6") and from the assigning of imported power defined pro quota by the Authority for Electricity and Gas, as well as from hydroelectric plants.

_Earnings

In 2001, AEM Energia S.p.A. achieved revenues totalling € 157.1 million, while costs for purchasing power totalled € 107.7 million. There were also costs incurred of € 40.2 million in charges for delivering, dispatching and further import charges.

The following table presents the financial highlights of AEM Energia S.p.A. as of December 31, 2001.

AEM Energia S.p.A. - millions of euro	12.31.2001	12.31.2000
Revenues	157.1	65.6
Value added	5.8	1.3
Gross operating income	2.9	0.4
Operating income	2.4	0.3



_Italian gas market

In 2001, 70 billion cubic metres of natural gas were consumed, a growth of 0.6% from the same period a year earlier. November and December were the peak months for consumption, turning round the trend recorded in the first ten months of the year. The increase in consumption mostly involved residential/commercial use, while industrial users had a lower consumption.

_Regulations and tariffs

At the end of December 2000, the Authority issued the Resolution for the reform of the tariff system for the activities of distribution and sale to tied customers (Resolution 237/00), thereby concluding a consultation process in progress for months. The reform presented supersedes the previous method of calculating tariffs, in force since 1975, and sets forth that the tariffs are to be calculated by distributors in compliance with the limitations on revenues established by the Authority. Distributors will be compelled to propose a base rate, one only to be applied to the whole system (the entirety of interconnected networks), subject to regulations and on the basis of which there will be checked the compliance with the limitations on revenues.

Distributors will also be able to propose personalised tariffs, not subject to limitations on revenues, and differentiated on the basis of characteristics of the extraction. The new method proposed intends bringing back all the tariffs to the standard costs of the service, linking them to the costs of the most efficient operators, and to lay down parameters for ensuring a return on capital invested in line with the average return found in other European companies in the industry. The tariff method also envisages the application of a price cap in order to encourage operators to look for improvements in terms of efficiency.

The provision requires that, from July 2001, the former tariffs differentiated by type of use are replaced by tariffs in different brackets according to consumption. In the first half of the year, in order to permit the application of the new reform as of 'heating' year 2001-2002, a transitional period has been envisaged through the application of similar tariffs to previous ones, increased or decreased by a percentage established on the basis of criteria set down by the Authority. These percentages are differentiated by tariff level and, for AEM Gas S.p.A., mean both increases (+10% for the areas of Cassano d'Adda and Buccinasco and +2% for Milan) and decreases (-10% for the area of Segrate).

Following the publication of Resolution 237/00, AEM Gas S.p.A., together with other distributing companies and trade associations, have petitioned the Regional Administrative Court for Lombardy to revoke the provision, disputing with the Authority the application of the parametric method for calculating the capital invested by the companies regulated. With its sentence of June 29, 2001, the Regional Administrative Court accepted the petition of Gas-It and partly revoked Resolution 237/00. While awaiting the judgement of the Council of State to which the Authority made appeal against the Regional Administrative Court's sentence, the application of the new tariff regime, due to have started in July, has been suspended, keeping the system used in the first half year.

In November, the Council of State rejected the urgent petition, adjourning any decision until March 2002.

With Resolution 184/01, in order to encourage competition, the Authority for Electricity and Gas has regulated the methods for terminating contracts for volumes in excess of 200,000 cubic metres per year. According to this provision, sellers and distributors of gas shall permit their customers, unless otherwise agreed, to withdraw from the contracts with prior notice no greater than six months for multiyear contracts, and no longer than three months for annual contracts.

In terms of safety and continuity of the service, the Authority has introduced Resolution 236/00 bringing in regulations for safety and continuity of the service of gas distribution through the definition of appropriate indicators (which will be checked annually by the Authority to ensure compliance), and of other service obligations.

Specifically, paragraph 1 of Article 27, subsequently amended with Resolution 5/01, compels distributors, on receiving emergency calls signalling gas leaks in systems below the delivery point (the meter), to send its own staff, giving the option to suspend or deny supply if the safety of the general public is at risk, up until the moment the customer has taken steps to eliminate the leak on the systems belonging to him.

Following the lodging of numerous petitions, the Regional Administrative Court of Lombardy has revoked the provision in the aforementioned Article 27 since the obligation contained in it does not fall within the realm, according to the judges, of the duties of distributors as provided by current laws.

The Council of State has annulled the Regional Administrative Court's sentence. Such annulment means that the obligation of gas distributors to provide emergency services on systems below the meter point (point of delivery to the end-user) has been restored, according to the methods required by paragraph 1, Article 27 of Resolution 236/00 as amended by Resolution 5/01.

The Council of State has issued the sentence which confirms Resolution 193/99 from the Authority for Electricity and Gas, previously annulled by the sentence from the Regional Administrative Court for Lombardy. This sentence re-introduced the reduction of the end-user tariff by € 0.01224 per cubic metre in relation to the cost of the raw material.

_Period highlights

In line with the purposes of market liberalization, as defined by Legislative Decree 164/00, AEM Gas S.p.A. has entered into four contracts for transporting natural gas through its own distribution network.

AEM Gas S.p.A. acquired during 2001 the concession for the distribution of methane gas in the Municipality of Rosate containing some 2,100 users. The management of the service began on July 1, 2001.

During the last quarter, the supply of the raw materials necessary for natural gas sales, the service of heat management and feeding cogeneration and district heating plants of AEM Gas S.p.A., was carried out by AEM Trading S.p.A. The supply contract began on October 1, 2001 and will last for ten years. At the same time as this contract was drawn up, the conditions for terminating existing contracts and agreements with Snam S.p.A. were defined.

During the period, the plan for restructuring the borrowing of AEM Gas S.p.A. continued in order to optimise the structure and reduce the servicing charges of loans taken out in the past at more expensive market conditions compared to the average interest rates currently available. Regarding this, an agreement was reached for the early termination of a loan taken out on May 30, 1994 with due date on December 5, 2010, leading to a saving in payable future interest, despite the exceptional charge, of around € 4 million.

On December 19, 2001, the Deed of partial separation was lodged with the Companies' Registry of Milan by the transfer of the company branch largely made up of receivables and payables associated to the contract relationship of gas selling, as well as a portion of the goodwill calculated when the company was constituted, in AEM Energia S.p.A.'s favour. The split operation meets, on one side, a precise legislative obligation (Legislative Decree 164/00 implementing EC directive 98/30) and, on the other, reasons of an operational and strategic nature within the AEM Group. The civil and fiscal effects of this split will take effect as of January 1, 2002.

On May 17, 2002 the deed of merger was deposited at the Companies' Registry of Milan to incorporate Triveneta Gas S.p.A. in Serenissima Gas S.p.A. taking retroactive effect as of January 1, 2001.

_Distribution and sales

In 2001, revenues from the sale of gas on the market amounted to € 427.7 million, of which € 21.6 million relating to Serenissima Gas S.p.A., an increase of € 77.7 million (+22.2%) compared to the previous period.

This growth is due to both the increase in the average price and to the greater quantities sold.

The increase in the average sale price is mainly the result of changes in the price of fuels on the international markets, to which the cost of the "raw material", natural gas, is linked. With Resolution 134/01, the Authority has established a new method for indexing the raw material component incorporated in the sale tariff to the final user, linking it a benchmark basket which registers the international price trend of petrol products. The amendment consists mainly of no longer acknowledging the unaccounted corrective coefficient of gas.

The component relating to tax remained unchanged until October 31, 2001. From November 1, 2001, the rates established by the D.C.P.M. on January 15, 1999 came into force once again, leading to an average increase of about € 0.01549 per cubic metre for residential uses. The Regional Supplementary tax on methane gas was abolished as of January 1, 2002.

Sales of gas by AEM Gas S.p.A. and Serenissima Gas S.p.A., as of December 31, 2001, including inter-sectorial sales and sales to Group companies were 1,169 million cubic metres, an increase of 100.4 million cubic metres (+9.4%) compared to the 2000 period.

The increase for AEM Gas S.p.A. was as a result of the high number of new customers, as well as the low temperatures recorded in December which offset the reduction in consumption during October and January, and by the acquisition of the networks at Buccinasco and Rosate.

The number of users as of December 31, 2001 was 859,000, of which 29,500 belong to the network of Serenissima Gas S.p.A.

_Earnings

The following table presents the financial highlights of the companies operating in the gas and heat distribution sector at December 31, 2001:

Companies in the sector - millions of euro	12.31.2001	12.31.2000
Revenues	467.2	381.4
Value added	134.3	118.1
Gross operating income	112.3	94.8
Operating income	21.6	16.6

_Plants and investment

The investments in the gas sector totalled € 34.1 million of which € 12.7 million for converting centralized heating systems for operating by gas. The remaining investments are split between maintenance and safety operations of € 11.6 million (renovation of the below and above surface network) and development and expansion for € 9.8 million (connecting customers).

_Distribution and sales

Thermal sales were 269.4 million kWht as of December 31, 2001 showing an increase of 40 million kWht from the same period a year earlier.

There was also sold 24 million kWh of electric power generated by the Tecnocity cogeneration plant.

The increase in sales is largely due to the acquisition of new users in the Tecnocity and Sesto San Giovanni areas and, to a lesser extent, by the positive trend of the heating season.

Overall, there were around 627 buildings connected to the heat network at December 31, 2001, an increase of 27 buildings from the same period a year earlier.

The sale prices for district heating kept pace with the variations in both the tariff component and the tax component of the price of methane gas.

_Earnings

Revenues from the sale of thermal energy as of December 31, 2001 were € 20.1 million, an increase of € 4.6 million (+29.9%) compared to the previous period.

Revenues from the sale of electric power from cogeneration were € 1.7 million, showing an increase of € 0.9 million (+90.6%) compared to the previous period.

_Plants and investment

Investments in the heat sector amounted to € 16.5 million and refer to the cogeneration plant in the Famagosta area, to the construction of the heat exchanger in the Figino area, and the completion of the heating/air conditioning plant at Bocconi University.



The company are developing a large coverage of high capacity network fibres in order to permit physical connections of single buildings by means of short dedicated stretches of optic fibre, minimising the access costs. Metroweb S.p.A. is able to offer its customers the possibility of leasing end-to-end physical fibre-optic connections for exclusive use the of the entire leased network segment, and interconnection with users (drop connections).
During 2001, Metroweb S.p.A. continued the technical and marketing operations for the development of projects related to the optic fibre network.
In pursuit of the cabling programme for the main towns around Milan, Metroweb S.p.A. has entered an important agreement with the Municipality of San Donato, which is added to those already signed in the first half of the year with the Municipalities of Sesto San Giovanni, Bresso, Buccinasco, Rho, Basiglio and Peschiera Borromeo.
By December 31, 2001, the broad band network extended over 2,150 km, while the number of buildings that can be connected by optic fibre reached 39,862, meaning some 361,000 apartments and offices.
The affiliate Fastweb S.p.A. has continued during 2001 the marketing activity to corporate and residential customers, not only offering telephone services, but also advanced services like high-speed Internet access, high quality videophone, video on demand and fast data transmission.
The telecommunication services of AEM S.p.A. and its subsidiaries are handled by Fastweb S.p.A.

_Earnings

Revenues from telecommunications operations in 2001 totalled € 54,8 million.

The following table presents the financial highlights of Metroweb S.p.A. as of December 31, 2001.

METROWEB S.p.A. - millions of euro	12.31.2001	12.31.2000
Revenues	54.8	17.2
Value added	17.4	2.2
Gross operating income	16.8	1.8
Operating income	10.6	(0.7)

_Plants and investment

In 2001 investments of about € 86.4 million were made, which mainly concerned the work for laying the optic fibre network in the Milan metropolitan area and in some of the surrounding provinces.



The parent company AEM S.p.A. provides its subsidiaries and almost all the affiliates with administrative, financial, legal, logistical, strategic and technical services, to optimise available resources within the company and put know-how to the best business use.

These services are provided under special service delivery contracts which are entered into annually.

The parent company AEM S.p.A. also makes space for offices and operations available at its own facilities to the Group's companies at market terms, along with services relating to the use of such space.

_Plants and investments

In March 2001, a lease-back agreement was signed on the building in Corso di Porta Vittoria 4, acquired in December the year before from the Municipality of Milan. The value of the building is € 53.5 million, net of the capital gain resulting from the transaction, and posted in the consolidated financial statements according to the finance method, as required by accounting principles.

Investments by AEM S.p.A. Corporate Division amount to € 9.1 million and refer most of all to work on the IT systems for € 3.5 million, while the remaining part was for work carried out on company buildings and the purchase of equipment, furniture and fittings.

_Period highlights

The work of management and creation of the lighting and traffic signal systems for the Municipalities of Milan, Rozzano, Barlassina, Pieve Emanuele, San Giuliano Milanese, Vimodrone, Cassano D'Adda and Gazoldo degli Ippoliti (near Mantua) continued in 2001.

The contracts for managing the public lighting system for the Municipality of San Donato Milanese were awarded to the company.

There continued the work as scheduled in the Urban Lighting Plan 2000 which, at the end of 2001, had been 90% completed with excavations of 83 km and the activating of 6,346 light points. The preliminary design work has been completed for the 2001 Urban Lighting Plan.

In the framework of the new business area of the Division, there has been completed the work pertaining to the first stage of the CCTV surveillance and monitoring of the area around the Central Station and Basiliche Park in Milan. The second stage of works will be completed by end June 2002.

Work is in progress for the second stage of the CCTV surveillance project which involves Parco Sempione and Parco delle Cave. This work is due to be completed by autumn 2002.

In December, the work for bringing the Patroclo underpass up to standard was concluded.

The first stage of the monitoring project of the plants and the wells of the water system in Milan has been concluded.

AEM S.p.A., in a Temporary Association of Companies, has also been awarded the contract for creating a CCTV surveillance system proposed by the Municipality of Varese.

As regards traffic signals, there continued the renovation work to bring them up to the standards of the new highway code and to centralize the traffic signal system, which will involve 300 signals in the two years 2001-2002.

As of December 31, 2001, 60 new signals were activated and another 35 were ready for activation.

_Earnings

As of December 31, 2001, management of public lighting and traffic signal systems generated revenues, inclusive of revenues from services to companies in the group, of € 39.2 million.

This company handles the relationship with customers spread throughout the Group's companies and those of other companies operating in the area of network services and with a wide customer base.

_Period highlights

During 2001, the remote meter-reading service began of multi-hour customers connected to the electricity distribution network.

From September, the company has been directly carrying out the service of monthly meter-reading, which was previously an outsourced activity.

The contracts made with new customers for the billing service also became operational.

_Earnings

The following table presents the financial highlights of AEM Service S.r.l. as of December 31, 2001.

AEM Service S.r.l. - millions of euro	12.31.2001	12.31.2000
Revenues	16.4	4.7
Value added	10.7	3.5
Gross operating income	3.3	0.9
Operating income	0.9	0.1

_Investments

In July 2001, the new Contact Centre became operational with the aim of increasing the skills of AEM Service S.r.l. in the area of services to utilities.

Since May 1, 2001 a new company has been operative in the AEM Group: AEM Trading S.r.l., fully held by AEM S.p.A.

AEM Trading S.r.l. has been set up in order to participate in the future Electricity Exchange on behalf of the AEM Group for both sales offers on behalf of producers (such as AEM S.p.A.) and for purchase offers on behalf of wholesale customers (such as AEM Energia S.p.A.). The company has been dedicating resources to training so that it will be ready to operate as soon as the regulated markets start up.

_Regulatory proceedings

On May 9, 2001, the Ministry for Industry, Commerce and Manufacturing approved the regulations for the electricity market, containing technical and economic regulations for operating.

According to the formula adopted, the Electricity Exchange consists of a day-before market, the purpose of which is to transact power sales, a market for adjusting the quantity offered and demanded, a market for resolving congestion on the network, a market for procuring reserve power, and lastly a market for matching offer to demand in real time.

With Resolution 96/01, the Authority has ratified the framework of general rules and regulations to be applied for the correct operation of the Electricity Exchange.

As per the provision of paragraph 3 Article 3 of Legislative Decree 79/99 ("Bersani" decree), the Authority has also established the conditions for dispatching electric power on the national networks, with particular reference to the management of situations of congestion (lack of a network's transporting capacity), to the maintaining of a balance between demand and supply, and to managing reserves.

The national operator *Gestore della Rete di Trasmissione Nazionale* (GRTN) has the task of elaborating the rules for dispatching in compliance with the conditions established by the Authority.

The dispatching activity concerns all the users of the networks and is a key feature in the start up of the Electricity Exchange (Resolution 95/01).

On October 4, 2001, the GRTN circulated an *Instruction Prospectus* for consultation on the Regulations of the electricity market (already approved on May 9, 2001 through the decree from the Ministry of Industry, Commerce and Manufacturing). This Instructions Prospectus contains the detailed regulations which must be adhered to by the operators who decide to use the Exchange system, both for the marketing of electric power produced and in order to cover their own requirements. The GRTN has also issued a document providing the guidelines for dispatching in an economic context which will develop from the application of the regulations of the Electricity Exchange.

The company has signed, as the only representative for the AEM Group and starting as of October 1, 2001, a contract for the purchase of natural gas with the company Plurigas S.p.A. totalling around 608 million cubic metres in the three months October-December 2001.

In this way, AEM Trading S.r.l. offers itself as a supplier of natural gas for both thermoelectric uses in AEM S.p.A.'s plants and for residential and industrial use of AEM Gas S.p.A.'s customers.

As of the same date there were signed two agreements with AEM S.p.A. for contracting out the hydroelectric plants in Valtellina and of the thermoelectric plant in Cassano d'Adda. Specifically, the agreement relating to the thermoelectric plants is a typical "tolling agreement" on the basis of which AEM S.p.A., in return for a monthly fee paid in proportion to the actual availability of the plant, offers AEM Trading S.r.l. the service of transforming the fuel delivered by this company to the generating plant into electric power.

As a result, AEM Trading S.r.l. has signed two contracts to supply electric power with AEM Elettricità S.p.A. (at administered prices defined by the Authority for Electricity and Gas for customers in the tied market) and with AEM Energia S.p.A. to cover the requirements of free customers.

These contracts resulted in sales of 725 GWh to the regulated market and 399 GWh in the free market.

Trading on wholesale electricity markets has also made it possible to enhance the production of the AEM Group through spot sales to bulk-buyers in Italy and abroad. In the third quarter of 2001, 8.8 GWh were sold to bulk-buyers and 12.5 GWh were negotiated.

Earnings

In 2001, AEM Trading S.r.l. achieved revenues of € 176.4 million, while costs for the purchase of energy were € 131 million.

The following table presents the financial highlights of Trading S.r.l. as of December 31, 2001.

AEM Trading S.r.l. - millions of euro	12.31.2001
Revenues	176.4
Value added	6.3
Gross operating income	5.9
Operating income	5.4

_Human Resources

As of December 31, 2001, the AEM Group had a total of 2,601 employees showing a decrease of 4.1% since 2000. The hours of work during working hours remained unchanged from 2000 at 78.7%.

Upper and lower management staff continued to receive institutional training in 2001 that focused on enhancing management skills and expertise, improving communication and developing interpersonal skills. Seminars were also organised for professional staff.

Safety training for hazardous activities continued, structured around targeted initiatives. Technical and specialised training initiatives continued, aimed at retaining and developing business know-how.

To properly utilise human resources and coltivate a corporate culture supporting the changes underway in the sector, the Group launched a series of initiatives focusing on training and the creation of professional development tools. As part of the policy of properly utilising human resources, managerial training seminars were organised to develop skills of assessing performance of their staff.

There was 6,251 days of training involving 3,102 participants.

Staff split by category are as follows:

	12.31.2001	12.31.2000
Managers	41	43
Management staff	135	135
Office workers	1,652	1,700
Plant workers	773	835

The salaries policy put into effect has been aimed at creating an increasing level of coherency between the evaluation of resources and the positions held.

The cost of personnel at Group level for 2001 was € 108,979 thousand (€ 111,701 thousand in 2000), a reduction of € 2,723 thousand (-2.4%).

In July 2001, the main contract for the sector of electricity employee was signed. Staff on the payroll received a one-off gross payment, for the period from January 1, 1999 to June 30, 2001, with a total cost for the company of € 2,512 thousand. The renewal of the minimum wage has led to an average increase of gross salaries of 1.62%.

As of the close of 2001, no Group company had employee stock option plans in place, with the exception of the affiliate Fastweb S.p.A., which authorised a plan for its own employees in 1999.

During 2001 active and retired employees benefited from € 1,089 thousand in tariff discounts on electricity consumption and € 366 thousand in gas supplied in kind.

_Headcount by Group company

AEM S.p.A.	AEM Trasmissione S.p.A.	AEM Energia S.p.A.	AEM Elettricità S.p.A.	AEM Gas S.p.A.	AEM Service S.r.l.	Serenissima Gas S.p.A.	AEM Trading S.r.l.	Metroweb S.p.A.	Zincar S.r.l.	Total
1,247	26	62	366	631	177	26	11	53	2	2,601

_Research and Environmental policy

The AEM Group conducts research and development in the areas of energy to monitor developments in the most promising energy technologies and to originate methods of analysing production processes and optimising operations from the technical and business standpoints. AEM S.p.A. expensed € 173 thousand during the 2001 fiscal year on research and development.

AEM continues to conduct research and development in partnership with prestigious institutions, such as the Polytechnic Institute of Milan and ENEA.

_Research projects

_Milan Bicocca Project

AEM S.p.A. is taking part in the development of a joint research project promoted by the Ministry of the Environment and the Municipality of Milan and coordinated by ENEA together with ATM, Ansaldo Ricerche, State Railways, the Municipality of Hamburg, SOL S.p.A., NUVERA Fuel Cells Europe S.r.l., and BMW Italia.

The project, called "Milan Bicocca Project", aims at dealing with all the problems relating to the production, storage and distribution of hydrogen for the various energy uses (liquid, gas, put in the pipeline). Regarding this, the Milan-Bicocca 1.3 MW fuel-cell facility belonging to AEM S.p.A. will be modified according to integrated and complementary lines. The idea is for the plant to completely recover the carbon dioxide and have minimum environmental impact, aiming at reaching "Zero Carbon Emission".

The hydrogen gas will partly be used on site as the fuel for a mini-fleet of public transport buses operated by ATM, and partly it will be conveyed to the Tecnocity district heating plant and to the Greco-Pirelli railway station. The hydrogen will also be partly liquefied for fuelling vehicles which use liquid hydrogen, or will be loaded on to trucks for transporting to other areas.

Any carbon dioxide and hydrogen in excess will be taken and marketed by the company SOL S.p.A.

_Biomass cogenerators

AEM S.p.A., together with two strongly farming-based municipalities in Lombardy, has developed the designs for two district heating plants which use wood-pulp biomass fuel. The feasibility study of the development project was presented to the Lombardy Regional Council for approval to receive the pertinent State subsidies.

_Design of heat-pump systems

Various pilot projects have been started on power plants using heat pumps to extract heat from groundwater.

The plant at the new university centre "Bocconi 2000" began operating in September.

_Quality, environmental and safety systems

During 2001 the project for progressively complying with the ISO 9001 standards was started, due to be completed in 2003. In October, CSQ confirmed the validity of the certificates for the ISO 9001 standard (1994), the Environmental Management Systems (ISO 14001) and the Health and Safety Management Systems (OHSAS 18001).

The fourth Environmental and Safety Report was published during the year, which presents details of undertakings, objectives and results of the Group regarding the occupational environment and safety.

_Transaction with Related Parties

_Parent company

The Municipality of Milan is the controlling stakeholder in AEM S.p.A. As of December 31, 2001 the Municipality of Milan held an absolute majority of 51% of the authorised capital of AEM S.p.A., with 50.997% held directly and 0.003% held indirectly through Metropolitana Milanese S.p.A. The remaining 49% is spread around the market.

AEM Group companies do business with the Municipality of Milan, supplying it with electricity, gas and heat as well as services in the form of operating the public lighting and traffic signal system.

AEM Group companies also do business with companies in which the Municipality of Milan holds a controlling interest (including SEA S.p.A., MM S.p.A. and SOGEMI S.p.A.) and the municipalised companies in the city's charge (ATM, AMSA), supplying them with electricity, gas and heat at market rates adjusted according to supply conditions, and providing services on demand.

Business dealings between the Municipality of Milan and AEM Elettricità S.p.A. and AEM Gas S.p.A. are governed by service provider agreements approved by the Municipality of Milan and AEM S.p.A. at the time it became a private company. As a result of the break-up, the agreements were transferred to AEM Elettricità S.p.A. and AEM Gas S.p.A. in 1999 which deal with the distribution of electrical power and of gas and heat.

AEM S.p.A. and the City also have financial dealings with one another, making payments into an interest-bearing checking account. The interest rate is equal to the official discount rate minus 0.75 percentage points.

In regard to the relationships between AEM S.p.A. and other companies in which the Municipality of Milan holds a controlling interest, AEM S.p.A. holds a 49% stake in Malpensa Energia S.r.l.; the 51% controlling stake is held by SEA S.p.A.

_Subsidiaries and affiliates

Within the Group, AEM S.p.A. acts as a clearinghouse for all its subsidiaries, with the exception of Metroweb S.p.A.

The companies use checking accounts held jointly by the parent company and subsidiary to do business with one another at market interest rates.

Again during 2001, AEM S.p.A. and the subsidiary companies - except for Serenissima Gas S.p.A. and AEM Trading S.r.l. - have adopted the procedure for group VAT.

The parent company AEM S.p.A. provides its subsidiaries and affiliates with administrative, financial, legal, logistical, strategic and technical services, to optimise available resources within the company and put know-how to the best business use. These services are provided under special service delivery contracts which are entered into annually.

Up until September 30, 2001, AEM S.p.A. sold most of the electricity it generates to group companies in order to be distributed and sold to regulated and free customers.

However, since October 1, 2001, AEM S.p.A. receives a monthly payment from AEM Trading S.r.l. connected to the actual availability of the thermoelectric and hydroelectric plants, offering this company the service of electricity generation.

The parent company AEM also makes space for offices and operations available at its own facilities to its subsidiaries and affiliates on market terms, along with services relating to the use of such space.

AEM S.p.A. and its other subsidiaries have been outsourcing their telecommunications service to the affiliate Fastweb S.p.A. from the beginning of the year.

Regarding relationships with associated entities, AEM S.p.A. holds 0.27% of the authorised capital in e.Biscom S.p.A., the company controlling Fastweb S.p.A. and minority shareholder in Metroweb S.p.A., after the acquisition of 130,000 e.Biscom S.p.A. shares reserved to AEM S.p.A. at the time of listing the company's stocks in the Stock Exchange which took place at the end of March 2000.

At the time of e.Biscom S.p.A.'s listing, AEM S.p.A. and e.Biscom S.p.A. renewed the partnership agreement, initially signed with the start up of the partnership in July 1999 to preserve the stability of the partners' stakes. Under these agreements, the partners in e.Biscom S.p.A. transferred the beneficial interest in shares representing 63.88% of e.Biscom's authorised capital to a newly established company, Anphora S.r.l. The Bylaws of Anphora S.r.l. establish that the extraordinary shareholders' meeting of this company is to pass resolutions only with the favourable vote of such shareholders representing more than 90% of the authorised capital. The Bylaws also provide that, for sale, transfer or, more generally, the stipulation of any deed affecting the beneficial interest in the shares of e.Biscom stock, there is required prior authorisation from shareholders at the meeting of Anphora S.r.l. which, also in this case, must only pass resolutions with the favourable vote of shareholders representing more than 90% of the authorised capital. Lastly, the Bylaws establish that, if there is to be a transfer of a quota of Anphora S.r.l. shares, a pre-emptive purchase right is reserved to the other shareholders.

The relationship between AEM S.p.A. and its affiliated companies, the controlling stakeholder and the associated entities are discussed in the explanatory notes to the individual balance sheet and income statement entries.

Below is shown a summary table of the inter-group economic and equity relationships.

Balance Sheet thousands of euro	Subsidiaries	Affiliates	Parent companies	Total
ASSETS				
B) FIXED ASSETS				
III - Financial assets	–	1,166	–	1,166
C) CURRENT ASSETS				
II - Receivables	157,915	1,297	56,807	216,019
LIABILITIES				
D) PAYABLES	109,615	5,040	66,630	181,285

Income Statement thousands of euro	Subsidiaries	Affiliates	Parent companies	Total
A) REVENUES				
1) Revenues from sales and services	252,043	1,951	32,972	286,966
5) Rents	33,454	1,462	–	34,916
B) OPERATING EXPENSES				
6) Raw materials and fuel	–	–	–	–
7) Services	5,015	3,897	–	8,912
8) Lease and rental expense	259	–	–	259
C) FINANCIAL INCOME AND EXPENSES				
15) Income from equity investments	14,369	9	–	14,378
16) Other financial income	1,156	117	–	1,273
17) Interest and other financial expenses	4,688	–	2,936	7,624

_Foreword

This Report describes the Corporate Governance model adopted by the AEM Group, following the format contained in the "Guidelines for Preparing the Report on the subject of Corporate Governance" issued by Borsa Italiana S.p.A. on February 28, 2002.
On March 22, 2001, the Board of Directors of the parent company AEM S.p.A. resolved to comply with the principles recommended by the Code of Conduct of Listed Companies.

_Composition and role of the Board of Directors

The current Board of Directors for the parent company AEM S.p.A. consists of 8 components: the Chairman Giuliano Zuccoli, the Deputy Chairman Luigi Carlo Spadacini and the non-executive directors Marco Manzoli, Paolo Oberti, Carlo Ortolani, Luigi Prosperetti, Angelo Provasoli and Aldo Scarselli. The Board's mandate continues until the meeting for approving the 2001 financial statements.

Seven non-executive directors, including the Deputy Chairman, are independent in that (i) they do not deal in important economic matters to an extent that affects their impartial judgement with the company, its subsidiaries, with the executive directors, with shareholders or shareholder blocks controlling the company and, (ii) they do not own, either directly or indirectly, shares in a quantity that permits them to have a controlling position over the company, nor do they take part in partnership agreements for the control of the company.

The Board of Directors has a central role in the company's organisation. A Board resolution exclusively reserved to them the following attributions: to make strategic and general policy decisions and set criteria for business management and the smooth operation of the company; to approve the industrial plan and the annual budget for the company; to appoint the Managing Director; to appoint corporate officers in the subsidiaries; to purchase and sell equity investments in other companies not included in the annual budget; to set up new companies; to subscribe, for whatever purpose, increases to authorised capital in companies, not included in the annual budget; to make decisions on the company's organisation, particularly referring to strategies concerning hiring and training in the company; and to make both ordinary expenditures and investments not included in the annual budget for amounts exceeding ITL 2,000,000,000 (€ 1,032,913.80).

Under the Bylaws, the Chairman of the Board of Directors for AEM S.p.A. – Giuliano Zuccoli - is the company's legal representative, and his signature binds the company.
The Board of Directors has granted the Chairman broad operating powers, including the authority to administer the annual budget.
Giuliano Zuccoli is also member by right of the Executive Committee.
At each Board meeting, Giuliano Zuccoli refers on the activities carried out and the main economic, financial and equity operations.

In adopting the Code of Conduct for Listed Companies, the Board of Directors of the parent company AEM S.p.A. has also provided that:

- apart from the four meetings of the Board of Directors for approving annual, half-yearly and quarterly accounts of the company, the Chairman will call for at least a further two meetings a year, preferably at regular intervals;

◦ the Chairman will ensure that each Director and Auditor is able to gather and provide, at least three days prior to the meeting, all the information necessary for dealing with matters on the agenda of the Board of Directors' meeting.
In the event of urgent meetings or matters whose discussion is of a particularly confidential nature, the information will be provided to the Directors at least at the beginning of the meeting;
◦ during the meetings of the Board of Directors, the Chairman will periodically inform the Board of Directors about the main new regulations concerning the company, particularly those concerning the sector and corporate and fiscal law;
◦ the Chairman will periodically report to the Board of Directors and the Board of Statutory Auditors on the operations performed under the powers provided to the Chairman, particularly on unusual, uncommon operations or those with associated parties;
◦ excepting that provided by law, by accepting the mandate, the Directors and Auditors undertake to keep all documents and information acquired in the performance of their task strictly confidential.

Under the Bylaws, the Deputy Chairman if appointed performs the duties of the Chairman, if the chairman is temporarily absent or unable to perform them. In that event, the Deputy Chairman becomes a member by right of the Executive Committee, whereas normally the Deputy Chairman sits on the Executive Committee but does not have the right to vote.

The Board of Directors of AEM S.p.A. has established an Executive Committee consisting of the Chairman, Giuliano Zuccoli, and the Directors Marco Manzoli and Aldo Scarselli. The Board has delegated all its authority to the Executive Committee, with the exception of the authority reserved to the Board by law or the Bylaws, the authority expressly reserved to the Board of Directors, and the authority granted to the Chairman.
The Board of Directors must be informed of resolutions adopted by the Executive Committee at the next Board meeting.

During 2001, the Board of Directors of AEM S.p.A. met twelve times. Five of these meetings were attended by all the Directors, four of the meetings were one Director short, and three of the meetings were held without two of the Directors present. At eleven meetings out of the twelve, the entire Board of Statutory Auditors was present, with just one meeting where one of the Auditors was not present.
In 2001, the Executive Committee met eight times at which all its component Directors were present and which were attended by the Board of Statutory Auditors.
There were also two ordinary shareholders' meetings held.
As regards this present year, by March 1, 2002 there had already been held two meetings of the Board of Directors and two meetings of the Executive Committee. At the moment, a further four meetings of the Board are scheduled, and have already been communicated to the market, in order to approve the accounts for the period.

The Bylaws do not provide for a minimum frequency of Board meetings.

_Appointment and remuneration of the Directors

Article 17 of the corporate Bylaws states that the Municipality of Milan can proceed with directly appointing a number of directors in proportion to the size of its equity investment, rounding up to the next unit if a fraction emerges. However, the Municipality of Milan cannot appoint a number of directors that exceeds four-fifths of the overall number of directors to be elected. The directors not appointed by the Municipality of Milan are

elected by shareholders on the basis of the lists presented by the outgoing directors or by shareholders representing at least one per cent of the shares with voting rights at the shareholders' meeting.
Bearing in mind the special situation of the parent company, whose controlling shareholder is the Municipality of Milan, and considering that the appointment of the Directors is fully covered and regulated by the company Bylaws, the Board has decided to not set up a Committee for the appointment proposals.

In compliance with the recommendations of the Code of Conduct of Listed Companies, at the time of renewing the corporate officers which will take place at the shareholders' meeting for approving the 2001financial statements, the Board of Directors will ask those who present lists nominating directors not appointed by the Municipality of Milan to also provide full written information on the personal and professional characteristics of the candidates, to be made available to the shareholders together with the lists.

Each Director receives a fixed annual fee approved by the shareholders' meeting. The members of the Executive Committee, except for the Chairman, also receive an additional fee, similarly approved by the shareholders' meeting. A Board decision has provided that the Deputy Chairman is remunerated for the special position held. The Chairman receives a fixed annual payment, as well as variable compensation linked to attaining economic goals established by the Board of Directors.
To date, no stock option plans were in place, either for Board members or employees.

The Board of Directors has established its own Remuneration Committee, comprising two non-executive Directors – Carlo Ortolani and Aldo Scarselli – which formulates proposals to the Board for the remuneration of the Chairman and, together with the Chairman's assistance, proposals for the remuneration of the Directors who hold special positions or who are entrusted with special mandates.
Since there are currently no Managing Directors, the Board decided that it was superfluous to appoint said Committee with the task of calculating the criteria for remunerating the company's top management.

_The internal control system

The Board of Directors considers that its internal control system is appropriate for effectively supervising the typical risks of the main activities performed by the company and its subsidiaries and to monitor the economical and financial situation of the company and the AEM Group.

The Board of Directors has also set up an Internal Control Committee, with advisory and proactive functions, consisting of Marco Manzoli, the Hon. Paolo Oberti and Carlo Ortolani. The Chairman of the Board and the Board of Statutory Auditors can take part in the work of this committee.

The Internal Control Committee:
(a) appraises the adequacy of the internal control system;
(b) appraises the work plan prepared by those in charge of internal control and receives periodical reports from them;
(c) appraises the proposals formulated by the auditing firm in order to be appointed to the task, and also the work plan prepared for auditing and the results shown in the report and in the letter of recommendations;

(d) reports to the Board, at least twice a year at the time of approving the financial statements and the half-yearly report, on the work done and adequacy of the internal control system;

(e) performs the further tasks attributed to it by the Board of Directors, particularly concerning relations with the auditing firm.

In 2001, the Internal Control Committee met six times.

Since 1999 an Internal Auditing function has been installed with the parent company AEM S.p.A. which reports directly to the Chairman about the work done. The purpose of the Internal Auditing function, comprising one person in charge and five other auditors, is to check that, within the Group, the internal operative and administrative procedures applied to assure sound and efficient management are effectively complied with, as well as to identify, prevent and manage financial and operative risks and fraud that may damage the company or the Group.

The Internal Auditing function reports to the Chairman about the work done at the time of issuing each Audit Report, and to the Board of Statutory Auditors once a month and to the Internal Control Committee each time requested.

_Handling of confidential information

The Board has approved the adoption of a Procedure for communicating important information externally (price sensitive), which gives detailed guidelines on communicating documents and information about the company externally, with particular reference to "price sensitive" information ("Procedure").

The Procedure has set up the organisational role of Information Manager, in charge of applying this Procedure. This position is currently held by the office of General Affairs for the parent company AEM S.p.A.

The Procedure governs information flows and the responsibility of various corporate offices which handle important information. It also provides specific terms for the subsidiaries.

_Relations with shareholders

To facilitate a dialogue with shareholders and institutional investors, a specific Investor Relations structure has been set up as part of the company's Strategic Planning office.

Since the shareholders' body of the company has only been in operation since the recent transformation of AEM into a joint-stock company, the Board of Directors has delayed the adoption of Shareholder Meeting Regulations until such time as there are acquired more elements on the real functioning of its meetings, the content, together with viewing the application of regulations being adopted by other major groups listed for some time on the Stock Exchange and, lastly, on the formation of a generalised procedure in this area.

To date, the Board of Directors has not noted the conditions making it opportune to propose changes to the Bylaws regarding the percentages established for taking action and exercising the prerogatives set to safeguard minorities.

_The Board of Statutory Auditors

The Board of Statutory Auditors, whose mandate also expires with the approval of the 2001 financial statements, is made up of Piero Lonardi, the Chairman, and the Regular Auditors Michele Cattaneo and Italo Bruno Vergallo. Alternate Auditors are Dario Colombo and Giuseppe Santopietro.

The Municipality of Milan has the right to directly appoint a number of auditors, but not more than two regular and one alternate, in proportion to the extent of their equity investment. The other auditors are appointed in the same way as for the appointment of directors elected by the Shareholders' Meeting.

In compliance with the recommendations of the Code of Conduct of Listed Companies, at the time of renewing the corporate officers which will take place at the shareholders' meeting for approving the 2001 financial statements, the Board of Directors will ask those who present lists nominating auditors not appointed by the Municipality of Milan to also provide full written information on the personal and professional characteristics of the candidates, to be made available to the shareholders together with the lists.

_Auditing of Financial Statements

The Independent Auditors' Reconta Ernst & Young S.p.A. performed a full audit of AEM S.p.A.'s 2001 financial statements under the three-year mandate granted by the Shareholders' Meeting. The General Shareholders' Meeting held on April 30, 2001 appointed Reconta Ernst & Young S.p.A. to audit the Group's consolidated financial statements for the 2001, 2002 and 2003 fiscal years.

To audit the AEM S.p.A. 2001 financial statements, the Independent Auditors' billed € 25.8 thousand, while to audit the 2001 consolidated financial statement it billed € 10.3 thousand.

The Reconta Ernst & Young S.p.A. performed a full audit of the 2001 financial statements for all the subsidiary and affiliated companies, except for Fastweb S.p.A., billing € 134.8 thousand for the Italian companies and about € 7 thousand for the company abroad.

_Treasury Stock

In compliance with Article 2428 of the Italian Civil Code, AEM states that it holds no treasury stock as of December 31, 2001, nor did it buy or sell treasury stock during 2001, whether directly or indirectly through subsidiaries or affiliates, or through trust companies or intermediaries.

Subsidiaries and affiliates own no stock in parent company AEM as of December 31, 2001, nor did they buy or sell such stock during 2001.

There were no dividend-bearing shares, bonds convertible in shares, other or similar securities issued during 2001.

_Euro

From August 27, 2001, the AEM Group adopted the Euro as money of account. The € 1.9 million costs for the transition to the Euro were for the specialist operations of IT consultants and the acquisition of new software, as well as for notary expenses for the redenomination of the authorised capital in Euro. These costs were entirely expensed in the Income Statement.

_Infraction proceeding instituted by the European Commission

In May 1999 the European Commission notified the Italian government that it was instituting an infraction proceeding in relation to tax relief granted to majority government-owned local public service providers, which had been established as private corporations pursuant to Law 142/1990. At the time of drawing up this report, there had been no further developments in these infraction proceedings that would lead to a different evaluation compared to the financial statements closed at December 31, 1999. The risk connected to these infraction proceedings from the European commission, specifically in relation to the tax moratorium (relief) which terminated for AEM S.p.A. on December 31, 1999 in accordance with Law 427/93, is not recorded since it concerns an event which is currently held to be remote.

_Shareholdings of Board Directors and Statutory Auditors

In compliance with Article 79 of Italian Securities and Exchange Commission (CONSOB) Regulation 11971/1999, the following table shows the shareholdings in AEM S.p.A. of the Board Directors and Statutory Auditors of the company during 2001.

Name	Company	Shares held at close of previous fiscal year	Shares bought	Shares sold vendute	Shares held at close of current fiscal year	How held
Lonardi Piero	AEM S.p.A.	5,000	–	–	5,000	Owner
Ortolani Carlo	AEM S.p.A.	1,500 (1)	–	1,500 (2)	–	Owner
Scarselli Aldo	AEM S.p.A.	–	5,000 (3)	–	5,000 (1)	Owner
Vergallo Italo Bruno	AEM S.p.A.	1,000 (1)	–	–	1,000 (1)	Owner

(1) Held indirectly through spouse not legally separated.
(2) Sold indirectly through spouse not legally separated.
(3) Bought indirectly through spouse not legally separated.

The Board Directors and Statutory Auditors whose names do not appear in the table, including those who during 2001 held such positions for only a part of the year, did not own shares of AEM S.p.A. stock, directly or indirectly, as of December 31, 2000, nor acquire any during 2001 or the part of the year when they held the position.
No Director or Auditor held, directly or indirectly, equity investments in subsidiaries of AEM S.p.A. during 2001.

_Management expectation of operations

The results expected for operations in 2002 are related to the impact of the regulations which gave rise to the process of liberalisation of the electricity and gas sector. The AEM Group has outlined its objectives according to the new opportunities offered in the electricity and gas sectors by the new regulatory environment and in the telecommunications sector in which it operates through the subsidiary Metroweb and the affiliate Fastweb.

_Electricity sector

AEM is aiming at maintaining its position in the free market: considerable quantities are forecast to be sold to eligible customers, despite a predictable reduction in thermoelectric power generating due to the shutdown of Group 2 at Cassano in the second half of 2002. The opportunities for expansion arising from the free market will again this year be exploited: AEM has taken part in the bidding and has attained the assigning of "incentive" electrical power (CIP 6) and of imported electricity.

The level of sales achieved in the period closed are due to be maintained, while the relative costs of raw materials will stay high due to the charge on hydroelectric production (hydroelectric revenues).

This charge will only be applied to the generating and distributing enterprises at the date of issuing the Bersani Decree for the 2000-2006 period, and has no impact on independent producers.

AEM and other hydroelectric producers have contested these provisions at the Regional Administrative Court for Lombardy, which has rejected the request for repeal for formal reasons. AEM is waiting to hear the sentence passed by the Council of State with which it has lodged an appeal. Should this petition be accepted, there would be a benefit for AEM in the 2001-2002 period estimated at a total of about € 82 million.

_Gas and heat sector

Through Resolution 237/00, the Authority has launched the reform of the tariff system, the intention of which was to replace the old method calculating the tariff in place since 1975.

Following the appeal presented by certain distributing companies and trade associations, the Regional Administrative Court revoked the Resolution 237/00, disputing with the Authority the application of the parametric method for calculating the capital invested by the companies regulated.

Therefore, Resolution 237/00 has not been applied: the opinion of the Council of State is awaited to which the Authority has appealed against the Regional Administrative Court's sentence.

The reduction in margins, the extent of which will depend on how far the Resolution 237/00 is applied, will be limited due to the development of heat and cogeneration sales and because of the forecast reduction in costs of raw materials as a result of the benefits deriving from the gas supply contract with Plurigas.

From January 1, 2002, the corporate divisions concerning gas distribution are being separated from those concerning sales, creating organisational models assuring an efficient multi-service synergy for the marketing of products and services to the end-user market.

There will also continue the policy of restoring productivity and efficiency to optimise the profit margins connected to the limitations on revenues established by the new tariff methodology and the relative updating with the price-cap criterion, ensuring the high standards of quality demanded from a public service.

On the market, the AEM Group is aiming at consolidating and expanding the service territory both in distribution, through the participation in tenders to be appointed, and in sales, through the acquisition of new customers in the national territory, and the activation of policies for retaining the customers already served in the concessionary area.

_Telecommunications sector

For 2002, it is envisaged that the customer portfolio currently held will allow Metroweb to maintain its level of revenues at those acquired in the 2001 period.

The operations for developing the infrastructure of optic fibre will continue largely in line with the performance levels achieved in 2001, resulting in the cabling of Milan by the end of 2002.

In view of these considerations, it is felt that this period will attain a breakeven net result.

_Services sector

Regarding the service of public lighting and traffic signals, there is the prospect of an increase in operations due to the installing of CCTV video surveillance systems, the completion of the urban lighting plan for 2001, and the start of the urban lighting plan for 2002.

With regard to AEM Service, it is expected that, for the coming year, there will be an expansion of operations beyond the captive market of the billing and contract centre services.

○ From January 1, 2002, there begin the civil and fiscal effects of the partial split of AEM Gas S.p.A. by the transfer of the business unit relating to natural gas sales to AEM Energia S.p.A. This split has two motives: in part, to meet the requirements of a specific law (Legislative Decree 164/00 implementing EC Directive 98/30), and partly for operational and strategic reasons within the AEM Group. Therefore, all the sales activities for the Group relating to electricity and gas will be concentrated in AEM Energia S.p.A., which will lead to significant synergies in commercial and operative terms.
○ On January 1, 2002, AEM S.p.A.'s business unit relating to IT services was transferred to e-Utile S.p.A. It was transferred based on the value given by the estimate survey (€ 187.4 thousand), and entirely posted to the share capital of e-Utile S.p.A. AEM S.p.A.'s stake in the joint-venture with Siemens Informatica is 49%. The aim of the company is to supply "IT Solutions and Services" to operators in the utilities sector.
○ On January 28, 2002, AEM S.p.A. and AMGA S.p.A. completed the acquisition, in the proportions of 70% and 30% respectively, of 24.99% in the share capital of AGAM S.p.A., a utility from Monza operating in the sector of gas and water distribution and district heating, for a total equity investment of € 24.6 million. As the strategic partner, there was reserved to AEM S.p.A. the appointment of the Managing Director, some of the Directors on the Board, and the Board of Statutory Auditors.
○ In March, a main contract for employees in the gas and water sector was signed, with economic effects already being reflected in these financial statements.
○ In March, AEM S.p.A. acquired 12,500 shares in Electrone S.p.A. from ATEL S.A., so that AEM S.p.A.'s shareholding in Electrone S.p.A. has risen to 33.33%.
○ In March, AEM S.p.A. acquired 13,400 shares in Edipower S.p.A. from Edison Termoelettrica S.p.A.
○ On March 17, 2002, Edipower S.p.A. (40% Edison, 13.4% AEM, 13.3% AEM Torino and Atel S.A., 10% Unicredit and 5% Interbanca and Royal Bank of Scotland), after making an offer of € 2,980 million as well as taking over indebtedness for an enterprise value of € 3,700 million, were awarded Eurogen S.p.A. (7,008 Megawatt installed capacity), put up for sale by ENEL S.p.A.



Financial Statements

_Reclassified Consolidated Balance Sheets

amounts in euro	Consolidated 12.31.2001			Consolidated 12.31.2000		
	Subtotal	Total	%	Subtotal	Total	%
ASSETS						
1. CURRENT ASSETS		**543,403,902**	**24.02**		**473,661,653**	**23.43**
Cash, bank deposits and fixed-rate securities	84,811,721		3.75	29,765,856		1.47
Receivables for financial transactions				69,890,252		3.46
Investments in current assets				6,720,846		0.33
Receivables for the sale of power and services	327,811,588		14.49	231,493,968		11.45
Affiliate receivables	1,296,518		0.06	2,414,965		0.12
Parent company receivables	56,807,093		2.51	35,019,737		1.73
Electricity Equalization Fund receivables	6,586,173		0.29	13,933,458		0.69
Other receivables	41,597,898		1.84	58,563,411		2.90
Advances to suppliers during the period	205,204		0.01	1,442,933		0.07
Current portion of lng term financial receivables	402,095		0.02	677,982		0.03
Current portion of affiliate financial receivables				68,689		0.00
Inventories	22,468,127		0.99	21,808,884		1.08
Accrued income and prepaid expenses	1,417,485		0.06	1,860,673		0.09
2. TANGIBLE ASSETS		**1,550,078,256**	**68.52**		**1,419,026,602**	**70.19**
Transferable tangible assets	187,342,033		8.28	192,914,475		9.54
Non-transferable tangible assets	1,175,394,190		51.96	1,038,770,094		51.38
Advances to suppliers for plant assets	187,342,033		8.28	187,342,033		9.27
3. INTANGIBLE ASSETS		**44,053,020**	**1.95**		**43,726,922**	**2.16**
Intangible assets	44,053,020		1.95	43,726,922		2.16
4. FINANCIAL ASSETS		**124,646,192**	**5.51**		**85,265,572**	**4.22**
Investments	117,020,609		5.17	75,735,994		3.75
Securities	78,326		0.00	78,326		0.00
Long term financial receivables from affiliates	1,165,770		0.05	2,408,316		0.12
Long term financial receivables	6,381,487		0.28	7,042,936		0.35
5. TOTAL FIXED ASSETS (2 + 3 + 4)		**1,718,777,468**	**75.98**		**1,548,019,096**	**76.57**
6. TOTAL ASSETS (1 + 5)		**2,262,181,370**	**100.00**		**2,021,680,748**	**100.00**

amounts in euro		Consolidated 12-31-2001			Consolidated 12-31-2000		
		Subtotal	Total	%	Subtotal	Total	%
	LIABILITIES AND SHAREHOLDERS' EQUITY						
1.	**CURRENT LIABILITIES**		856,183,402	37.85		**712,786,884**	**35.26**
	Advance payments and security deposits from customers	41,691,309		1.84	29,139,303		1.44
	Accounts payable - suppliers	339,177,040		14.99	266,396,737		13.18
	Affiliate payables	5,039,770		0.22	6,721,038		0.33
	Parent company payables:						
	- current account	60,173,067		2.66	74,878,718		3.70
	- other payables	6,457,245		0.29	45,952,787		2.27
	Taxes payable	33,131,892		1.46	51,167,871		2.53
	Social security and workmen's compensation payables	11,845,017		0.52	12,052,674		0.60
	Electricity Equalization Fund payables	4,743,133		0.21	19,957,142		0.99
	Personnel payables	7,884,601		0.35	8,645,028		0.43
	Other debt and payables	90,384,294		4.00	32,482,120		1.61
	Short-term bank debt	247,506,210		10.94	161,000,246		7.96
	Accrued expenses and deferred credits	8,149,824		0.36	4,393,220		0.22
2.	**NON CURRENT LIABILITIES**		262,122,968	11.59		**226,743,598**	**11.22**
	Medium and long-term bank debt	94,363,276		4.17	34,925,692		1.73
	Debt to other financial institutions	5,331,305		0.24	58,497,843		2.89
	Employee leaving entitlement	61,786,638		2.73	60,783,282		3.01
	Reserve for future expenses				208,124		0.01
	Reserve for deferred taxes	24,718,783		1.09	16,371,531		0.81
	Reserve for specific risks	75,922,966		3.36	55,957,125		2.77
3.	**SHAREHOLDER'S EQUITY**		1,133,309,908	50.10		**1,074,019,408**	**53.13**
	Share capital	936,024,648		41.38	929,646,898		45.98
	Legal reserve	64,038,868		2.83	62,554,718		3.09
	Other reserves	61,035,716		2.70	52,226,927		2.58
	Consolidation reserve	28,762,252		1.27	191,428		0.01
	Retained earnings	(61,640,564)		(2.72)	(45,095,083)		(2.23)
	Net income for the period	105,088,988		4.64	74,494,519		3.68
4.	**MINORITY INTERESTS**		10,565,092	0.47		**8,130,858**	**0.40**
	Minority interest in shareholder's equity	10,565,092		0.47	8,130,858		0.40
5.	**TOTAL SHAREHOLDER'S EQUITY**		**1,143,875,000**	**50.57**		**1,082,150,266**	**53.53**
6.	**TOTAL LIABILITIES AND SHAREHOLDER'S EQUITY**		**2,262,181,370**	**100.00**		**2,021,680,748**	**100.00**

_Reclassified Consolidated Income Statement

amounts in euro		Consolidated 12.31.2001			Consolidated 12.31.2000		
		Parziali	Totali	%	Parziali	Totali	%
A.	**REVENUES**		1,112,515,863	100.0		**767,259,272**	**100.0**
	Sale of power to other electric companies	60,382,645		5.4	15,273,800		2.0
	Sale of electricity to tied customers	287,945,177		25.9	169,133,337		22.0
	Sale of electricity to eligible customers	115,185,400		10.4	54,160,218		7.1
	Sale of gas to users	427,702,782		38.4	349,978,760		45.6
	Sales of heat	20,145,138		1.8	15,511,613		2.0
	Services to affiliates	1,137,146		0.1	3,485,051		0.5
	Services to users	3,430,225		0.3	3,142,640		0.4
	Services to Municipality of Milan	32,972,355		3.0	35,680,974		4.7
	Services provided on behalf of third parties	111,695,691		10.0	52,296,942		6.8
	Changes in pending contracts	(103,332)		0.0	1,492,443		0.2
	Connection fees	12,961,872		1.2	11,387,069		1.5
	Other current period revenues	29,719,551		2.7	16,189,891		2.1
	Total revenues	1,103,174,650		99.2	**727,732,738**		**94.8**
	Electricity Equalisation Fund contributions	9,341,213		0.8	**39,526,534**		**5.2**
B.	**OPERATING COSTS**		729,598,449	65.6		**454,656,863**	**59.3**
	Purchase of fuel and power	469,537,661		42.2	309,182,604		40.3
	Materials	21,951,915		2.0	10,294,248		1.3
	Delivering fees	49,253,917		4.4	18,777,340		2.4
	Contracts and other work	45,684,976		4.1	41,815,966		5.5
	Services	52,329,292		4.7	46,589,060		6.1
	Leases and rental expenses	12,074,391		1.1	9,410,361		1.2
	Charge for extraction of hydroelectric power	48,730,957		4.4			
	Mountain municipalities contributions and water diversion fees	5,848,033		0.5	5,958,363		0.8
	Taxes and duties for the period	6,076,445		0.5	5,389,228		0.7
	Other operating expenses	18,110,862		1.6	7,239,693		0.9
C.	**VALUE ADDED (A - B)**		382,917,414	34.4		**312,602,410**	**40.7**
D.	**PERSONNEL EXPENSES**		108,978,861	9.8		**111,701,364**	**14.6**
E.	**GROSS OPERATING INCOME (EBITDA) (C - D)**		**273,938,553**	**24.6**		**200,901,046**	**26.2**
F.	**AMORTIZATION, DEPRECIATION AND PROVISIONS**		108,444,774	9.7		**79,040,460**	**10.3**
	Depreciation of tangible assets	61,158,558		5.5	58,081,394		7.6
	Amortization of intangible assets	20,934,792		1.9	16,602,473		2.2
	Provisions to allowance for doubtful receivables	3,318,755		0.3	1,703,602		0.2
	Provisions/uses of risk reserves	23,032,669		2.1	2,652,991		0.3
G.	**OPERATING INCOME (EBIT) (E - F)**		**165,493,779**	**14.9**		**121,860,586**	**15.9**

amounts in euro	Consolidated 12.31.2001			Consolidated 12.31.2000		
	Subtotal	Total	%	Subtotal	Total	%
H. RESULTS OF GROUP COMPANIES VALUED AT NET EQUITY		(6,983,183)	(0.6)		(11,298,528)	(1.5)
I. FINANCIAL EXPENSES		31,815,249	2.9		23,896,690	3.1
Interest expense on current account with the Municipality of Milan	2,935,795		0.3	2,171,930		0.3
Write-downs of equity investments	8,988,108		0.8	6,631,300		0.9
Other financial interest	19,891,346		1.8	15,093,460		2.0
L. FINANCIAL INCOME		14,017,410	1.3		15,293,838	2.0
Other financial income	14,017,410		1.3	15,293,838		2.0
M. TOTAL FINANCIAL INCOME (EXPENSES) (L - I)		(17,797,839)	(1.6)		(8,602,852)	(1.1)
N. INCOME BEFORE EXTRAORDINARY ITEMS (G + H + M)		140,712,757	12.6		101,959,206	13.3
O. EXTRAORDINARY INCOME (EXPENSES)		(1,811,094)	(0.2)		(2,256,461)	(0.3)
P. INCOME BEFORE TAXES (N + O)		138,901,663	12.5		99,702,745	13.0
Q. TAXES		31,378,441	2.8		25,070,650	3.3
Income taxes	34,102,446		3.1	27,891,333		3.6
Advance tax payments	(11,071,257)		(1.0)	(11,746,181)		(1.5)
Deferred taxes	8,347,252		0.8	8,925,498		1.2
R. BEFORE MINORITY INTERESTS		107,523,222	9.7		74,632,095	9.7
S. MINORITY INTERESTS		(2,434,234)	(0.2)		(137,576)	0.0
T. NET INCOME		105,088,988	9.4		74,494,519	9.7

_Consolidated funding allocation statement

amounts in euro	Consolidated 12.31.2001 Subtotal	Total	%	Consolidated 12.31.2000 Subtotal	Total	%
INVESTED CAPITAL						
INTANGIBLE ASSETS	44,053,020		3.01	43,726,922		3.36
TANGIBLE ASSETS						
Gross amount	1,755,264,256		119.80	1,564,645,602		120.12
(Accumulated depreciation)	(205,186,000)		(14.00)	(145,619,000)		(11.18)
	1,550,078,256		105.79	1,419,026,601		108.94
FINANCIAL ASSETS						
Equity investments	117,020,609		7.99	75,735,994		5.81
Other financial receivables	5,879,546		0.40	6,548,936		0.50
Security deposits	501,940		0.03	494,000		0.04
(Risk and expense reserves)	(100,641,749)		(6.87)	(72,536,780)		(5.57)
(Employee' leaving payed)	(61,786,638)		(4.22)	(60,783,282)		(4.67)
* **NET FIXED ASSETS**	**1,555,104,985**		**106.14**	**1,412,212,390**		**108.42**
Inventories	22,468,127		1.53	21,808,884		1.67
Short-term receivables	434,706,569		29.67	343,546,453		26.38
Accrued income and prepaid expenses	1,417,485		0.10	1,860,673		0.14
(Accounts payable to suppliers)	(339,177,040)		(23.15)	(266,396,736)		(20.45)
(Other debt and payables)	(201,177,261)		(13.73)	(206,117,963)		(15.82)
(Accrued expenses and deferred income)	(8,149,824)		(0.56)	(4,393,220)		(0.34)
* **WORKING CAPITAL**	**(89,911,944)**		**(6.14)**	**(109,691,907)**		**(8.42)**
** **TOTAL INVESTED CAPITAL**		**1,465,193,041**	**100.00**		**1,302,520,481**	**100.00**
SOURCES OF FUNDING						
* **TOTAL SHAREHOLDER'S EQUITY**	**(1,143,875,000)**		**(78.07)**	**(1,082,150,266)**		**(83.08)**
Long term financial receivables	1,244,096		0.08	2,486,642		0.19
(Long term debt)	(99,694,581)		(6.80)	(93,423,535)		(7.17)
(1) TOTAL FINANCIAL POSITION AFTER ONE YEAR	(98,450,485)		(6.72)	(90,936,894)		(6.98)
Financial receivables due within one year				76,679,787		5.89
Cash and cash equivalents	84,811,721		5.79	29,765,856		2.29
(Debt due within are year)	(307,679,277)		(21.00)	(235,878,964)		(18.11)
(2) TOTAL FINANCIAL POSITION WITHIN ONE YEAR	(222,867,556)		(15.21)	(129,433,321)		(9.94)
* **TOTAL NET FINANCIAL POSITION (1 + 2)**	**(321,318,041)**		**(21.93)**	**(220,370,215)**		**(16.92)**
** **TOTAL SOURCES OF FUNDING**		**(1,465,193,041)**	**(100.00)**		**(1,302,520,481)**	**(100.00)**

_Consolidated cash flow statement

thousands of euro	Consolidated 12-31-2001	Consolidated 12-31-2000
Cash flow from operating activities		
Net income	105,089	74,495
Depreciation of tangible assets	61,159	58,081
Amortisation of intangible assets	20,935	16,603
Changes in assets and liabilities:		
Increase in subsidiary and affiliate receivables for sales of power and services	(95,199)	(63,200)
Increase in parent company receivables	(21,787)	5,349
Decrease in other receivables	26,490	(52,878)
Increase in inventory	(659)	(1,630)
Decrease in accrued income and prepaid	443	446
Increase in accounts payable to suppliers	72,780	66,326
Decrease in other payables	(17,493)	49,485
Increase in advances from customers	12,552	4,588
Increase in accrued expenses and deferred income	3,757	1,177
Increase in employee leaving payed	1,003	2,270
Increase in other reserves	28,105	8,854
Total cash flow from operating activities	**197,175**	***169,966***
Cash flow used in investment activities		
Net capital expenditures on tangible and intangible assets	(213,471)	(244,017)
Increase in equity investments	(41,284)	(57,774)
Total cash flow used in investment activities	**(254,755)**	**(301,791)**
Free cash flow	(57,580)	**(131,825)**
Cash flow from financing activities		
Increase in bank debt	145,944	(35,714)
Decrease in financial receivables	8,032	(8,798)
Decrease in debt to other financial institutions	(53,167)	54,214
Decrease in cash account debt due to the Municipality of Milan	(14,706)	(35,926)
Increase in shareholder's equity	31,005	1,363
Net income distributed	(74,372)	(106,909)
Total cash flow from financing activities	**42,736**	**(131,770)**
NET CHANGE IN CASH AND CASH EQUIVALENTS	**(14,844)**	**(263,595)**
CASH AND CASH EQUIVALENTS, BEGINNING OF THE PERIOD	**99,656**	**363,251**
CASH AND CASH EQUIVALENTS, END OF PERIOD	**84,812**	**99,656**
NET FINANCIAL POSITION		
Net cash and cash equiivalents	84,812	99,656
Financial receivables	1,243	9,276
Cash account with the Municipality of Milan	(60,173)	(74,879)
Other financial institutions	(5,331)	(58,498)
Bank debt	(341,869)	(195,925)
TOTAL NET FINANCIAL POSITION	**(321,318)**	**(220,370)**

_AEM S.p.A. Reclassified Balance Sheet

amounts in euro	Balance as of 12.31.2001			Balance as of 12.31.2000		
	Subtotal	Total	%	Subtotal	Total	%
ASSETS						
1. CURRENT ASSETS		339,379,954	14.05		**328,861,819**	**13.68**
Cash, bank deposits and fixed-rate securities	16,910,238		0.70	17,403,863		0.72
Investments in current assets				6,720,846		0.28
Receivables for financial transactions				69,890,768		2.91
Receivables for the sale of power and services	12,220,956		0.51	23,441,729		0.98
Subsidiary receivables	75,591,915		3.13	65,937,336		2.74
Subsidiary financial receivables	82,322,832		3.41	24,933,506		1.04
Affiliate receivables	1,296,518		0.05	2,414,965		0.10
Parent company receivables	41,338,080		1.71	25,028,332		1.04
Electricity Equalization Fund receivables	5,784,906		0.24	13,159,587		0.55
Other receivables	25,459,503		1.05	43,221,144		1.80
Advances to suppliers during the period	181,963		0.01	1,436,219		0.06
Current portion of long term financial receivables	127,263		0.01	155,682		0.01
Affiliate financial receivables				68,689		0.00
Inventories	16,646,639		0.69	18,195,126		0.76
Accrued income and prepaid expenses	61,499,141		2.55	16,854,026		0.70
2. TANGIBLE ASSETS		569,217,838	23.56		**583,702,992**	**24.28**
Transferable tangible assets	187,342,033		7.75	192,914,475		8.02
Non-transferable tangible assets	367,711,939		15.22	387,283,538		16.11
Advances to suppliers for plant assets	14,163,866		0.59	3,504,980		0.15
3. INTANGIBLE ASSETS		4,053,112	0.17		**6,953,010**	**0.29**
Intangible assets	4,053,112		0.17	6,953,010		0.29
4. FINANCIAL ASSETS		1,503,119,275	62.22		**1,484,735,120**	**61.75**
Investments	1,498,385,534		62.03	1,478,440,975		61.49
Securities	78,326		0.00	78,326		0.00
Long term financial receivables from affiliates	1,165,770		0.05	2,408,316		0.10
Long term financial receivables	3,489,645		0.14	3,807,503		0.16
5. TOTAL FIXED ASSETS (2 + 3 + 4)		**2,076,390,225**	**85.95**		**2,075,391,122**	**86.32**
6. TOTAL ASSETS (1 + 5)		**2,415,770,179**	**100.00**		**2,404,252,941**	**100.00**

amounts in euro	Balance as of 12-31-2001			Balance as of 12-31-2000		
	Subtotal	Total	%	Subtotal	Total	%
LIABILITIES AND SHAREHOLDERS' EQUITY						
1. CURRENT LIABILITIES		411,061,013	17.02		**367,060,127**	**15.27**
Advance payments from customers	13,403,430		0.55	4,555,842		0.19
Suppliers	170,257,619		7.05	122,037,743		5.08
Subsidiary payables	4,994,213		0.21	14,539,566		0.60
Subsidiary financial payables	104,620,358		4.33	86,746,167		3.61
Affiliate payables	5,039,770		0.21	6,721,038		0.28
Parent company payables						
– current account	60,173,067		2.49	74,878,718		3.11
– other payables	389,061		0.02	27,306,348		1.14
Taxes payable	9,411,731		0.39	13,131,439		0.55
Social security payables	9,316,009		0.39	9,397,943		0.39
Electricity Equalization Fund payables	88,503		0.00	124,533		0.01
Personnel payables	3,599,088		0.15	4,652,741		0.19
Other debt and payables	3,577,797		0.15	2,742,579		0.11
Short-term bank debt	25,822,845		1.07			
Accrued expenses and deferred credits	367,522		0.02	225,469		0.01
2. NON CURRENT LIABILITIES		100,115,498	4.14		**93,697,974**	**3.90**
Medium and long-term bank debt	5,164,569		0.21			
Debt to other financial institutions	5,331,305		0.22	5,331,305		0.22
Employee leaving entitlement	32,163,927		1.33	32,223,624		1.34
Reserve for deferred taxes	6,097,141		0.25	4,506,082		0.19
Reserve for specific risks	51,358,556		2.13	51,636,963		2.15
3. SHAREHOLDER'S EQUITY		1,904,593,668	78.84		**1,943,494,840**	**80.84**
Share capital	936,024,648		38.75	929,646,898		38.67
Legal reserve	64,038,868		2.65	62,554,718		2.60
Other reserves	869,062,306		35.97	921,610,213		38.33
Retained earnings						
Net income	35,467,846		1.47	29,683,011		1.23
4. TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY		**2,415,770,179**	**100.00**		**2,404,252,941**	**100.00**

A&M S.p.A. Reclassified Income Statement

amounts in euro		Balance as of 12.31.2001			Balance as of 12.31.2000		
		Subtotal	Total	%	Subtotal	Total	%
A.	**REVENUES**	397,255,234	100.00		**302,795,347**	**100.00**	
	Sale of power to other electric companies	2,062,802		0.52	4,255,353		1.41
	Sale of electricity to users	49,894		0.01	98,443		0.03
	Sale of electricity to subsidiaries	183,819,882		46.27	116,266,595		38.40
	Sale of electricity to sole operator	17,738,128		4.47			
	Sale of materials to subsidiaries	10,903,256		2.74	11,615,606		3.84
	Services to parent company (Municipality of Milan)	32,683,988		8.23	35,603,961		11.76
	Services provided on behalf of third parties	31,051,067		7.82	29,877,056		9.87
	Services to subsidiaries	57,319,500		14.43	57,812,657		19.09
	Services to affiliates	1,137,146		0.29	3,483,737		1.15
	Changes in work in progress projects	(2,301,168)		(0.58)	(1,966,091)		(0.65)
	Connection fees	253		0.00	1,138		0.00
	Subsidiary rentals	33,454,335		8.42	1,834,024		0.61
	Other current period revenues	20,187,529		5.08	5,662,307		1.87
	Total revenues from sales and services	388,106,612		97.70	**264,544,786**		**87.37**
	Eletricity Equalisation Fund contributions	9,148,622		2.30	**38,250,561**		**12.63**
B.	**OPERATING COSTS**		273,474,175	68.84		**191,658,813**	**63.30**
	Fuel and purchases of power	94,727,239		23.85	70,903,335		23.42
	Materials	20,617,180		5.19	19,819,736		6.55
	Delivering fees				36,881		0.01
	Contracts and other work	36,462,262		9.18	38,988,668		12.88
	Services	41,733,421		10.51	35,085,912		11.59
	Services from subsidiaries	5,015,368		1.26	2,663,202		0.88
	Services from affiliates	3,897,375		0.98	4,035,548		1.33
	Lease and rental expenses	13,262,621		3.34	7,006,254		2.31
	Mountain municipalities contributions and water diversion fees	5,848,033		1.47	5,958,291		1.97
	Charge for extraction of hydroelectric power	40,183,652		10.12			
	Taxes and duties for the period	3,048,785		0.77	2,878,584		0.95
	Other operating expenses	8,678,239		2.18	4,282,402		1.41
C.	**VALUE ADDED (A – B)**		123,781,059	31.16		**111,136,534**	**36.70**
D.	**PERSONNEL**		60,329,331	15.19		**68,600,159**	**22.66**
	Personnel expenses	60,329,331		15.19	68,600,159		22.66
E.	**GROSS OPERATING INCOME (EBITDA) (C – D)**		**63,451,728**	**15.97**		**42,536,375**	**14.05**
F.	**AMORTIZATION, DEPRECIATION AND PROVISIONS**		32,681,744	8.23		**34,959,185**	**11.55**
	Depreciation of tangible assets	25,288,439		6.37	26,496,051		8.75
	Amortization of intangible assets	4,117,065		1.04	5,840,815		1.93
	Provisions to allowance for doubtful receivables	938,943		0.24	323,101		0.11
	Provisions/uses of risk reserves	2,337,297		0.59	2,299,218		0.76
G.	**OPERATING INCOME (EBIT) (E – F)**		**30,769,984**	**7.75**		**7,577,190**	**2.49**

amounts in euro		Balance as of 12.31.2001			Balance as of 12.31.2000		
		Subtotal	Total	%	Subtotal	Total	%
H.	**FINANCIAL EXPENSE**		**17,915,039**	**4.51**		**15,076,451**	**4.98**
	Interest expense on current account with parent company	2,935,795		0.74	2,171,930		0.72
	Interest on subsidiary payables	4,688,352		1.18	6,109,024		2.01
	Other financial interest	1,302,784		0.33	163,911		0.05
	Write-downs of equity investments	8,988,108		2.26	6,631,586		2.19
I.	**FINANCIAL INCOME**		**35,596,025**	**8.96**		**33,502,421**	**11.06**
	Other financial income	16,209,968		4.08	19,581,366		6.48
	Income from equity investments	18,230,467		4.59	13,490,871		4.46
	Interest on subsidiary receivables	1,155,590		0.29	430,184		0.14
L.	**TOTAL FINANCIAL INCOME (EXPENSES) (I – H)**		**17,680,986**	**4.45**		**18,425,970**	**6.09**
M.	**INCOME BEFORE EXTRAORDINARY ITEMS (G + L)**		**48,450,970**	**12.20**		**26,003,160**	**8.59**
N.	**EXTRAORDINARY INCOME (EXPENSES)**		**1,627,445**	**0.41**		**17,382,150**	**5.74**
O.	**INCOME BEFORE TAXES (M + N)**		**50,078,415**	**12.61**		**43,385,310**	**14.33**
P.	**TAXES**		**14,610,569**	**3.68**		**13,702,299**	**4.53**
	– Income taxes	14,610,569		3.68	13,702,299		4.53
Q.	**NET INCOME (O – P)**		**35,467,846**	**8.93**		**29,683,011**	**9.80**

_AEM S.p.A. Funding allocation statement

amounts in euro	Balance as of 12.31.2001 Subtotal	Total	%	Balance as of 12.31.2000 Subtotal	Total	%
INVESTED CAPITAL						
INTANGIBLE ASSETS	4,053,112		0.20	6,953,010		0.35
TANGIBLE ASSETS						
Gross amount	686,094,400		34.22	676,356,874		34.01
(Accumulated depreciation)	(116,876,562)		(5.83)	(92,653,882)		(4.66)
	569,217,838		28.39	583,702,992		29.35
FINANCIAL ASSETS						
Equity investments	1,498,385,534		74.72	1,478,440,975		74.33
Other financial receivables	3,020,954		0.15	3,346,068		0.17
Security deposits	468,691		0.02	461,435		0.02
(Risk and expense reserves)	(57,455,697)		(2.87)	(56,143,045)		(2.82)
(Employee leaving payed)	(32,163,927)		(1.60)	(32,223,624)		(1.62)
* **NET FIXED ASSETS**	1,985,526,505		99.01	**1,984,537,811**		**99.78**
Inventories	16,646,639		0.83	18,195,126		0.91
Short-term receivables	162,001,104		8.08	174,794,994		8.79
Accrued income and prepaid expenses	61,499,141		3.07	16,854,026		0.85
(Accounts payable to suppliers)	(170,257,619)		(8.49)	(122,037,743)		(6.14)
(Other debt and payables)	(49,819,602)		(2.48)	(83,172,029)		(4.18)
(Accrued expenses and deferred income)	(367,522)		(0.02)	(225,469)		(0.01)
* **WORKING CAPITAL**	19,702,141		0.99	**4,408,905**		**0.22**
** **TOTAL INVESTED CAPITAL**		**2,005,228,646**	**100.00**		**1,988,946,716**	**100.00**
SOURCES OF FUNDING						
* **TOTAL SHAREHOLDER'S EQUITY**	(1,904,593,668)		(94.98)	**(1,943,494,840)**		**(97.71)**
Long term financial receivables	1,244,096		0.06	2,486,642		0.13
(Long term debt)	(10,495,874)		(0.52)	(5,331,305)		(0.27)
(1) TOTAL FINANCIAL POSITION AFTER ONE YEAR	(9,251,778)		(0.46)	(2,844,663)		(0.14)
Financial receivables due within one year	82,322,832		4.11	101,613,809		5.11
Cash and cash equivalents	16,910,238		0.84	17,403,863		0.88
(Debt due within one year)	(190,616,270)		(9.51)	(161,624,885)		(8.13)
(2) TOTAL FINANCIAL POSITION WITHIN ONE YEAR	(91,383,200)		(4.56)	(42,607,213)		(2.14)
* **TOTAL NET FINANCIAL POSITION (1 + 2)**	(100,634,978)		(5.02)	**(45,451,876)**		**(2.29)**
** **TOTAL SOURCES OF FUNDING**		**(2,005,228,646)**	**(100.00)**		**(1,988,946,716)**	**(100.00)**

_AEM S.p.A. cash flow statement

amounts in euro	Balance as of 12.31.2001	Balance as of 12.31.2000
Cash flow from operating activities		
Net income	35,467,846	29,683,011
Depreciation of tangible assets	25,288,439	26,496,051
Amortisation of intangible assets	4,117,065	5,840,815
Changes in assets and liabilities:		
Decrease in subsidiary and affiliate receivables for sales of power and services	2,684,641	22,775,170
Increase in parent company receivables	(16,309,748)	8,068,808
Decrease in other receivables	26,736,855	(45,620,778)
Decrease in inventories	1,548,487	1,982,845
Increase in accrued income and prepaid expenses	(44,645,115)	2,883,407
Increase in accounts payable to suppliers	48,219,876	(14,956,581)
Decrease in subsidiary payables	(9,545,353)	9,978,760
Decrease in affiliate payables	(1,681,268)	6,721,038
Decrease in other debts and payables	(30,973,394)	29,248,450
Increase in advances from customers	8,847,588	4,017,694
Increase in accrued expenses and deferred income	142,053	218,755
Decrease in employee leaving payed	(59,697)	(3,453,219)
Increase in other reserves	1,312,652	2,970,708
Total cash flow from operating activities	**51,150,927**	**86,854,934**
Cash flow used in investment activities		
Net capital expenditures on tangible and intangible assets	(12,020,452)	(88,798,822)
Transfer of non-current assets to subsidiaries		193,721
Divestments		
New equity investments	(19,944,559)	(98,885,954)
Total cash flow used in investment activities	**(31,965,011)**	**(187,491,055)**
Free cash flow	19,185,916	**(100,636,121)**
Cash flow from financing activities		
Change in Shareholder's equity	2,734	
Increase in bank debt	30,987,414	
Decrease in financial receivables	8,032,081	(8,812,398)
Decrease in current account debt due to subsidiaries	(39,515,135)	(15,641,905)
Increase in debt to other financial institutions		1,047,295
Decrease in current account debt due to the Municipality of Milan	(14,705,651)	(35,925,560)
Net income distributed	(74,371,752)	(106,909,393)
Total cash flow used in financing activities	**(89,570,309)**	**(166,241,961)**
NET CHANGE IN CASH AND CASH EQUIVALENTS	**(70,384,393)**	**(266,878,082)**
CASH AND CASH EQUAVALENTS, BEGINNING OF PERIOD	**87,294,631**	**354,172,713**
CASH AND CASH EQUAVALENTS, END OF THE PERIOD	**16,910,238**	**87,294,631**
NET FINANCIAL POSITION		
Net cash and cash equivalents	16,910,238	87,294,631
Financial receivables	1,244,096	9,276,177
Current account with the Municipality of Milan	(60,173,067)	(74,878,718)
Bank debt	(30,987,414)	
Other financial institutions	(5,331,305)	(5,331,305)
Current account with subsidiaries	(22,297,526)	(61,812,661)
TOTAL NET FINANCIAL POSITION	**(100,634,978)**	**(45,451,876)**

_A&M S.p.A. breakdown of activities

In accordance with the rules implementing accounting and administrative separation, with which companies operating in the electricity sector must comply as established by Resolution 61 of May 14, 1999, included in this Report on Operations are the statements required by the Resolution.

Generating activities include the balance sheet and income statement items relative to both thermoelectric and hydroelectric plants.

The other activities refer to the service of public lighting and traffic signals.

_BALANCE SHEET

__Data by Activity and Shared Services

amounts in euro	Generation	Other activities	Shared services	Total	Elimination	Not attributable	Totale
ASSETS							
A) Shareholder receivables for contributions due	-	-	-	-	-	-	-
B) Non-current assets	490,755,224	479,357	1,585,282,907	2,076,517,488	-	-	2,076,517,488
C) Current assets	50,544,010	61,849,479	165,360,061	277,753,550	-	-	277,753,550
inter-sector receivables	-	-	52,019,875	52,019,875	(52,019,875)	-	-
D) Accrued income and prepaid expense	333,522	832	61,164,787	61,499,141	-	-	61,499,141
TOTAL ASSETS	**541,632,756**	**62,329,668**	**1,863,827,630**	**2,467,790,054**	**(52,019,875)**	**-**	**2,415,770,179**
LIABILITIES							
A) Shareholders' equity	-	-	-	-	-	1,904,593,668	1,904,593,668
B) Risk and expense reserve	2,628,781	-	54,826,916	57,455,697	-	-	57,455,697
C) Employee severance pay reserve	10,400,282	5,030,628	16,733,017	32,163,927	-	-	32,163,927
D) Debt and payables	22,594,757	44,638,811	353,955,797	421,189,365	-	-	421,189,365
inter-sector payables	27,564,391	24,455,484	-	52,019,875	(52,019,875)	-	-
E) Accrued expenses and deferred credits	2,807	-	364,715	367,522	-	-	367,522
TOTAL LIABILITIES	**63,191,018**	**74,124,923**	**425,880,445**	**563,196,386**	**(52,019,875)**	**1,904,593,668**	**2,415,770,179**

_Data by Activity and Shared Services

	amounts in euro	Generation	Other activities	Shared services	Total	Elimination	Not attributable	Total
A)	Revenues	284,303,551	38,957,005	76,949,105	400,209,661			
	inter-sector revenues	122,898	239,582	61,326,283	61,688,763			
		284,426,449	**39,196,587**	**138,275,388**	**461,898,424**	**(61,688,763)**	**-**	**400,209,661**
B)	Operating expenses	(152,025,253)	(31,293,687)	(186,120,737)	(369,439,677)			
	inter-sector costs	(52,674,535)	(8,651,747)	(362,481)	(61,688,763)			
		(204,699,788)	**(39,945,434)**	**(186,483,218)**	**(431,128,440)**	**61,688,763**	**-**	**(369,439,677)**
	Operating income	**79,726,661**	**(748,847)**	**(48,207,830)**	**30,769,984**	**-**	**-**	**30,769,984**
C)	Financial income and expenses	-	-	-	-	-	26,669,094	**26,669,094**
D)	Adjustments to the value of financial assets	-	-	-	-	-	*(8,988,108)*	**(8,988,108)**
E)	Extraordinary gains and losses	-					1,627,445	**1,627,445**
	Income before taxes	**-**	**-**	**-**	**-**	**-**	**-**	**50,078,415**
22)	Taxes	-	-	-	-	-	(14,610,569)	**(14,610,569)**
	Net income for the period	**-**	**-**	**-**	**-**	**-**	**-**	**35,467,846**

Dear Shareholders,

The financial statements for your company, as of December 31, 2001, close with net income of € 35,467,846.

If you agree with the criteria followed in drawing up the financial statements and with the valuation criteria adopted, we would ask you to approve the following resolutions

The Meeting of Shareholders

- having viewed the Board of Directors' report on operations;
- having viewed the report of the Board of Statutory Auditors;
- having viewed the report of the auditing firm;
- having examined the financial statements for the period ended December 31, 2001, which closes with net income of € 35,467,846;

resolves

a) to approve:

- the Board of Directors' report on operations;
- the balance sheet and the relative income statement and the notes thereto for the period which shows net earnings of € 35,467,846, as presented by the Board of Directors in their overall and single postings, with the reserves and allocations proposed;

b) to distribute the net income of € 35,467,846 for the year as follows:

- € 1,773,392 to the legal reserve;
- € 4,385,701 to the reserve for accelerated depreciation as per art. 67, third paragraph, Presidential Decree 917/86, specifying that this reserve, for tax purposes, forms an integral part of accumulated depreciation;
- € 14,908,374 to the extraordinary reserve;
- € 14,400,379 to a shareholder dividend of € 0,008 for each of the 1,800,047,400 shares of common stock. We recommend that the dividend be made payable as of June 27, 2002, upon clipping and presentation of Coupon 4. This portion of dividend is entitled to full tax credit at 56.25% of the dividend received ("Basket A");

c) together with the dividend of € 14,400,379, for distribution among shareholders, a further amount of:

- € 61,201,612, corresponding to € 0.034 per share, taken from the extraordinary reserve allocated at the time of approving the 1999 financial statements. This portion of dividend, since it consists of earnings put aside in periods of tax moratorium, is exempt from taxation under Article 88 of Presidential Decree 917/86 and Article 66 (14) of Law 427/93, and shall not entitle the recipient to a dividend tax credit. It is recommended that also the payment of this portion of dividend takes place from June 27, 2002, upon clipping and presentation of coupon 4.

The Board of Directors

Headquarters and registered office
Corso di Porta Vittoria, 4
20122 Milan - Italy

Share capital: € 936,024,648 (fully paid-in)
Taxpayer ID, VAT Registration and Milan Business Register: No. 11957540153

General secretariat
Corso di Porta Vittoria, 4
20122 Milan - Italy
Phone 02 7720.3851

Corporate communications
Corso di Porta Vittoria, 4
20122 Milan - Italy
Phone 02 7720.3452

Shareholder services
Corso di Porta Vittoria, 4
20122 Milan - Italy
Phone 02 7720.3268

Investor relations
Corso di Porta Vittoria, 4
20122 Milan - Italy
Phone 02 7720.3879

ir@aem.it
www.aem.it
aem@aem.it

Graphic Design
Ap&b - Milan

Printing
Bowne International S.p.A. - Milan



_Financial Statements 2001

AEM SPA



Contents

Translation from the original issued in Italian.



AEM S.p.A. financial statements

[illegible] S.p.A. Balance Sheet - Assets

amounts in euro		Balance at 12.31.2001		Balance at 12.31.2000
A) SHAREHOLDER RECEIVABLES FOR CONTRIBUTIONS DUE				
B) FIXED ASSETS				
I Intangible assets				
1) Start-up and other capitalised expenses		1,036,624		1,550,742
2) Research, development and advertising costs				
3) Industrial patent and intellectual property rights		1,654,643		2,386,644
4) Concessions, licences, trademarks and similar rights		770,226		1,324,165
5) Goodwill				
6) Work in progress and advance payments		58,323		951,491
7) Other intangible assets		533,296		739,968
Total intangible assets		**4,053,112**		**6,953,010**
II Tangible assets				
1) Land and buildings		82,795,736		134,330,811
2) Plant and machinery:				
- Non-transferable assets	189,266,856		200,359,906	
- Transferable assets	187,342,033		192,914,475	
		376,608,889		393,274,381
3) Industrial and commercial equipment		4,981,272		5,431,002
4) Other assets		11,133,264		11,237,513
5) Work in progress and advance payments		93,698,677		39,429,285
Total tangible assets		**569,217,838**		**583,702,992**
III Financial assets				
1) Investment in:				
a) subsidiaries	1,391,890,973		1,391,643,388	
b) affiliates	85,117,608		38,369,579	
c) other companies	21,376,953		48,428,008	
Total equity investments		1,498,385,534		1,478,440,975
2) Financial receivables:				
a) subsidiary receivables				
b) affiliate receivables				
- due after one year	1,165,770		2,408,316	
- due within one year			68,689	
	1,165,770		2,477,005	
c) parent company receivables				
d) other receivables				
- due after one year	3,489,645		3,807,503	
- due within one year	127,263		155,682	
	3,616,908		3,963,185	
Total financial receivables		4,782,678		6,440,190
3) Other securities		78,326		78,326
4) Own shares				
Total financial assets		**1,503,246,538**		**1,484,959,491**
Total fixed assets (B)		**2,076,517,488**		**2,075,615,493**

amounts in euro	Balance at 12.31.2001		Balance at 12.31.2000	
C) CURRENT ASSETS				
I Inventories				
1) Materials and fuels:				
a) materials	6,867,699		7,212,462	
b) fuels	2,945,447		1,342,375	
c) other			2,869	
		9,813,146		8,557,706
2) Work in progress				
3) Work in progress contracts		6,833,493		9,134,661
4) Finished goods and merchandise				
5) Advance payments				434,695
6) Other				68,064
Total inventories		**16,646,639**		**18,195,126**
II Receivables				
1) Receivables for sales and services		12,220,956		23,441,729
2) Subsidiary receivables		157,914,747		90,870,843
3) Affiliate receivables		1,296,518		2,414,964
4) Parent company receivables		41,338,080		25,028,332
5) Other receivables:				
- Electricity Equalisation Fund	5,784,906		13,159,587	
- receivables from financial transactions			69,890,252	
- advances to suppliers	181,963		1,436,219	
- personnel receivables	56,124		56,937	
- other receivables	25,403,379		43,164,724	
		31,426,372		127,707,719
Total receivables		**244,196,673**		**269,463,587**
III Financial assets not classified as fixed assets				
1) Investment in subsidiaries				
2) Investment in affiliates				
3) Other equity investments			6,720,846	
5) Other securities	2,706		3,002,706	
Total financial assets		**2,706**		**9,723,552**
IV Cash and cash equivalent				
1) Bank and post office deposits		16,762,379		14,102,753
2) Outstanding cheques				
3) Cash and cash equivalents on hand		145,153		298,404
Total cash and cash equivalent		**16,907,532**		**14,401,157**
Total current assets (C)		**277,753,550**		**311,783,422**
D) ACCRUED INCOME AND PREPAID EXPENSE		**61,499,141**		**16,854,026**
TOTAL ASSETS		**2,415,770,179**		**2,404,252,941**

AEM S.p.A. Balance Sheet - Liabilities

amounts in euro	Balance at 12.31.2001	Balance at 12.31.2000
A) SHAREHOLDER'S EQUITY		
I Share capital	936,024,648	929,646,898
IV Legal reserve	64,038,868	62,554,718
VII Other reserves	869,062,306	921,610,213
VIII Retained earnings (losses)		
IX Net income	35,467,846	29,683,011
Total shareholder's equity (A)	**1,904,593,668**	**1,943,494,840**
B) PROVISION FOR RISKS AND OTHER CHARGES		
1) Retirement benefits and similar provisions		
2) Deferred tax fund	6,097,141	4,506,082
3) Other provision for risks	51,358,556	51,636,963
Total provision for risks and other charges (B)	**57,455,697**	**56,143,045**
C) EMPLOYEES' LEAVING ENTITLEMENT	32,163,927	32,223,624

amounts in euro	Balance at 12.31.2001		Balance at 12.31.2000	
D) PAYABLES				
1) Bonds				
2) Convertible bonds				
3) Banks				
- due within one year	25,822,845			
- due after one year	5,164,569			
		30,987,414		
4) Payables to other financial institutions				
- due within one year				
- due after one year	5,331,305		5,331,305	
		5,331,305		5,331,305
5) Advance payments (received)		13,403,430		4,555,842
6) Accounts payable - suppliers		170,257,619		122,037,743
7) Notes payable				
8) Subsidiary payables		109,614,571		101,285,733
9) Affiliate payables		5,039,770		6,721,038
10) Parent company payables		60,562,128		102,185,067
11) Taxes payable		9,411,731		13,131,439
12) Social security payables		9,316,009		9,397,943
13) Other payables				
a) personnel payables	3,599,088		4,652,741	
b) Electricity Equalization Fund	88,503		124,533	
c) other	3,577,797		2,742,579	
		7,265,388		7,519,853
Total payables (D)		**421,189,365**		**372,165,963**
E) ACCRUED EXPENSES AND DEFERRED INCOME		**367,522**		**225,469**
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY		**2,415,770,179**		**2,404,252,941**
Commitments				
Security deposits received		84,624,820		98,641,485
Security deposits provided		32,663,432		59,119,486
Guarantees provided				5,329,090
Total commitments		**117,288,252**		**163,090,061**

A&M S.p.A. Income Statement

amounts in euro		Balance at 12.31.2001		Balance at 12.31.2000
A) REVENUES				
1) Revenues from sales and services				
Sale of electricity to other electric power companies		2,062,802		4,255,353
Sale of electricity to sole operator		17,738,128		
Sale of electricity to users		49,894		98,443
Sale of electricity to subsidiaries		180,128,525		116,266,595
Sale of materials to subsidiaries		10,903,256		11,615,606
Sale of materials to affiliates		45,433		22,658
Sale of fuel to subsidiaries		3,691,357		
Services on behalf of users and third parties		63,735,055		65,481,017
Services provided to subsidiaries		57,319,500		57,812,657
Services provided to affiliates		1,091,713		3,461,079
Connection fees		253		1,138
Total revenues from sales and services		**336,765,916**		**259,014,546**
2) Changes in inventories				
3) Changes in work in progress contract		**(2,301,168)**		**(1,966,091)**
4) Capitalised expenses		**2,954,427**		**3,257,860**
5) Other revenues and income				
Miscellaneous		52,847,998		7,376,155
Other revenues:				
1. contibution received from Electricity Equalization Fund	9,148,622		38,250,561	
2. others	793,866		120,176	
		9,942,488		38,370,737
Total other revenues and income		**62,790,486**		**45,746,892**
Total revenues (A)		**400,209,661**		**306,053,207**
B) OPERATING EXPENSES				
6) Materials and fuels				
Purchases of power		508,360		
Purchases of fuel for production		95,294,663		69,831,321
Purchase of other fuel		527,288		668,575
Purchases of materials		20,367,165		19,885,957
Total materials and fuels		**116,697,476**		**90,385,853**
7) Services				
Electric power delivering charges				36,882
Contract and other work		36,462,262		38,988,668
Other expenses		41,733,421		35,085,912
Subsidiary-related service expenses		5,015,368		2,663,202
Affiliate-related service expenses		3,897,375		4,035,548
Total services		**87,108,426**		**80,810,212**

amounts in euro	Balance at 12.31.2001		Balance at 12.31.2000	
8) Lease and rental expenses		**13,262,621**		**7,006,254**
9) Personnel expenses				
a) salaries and wages		44,436,380		49,616,172
b) social security payments		12,572,919		15,657,773
c) employee' leaving payments		4,041,499		4,330,615
d) retirement benefits and similar payments				
e) other expenses		2,135,343		2,071,621
Total personnel expenses		**63,186,141**		**71,676,181**
10) Amortization, depreciation and write-downs				
a) amortization of intangible assets		4,117,065		5,840,815
b) depreciation of tangible assets:				
1. ordinary depreciation	19,633,145		20,821,157	
2. depreciation of transferable assets	5,655,294		5,674,894	
		25,288,439		26,496,051
c) other write-downs of fixed assets				
d) write-downs of receivables included in current assets		938,943		323,101
Total amortization, depreciation and write-downs		**30,344,447**		**32,659,967**
11) Changes in inventories		**(1,255,440)**		**519,055**
12) Risk provisions		**2,337,297**		**2,299,218**
13) Other provisions				
14) Other operating expenses				
Taxes, duties and water diversion fees		49,080,470		8,836,867
Other expenses		8,678,239		4,282,410
Total other operating expenses		**57,758,709**		**13,119,277**
Total operating expenses (B)		**369,439,677**		**298,476,017**
Operating income (A – B)		**30,769,984**		**7,577,190**

AEM S.p.A. Income Statement

amounts in euro	Balance at 12.31.2001		Balance at 12.31.2000	
C) FINANCIAL INCOME AND EXPENSE				
15) Income from investments in				
a) Subsidiary companies	14,369,088		12,676,335	
b) Affiliate companies	9,331			
c) Other companies	3,852,048		814,536	
		18,230,467		13,490,871
16) Other financial income				
a) From receivables included in fixed assets:				
1. Subsidiaries				
2. Affiliates	117,469		94,081	
3. Parent company				
4. Associated companies				
5. Other	101,396		129,953	
		218,865		224,034
b) From securities included in fixed assets		3,559		2,166
c) From securities included in current assets		962,659		160,907
d) Income, not included above:				
1. From subsidiaries	1,155,590		430,184	
2. From affiliates				
3. From the parent company				
4. From other sources:				
– On financial investments	4,551,625		10,527,270	
– On current accounts at banks	1,669,195		682,577	
– On other receivables	8,804,065		7,984,412	
		16,180,475		19,624,443
Total other financial income		**17,365,558**		**20,011,550**
17) Interest and other financial expense				
a) Subsidiaries		4,688,352		6,109,024
b) Affiliates				
c) Parent company		2,935,795		2,171,929
d) Other		1,302,784		163,911
Total interest and other financial expense		**8,926,931**		**8,444,864**
Total financial income and expense (C)		**26,669,094**		**25,057,557**

amounts in euro	Balance at 12.31.2001		Balance at 12.31.2000	
D) ADJUSTMENTS TO THE VALUE OF FINANCIAL ASSETS				
18) Revaluations				
a) Of equity investments				
b) Of financial assets which are not classified as equity investments				
c) Of securities included in current assets which are not classified as equity investments				
d) Other				
Total revaluations				
19) Write-downs				
a) Of equity investments		8,988,108		6,631,300
b) Of financial assets which are not classified as equity investments				
c) Of securities included among current assets that are not classified as equity investments				286
d) Other				
Total write-downs		**8,988,108**		**6,631,586**
Total adjustments to the value of financial assets (D)		**(8,988,108)**		**(6,631,586)**
E) EXTRAORDINARY INCOME AND EXPENSE				
20) Extraordinary income				
a) Capital gains on disposal of assets				16,568,864
b) Non-operating income/reversal of asset items		1,634,906		2,511,417
c) Annual portion of capital subsidies				
d) Other				
Total extraordinary income		**1,634,906**		**19,080,281**
21) Extraordinary expense				
a) Capital losses on disposal of assets				
b) Non-operating expenses/reversal of liability items				1,557,209
c) Other:				
- Taxes and duties for prior periods	7,461		2,256	
- Other			138,667	
		7,461		140,923
Total extraordinary expense		**7,461**		**1,698,132**
Total extraordinary income and expense (E)		**1,627,445**		**17,382,149**
Income before taxes		**50,078,415**		**43,385,310**
22) Income taxes				
- Current taxes	12,453,675		11,651,874	
- Advance tax payments	565,835		(2,455,657)	
- Deferred taxes	1,591,059		4,506,082	
Total income taxes		**14,610,569**		**13,702,299**
23) NET INCOME FOR THE PERIOD		**35,467,846**		**29,683,011**



The financial statements closed as of December 31, 2000 were prepared in accordance with current applicable laws as well as regulations regarding the companies whose stock is listed on the stock exchange.

These financial statements were prepared under the assumption that the companies are operating and ongoing concerns, in accordance with the formats stipulated in the Civil Code for the balance sheet, income statement and contents of the notes to financial statements, with reference to legal provisions, which were interpreted and supplemented by accounting principles of Business Consultants and Accountants, and as necessary, by accounting principles recommended by the International Accounting Standard Committee - IASC - and referenced by CONSOB, and in accordance with the criteria stipulated by CONSOB regulations related to the preparation of financial statements.
The notes to financial statements provide all additional information considered necessary for the purposes of giving a true and accurate picture of the balance sheet, income statement and financial condition of the company.

The notes to financial statements and report on operations include a presentation of the information required by CONSOB Resolution No. 11971 of May 14, 1999 concerning the approval of the regulation on the provisions for implementing Legislative Decree No. 58 of February 24, 1998 with regard to issuers.

During the period under review, the company adopted the Euro as the money of account to replace the Lira, so that the financial statements closed as of December 31, 2001 have been prepared in Euro.

The report on operations also provides the information required on the basis of CONSOB recommendations contained in Notice No. 97001574 dated February 20, 1997 regarding company controls and Notice No. 98015375 dated February 27, 1998 with respect to information on transactions with related parties.

These financial statements were subject to a full audit, which was carried out in accordance with the principles stated by CONSOB. The audit was conducted by RECONTA ERNST & YOUNG S.p.A.

In line with the previsions of Article 2426 of the Civil Code, the valuation criteria used for the preparation of financial statements closed as of December 31, 2001 were not changed from the criteria used for the preparation of the financial statements closed as of December 31, 2000. During the fiscal year, following the application of accounting principle No. 29 of 2001, adjustments to estimates relating to previous periods, arising from greater or further information or more experience regarding the assumptions on which they were based, fall within the normal procedure for achieving an estimation and do not lead to showing extraordinary income elements.

It should be noted that in the preparation of these financial statements, the exceptions included in Article 2423 of the Civil Code were not made.

In accordance with Article 2426 of the Civil Code, the main valuation criteria used for the preparation of 2001 financial statements are as follows:

_Intangible fixed assets

These items are stated at purchase or production cost including ancillary charges and other directly allocable costs. They are amortised regularly in relation to their projected future economic life. If it is deemed that certain intangible assets have no future economic life, the remaining value is charged to the income statement.

Start-up and expansion costs and research and development costs that are applicable to two or more years are reported among assets, subject to the consent of the auditing firm. These costs are amortised over a period of five years. However, the costs incurred in 1998 in relation to the procedure of placing and listing shares on the stock exchange, which are reported under start-up and expansion costs, are amortised on a straight-line basis over three periods.

Advertising costs are fully allocated to period costs in the fiscal year when incurred.

_Tangible fixed assets

Tangible assets are stated in financial statements at purchase or internal production cost, or at the transfer cost based on the expert appraisal of the company's assets. Cost includes ancillary charges and the portion of all direct and indirect costs that can be reasonably allocated to the assets.

Plant assets under construction are stated in financial statements in the amount of direct costs incurred during the year, and are not depreciated since depreciation for these tangible assets commences at the time they become available and ready for use.

Tangible assets are regularly depreciated each fiscal year on a straight-line basis using economic and technical depreciation rates taken from the expert appraisal prepared for the purpose of the transfer of assets to AEM S.p.A., and deemed to be representative of the remaining potential to use the tangible assets. Furthermore, to avoid unjustifiable extra tax, if the economic and technical depreciation rates are lower than 50% of the maximum fiscal rates, the depreciation rate was adjusted to the minimum fiscally allowed.

The depreciation rates applied are shown in the section containing notes on assets. For additions made during the period, tangible assets were depreciated by applying 50% of the rate.

Accelerated depreciation, applied solely under tax laws in addition to the economic and technical depreciation, are directly attributed to a specific reserve in the net equity, calculated when allocating the period profits, that is, without going through the income statement. The relative deferred taxation on such depreciation is entered in the income statement.

Assets with a unit cost under € 516 are depreciated entirely in the period in which the purchase cost is incurred for such assets.

Freely transferable assets at the expiration of concessions are depreciated each period using the straight-line method on the basis of the remaining term of concessions, which are renewed for a further thirty years; this renewal was also taken into account for concessions already expired on the date these financial statements were prepared.

In the event there are changes in the useful life of assets, due to revisions of the original appraisal conditions resulting from company plans that call for the replacement of the assets, the tangible assets will be depreciated taking into account the remaining future life.

Contributions to plant assets, which are made in proportion to the cost of the tangible assets, are credited to the income statement gradually on the basis of the useful life of the assets they relate to. The posting method used stipulates that such contributions be directly allocated as a reduction of the assets to which they relate.
Ordinary maintenance costs are fully charged to the income statement; incremental maintenance costs are allocated to the assets to which they relate.

The method of accounting for leased assets complies with current financial statement regulations in Italy which permits the lessee companies to post lease fees paid to the income statement.

_Financial fixed assets

Financial assets, which consist of investments in subsidiaries, affiliates and other companies, are stated at cost, including ancillary charges; the value reported in financial statements is determined on the basis of the purchase or subscription price, or the value attributed to assets transferred. The cost is reduced for permanent losses of value in the event the companies owned have incurred losses for which no income is projected in the immediate future to absorb the losses.
This lower value is not maintained in future periods if the reasons for the adjustment no longer apply. The lower limit of value adjustments is reflected in the shareholders' equity of the companies or in the estimated sales value for those assets subject to negotiations for potential sale.

In the event of an addition to equity investments following an increase in dividend-paying capital, which is subscribed and paid-in by the parent company, the cost value to which the non-current equity investment is posted is increased by the amount corresponding to the cost incurred for the subscription.
In the event there is a reduction in authorised capital of the subsidiary due to losses, the value of the equity investment is reduced; if increases in capital are approved following the reduction of capital due to losses, the value of the equity investment is reduced and then restored in the amount corresponding to the capital increase made.
Equity investments with negative shareholders' equity at the end of the fiscal year are eliminated, and if the parent company deems it necessary to incur the cost of recapitalisation, a risk reserve is created in the amount equal to the stake in the negative shareholders' equity.

If the subsidiary prepares financial statements in a foreign currency, the valuation is carried out using the currency of the subsidiary's financial statements. Any loss in value is converted to Euro, using the historical exchange rate of incorporation for the cost of the subsidiary.
The historical exchange rate of incorporation may be modified only if there is a change in the exchange rate that would result in a permanent loss of value. In this event, the new exchange rate replaces historical exchange rates, and book value is written down as a result.

For the purposes of comparing book value with the fraction of shareholders' equity of the subsidiary, the shareholders' equity is converted to Euro using the exchange rate at the end of the fiscal year.

Equity investments to be sold within the following fiscal year are reported as financial assets not classified as non-current assets among current assets.

Fixed rate debt instruments that are to remain in the portfolio in the long term are stated at the transfer or purchase cost including ancillary charges. The cost is written down for any permanent losses in value.

Receivables included among financial assets are reported at their estimated realisable value.

Inventories are reported at the lower of purchase cost, including directly applicable ancillary costs, and estimated replacement cost determined from market values.
The cost is determined using the weighted average method. Market value is determined on the basis of the current cost of inventories on hand at the end of the fiscal year. The value of obsolete and slow-moving inventory on hand is written down in relation to the potential to use or sell such inventory by the creation of a special reserve for obsolete materials.

Pending contracts include multi-year orders and are valued on the basis of payments accrued with reasonable certainty using the percentage of completion method, determined by the relationship of costs incurred to total projected costs to complete the project. Any losses on orders that are estimated with a reasonable approximation are fully charged to the income statement in the fiscal year in which they become known. Pending contracts for orders lasting less than 1 year are valued at cost.

Receivables are reported at their estimated realisable value through the creation of special allowances. Receivables include billings, which are being collected, issued at the end of the fiscal year, and those to be issued, which, however, are related to supply and service arrangements applicable to the fiscal year under review. Accounts receivable related to customers subject to receivership proceedings or experiencing financial difficulties, for which it is of no use to initiate enforcement proceedings, are fully charged off, or to the extent to which the information obtained and pending procedures support the definitive inability to collect such receivables.

Receivables for financial transactions include receivables related to banks transferring securities for repurchase agreements, and receivables related to financial institutions for commercial credit policies; these receivables correspond to prices paid for these transactions. Receivables related to securities repurchase agreements may, as appropriate, include interest already accrued.
The interest related to these financial transactions, which is accrued during the period but not yet paid, is posted to accrued income.

Other receivables under current assets include assets in the form of advance tax payments, the determination of which is specified in the valuation criteria for taxes on current period income.

Securities and equity investments that are to be traded in the short term, or with a natural maturity in the following fiscal year, are valued at the lower of purchase cost, using the weighted average method, and market value at the end of the fiscal year. The cost value is restored if the reasons for previous write-downs no longer apply.

These items include portions of expenses and income applicable to two or more fiscal years, the amount of which varies over time, in order to comply with the accrual principle.

These reserves are created to cover losses or liabilities of a specific nature, the existence of which is certain or likely, and for which the amount or date of occurrence could not be determined at the end of the fiscal year. Provisions to these reserves reflect the best possible estimate on the basis of available information.
The tax reserve includes deferred tax liabilities, the determination of which is specified in the valuation criterion for taxes on current period income.

Risk reserves include the provision for the present value (which was estimated reasonably on the basis of actuarial and mathematical calculations) of payments in lieu of notice that are coming due and payable to employees entitled at the end of the fiscal year, who, at the time of the termination of their work relationship due to their retirement, are entitled to receive certain additional monthly payments. The reserve for specific risks also includes the provision for the present value (which was determined reasonably on the basis of actuarial and mathematical calculations) of amounts due to retired former employees who are entitled to the pension supplement paid by the Premungas fund, and amounts due to employees whose rights are coming due.

This reserve covers the accrued liability to all employees at the closing date of the financial statements. It is determined on the basis of the provisions of Law No. 297 of May 29, 1982 and includes the provisions for employee severance pay accrued for personnel on the payroll at the end of the year net of advances paid pursuant to Article 1 of the above law. This liability is subject to revaluation through the use of indices.

This entry also includes amounts due and payable, which are calculated at the time the necessary seniority is reached for a minimum pension, to employees entitled at the end of the fiscal year, and who, at the time of the termination of their work relationship due to retirement, are entitled to receive certain additional monthly payments, as stipulated in internal company agreements and the collective labour agreement.

These items are posted at nominal value.

Commitments include security provided directly and indirectly and security received, broken down by security deposits, guarantees and other security in an amount equal to the actual commitment, and collateral equal to the value of the right or asset provided as collateral.

Revenues and income are posted net of returns, discounts and allowances as well as taxes directly connected with the sale of products and services.
To be specific:

- revenues from the sale of power are recognised and posted when provided;

- service revenues are recognised on the basis of completed services and in accordance with related contracts. Revenues for pending contracts are recognised in proportion to the work completed;
- revenues from the sale of goods are recognised at the time title is transferred;
- connection fees are considered revenues from services provided during the period; accordingly, they are posted based on the accrual principle;
- capital subsidies are posted to financial statements at the time of collection, or if previously, at the time of receipt of the formal approval of disbursement. They are posted as a reduction of the value of the asset to which they are related, and are credited to the income statement in proportion to the depreciation of the asset to which they are related;
- expenses are posted in accordance with the accrual principle;
- financial income and expenses are recognised on the basis of the accrual principle;
- dividends from subsidiaries and affiliates are posted according to the accrual principle at the time the related dividend right goes into effect, even though this right may be exercised only from the date on which dividends are made available for payment.

Dividends from subsidiaries, in which the parent company has a dominant position at shareholders' meetings, are recorded in the fiscal year in which they accrue provided the draft financial statements for the parent company are approved by the board of directors of the latter following the approval of draft financial statements for subsidiaries. For tax purposes, dividends are recognised on a cash basis; the right to the related tax credit also goes into effect at the time dividends are collected.
If dividends are collected in a period following the period when posted to financial statements due to the accrual principle, the tax impact for the dividends is reported in the period when posted.

_Income taxes

Income taxes for the period are calculated on the basis of current laws, applying the rates in force, taking specific tax benefits into account.
Deferred taxes are calculated with regard to temporary differences in taxation and are posted to the deferred tax reserve, but only if the amount of such taxes reflects a charge. If a positive element emerges, an advanced tax payment item is recorded under assets and posted with other current asset receivables, but only if there is a reasonable certainty that there will be a taxable income not less than the amount of the differences which will be cancelled out, which led to the posting of advance taxes, in the periods in which the deductible temporary differences will be applied. The amount of advance taxes is reviewed yearly in order to assess that such reasonable certainty still continues for applying to future taxable incomes to an extent that the entire amount of prepaid taxes can be recovered.
No deferred tax asset or liability is calculated for those temporary differences for which there are no reasonable expectations that they will be cancelled out with a resulting payment or recovery of taxes.
Deferred tax assets and liabilities are reported using the equity method.
Deferred taxes are determined on the basis of tax rates in effect at the time of reporting temporary differences. In order to take into account the different tax rates applicable to different levels of income, deferred tax assets and liabilities are calculated using average expected rates for the periods in which the temporary differences will be reversed.
Any changes, resulting from modifications of taxes and/or tax rates, will be reported in the fiscal year in which the new provisions go into effect and will be actually applicable.
In order to calculate deferred tax assets, the tax benefit deriving from the future use of current or previous period tax losses can be taken into account, as long there exists a reasonable certainty of income which permits the recovery in the short term.

_Criteria for the conversion of entries in foreign currency

Receivables, debt and payables originally expressed in foreign currency are converted to Euro at the historical exchange rates in effect on the dates of the related transactions. Exchange differences realised at the time of paying debt and payables and collecting receivables in foreign currency are posted to the income statement. If the conversion of debt, payables and receivables in foreign currency, which was carried out on the basis of exchange rates in effect as of the date of the financial statements, results in a net loss, it is applied and reflected in the income statement. If, on the other hand, the conversion results in a net gain, this amount is shown under the income statement postings at the financial income item.



Financial statement items for the fiscal year ending December 31, 2001 are compared with the corresponding items for the financial statements of AEM S.p.A. closed on December 31, 2000 in accordance with current regulations contained in the Civil Code and applicable CONSOB regulations.

As of December 31, 2001 the balance sheet showed assets of € 2,415,770 thousand (€ 2,404,253 thousand at December 31, 2000) and liabilities of € 511,176 thousand; shareholders' equity totalled € 1,904,594 thousand.
Net income for the period was € 35,468 thousand.
Below is a breakdown of the main items of the balance sheet.

thousands of euro	12.31.2001	12.31.2000
Start-up and other capitalised expenses	1,037	1,551
Industrial patent and intellectual property rights	1,655	2,387
Concessions, licences, trademarks and similar rights	770	1,324
Work in progress	58	951
Other intangible assets	533	740
Total intangible assets	**4,053**	**6,953**

As of December 31, 2001, intangible assets totalled € 4,053 thousand (€ 6,953 thousand as of December 31, 2000), net of the portion of amortisation for the period of € 4,117 thousand, and were related to the capitalisation of costs covering several years as well as intangible assets such as:

Start-up and other capitalised expenses, which totalled € 1,037 thousand (€ 1,551 thousand as of December 31, 2000), related to the capitalisation of costs incurred to carrying out the corporate reorganisation process of AEM S.p.A. Such costs are amortised on a straight-line basis over 5 years;

Industrial patent rights and rights to use intellectual property, which totalled € 1,655 thousand (€ 2,387 thousand as of December 31, 2000), relates to the capitalisation of costs incurred for the acquisition of the SAP R/3 software. These costs are amortised on a straight-line basis over 3 years;

Concessions, licenses, trademarks and similar rights, which totalled € 770 thousand (€ 1,324 thousand as of December 31, 2000), included costs incurred to acquire application software, and are amortised on a straight-line basis over 3 years;

Intangible assets in process totalled € 58 thousand (€ 951 thousand as of December 31, 2000), and were for charges for the creation of new application software which is currently being completed;

Other intangible assets totalled € 533 thousand (€ 740 thousand as of December 31, 2000) and were for the design costs for the museum in the area of Bovisa, amortised on a straight-line basis over three years, as well as expenses related to leasehold improvements such as the costs for the maintenance on the building in Corso di Porta Vittoria, amortised on the basis of the duration of the sale and lease-back contract stipulated during the period.

The net decrease of € 2,900 thousand in this item as at December 31, 2001 from the same date a year earlier is due to the effect of the following items:

- investments of € 1,369 thousand made during the year;
- amortization of € 4,117 thousand during the year;
- the value of certain multiyear costs deducted of € 152 thousand.

The make-up of intangible assets and changes occurring during the fiscal year are shown in Attachment No. 1 to these notes to the financial statements.

_[illegible]

thousands of euro	12.31.2001	12.31.2000
Land and buildings	82,795	134,331
Plant and machinery	376,610	393,275
Industrial and commercial equipment	4,981	5,431
Other assets	11,133	11,237
Work in progress and advance payments	93,699	39,429
Total tangible assets	**569,218**	**583,703**

The gross amount of tangible assets can be seen in the following table:

thousands of euro	12.31.2001	12.31.2000
Gross value	686,093	676,357
Accumulated depreciation	(116,875)	(92,654)
Net value	**569,218**	**583,703**

Tangible assets, which were € 676,093 thousand before accumulated depreciation (€ 676,357 thousand as of December 31, 2000), increased by a net amount of € 9,736 thousand due to differences arising from:

- capital expenditures made and advance amounts paid to suppliers for constructing plant assets during the period, totalling € 64,506 thousand;
- the value of assets sold during the year totalling € 54,411 thousand;
- the capital contribution of € 359 thousand received, making a direct reduction of the value of the assets to which it refers.

_[illegible]

The capital expenditures made during 2001 primarily related to the following tangible assets:

_Land and buildings

a) Non-industrial land

Capital expenditures of € 24 thousand were made on the land by the South receiver station.

b) Non-industrial buildings

The capital expenditures totalled € 322 thousand and mostly refer to work done on the buildings of the rest home at Bormio, the shelter at Fusino, and on the small buildings for the North and South receiver stations.

c) Industrial land and buildings

Capital expenditures totalled € 2,327 thousand and concerned the work of renovating industrial buildings for the West receiver station at the Bovisa, Orobia and Canavese sites. There was also modernisation at the offices of Trento, Caracciolo and Gonin. Buildings were updated at the Cassano power plant and the buildings in Grosio.

_Plant and machinery

a) Production plants

Capital expenditures totalling € 914 thousand were made.

With regard to the hydroelectric production plants, the main work involved the plants at the Premadio, Stazzona and Grosio power plants and the work for expansion of the remote controlled system, for € 336 thousand.

Regarding the thermoelectric power plants, capital expenditures of € 578 were made, largely for the work of expanding of Group 1 from 75 mW at the Cassano d'Adda thermal power plant.

b) Electricity distribution networks

Work valued at € 1,467 thousand was completed.

The main activities involved the expansion of the medium and low voltage lines located in Valtellina and the digital networks for the site in Milan.

_Industrial and commercial equipment

New equipment was purchased and renovations were made to radio equipment for a total amount of € 491 thousand.

_Other assets

Furniture, furnishings and office equipment were bought. In addition, the plan to renovate the company's information systems continued.

The total of these capital expenditures was € 1,824 thousand.

_Transferable assets

Capital expenditures of € 128 thousand largely concerned the work for alterations to the loading tanks at the Lovero plant and the work on the sluice gates of the San Giacomo dam.

_Work in progress

a) Non-industrial buildings

These capital expenditures total € 1,029 thousand and concern refurbishment works on buildings in the Canavese area.

b) Industrial buildings

Capital expenditures of € 1,336 thousand were made, mainly pertaining to the work on the buildings in Piazza Po and the Bovisa area. Updating work was also carried out on the buildings of the Cassano power plant and the Premadio, Grosio and Stazzona buildings.

c) Production plants

The capital expenditures in building were € 22,879 thousand.

Regarding the hydroelectric power plants, the main work concerned the continuation of the installation of the fourth Group of the Grosio power plant and of the works for expanding the Premadio power plant, for a total amount of € 10,654 thousand.

Capital expenditures of € 12,225 thousand were made for the thermoelectric production plants, mostly concerning the repowering of Group 1 of the Cassano power plant.

d) Other assets

Capital expenditures of € 128 thousand were made for the development of some of the IT systems.

e) Advance payments

The advance payments of € 10,639 thousand for constructing tangible assets largely refer to the continuation of works for constructing Group 2 of the Cassano thermoelectric power plant.

f) Transferable assets

The main activity concerned the excavation work and construction of the sluice gates to create the new Viola Canal, totalling € 20,998 thousand.

Decreases in tangible assets which, net of accumulated depreciation, totalled € 53,703 thousand, refer to the sale of the building in Corso di Porta Vittoria 4, the sale of an alternator of Group 2 of the Cassano d'Adda thermoelectric power plant and some of the components of the Fraele plant, the elimination of PCs and office equipment, and for the sale of some vehicles.

thousands of euro	12.31.2001	12.31.2000
Accumulated depreciation	116,875	92,654

Following the provision for depreciation for the fiscal year of € 25,288 thousand, accumulated depreciation amounts to € 116,875 thousand and covers 19.7% of the value of operating plants as at December 31, 2001.

The depreciation of tangible assets was calculated on the basis of rates that correspond to economic and technical rates that are deemed to be representative of the remaining potential use and useful life of the tangible assets, as indicated in the expert appraisal prepared for the purpose of transferring the group of assets related to Azienda Energetica Municipale to AEM S.p.A.

The rates applied are as follows:

non-industrial land and buildings	2.5% - 10.0%
industrial land and buildings	1.0% - 27.9%
production plants	2.0% - 25.0%
transformer stations	4.0% - 25.0%
distribution networks	1.4% - 11.1%
manufacturing and commercial equipment	3.3% - 16.7%
furniture and furnishings	10.0% - 20.0%
electric and electronic office equipment	10.0% - 16.7%
vehicles	10.0% - 25.0%

It is pointed out that, in order to avoid unwarranted taxation, if the economic and technical rates were below 50% of the maximum tax rate, the depreciation rate was adjusted to the minimum limit allowed under tax laws. Had only the economical and technical rates had been applied, the depreciation would have been lower by € 1,270 thousand and so the effect on the profits and equity net of the tax effect would have been higher by € 759 thousand.

In addition to the depreciation for the period, accelerated depreciation is also calculated (at € 4,386 thousand) which is purely through the application of tax laws. In order to assess this accelerated depreciation, the method recommended by accounting principles is followed whereby it is not posted in the income statement, but directly entered in a reserve of the balance sheet when profits are distributed.

To comply with the accruals principle, deferred taxes on accelerated depreciation are shown in the income statement for the period, solely deducted at the time of completing the income tax returns.

At the expiration of the concession, freely transferable assets are depreciated on the basis of the duration of the concessions renewed for a further thirty years; this renewal was also taken into account for concessions that had already expired on the preparation date of these financial statements.

The decision to depreciate freely transferable assets on the basis of the duration of concessions, which were renewed for a further thirty years, was based on the fact that this period of time is an appropriate representation of the useful life attributed by experts to transferable plant assets at the time of determining the original capital, and it is supported by current regulations. In fact, there are specific regulations that call for the automatic renewal of concessions related to hydroelectric plants up to a maximum of sixty years for major diversions of public water to be used for driving power, and thirty years for minor diversions (Law No. 102 of May 2, 1990, better known as the Valtellina Law). The Bersani Decree No. 79/1999 also calls for the ability to renew hydroelectric concessions for thirty years from the expiration date, provided that the grantor of the concession presents a plan to improve the productivity of the plant.

Bearing in mind that the concessions for the transferable plant assets of AEM S.p.A., which are all located in Valtellina, almost exclusively involved major diversions of public water, it was decided, on the basis of the prudence principle, to consider the concessions to be automatically renewable for a further thirty years from the expiration date of the concessions.

Tangible assets affected by changes in useful life due to revisions in the original conditions for estimating the remaining potential usage resulting from company plans calling for the replacement of these assets, were depreciated taking into account the remaining future usage.

It should also be noted that no financial expenses were capitalised during the fiscal year under review.

A summary table was prepared for "Tangible assets" (Attachment No. 2 to the notes to financial statements) which indicates, for each item, the beginning amount, changes during the period, and the ending balance of tangible assets and related accumulated depreciation.

_B III 1) Equity investments

thousands of euro	12.31.2001	12.31.2000
Investments in subsidiaries	1,391,891	1,391,643
Investments in affiliates	85,118	38,370
Investments in other companies	21,377	48,428
Total equity investments	**1,498,386**	**1,478,441**

B III 1 a) Investments in subsidiaries

This item totalled € 1,391,891 thousand (€ 1,391,643 thousand in 2000) with an increase of € 248 thousand over the period ending December 31, 2000.

The following table shows the composition and changes during the period:

Investments in subsidiaries thousands of euro	Historic cost	Revaluations	Write-downs	Changes in value	Net value
Values at 12.31.2000	**1,391,643**	**–**	**–**	**–**	**1,391,643**
Changes in 2001:					
– changes in share capital	–	–	–	–	–
– purchases	151	–	–	–	151
– contributions	–	–	–	–	–
– subscriptions	99	–	–	–	99
– disposals	(2)	–	–	–	(2)
– write-downs	–	–	–	–	–
Total changes in 2001	**248**	**–**	**–**	**–**	**248**
Values at 12.31.2001	**1,391,891**	**–**	**–**	**–**	**1,391,891**

At the end of the fiscal year, investments in directly held subsidiaries were as follows:

- AEM Trasmissione S.p.A.

The equity investment totals € 77,566 thousand representing 99.9% of authorised capital. The amount shown in the financial statements, calculated according to the cost method, appears lower than the corresponding fraction of the shareholders' equity of the company by € 1,558 thousand due to the positive performance of the company which closed the year with a net income of € 1,486 thousand and an overall shareholders' equity of € 9,132 thousand;

- AEM Elettricità S.p.A.

This equity investment totals € 568,205 thousand and represents 99.9% of the company's authorised capital. At December 31, 2001, the net income for the period amounted to € 9,026 thousand and the overall shareholders' equity was € 579,606 thousand. This amount is € 11,344 thousand higher than the amount posted for the equity investment in the financial statements of AEM S.p.A. The increase in the amount is due to the favourable operating earnings generated during the during the 2001 period;

- AEM Gas S.p.A.

This equity investment total € 702,482 thousand and represents 99.99% of the company's authorised capital. The percentage held has not changed even though, during the period, 3,500 shares were transferred to Metropolitana Milanese S.p.A. The amount posted in the financial statements, determined using the cost method, is € 4,503 thousand lower than the fraction of the company's shareholders' equity held resulting from the positive operations of the company which closed the period under review with net income of € 5,183 thousand and total shareholders' equity of € 707,055 thousand;

- AEM Energia S.p.A.

The equity investment totals € 104 thousand, representing 99.99% of the authorised capital of the company. During the period, AEM S.p.A. acquired 1,999 shares from Metropolitana Milanese S.p.A., so that the percentage held has risen from 99% to 99.99%. At December 31, 2001 the net income for the period totalled € 1,452 thousand and the overall shareholders' equity € 1,560 thousand. This amount is € 1,457 thousand higher than the equity investment posted in the financial statements of AEM S.p.A. as a result of the favourable operating earnings generated during the year;

- Metroweb S.p.A.

The equity investment of € 13,461 thousand in the subsidiary company Metroweb S.p.A. is unchanged from the financial statements of the previous year, and represents 67.16% of the authorised capital.

The 2001 period shows a net income of € 6,241 thousand and the shareholders' equity, at December 31, 2001, therefore stood at € 26,577 thousand. The book value of the equity investment, which was determined using the cost method, is € 4,389 thousand lower than the fraction of the company's shareholders' equity held;

- AEM Service S.r.l.

The equity investment totals € 12,405 thousand and represents 100% of the company's authorised capital. The 2001 period shows a net income of € 820 thousand, while the shareholders' equity, at December 31, 2001 totalled € 13,169 thousand. As a result, the book value of the equity investment, which was determined using the cost method, is € 764 thousand lower than the fraction of the company's shareholders' equity held;

- Serenissima Gas S.p.A.

The equity investment totals € 17,421 thousand and represents 71.4% of the authorised capital (net of own shares, the amount held being 79.4%). The company's authorised capital is € 1,082 thousand made up of 1,040 thousand shares with a nominal value of € 1.04 each. At the moment of purchasing, a greater value was paid for the purposes of goodwill – € 22.05 per share – in relation to the ownership of seven concessions for the distribution of natural gas, of which one in Lombardy, four in Veneto, and two in Friuli Venezia Giulia.

From January 1, 2001, Serenissima Gas S.p.A. merged with its parent company Triveneta Gas S.p.A. Serenissima Gas S.p.A. controls the company S.ENE.CA S.r.l. being liquidated. The company closed the 2001 period with a net income of € 1,865 thousand;

- AEM Trading S.r.l.

The equity investment totals € 99 thousand and represents 100% of the company's authorised capital. The company was founded on March 15, 2001 and became operative from October 1, 2001 with the aim of taking advantage of the opportunities provided by the deregulation of the electricity market which will result in the creation of an Electricity Exchange in which operators can concentrate their sale and purchase offers. On December 31, 2001, net income for the period totalled € 3,176 thousand and total shareholders' equity was € 3,275 thousand. This amount is € 3,176 thousand higher than the equity investment posted in the financial statements of AEM S.p.A. as a result of the favourable operating earnings generated in the last quarter of 2001;

- Zincar S.r.l.

The equity investment totals € 149 thousand and is inclusive of the coverage by € 49 thousand of losses in previous periods. During 2001, AEM S.p.A. acquired the remaining 51% of the authorised capital from Edison Termoelettrica S.p.A. thereby becoming the sole shareholder with 100% of the company's authorised capital equalling € 100 thousand. At

December 31, 2001, net income for the period totalled € 71 thousand and total shareholders' equity was € 184 thousand. This amount is € 35 thousand higher than the equity investment posted in the financial statements of AEM S.p.A. as a result of the favourable operating earnings generated in the company's first year.

B III 1 b) Investments in affiliates

Investments in affiliates are evaluated using the cost method.

The following table shows the make up and changes in these investments during the fiscal year:

Investments in affiliates - thousands of euro	Historic cost	Revaluations	Write downs	Changes in value	Net value
Values at 12.31.2000	**38,370**	**-**	**-**	**-**	**38,370**
Changes in 2001:					
- changes in share capital	44,638	-	-	-	44,638
- acquisitions	20	-	-	-	20
- contributions	-	-	-	-	-
- subscriptions	2,980	-	-	-	2,980
- disposals	-	-	-	-	-
- write-downs	-	-	(186)	-	(186)
- reclassifications	(704)	-	-	-	(704)
Total changes in 2001	**46,934**	**-**	**(186)**	**-**	**46,748**
Values at 12.31.2001	**85,304**	**-**	**(186)**	**-**	**85,118**

The main changes in the period concerned:

€ 5,168 thousand to subscribe the increase in capital of the affiliate Mestni Plinovoodi d.o.o. in May 2001;

€ 39,470 thousand to subscribe the increase in capital in the affiliate Fastweb S.p.A. It is pointed out that AEM S.p.A. only partially subscribed the capital increase, in relation to the financial commitments foreseen for the development of the core business;

€ 20 thousand for the purchase of 39 thousand shares in affiliate Fastweb S.p.A.;

€ 1,580 thousand to subscribe 30% in the consortium fund of Consorzio 3A;

€ 646 thousand in payment of 25% of the consortium fund of Consorzio Italpower (in liquidation) set up with ACEA S.p.A., AEM di Torino S.p.A. and ATEL in order to take part in the bidding for the acquisition of Elettrogen, an electricity generating company (GENCO) which ENEL S.p.A. sold as required by the Bersani Decree. The bidding was finally won by a competitor company;

€ 487 thousand, corresponding to seven-tenths of the authorised capital in Electrone S.p.A. (€ 263 thousand) and Plurigas S.p.A. (€ 224 thousand);

€ 81 thousand for AEM S.p.A.'s quota – equalling 49% of the authorised capital totalling € 100 thousand – in the company e-UTILE S.p.A. including ancillary constitution costs.

Write-downs of € 186 thousand are represented by the writing down of the equity investment in Italpower S.p.A. which was set up for the already mentioned Elettrogen bidding, and put into liquidation during 2001.

The reclassifications of € 704 thousand refer to the € 98 thousand investment in Zincar S.r.l which is fully consolidated, and to the € 606 thousand investment in Laritel S.r.l. The percentage held in Laritel S.r.l. has dropped from 30% to 6.19% due to AEM S.p.A. not subscribing to the increase in capital in this company during 2001.

B III 1 d) Investments in other companies

Investments in other companies totalled € 21,377 thousand (€ 48,428 thousand in the 2000 period), representing a decrease of € 27,051 thousand over the financial statements closed on December 31, 2000, as shown in detail in the following table:

Investments in other companies - thousands of euro	Historic cost	Revaluations	Write-downs	Changes in value	Net value
Values at 12.31.2000	**48,428**	**-**	**-**	**-**	**48,428**
Changes in 2001:					
- changes in share capital	-	-	-	-	-
- purchases	12,189	-	-	-	12,189
- contributions	-	-	-	-	-
- subscriptions	25	-	-	-	25
- disposals	(48)	-	-	-	(48)
- write-downs	-	-	(8,803)	-	(8,803)
- reclassifications	(30,414)	-	-	-	(30,414)
Total changes in 2001	**(18,248)**	**-**	**(8,803)**	**-**	**(27,051)**
Values at 12.31.2001	**30,180**	**-**	**(8,803)**	**-**	**21,377**

The main changes in the period concerned:

- € 8,198 thousand for the write-down of the investment in the company e.BISCOM, prudentially applied to align the historic cost with the average arithmetic value of the market in the second half of 2001 with a view to recovering the cost sustained in the medium term period;
- € 31,020 thousand for the reclassification to current assets, and subsequent sale, of the equity investment in Montedison S.p.A.;
- € 11,315 thousand for the purchase of shares in AEM di Torino S.p.A.;
- *€ 874 thousand for the purchase of shares in ASM di Sondrio;*
- € 48 thousand for the sale of a quota of the authorised capital of the company Emittenti Titoli S.p.A.;
- € 25 thousand to subscribe 16.66% in the consortium fund of Consorzio Milanosistema;
- € 1 thousand net after the reclassification in this item of the equity investment in Laritel S.r.l., for € 606 thousand, and the write-down of the same investment by € 605 thousand.

For the equity investments in subsidiary and affiliated companies, a special summary table (Attachment No. 3 to the notes to financial statements) has been prepared showing, for each type of investment, the situation at the beginning and end of the period, the changes during the period, any write-downs or revaluations made during the period. In accordance with the provisions of Clause 5 of Article 2427 of the Civil Code, a list of investments in subsidiaries and affiliates and other companies (Attachment No. 4 to the notes to financial statements) is attached to these notes to financial statements. In addition, as stipulated in Article 126 of CONSOB Resolution No. 11971 of May 14, 1999, a table on principal equity investments (Attachment No. 5) is attached to these notes to financial statements.

thousands of euro	12.31.2001	12.31.2000
Affiliate receivables	1,166	**2,477**
of which:		
due after one year	1,166	2,408
due within one year	-	69
Receivable from others	3,617	**3,963**
of which:		
due after one year	3,490	3,807
due within one year	127	156

The item under review includes outstanding medium and long-term receivables as of December 31, 2001 totalling € 4,783 thousand (€ 6,440 thousand as of December 31, 2000). This item is made up of:

- affiliate receivables of € 1,166 thousand (€ 2,477 thousand as of December 31, 2000) referring to the first seven *tranches* of the loan granted to the affiliate Alagaz S.p.A. in order to develop the "Metanizzazione di Porgolovo" project in St. Petersburg, free of interest up to January 1, 2002; affiliate receivables show a decrease of € 1,311 thousand as a result of the repayment of loans granted to the affiliate Mestni Plinovodi d.o.o.;
- other receivables totalled € 3,617 thousand (€ 3,963 thousand as of December 31, 2000) broken down as follows:
  - € 296 thousand for staff receivables, of which € 127 thousand, for employee loans, is due within the following period. This amount dropped € 93 thousand from the prior period due to fewer loans granted and for loans paid back during the period;
  - € 469 thousand for security deposits (€ 461 thousand as of December 31, 2000);
  - € 2,852 thousand of tax credits for the advance payment of IRPEF [individual income taxes] (€ 3,112 thousand as of December 31, 2000), applied to severance pay accrued for employees on the payroll at the end of fiscal year 1997 and paid to tax authorities, in part in July and in part at the end of November 1998, as set forth in tax regulations in effect from 1997. These credits are re-valued at the end of each fiscal year in accordance with the criteria set forth in Article 2120 of the Civil Code. The financial income resulting from the revaluation is posted to the income statement under other financial income. This item decreased € 260 thousand from the prior period, due to the use for payment of the withholdings on severance payments starting from January 1, 2001 (€ 348 thousand), partly compensated by the revaluation relating to the 2001 period of € 88 thousand.

Changes during the fiscal year and maturities for these receivables are shown in the following table:

thousands of euro	Amounts at 12.31.2000	Changes in the period	Amounts at 12.31.2001	Receivables due Within the subsequent period	Receivables due After the subsequent period up to the 5th	Receivables due After the 5th period
Affiliate receivables	**2,477**	**(1,311)**	**1,166**	**–**	**1,166**	**–**
Other receivables						
– personnel receivables	390	(94)	296	127	169	–
– security deposits	461	8	469	–	469	–
– tax receivables	3,112	(260)	2,852	–	2,852	–
Total	**6,440**	**(1,657)**	**4,783**	**127**	**4,656**	**–**

It should be noted that no write-downs were applied to non-current receivables since it is believed that they will be collected in full.

_B III 3) Other securities

thousands of euro	12.31.2001	12.31.2000
Other securities	78	78

As of December 31, 2001, this item totalled € 78 thousand, unchanged from a year earlier, and was for government securities or securities guaranteed by the government that mature after the following period, and that AEM S.p.A. intends to hold until their natural maturity.
During the fiscal year, no adjustments were made for permanent losses of value.

_C) Current assets

_C I) Inventories

thousands of euro	12.31.2001	12.31.2000
Inventories	16,647	18,195

As of December 31, 2001 the composition and changes in inventories from the prior period were as follows:

thousands of euro	Amounts at 12.31.2000	Period changes	Amounts at 12.31.2001
Materials and fuels:			
- materials and equipment	8,602	(301)	8,301
- obsolescence provision	(1,390)	(43)	(1,433)
	7,212	(344)	6,868
- fuels	1,342	1,603	2,945
- other inventory on hand	3	(3)	-
Total materials and fuels	**8,557**	**1,256**	**9,813**
Work in progress contracts	9,135	(2,301)	6,834
Advance payments	435	(435)	-
Travelling goods	68	(68)	-
Total	**18,195**	**(1,548)**	**16,647**

Changes in reserves posted as an adjustment to the amounts of inventories were as follows:

thousands of euro	Amount at 12.31.2000	Allocation	Use	Other changes	Amounts at 12.31.2001
Obsolescence provision	1,390	300	(257)	-	1,433

Inventories of materials and fuel totalling € 9,813 thousand increased € 1,256 thousand from December 31, 2000, largely due to the increase in fuel inventories and partly compensated by the reduction in inventories of materials and devices.
The amount reported for inventories of materials was adjusted to the current value with the reserve for obsolescence.
This reserve, which at the end of the fiscal year totalled € 1,433 thousand (€ 1,390 thousand as of December 31, 2000), is created in order to write-down materials that move slowly over the medium term as well as those considered obsolete. In 2001, a provision was made to this reserve of € 300 thousand after classifying certain materials on hand as obsolete. At the same time, to cover the elimination of certain warehoused materials that were already considered obsolete, the reserve was used to the extent of € 257 thousand.
The adjustment of the average weighted cost of inventories of materials and fuel to market values was applied directly to the ending value of inventories on hand without making a provision to the reserve for price fluctuations.
It should also be noted that the cost of materials on hand calculated using the weighted average method, does not differ substantially from the current value at the end of the fiscal year. In fact, this value is € 198 thousand higher than the value reported in financial statements as of December 31, 2001.
At the end of the period, pending projects totalled € 6,834 thousand (€ 9,135 thousand at the end of the prior period). This item includes work in process assigned by the Municipality of Milan to AEM involving the refurbishing and expansion of city lighting fixtures and traffic signals. This work, which is reported at cost, inasmuch as it will be completed in a single year, includes the accrued value of the project as of December 31, 2001, which has not yet been invoiced to the municipality.

At the end of the period, advance payments and travelling goods were nil.

_Receivables for sales and services

thousands of euro	12.31.2001	12.31.2000
Receivables for sales and services	12,221	23,443

This item, which totalled € 12,221 thousand net of write-downs (€ 23,443 thousand as of December 31, 2000), was payable entirely within the following period, and can be broken down as follows:

thousands of euro	Amounts at 12.31.2000	Changes in the period	Amounts at 12.31.2001	Receivables due: Within the subsequent period	Receivables due: After the subsequent period up to the 5th	Receivables due: After the 5th period
Receivables for the sale of power	9	(6)	3	3	–	–
Receivables for the sale of power, invoices to be issued	–	–	–	–	–	–
Total receivables for sales	**9**	**(6)**	**3**	**3**	**–**	**–**
Receivables for services	9,152	(5,016)	4,136	4,136	–	–
Receivables for services, invoices to be issued	14,584	(5,821)	8,763	8,763	–	–
Total receivables for services	**23,736**	**(10,837)**	**12,899**	**12,899**	**–**	**–**
Allowance for doubtful receivables	**(302)**	**(379)**	**(681)**	**(681)**	**–**	**–**
Total	**23,443**	**(11,222)**	**12,221**	**12,221**	**–**	**–**

Changes in allowances offsetting the amount of receivables for sales of power and services are detailed in the following table:

thousands of euro	Amount at 12.31.2000	Allocation	Use	Other changes	Amounts at 12.31.2001
Allowance for doubtful receivables from users and customers	302	379	–	–	681

Receivables for the sale of power, which totalled € 3 thousand, solely concern amounts receivable from tied users in Valtellina.

Receivables for services, which totalled € 12,899 thousand (€ 23,736 thousand as of December 31, 2000), were primarily for receivables related to ASM Brescia S.p.A. for serv-

ices involving the management of the Cassano d'Adda thermoelectric power plant, third party receivables for miscellaneous services, and receivables related to ENEL for the assessment of the counter-value of power exchanged during the year, as well as receivables related to the national corporation called *Gestore Rete Trasmissione Nazionale* (GRTN) for income from vectoring of electricity.
As of December 31, 2001 the allowance for doubtful receivables totalled € 681 thousand, an increase of € 379 thousand as a result of allocations during the period to the limits permitted by tax law and justified in civil terms, to adjust the receivables from users and customers to their estimated realisable value.

_Subsidiary receivables

thousands of euro	12.31.2001	12.31.2000
Subsidiary receivables	157,915	90,871

As of December 31, 2001 these receivables totalled € 157,915 thousand (€ 90,871 thousand as of December 31, 2000), broken down as follows:

thousands of euro	Amount at 12.31.2000	Other changes	Amounts at 12.31.2001
Trade receivables	53,687	7,843	61,530
Financial receivables resulting from the inter-group current account relationship	24,934	57,389	82,323
Receivables from dividends	12,250	2,119	14,369
Allowance for doubtful receivables from subsidiaries	-	(307)	(307)
Total subsidiary receivables	**90,871**	**67,044**	**157,915**

The trade receivables of € 61,530 thousand (€ 53,687 thousand as of December 31, 2000) refer to services provided, the sale of electricity, the sale of materials, for receivable rents, from the renting of the electricity generating plant to AEM Trading S.r.l. interest accrued on inter-group current accounts which AEM S.p.A. has charged to the subsidiary companies. Compared to the figures at the end of December 2000, these receivables have increased by € 7,843 thousand, largely because of increases in receivables for rental of the electricity generating plants to the subsidiary AEM Trading S.r.l., partly compensated by a reduction in receivables from sales of electricity.
The trade receivables, calculated as part of the Group relationships, arising from the process of corporate reorganisation, are regulated on the basis of contracts stipulated between the subsidiaries and the parent company.
Financial receivables for current account relationships were € 82,323 thousand (€ 24,934 thousand at December 31, 2000), and were related to the balance of the inter-group current account maintained by the parent company, AEM S.p.A., with all subsidiaries except Metroweb S.p.A., which is used for the settlement of financial transactions carried out on behalf of, and authorised by subsidiaries. This current account relationship, which is a part of centralised treasury management at Group level, is delineated in a specific contract entered into by the parties. The rate applied to this current account relationship is in line with normal market conditions. The lending rate is three-month Euribor plus 0.2 percentage points applied with value starting the first day of each quarter, while the borrowing

rate applied is three-month Euribor less 0.2 percentage points, applied under the same conditions as the lending rate.
These financial receivables show an increase of € 57,389 thousand since the end of 2000 due to increased regulated current account operations carried out during 2001 by the subsidiaries.
The receivables for dividends, of € 14,369 thousand, refer to dividends regarding the 2001 period of the subsidiary companies AEM Elettricità S.p.A., AEM Energia S.p.A., AEM Trasmissione S.p.A., AEM Gas S.p.A., AEM Service S.r.l., AEM Trading S.r.l. and Serenissima Gas S.p.A. shown in the financial statements by the accruals method. It is pointed out that there has also been posted the relative tax credit for these dividends.

_Affiliate receivables

thousands of euro	12.31.2001	12.31.2000
Affiliate receivables	1,296	2,415

This item amounts to € 1,296 thousand (€ 2,415 thousand at December 31, 2000) net of € 19 thousand write-downs. This item is made up of receivables for supplies and services already invoiced and receivables for supplies and services to be invoiced. Affiliate receivables largely concern receivables from Fastweb S.p.A., Malpensa Energia S.r.l., Società Servizi Valdisotto S.p.A., Consorzio Italpower and Plurigas S.p.A. Affiliate receivables are primarily the result of commercial relationships and are all due within the following period, and relate to the sale of power, materials and devices and miscellaneous services provided for affiliate companies, and to rents receivable. Compared to the previous period, at December 31, 2001 these fell by € 1,119 thousand mostly due to the decrease in receivables from Fastweb S.p.A. for provision of services.
As of December 31, 2001, the allowance for doubtful receivables totalled € 19 thousand as a result of allocations during the period to the limits permitted by tax law and justified in civil terms, to adjust the receivables from affiliates to the estimated realisable value.

_Parent Company receivables (Municipality of Milan)

thousands of euro	12.31.2001	12.31.2000
Parent Company receivables (Municipality of Milan)	41,338	25,028

As of December 31, 2001 this item totalled € 41,338 thousand, net of € 334 thousand as an allowance for doubtful receivables. Gross of write-downs, these receivables totalled € 41,672 thousand, of which € 8,064 thousand for services and supplies already invoiced and € 33,608 thousand in receivables related to invoices to be issued.
The receivables related to the Municipality of Milan primarily concern goods and services provided for the management of public lighting fixtures and the network of city traffic lights. This item increased by € 16,310 thousand from the financial statements as of December 31, 2000 due primarily to the increase in services provided during the period with respect to the progressive completion of the urban lighting plan awarded by the Municipality of Milan to AEM S.p.A. at the end of 1998 and to the completion of subsequent urban plans approved by the Municipality.

The allowance for doubtful receivables totalled € 244 thousand as a result of allocations during the period to the limits permitted by tax law and justified in civil terms, to adjust the receivables from the Municipality of Milan to their estimated realisable value.

_Other receivables

thousands of euro	12.31.2001	12.31.2000
Other receivables	31,426	**127,707**
of which:		
– Electricity Equalization Fund	5,785	13,159
– receivables for financial transactions	–	69,890
– advance payments - suppliers	182	1,436
– personnel receivables	56	57
– other receivables	25,403	43,165

This item totalled € 31,426 thousand (€ 127,707 thousand as of December 31, 2000) and refers to the following:

€ 5,785 thousand, net of write-downs of € 95 thousand, for receivables related to the Equalisation Fund for the Electricity Industry [CCSE], referring to both the contribution towards thermal charges that have not yet been paid by that agency, and to the contribution towards the production of electricity for the tied market (Authority's resolution No. 205/99); compared to the end of the previous fiscal year, these receivables have reduced by € 7,374 thousand largely because of the abolition of the thermal charge paid by the CCSE as of January 1, 2001, as required by the Italian Electricity and Gas Authority's resolution No. 230/00;

receivables for financial operations up to December 31, 2001 stand at zero. This decrease since a year earlier is due to the lower level of liquid assets available for financial operations in the latter part of the year;

€ 182 thousand, a decrease of € 1,254 thousand since the previous period, for advance payments made during the period to suppliers of both contracts and work – largely related to the development of the urban lighting plan – and for professional services;

€ 56 thousand for staff receivables (€ 57 thousand in the previous period);

€ 25,403 thousand for miscellaneous receivables (€ 43,165 thousand at December 31, 2000).

This entry was primarily for receivables related to third parties for compensation resulting from the damage caused to plant assets, as well as tax credits and social security receivables.

Included in the tax receivables there are the tax credits on the dividends which will be distributed by the subsidiary companies, amounting to € 15,277 thousand. Also entered, at € 2,359 thousand, are the receivables related to IRPEG and IRAP deferred tax assets – deriving from temporary differences between the net income as per the financial statements and the taxable income – which will be returned in future periods, as well as receivables for IRPEG for the current period.

The decrease of € 17,762 thousand compared to December 31, 2000, is mostly due to the € 20,869 thousand reduction in VAT credit, partly compensated by an increase in tax credits of € 7,832 thousand on dividends.

Third party receivables for the compensation of damage caused to plant assets, which totalled € 1,797 thousand, were adjusted by specific risk reserves of € 341 thousand (unchanged from the prior period) and by the allowance for doubtful receivables for compensation of damages of € 8 thousand in order to reflect the actual potential for collection.

Changes in reserves adjusting the value of other receivables are shown below:

thousands of euro	Amount at 12.31.2000	Allocation	Use	Other changes	Amounts at 12.31.2001
Reserve for specific risks as a reduction to third party receivables for the compensation of damages	341	–	–	–	341
Allowance for doubtful receivables for compensation of damages	–	8	–	–	8
Allowance for doubtful receivables from others	66	29	–	–	95

The receivables relating to deferred tax assets will be collectible at the moment that the temporary differences generating them are reversed. The remaining other receivables are due to be paid within the subsequent period.

_C III) Financial assets not classified as fixed assets

_Other equity investments

thousands of euro	12.31.2001	12.31.2000
Other equity investments	–	6,721

As of December 31, 2001, this item showed a zero figure since the company sold all its shares in ACSM S.p.A. di Como and in Montedison S.p.A. during 2001, resulting in a capital gain of € 3,741 thousand entered in the income statement under financial income.

_Other securities

thousands of euro	12.31.2001	12.31.2000
Other securities	3	3,003

As of December 31, 2001, this item totalled € 3 thousand (€ 3,003 thousand as of December 31, 2000) and was for fixed return bonds. The decrease of € 3,000 thousand from December 31, 2000 was due to the sale of all the Lavoro Bank Overseas bonds. At the end of the period there were no adjustments made to value.

_C IV) Cash and cash equivalent

_Bank and post office deposits

thousands of euro	12.31.2001	12.31.2000
Bank and post office deposits	16,762	14,103

Liquid assets in current accounts as of December 31, 2001 were € 16,762 thousand representing an increase of € 2,659 thousand compared to the end of fiscal year 2000. Bank deposits included interest accrued but not yet credited at the end of the period.

_Cash and cash equivalents on hand

thousands of euro	12.31.2001	12.31.2000
Cash and cash equivalents on hand	145	298

Total cash balances that had not been deposited to current accounts at banks were € 145 thousand as of December 31, 2001.

thousands of euro	12.31.2001	12.31.2000
Accrued income and prepaid expense	61,499	16,854

This item was reported at € 61,499 thousand and was for amounts paid towards future payables as well as of fees that relate to future periods. These items increased by € 44,645 thousand from the figure of December 31, 2000. This was largely due to having recorded the fees, pertaining to future periods, relating to the sale and leaseback agreement for the company property in Corso di Porta Vittoria, in Milan, entered into by the company during the period. These lease payments were invoiced prior to the commencement of the agreement for the entire lease payment. Accounting of lease contracts permits the posting of fees to the income statement, as noted in the section on valuation criteria. Had the sale and lease back operations been posted using the finance method, the net income for the period would have been € 2,867 thousand higher, net of the relative tax impact, and the shareholders' equity would have been € 3,737 thousand higher net of the relative tax impact.

The composition and changes that occurred in this item during the year are reported in the following table:

thousands of euro	Amounts at 12.31.2000	Changes during the period	Amounts at 12.31.2001
Accrued income:			
– interest on financial transactions	309	(309)	–
Total accrued income	**309**	**(309)**	
Prepaid expenses:			
– invoicing related to the subsequent period	15,385	45,360	60,745
– payments during the year related to the subsequent period	1,160	(406)	754
Total prepaid expenses	**16,545**	**44,954**	**61,499**
Total	**16,854**	**44,645**	**61,499**

_A) Shareholders' equity

The composition of shareholders' equity is detailed below:

thousands of euro	12.31.2001	12.31.2000
Share Capital	936,025	929,647
Legal reserve	64,039	62,555
Other reserves	869,062	921,610
Net income	35,468	29,683
Total shareholder's equity	**1,904,594**	**1,943,495**

_A.I) Share Capital

As of December 31, 2001, capital stock totalled € 936,025 thousand. On July 25, 2001, the capital was converted to Euro and comprises 1,800,047,400 shares with a par value of € 0.52 each. The difference of € 6,378 thousand was drawn from the Extraordinary reserve.

It should be noted that earnings per share, which is obtained from the ratio of net income for the period to the number of ordinary shares in circulation during the year, were approximately € 0.02 (€ 0.016 for the prior period).

_A.IV) Legal reserve

As of December 31, 2001, this item totalled € 64,039 thousand. The increase of € 1,484 thousand over the period ended December 31, 2000 is due to the 5% allocation of net income from the prior period as required by Article 2430 of the Civil Code.

_A.VII) Other reserves

_Extraordinary reserve

This item totalled € 865,568 thousand (€ 921,610 thousand as of December 31, 2000) as was made up as follows:

- € 849,420 thousand (€ 905,462 thousand at the end of the prior period) for the provision to this reserve of a portion of undistributed income from previous periods.

The decrease of € 56,042 thousand is attributable to both the use of € 6,378 thousand for the increase in authorised capital as a result of converting to Euro, and to the distribution to shareholders, as a supplement to the dividend for the 2000 period, of € 61,357 thousand drawn from the extraordinary reserve funded by income produced during the moratorium period in 1999, partly compensated by the allocation of part of the net income from the 2000 period of € 11,693 thousand.

During the 2001 period, a portion (€ 69,859 thousand) of that reserve allocated to cover transfer capital gains generated in the 1999 period became available, due to the depreciation of non-current assets which were posted to the financial statements of AEM Trasmissione S.p.A., AEM Elettricità S.p.A. and AEM Gas S.p.A. in the 2001 period.

The extraordinary reserve, which was funded by income produced during the moratorium period, will never be subject to taxation in the event of future distributions pursuant to the provisions of Paragraph 73, Article 3 of Law 549/1995, which treats them as capital distributions, and as a result, they do not entitle recipients to any tax credits;

€ 16,148 thousand from the excess reported in reserves for specific risks, which occurred in fiscal year 1997. These reserves were funded by making full use of additional paid-in capital that resulted from the transformation of the municipal power company into a corporation.

_Accelerated depreciation reserve

This totals € 3,491 thousand at December 31, 2001 and refers to the allocation of part of the net income from 2000 to cover the accelerated depreciation, pursuant to paragraph 2, Article 67 of Presidential Decree 917/86.

_Reserve for waived dividends

This totalled € 3 thousand at the end of 2001 and refers to dividends from previous periods which some shareholders waived.

_[illegible]

Net income was € 35,468 thousand for fiscal year 2001.

In accordance with Clause 5), Paragraph 1 of Article 2426 of the Civil Code, it should be noted that in the absence of other available reserves, a portion of the extraordinary reserve in the amount of € 1,037 thousand, is restricted by law to cover the amount of start-up and expansion costs not amortised at the end of the period.

Also, bearing in mind that accelerated depreciation is directly attributed to a shareholders' equity reserve, at the time of the shareholders' meeting decision regarding the approval of the financial statements for the period, a portion of the net income for the period (€ 4,386 thousand), corresponding to the accelerated depreciation, deducted once only in the income tax returns for the period, cannot be distributed.

Changes in shareholders' equity items are shown in Attachment No. 6 to the notes to financial statements.

_[illegible]

thousands of euro	12.31.2001	12.31.2000
Provision for risks and other charges	**57,456**	**56,143**
of which:		
Deferred taxes	6,097	4,506
Social security	-	-
Specific risks	51,359	51,637
Future expenses	-	-

Changes occurring during the period were as follows:

- Provision for Deferred taxes

As of December 31, 2001 this reserve totalled € 6,097 thousand and is made up of deferred tax liabilities for IRAP and IRPEG, as a result of the deduction, solely at the time of the income tax returns, of the accelerated depreciation of € 4,386 thousand. For IRPEG alone, deferred tax liabilities were also calculated on dividends which will be distributed by the subsidiary companies and on the relative tax credits.

This allocation is partly compensated by the use of the deferred tax reserve, following the distribution of the dividend for the 2000 period, together with the relative tax credit.

The deferred tax liabilities were calculated on the basis of the IRPEG and IRAP rates in force in the moment that the temporary differences which generated them are reversed.

- Provision for Specific risks

As of December 31, 2001 this reserve totalled € 51,359 thousand (€ 51,637 thousand as of December 31, 2000), and regards the following:

– € 3,377 thousand (€ 2,536 thousand as of December 31, 2000) for the provision for pending litigation with staff and third parties, and potential liabilities related to operations;

– € 5,864 thousand (€ 6,024 thousand at the end of the prior period) for the provision for the present value, which was reasonably estimated on the basis of mathematical and actuarial calculations, of payments in lieu of notice that are falling due, which will be paid to employees under the electricity contract at the time of the termination of their work relationship due to retirement. The decrease in this reserve totalling € 161 thousand from the prior period, was due to its utilisation during 2001 and to the portion transferred to the subsidiary AEM Trading S.r.l.;

– € 42,118 thousand (€ 43,077 thousand as of December 31, 2000) in relation to the estimate, which was determined on the basis of mathematical and actuarial calculations, of future liabilities to retired former employees who are entitled to supplemental pension benefits from the Premungas pension fund, and liabilities to employees whose rights are falling due. This reserve which, as of December 31, 2001, was adequate to cover the related risk, decreased € 959 thousand from December 31, 2000 due to the difference between the utilisation of € 2,912 thousand during the year and the amount allocated of € 1,953 thousand in order to adjust it for the charge that will actually be paid by AEM S.p.A.

A provision for the risk associated with the European Community infraction proceedings, which was initiated in 2000 by the EEC Commission against the Italian government, and in particular with regard to the tax moratorium pursuant to Law No. 427/93, was not made in these financial statements since it involves an event that is currently deemed to be remote with only a possibility of occurrence.

The above reserves changed as follows during the period:

thousands of euro	Amount at 12.31.2000	Allocation	Use	Other changes	Amounts at 12.31.2001
Deferred taxes	4,506	5,285	(3,694)	–	6,097
Specific risks	51,637	2,827	(3,039)	(67)	51,358

_9) Employees' leaving entitlement

thousands of euro	12.31.2001	12.31.2000
Employees' leaving entitlement	32,164	32,224

As of December 31, 2001 this reserve totalled € 6,686 thousand corresponding to the total amount of severance pay accrued by staff on the payroll at the end of fiscal year 2001 net of advances made pursuant to Article 1 of Law No. 297 of May 29, 1982, and the amount due and payable for payments in lieu of notice at the time the necessary seniority is reached for a minimum pension, to employees entitled at the end of the fiscal year.

The decrease in the employee severance pay reserve from the period ending December 31, 2000 totalled € 60 thousand, and was attributable to changes during the period as well as to the portion of this reserve transferred to the subsidiary AEM Trading S.r.l.

thousands of euro	Amounts at 12.31.2000	Alloc.	Use	Other changes	Surpluses	Amounts at 12.31.2001
Employee severance pay	31,785	3,611	(3,587)	(113)	-	31,696
Payment in lieu of notice accrued	439	-	(16)	65	(20)	468
Total	**32,224**	**3,611**	**(3,603)**	**(48)**	**(20)**	**32,164**

thousands of euro	12.31.2001	12.31.2000
Short term banks	25,823	-
Medium-long term bank payables	5,164	-
Total payable to banks	**30,987**	**-**

These total € 30,987 thousand, € 5,164 thousand of which referring to medium and long term debt regarding the loan taken out by AEM S.p.A. from Banca Commerciale Italiana (IntesaBci) to finance the increase in capital of the affiliate Mestni Plinovodi d.o.o. € 2,745 thousand is due after the 5th financial year following. The other € 25,823 thousand is short term financial debt, concerning funds issued by Banca OPI S.p.A. and due in 2002.

Debt to other financial institutions totalled € 5,331 thousand, unchanged since the end of the previous period. This debt relates to financing obtained from the Cassa Depositi e Prestiti [Bank for Deposits and Loans] for the planning of the new Viola canal, which is under construction, and for operations related to the expansion of the Premadio power plant, as well as for repowering operations of Group 1 of the Cassano d'Adda thermoelectric power plant. This debt is re-payable after the following period and is an interest-free, soft loan.

thousands of euro	12.31.2001	12.31.2000
Advance payments	13,403	4,556

Advance payments from users and part payments from customers totalled € 13,403 thousand representing an increase of € 8,847 thousand from December 31, 2000 largely attributable to part payments invoiced to the Municipality of Milan for work regarding the urban lighting plan.

_Accounts payable - suppliers

thousands of euro	12.31.2001	12.31.2000
Accounts payable - suppliers	170,258	122,038

As of December 31, 2001, debt exposure to suppliers totalled € 170,258 thousand (€ 122,038 thousand as of December 31, 2000) representing an increase of € 48,220 thousand from the prior period attributable primarily to changes in payment terms for contracts.

Accounts payable to suppliers include € 60,633 thousand for payables to leasing companies for the contract related to the buildings on Via Caracciolo and Corso di Porta Vittoria in Milan resulting from the advance invoicing at the outset of the lease for the entire lease payment.

Changes occurring during the period, and the maturities of accounts payable to suppliers, all of which are of a trade nature, are provided in the following table:

thousands of euro	Amounts at 12.31.2000	Changes in the period	Amounts at 12.31.2001	Falling due		
				Within the subsequent period	After the subsequent period up to the 5th	After the 5th period
Accounts payable - suppliers	78,934	58,343	137,277	137,277	–	–
Accounts payable to suppliers for invoices to be received	43,104	(10,123)	32,981	32,981	–	–
Total accounts payable - suppliers	**122,038**	**48,220**	**170,258**	**170,258**	**–**	**–**

Accounts payable to foreign suppliers totalled € 349 thousand (€ 414 thousand as of December 31, 2000). Accounts payable to suppliers, denominated in currencies that are part of the Euro, were reported at the fixed, invariable rate set on January 1, 1999, and do not give rise to exchange differences. The payables valued at exchange rates as of December 31, 2001, which are denominated in currencies that are not a part of the Euro, result in a negligible exchange loss when converted at the exchange rate for reporting purposes.

_Subsidiary payables

thousands of euro	12.31.2001	12.31.2000
Trade payables	4,995	14,540
Debt resulting from current account relationship	104,620	86,746
Total subsidiary payables	**109,615**	**101,286**

This item totalled € 109,615 thousand, broken down as follows:

- € 104,620 for debt resulting from the end-of-period balance of the inter-group current account maintained by the parent company AEM S.p.A. with the subsidiaries AEM

Elettricità S.p.A., AEM Trading S.r.l. and Zincar S.r.l. This account is used for the settlement of financial transactions made on behalf of, and authorised by the subsidiaries. This current account relationship, which is a part of centralised treasury management at the Group level, is delineated in a specific contract entered into by the parties, the conditions of which are provided in these notes to financial statements under comments on subsidiary receivables. The increase of € 17,874 thousand from the previous period is mostly due to the increase in current account debts by AEM Trading S.p.A., partly compensated by a reduction in debts towards AEM Elettricità S.p.A. and the credit balance to the current account by the subsidiary AEM Trasmissione S.p.A. which, during 2000, closed with debt for AEM S.p.A.;

- € 4,995 thousand (€ 14,540 thousand as of December 31, 2000) for trade payables to subsidiaries for the sale of power and gas to company-owned properties, payables related to various services provided by subsidiaries, payables to AEM Energia S.p.A. for the cost of intermediation in electrical energy, as well as the VAT payables towards the subsidiary Metroweb S.p.A. regarding the transfer from this company to AEM S.p.A. of its VAT credit.

The debt and payables under review are all due within the following period.

Affiliate payables

thousands of euro	12.31.2001	12.31.2000
Affiliate payables	5,040	6,721

At the end of the period, these totalled € 5,040 thousand and comprise € 3,533 thousand for invoices already received and € 1,507 thousand for invoices to be received, and mostly refer to amounts payable for provision of company telecommunication services and Internet connections carried out by the affiliate Fastweb S.p.A. for AEM S.p.A., and to trade payables to Electrone S.p.A. for energy intermediation expenses, as well as for payables to the Italpower Consortium for membership contributions.

Parent Company Payables (the Municipality of Milan)

thousands of euro	12.31.2001	12.31.2000
Parent Company Payables (the Municipality of Milan)	60,562	102,185

Payables to the parent entity, which are due within the following period, totalled € 60,562 thousand compared to € 102,185 thousand in the financial statements as of December 31, 2000, and comprise the following:

- € 60,173 thousand for the balance of the current account for the settlement of financial relationships between AEM S.p.A. and the Municipality of Milan. The decrease of € 14,706 from the financial statements as of December 31, 2000 is attributable to the fact that, according to the current account agreement between AEM and the Municipality of Milan, any receivables recorded by AEM S.p.A. are posted to the current account at maturity and used as a reduction of the amount payable by AEM S.p.A.

In 2001 the dividend totalling € 37,930 thousand related to fiscal year 2000 was paid to the city administration in cash as approved by the shareholders' meeting of April 30, 2001.

- € 389 thousand, a decrease of € 26,917 thousand from a year earlier, which mostly refers to the debt for the fee paid for the discharge of wastewater. During the 2000 period, the debt for the purchase of the building in Corso di Porta Vittoria was included, but now fully paid during 2001.

_Taxes payable

thousands of euro	12.31.2001	12.31.2000
Taxes payable	9,412	13,131

The taxes payable total € 9,412 thousand (€ 13,131 thousand at December 31, 2000) and largely include the following:

- € 990 thousand payable to tax authorities for deferred VAT, payable in the next period;
- € 1,966 thousand payable to tax authorities for IRPEF withheld from employees in the last month of the year;
- € 878 thousand payable to tax authorities for the current IRPEG of the period;
- € 4,715 thousand payable for water diversion fees to be paid to various agencies;
- € 863 thousand payable to various Municipalities for refuse collection rates.

The decrease of € 3,719 thousand in this entry is largely due to the reduction in taxes payable in the period arising from the credit position with respect to current IRPEG, as well as for decreases in debt payable to tax authorities for VAT and for IRPEF. This decrease is partly offset by the increase in debt payable for water diversion fees.
These payables are all due within the following period.

_Social security payables

thousands of euro	12.31.2001	12.31.2000
Social security payables	9,316	9,398

This item totalled € 9,316 thousand and was related to the debt position of AEM S.p.A. in relation to the Social Security Institute for monthly payments for December 2001 that have not been paid. These payables dropped € 82 thousand from the prior period largely as a result of lower contributions owed by AEM S.p.A. following the reduction in staff levels that occurred with the transfer of some staff to the subsidiary AEM Trading S.r.l.
The payables under review are due within the subsequent period.

_Other payables

thousands of euro	12.31.2001	12.31.2000
Other payables	**7,265**	**7,520**
of which:		
- personnel payables	3,599	4,653
- Electricity Equalization Fund	88	124
- other	3,578	2,743

The overall amount for this item was € 7,265 thousand (€ 7,520 thousand at the end of the 2000 period), comprising:

€ 3,599 thousand, representing a decrease of € 1,054 thousand from December 31, 2000, for staff payables. This item includes costs related to the renewed staff contract for the gas sector, the costs for the employee productivity bonus accrued during the period and the charge for vacation time accrued but not taken in 2001 as of December 31, 2001. The reduction is largely due to having made a one-off payment to staff under the electricity contract for the new wage settlement contract, and to the transfer of a portion of these payables to the subsidiary AEM Trading S.r.l.;

€ 88 thousand, with a decrease of € 36 thousand from the prior period, for payables to the Equalisation Fund regarding the heat surcharge included in the final sales price for electric power, which is invoiced to tied users of the Valtellina area and self-consumption at Cassano d'Adda, as well as the amounts payable for the last two months of the year for portion of the price on electricity charged to AEM S.p.A. The reduction is largely due to the new tariff system in force since January 1, 2001;

€ 3,578 thousand (€ 2,743 thousand as of December 31, 2000) for miscellaneous debt and payables, primarily concerning the exposure to various agencies and companies for insurance premiums applicable to the period that have not yet been paid, and fees for the period payable to directors and the audit committee.

The above debt and payables are all due within the following period.

thousands of euro	12.31.2001	12.31.2000
Accrued expenses and deferred income	368	225

This item totalled € 368 thousand as of December 31, 2001, € 291 thousand of which referring to deferred credits largely for portions of rent and lease payments applicable to the following period, while € 77 thousand was accrued expenses for interest payable on loans.

The composition and changes in this entry during the period are shown in the following table:

thousands of euro	Amounts at 12.31.2000	Changes in the period	Amounts at 12.31.2001	Amounts due: Within the subsequent period	After the subsequent period up to the 5th	After the 5th period
Accrued expenses:						
– payable interest on loans	–	77	77	77	–	–
Deferred income:						
– other deferred income	225	66	291	291	–	–
Total	**225**	**143**	**368**	**368**	**–**	**–**

thousands of euro	12.31.2001	12.31.2000
Commitments	117,288	163,090

The amount of performance bonds and security deposits made by contractors, as well as guarantees issued by credit institutions to guarantee contracts related to the signing of commercial credit policies totalled € 84,625 thousand (€ 98,641 thousand for the prior period).

This item totalled € 32,663 thousand (€ 59,199 thousand as of December 31, 2000) and was related to guarantees issued and security deposits made by AEM S.p.A. to guarantee obligations made to third parties. Of this amount, € 7,699 thousand was for AEM's share of guarantees issued in support of loans negotiated by the affiliate Mestni Plinovodi d.o.o. The decrease since December 31, 2000 of € 26,456 thousand was largely due to the release from the guarantee provided to the Municipality of Milan in the previous period for the payment of the second tranche for the building in Corso di Porta Vittoria.

As of December 31, 2001, this item was nil (€ 5,329 thousand as of December 31, 2000) since they expired during the period under review.

_2. Notes to the AEM S.p.A. Income Statement

Revenues from the sale of power and services for 2001 totalled € 336,766 thousand (€ 259,014 thousand as of December 31, 2000). These revenues are detailed as follows:

- revenues for the sale of power to other electric companies of € 19,801 thousand (€ 4,255 thousand at December 31, 2000) related to power sold to the affiliate Società Servizi Valdisotto S.p.A. (13.7 million kWh), and to surplus power sold to ENEL as well as electrical power sold to the GRTN (468.4 milioni di kWh);
- revenues for the sale of 0.5 million kWh of electricity to tied users in the Valtellina area for € 50 thousand (€ 98 thousand as of December 31, 2000);
- revenues for the sale of electric power to subsidiaries of € 180,128 thousand (€ 116,267 thousand at the closing of the 2000 period) from the sale of 2,209.5 million kWh to the subsidiary AEM Elettricità S.p.A. and 650 million kWh to the subsidiary AEM Energia S.p.A. in the first nine months of the year;
- revenues for the sale of materials of € 10,903 thousand (€ 11,616 thousand as of December 31, 2000) to subsidiaries relating to the centralised logistics system of the Group;
- revenues from the sale of fuel to the subsidiary AEM Trading S.r.l. for € 3,691 thousand, referring to the sale of 23.1 million kg of fuel oil and 26,810 litres of diesel oil for generating thermoelectricity;
- Revenues for services on behalf of users and third parties of € 63,735 thousand (€ 65,481 thousand as of December 31, 2000), of which € 32,684 thousand (€ 35,604 thousand at the closing of the previous period) was attributable to services to the Municipality of Milan, and € 31,051 thousand (€ 29,877 thousand as of December 31, 2000) for services provided on behalf of third parties. The revenues from services provided to the Municipality of Milan were largely related to the management and installation of public lighting fixtures and the traffic signal network, and reduced by € 2,920 thousand due to having completed the urban lighting plan assigned to AEM by the Municipality at the end of 1998 as well as the installation of further public lighting fixtures and traffic signals approved by the same Municipality. Revenues from services provided on behalf of third parties were primarily related to revenues for the sale of thermoelectric power produced for ASM Brescia S.p.A., and the charge to that company for the applicable portion of operating expenses and capital expenditures related to the Cassano d'Adda power plant, the revenues for vectoring electricity, as well as revenues for renovating public lighting systems and from ordinary maintenance carried out for various Municipalities in the Lombardy Region. The increase of € 1,174 thousand largely arises from services to Municipalities in relation to public lighting systems;
- revenues from services provided to subsidiaries of € 57,319 thousand (€ 57,813 thousand in the previous period), which were related to administrative, financial, legal, management and technical services, and logistical services provided by AEM S.p.A. to Group companies in accordance with the service contract entered into with them. This item also includes services provided for the subsidiary Metroweb S.p.A. related to the installation of fibre optic conduits. The decrease of € 493 thousand is largely due to the reduced services provided to the subsidiary Metroweb S.p.A.;
- revenues from services to affiliates of € 1,137 thousand relating to both services provided mostly to the affiliates Fastweb S.p.A., Malpensa Energia S.r.l., Plurigas S.p.A. and Consorzio Italpower, and for the sale of materials to the affiliates Società Servizi Valdisotto S.p.A. and Mestni Plinovodi d.o.o.

_Changes in work in progress contracts

This item reported a negative balance of € 2,301 thousand (€ 1,966 thousand as of December 31, 2000) and was mainly related to the work in progress for the installation of new public lighting fixtures and traffic signals, which was carried out on behalf of the Municipality of Milan as a part of the implementation of the Urban Lighting Plan. The work in progress, which was valued at cost since it relates to activities lasting a year or less, includes the accrued value of the job as of December 31, 2001 which had not yet been invoiced to the Municipality.

_Capitalised expenses

During the period, the following costs were capitalised under "Tangible and intangible assets":

thousands of euro	12.31.2001	12.31.2000
Materials	**97**	**182**
(taken from the warehouse), of which, included in:		
– Intangible assets	1	1
– Tangible assets	96	181
Personnel expenses	**2,857**	**3,076**
of which, included in:		
– Intangible assets	11	58
– Tangible assets	2,846	3,018
Total	**2,954**	**3,258**

These items represent the internal costs incurred for making the company's capital expenditures. The description of the capital expenditures was presented in comments on balance sheet assets in the section covering tangible and intangible assets.

_Other revenues and income

Other revenues totalled € 62,790 thousand (€ 45,747 thousand in 2000), comprising the following:

- miscellaneous income and revenues, which totalled € 52,848 thousand (€ 7,376 thousand as of December 31, 2000) and were related primarily to income from rents receivable charged to the subsidiaries and affiliates as well as to rent for hydroelectric and thermoelectric power generating plants to the subsidiary AEM Trading S.r.l. for the period October-December 2001, to the capital gain arising from the sale of the building in Corso di porta Vittoria 4, to compensation for damages and penalties received from users, insurance companies and private individuals, and to the non-operating income from differences in reserves of previous periods. Such revenues include the estimate for the higher evaluation of the cable duct transferred to the subsidiary Metroweb S.p.A. in previous periods, as well as € 8,574 thousand relating to the acknowledgement by the CCSE of a contribution on the thermoelectric reduction referring to the previous three years, and the sale of equipment and materials. The increase of € 45,472 thousand is largely due to an increase in rental fees payable to AEM S.p.A. by affiliated and subsidiary companies for electric power generating plants;
- subsidies from the Equalisation Fund of € 9,149 thousand (€ 38,251 thousand at the close of the previous period) as a contribution to encourage the production of electricity for the tied market, at a rate of € 0.0031 per kWh for a period of two years, pursuant to the decision no. 205/1999 from the Italian Electricity and Gas Authority. The decrease of € 29,102 thousand is largely due to the abolition (resolution no. 230/00) by the Authority starting from January 2001, of the contribution from the Equalisation Fund – Electricity Sector for the production thermoelectric power, incorporating the component covering variable production costs in the tariff to users;

- the contributions of € 794 thousand from other agencies during the year (€ 120 thousand as of December 31, 2000).

The value of production includes € 1,951 thousand relating to trade operations during the year with affiliates, details of which are shown in the table below:

Revenues thousands of euro	Società Servizi Valdisotto S.p.A.	Malpensa Energia S.r.l.	Fastweb S.p.A.	Mestni Plinovodi d.o.o.	Cons. Italpower	Italpower S.p.A.	Plurigas S.p.A.	Total
A1) Revenues from sales and services								
◦ Revenues from the sale of electricity	814	-	-	-	-	-	-	814
◦ Revenues from sale of materials	23	-	-	22	-	-	-	45
◦ Services to third parties	23	332	401	-	178	13	145	1,092
A5) Other revenues	-	-	-	-	-	-	-	-
Total	**860**	**332**	**401**	**22**	**178**	**13**	**145**	**1,951**

_B) Operating expenses

_B 6) Materials and fuels

Expenditures for purchases in 2001 totalled € 116,697 thousand (€ 90,386 thousand as of December 31, 2000) and comprise the following:
- cost for the purchase electricity from other electricity companies for € 508 thousand;
- costs for the purchase of fuel for the production electric power production for € 95,295 thousand (€ 69,831 thousand in 2000) and refers to costs of fuels, both gas and fuel oil, for thermoelectric production during the period from January to September 2001. The increase of € 25,463 thousand is mostly due to the higher quantity of gas and fuel oil purchased for the greater output of thermoelectric power generated;
- costs for the purchase of other fuels, at € 527 thousand (€ 668 thousand in 2000);
- costs for the purchase of materials, at € 20,367 thousand (€ 19,886 thousand at the close of the previous period):

thousands of euro	12.31.2001	12.31.2000
Costs for the purchase of materials	24,858	78,352
(Capitalised costs)	(4,491)	(58,466)
Total	**20,367**	**19,886**

and are shown in the financial statements net of the capitalised costs. The decrease, gross of capitalisation, is largely attributable to the fact that, in the previous period, this posting included the purchase value of the building in Corso di Porta Vittoria 4, subsequently totally capitalised.
This item includes the costs incurred for the purchase of materials both for AEM S.p.A. and for the Group companies, with the aim of centralised management of logistics.

_B 7) Services

This item totalled € 87,108 thousand (€ 80,810 thousand as of December 31, 2000) and refers to:
- expenditure for power delivering fees (€ 37 thousand in the previous period);

expenditures for contracts and work, amounting to:

thousands of euro	12.31.2001	12.31.2000
Costs for contracts and work	79,018	70,708
(Capitalised costs)	(42,556)	(31,720)
Total	**36,462**	**38,988**

net of capitalised costs, these expenses show a balance of € 36,462 thousand and largely concern the creation of public lighting and traffic lights carried out during 2001 in relation to the urban lighting and traffic lights plan, maintenance work for users and third parties, as well as maintenance on company assets;

other service expenses totalling:

thousands of euro	12.31.2001	12.31.2000
Other services expenses	45,404	38,476
(Capitalised costs)	(3,671)	(3,390)
Total	**41,733**	**35,086**

net of capitalised costs, these expenses show a balance of € 41,733 thousand, primarily as a result of consulting and professional service expenses mostly relating to costs for legal, tax, engineering and computer consultation, to other expenses for surveillance services after such services were outsourced, costs for financial reporting and advertising campaigns, to insurance expenses and to miscellaneous services for operations and services for updating and adjusting computing procedures to the Euro.

Compensation paid by AEM S.p.A. to directors for 2001 totalled € 651 thousand, while compensation paid to the audit committee totalled € 145 thousand.

As stipulated in Article 78 of CONSOB Resolution No. 11971 of May 14, 1999, which covers the regulations for the implementation of Legislative Decree No. 58 of February 24, 1998 regarding issuers, below is the information on the compensation paid during the period to directors and internal auditors by AEM S.p.A. and subsidiaries.

Compensation means the fee paid for the position held, including for a portion of the year, as well as any non-monetary benefits, bonuses and other incentives, which are also allocated by companies owned by AEM S.p.A.

_Board of Directors

First and last name	Position held	Term of position from	Term of position to	Fees for the position	Bonuses and other incentives	Other compensation	Total
Zuccoli Giuliano	Chairman	01.01.01	12.31.01	284,051.29	129,114.22		413,165.51
	Director	01.01.01	12.31.01	25,822.84			25,822.84
Cattaneo Flavio	Deputy Chairman	01.01.01	01.29.01	3,282.69			3,282.69
	Director	01.01.01	01.29.01				
Spadacini Luigi	Deputy Chairman	06.13.01	12.31.01	8,301.37			8,301.37
	Director	03.28.01	12.31.01	19,738.56			19,738.56
Manzoli Marco	Director	01.01.01	12.31.01	25,822.84			25,822.84
	Exec. Board	01.01.01	12.31.01	12,911.42			12,911.42
Scarselli Aldo	Director	01.01.01	12.31.01	25,822.84			25,822.84
	Exec. Board	01.01.01	12.31.01	12,911.42			12,911.42
Oberti Paolo	Director	01.01.01	12.31.01	25,822.84			25,822.84
Ortolani Carlo	Director	01.01.01	12.31.01	25,822.84			25,822.84
Prosperetti Luigi	Director	01.01.01	12.31.01	25,822.84			25,822.84
Provasoli Angelo	Director	01.01.01	12.31.01	25,822.84			25,822.84
Total			**521,956.63**	**129,114.22**		**651,070.85**	

First and last name	Position held	Term of position from	to	Fees for the position	Bonuses and other incentives	Other compensation	Total
Lonardi Piero	Chairman of the Audit Committee	01.01.01	12.31.01	61,974.83		145,408.45 (A)	207,383.28
Cattaneo Michele	Regular Auditor	01.01.01	12.31.01	41,316.55		96,938.96 (B)	138,255.51
Vergallo Italo Bruno	Regular Auditor	01.01.01	12.31.01	41,316.55		96,938.96 (C)	138,255.51
Total			**144,607.93**	**339,286.37**		**483,894.30**	

(A) Compensation as member of the Audit Committee for the subsidiary companies: AEM Gas € 61,974.83, AEM Elettricità € 61,974.83, AEM Trasmissione € 16,578.27, AEM Energia € 4,880,52.

(B) Compensation as member of the Audit Committee for the subsidiary companies: AEM Gas € 41,316.55, AEM Elettricità € 41,316.55, AEM Trasmissione € 11,052.18, AEM Energia € 3,253.68.

(C) Compensation as member of the Audit Committee for the subsidiary companies: AEM Gas € 41,316.55, AEM Elettricità € 41,316.55, AEM Trasmissione € 11,052.18, AEM Energia € 3,253.68.

- expenses for services from subsidiaries totalled € 5,015 thousand (€ 2,663 thousand as of December 31, 2000), net of capitalisation of € 256 thousand (€ 224 thousand as of December 31, 2000) and comprise, gross of capitalisation:
  - € 107 thousand for services received from Metroweb S.p.A. (€ 114 thousand in 2000);
  - € 67 thousand (€ 186 thousand as of December 31, 2000) for services from AEM Trasmissione S.p.A., generally concerning maintenance work on the 23kV and medium voltage lines;
  - € 2,156 thousand (€ 1,448 thousand in the previous period) to services from AEM Elettricità S.p.A. The increase of € 706 thousand arises from both the greater quantity of electricity purchased and because of the greater provision of services;
  - € 1,268 thousand (€ 408 thousand in 2000) for services from AEM Energia S.p.A. both for the services performed by staff transferred from the central functions of AEM S.p.A. and for costs of intermediation in the sale of energy, pursuant to the transfer contract. The increase of € 859 thousand comes from the higher intermediation costs for electrical power;
  - € 723 thousand (€ 727 thousand as of December 31, 2000) for services from AEM Gas S.p.A., for the cost of purchasing methane gas and for other services provided;
  - € 122 thousand for services from AEM Service S.r.l. for credit management, front-office and back-office services carried out on behalf of the Lighting and Traffic Signals Division;
  - € 337 thousand for services from AEM Trading S.r.l. for strategic planning and optimisation of production;
  - € 492 thousand for services from Zincar S.r.l. in relation to urban mobility projects.
- costs for services from affiliated companies of € 3,897 thousand (€ 4,035 thousand as of December 31, 2000), net of capitalisation of € 391 thousand, generally concerning the provision of services from the affiliate Fastweb S.p.A. regarding the management of telecommunication and Internet connections, as well the expenditure for intermediation in electrical power to Electrone S.p.A..

[illegible]

For 2001 this item totalled € 13,263,00 (€ 7,006 thousand as of December 31, 2000) and was primarily related to lease payments and other non-ownership payments, in particular for the buildings on Via Caracciolo and Corso di Porta Vittoria, sold through a lease-back operation that took place in the fiscal periods 1999 and 2001, the annual licence fee for the use of application software, charges for hired vehicles as well as for payable rents of € 259 thousand by the subsidiary AEM Elettricità S.p.A. for the building at Ponte Nuovo. The increase of € 6,256 thousand is due to the lease payment for the building in Corso di Porta Vittoria and for the increase in licence fees for use of software and to higher vehicle hire charges.

[illegible]

For the period ending December 31, 2001, staff costs totalled € 63,186 thousand (€ 71,676 thousand as of December 31, 2000). Staff costs are made up of € 44,436 thousand for wages and salaries, € 12,573 thousand for social security contributions, € 4,042 thousand for severance pay reserves and € 2,135 thousand for miscellaneous staff costs. The decrease of € 8,490 thousand is largely a result of the reduction in the number of staff by 73, partly absorbed by the increase in the unitary average cost.
Staff costs, as a percentage of value of production, were 15.8%.

The following table shows the average number of employees split by position and contract:

	12.31.2001			12.31.2000		
	Electricity	Gas	Total	Electricity	Gas	Total
Managers	26	–	26	28	–	28
Managerial staff	83	15	98	87	12	99
Office workers	643	227	870	747	282	1,029
Plant workers	280	15	295	297	23	320
Total	**1,032**	**257**	**1,289**	**1,159**	**317**	**1,476**

The overall average per capita staff cost for AEM S.p.A. at December 31, 2001 was € 45.1k (€ 45k as of December 31, 2000).

[illegible]

This item totalled € 30,344 thousand (€ 32,660 thousand as of December 31, 2000) and was made up as follows:

- amortisation of intangible assets of € 4,117 thousand (€ 5,841 thousand as of December 31, 2000), refers to the costs sustained in the year for the reorganisation of AEM S.p.A. and for the purchase of the SAP R/3 application software;
- depreciation of tangible assets, at € 25,288 thousand (€ 26,496 thousand as of December 31, 2000), of which € 5,655 thousand (€ 5,675 thousand in the previous year) was for depreciation of freely transferable assets.

The depreciation of tangible assets was calculated on the basis of economic and technical depreciation rates that are deemed to be representative of the remaining potential use of the tangible assets, as determined by experts in the appraisal report prepared for the purposes of the transfer to AEM S.p.A. of assets making up the municipal power company. Freely transferable assets were depreciated on the basis of the term of the concession, which was renewed for a further thirty years. Furthermore, to avoid unjustifiable extra tax, if the economic and technical depreciation rates were lower than 50% of the maximum fiscal rates, the depreciation rate was adjusted to the minimum fiscally allowed. Accelerated depreciation of € 4,386 thousand is not entered in the income statement since it is only deducted from the income tax returns;

- write-down of receivables included in current assets and liquid assets of € 939 thousand which include the provision to the allowance for doubtful receivables in the amount necessary to adjust user and customer, Municipality of Milan and affiliates receivables to their estimated realisable value.

These inventories reduced overall by € 1,255 thousand during 2001, as is shown in the following table:

thousands of euro	12.31.2001	12.31.2000
Beginning inventory	9,947	10,733
Ending inventory	(11,246)	(9,947)
Change in reserve for obsolescence of materials	44	(267)
Total	**(1,255)**	**519**

This item, totalling € 2,337 thousand (€ 2,299 thousand at the close of the 2000 period) was primarily related to the € 1,953 thousand provision made during the period to adjust the reserve for specific risks (related to supplemental pension payments paid by the Premungas pension fund to retired former employees) to the charge actually owed by AEM. This amount was determined on the basis of mathematical and actuarial calculations. This item also included the € 384 thousand provision for pending disputes with third parties and potential liabilities related to operations.

This item totalled € 57,759 thousand (€ 13,119 thousand as of December 31, 2000) and consisted of the following:

- € 40,184 thousand as a charge for the extraction of hydroelectric power, as provided by the Authority's resolution no. 230/00 applied to hydroelectric and geothermal generating companies on the difference between the average weighted value of the wholesale price of electricity sold on the national market in the various periods of time, and the average weighted value of the wholesale electricity price component covering fixed production costs for electricity as provided by resolution no. 205/99 for 2000;
- € 8,897 thousand (€ 8,837 thousand in 2000), net of € 2 thousand capitalisation, for taxes, duties and water diversion fees. The charge for taxes and duties includes the water diversion fees paid to various agencies of € 5,848 thousand, and other taxes and duties of € 3,049 thousand largely concerning the payment of the ICI and COSAP taxes after the end of the tax moratorium as of January 1, 2000;
- € 8,678 thousand (€ 4,282 thousand as of December 31, 2000) for other operating expenses, of which € 3,143 thousand was for general expenses which were largely for association dues paid to various entities, as well as contributions and donations to various subjects and, for € 5,535 thousand, to non-operating losses and non-existent assets mostly deriving from adjustments to allocations of previous years, such charges including the estimate for the different evaluation of revenues charged to the Municipality of Milan for public lighting works in previous periods.

Financial income and expenses

Income from equity investments

In 2001, income from equity investments totalled € 18,230 thousand (€ 13,491 thousand as of December 31, 2000), and consists of:

- € 14,369 thousand (€ 12,676 thousand in 2000) for dividends relating to the 2001 period from subsidiaries posted according to the accrual principle; the relative tax credit for such dividends was also entered;

- € 9 thousand for dividends for the 2000 period from the affiliate Società Servizi Valdisotto S.p.A.;

- € 111 thousand (€ 141 thousand as of December 31, 2000) for dividends for the 2000 period of € 75 thousand from ASM Brescia S.p.A., € 12 thousand from ACSM S.p.A. di Como, € 24 thousand from Emittente Titoli;

- € 3,741 (€ 673 thousand in the previous period) for the capital gain from the disposal of the shares entered in current assets regarding ACSM S.p.A. di Como, Montedison S.p.A., Emittenti Titoli and Italpower S.p.A.

_[illegible] Other financial income

Financial income totalled € 17,366 thousand (€ 20,011 thousand as of December 31, 2000), consisting of:

€ 219 thousand (€ 224 thousand at the close of the previous period) for interest on financial receivables posted under financial assets. This income was primarily from interest for the increase in the tax credit related to the advance IRPEF payment for severance payments made in 1997 and 1998, interest on personnel receivables and interest related to financing provided to the affiliate Metsni Plinovodi d.o.o.;

€ 966 thousand (€ 163 thousand in 2000) for income from long-term securities and securities included in current assets;

€ 1,156 thousand (€ 430 thousand as of December 31, 2000) for interest towards subsidiaries accruing on intergroup current accounts, for the companies AEM Gas S.p.A., AEM Energia S.p.A., AEM Trasmissione S.p.A., Serenissima Gas S.p.A. and AEM Trading S.r.l.;

€ 15,025 thousand (€ 19,194 thousand as of December 31, 2000) for miscellaneous income made up as follows:

- interest on short-term financial receivables of € 4,552 thousand which shows a fall of € 5,976 thousand since the previous period. This fall reflects the lower financial assets available for short-term operations, which were used during the year in order to finance industrial investments;
- interest on bank deposits of € 1,669 thousand, showing an increase of € 987 thousand compared to December 31, 2000 due to improved treasury management;
- interest on other receivables totalling € 8,804 thousand, which was primarily due to income from tax credits of € 8,082 thousand calculated on dividends which the subsidiaries will be distributing in 2002 but included in these financial statements by the accruals principle, in addition to income on advance payments made to suppliers, gains on exchange rates and interest on other receivables.

_[illegible] Interest and other financial expenses

Financial expenses totalled € 8,927 thousand (€ 8,445 thousand as of December 31, 2000), and are detailed as follows:

Interest paid to subsidiaries of € 4,688 thousand (€ 6,109 thousand in 2000), which was for accrued financial expenses on the exposures arising from the centralised treasury management;

Interest paid to the Municipality of Milan of € 2,936 thousand (€ 2,172 thousand as of December 31, 2000) for accrued financial expenses on the current account maintained with the Municipality of Milan for the settlement of financial items between AEM S.p.A. and the Municipality. The increase of € 764 thousand is largely due to payable interest accrued on the debt for the purchase of the building in Corso di Porta Vittoria, partly compensated by the lower average funds deposited on the current account held with the parent company;

interest to others of € 1,303 thousand (€ 164 thousand as of December 31, 2000), an increase of € 1,139 thousand due to the borrowing by AEM S.p.A. from banks, as detailed in the balance sheet.

This item totalled € 8,988 thousand (€ 6,632 thousand as of December 31, 2000) and was related to the prudential write-down of the equity investment in e.BISCOM to adjust it to the average arithmetic market value in the second half of 2001, as well as the write-down of the equity investments in Italpower S.p.A., in liquidation, and in Laritel S.r.l.

In the 2001 fiscal period, these were € 1,635 thousand (€ 19,080 thousand as of December 31, 2000) and refer wholly to non-operating expenses which mostly arose from lower contributions for staff for the previous period, as well as the entry of advance taxes referring to previous periods resulting as a consequence of the Ministerial Circular No 69/E of February 26, 2001. In this Circular, the Ministry of Finance has definitively recognised as taxable, those provisions to reserves not covered by the T.U.I.R. 917/86 (Consolidated Act on Income Tax) allocated during the period of the fiscal moratorium from which AEM S.p.A. benefited from 1996 to 1999. Therefore, AEM has posted advanced taxes of € 469 thousand to the income statement relating to the reserves for which there is a reasonable expectation of return of such taxes in future periods, as provided for by accounting principles. Again, on the basis of accounting principles, advance taxes of € 5,298 thousand have not been reported since these pertain to reserves for which there is not a reasonable expectation of returns of the relative advanced taxes in future periods.

In the financial statements for the period ending December 31, 2001, this item totalled € 7 thousand (€ 1,698 thousand at the close of the previous period) and refer to taxes and duties related to prior periods.

At December 31, 2001, the taxes on income for the period amounted to € 14,610 thousand (€ 13,702 thousand at the end of the previous period), the breakdown for which is as follows:

- € 8,257 thousand for the IRPEG applying to the period;
- € 4,197 thousand for IRAP applying to the period;
- € 1,591 thousand for deferred IRPEG and IRAP tax liabilities relating to the deduction – which will be made in the income tax returns – of the accelerated depreciation, as well as, solely for IRPEG, for the dividends and tax credits of the subsidiaries relating to the 2001 fiscal year and attributed on an accruals basis;
- € 565 thousand for deferred tax assets for both IRAP and IRPEG.

The deferred taxes are posted in the income statement in order to represent the fiscal tax due for the period, taking into account the fiscal effects relating to the temporary differences between the net income as per the financial statements and the taxable income. Regarding such deferred taxes, the following is pointed out:

- for the deferred tax assets the main temporary differences for IRPEG and IRAP consist of entertainment costs sustained during the period, deductible in future periods, of the difference between fiscal depreciation and the civil depreciation for assets in which the share of civil depreciation is higher than the share of fiscal depreciation, as well as for provisions for risks. Purely for IRPEG, deferred taxation was calculated on some components of staff costs, the total amount for which can only be held to be certain for tax purposes in the 2002 fiscal year;

for the deferred tax liabilities, the temporary differences consist of, for both IRPEG and for IRAP, accelerated depreciation, deducted solely in the income tax returns. For IRPEG alone, deferred tax liabilities were calculated for the dividends and tax credits of the subsidiaries relating to the 2001 fiscal year and posted in accordance with the accrual principle. These deferred taxes were strongly reduced by the use, in this period, of the deferred taxes allocated in the previous period on dividends and tax credits of the subsidiaries relating to the 2000 fiscal year and posted in accordance with the accrual principle;

deferred taxes were calculated on the basis of the tax rates in force in the moment when the temporary differences which generated them will be reversed.

The overall amount of IRAP was calculated by subjecting the net production value, appropriately adjusted by increasing and decreasing variations permitted by tax law, to the rate of 4.25%. With regard the overall amount for IRPEG, it should be pointed out that the company has been able to benefit, for the tax period under review, from the application of the soft rate of 19% pursuant to the instituted law for "Dual Income Tax" (DIT), on the portion of income corresponding to the ordinary remuneration of the increase in equity from the net income of the 1999 period allocated to reserve. As a result of the elimination of the limit of an average 27% rate, the overall tax calculated for the period under review corresponds to an average rate of 19%, the minimum allowable by current fiscal laws. In view of the explicit prohibition on accumulating other benefits with the DIT benefit, the company was not able to take advantage of the benefit coming from Article 4 of Law 383/2001 (the so-called "Tremonti II" benefit) except 50% of the incorporation costs relating to the last half of the financial year.

Below are shown the tables that explain how the IRAP and IRPEG taxes were calculated, both current and pertaining to the period, as well as the reconciliation tables between the fiscal burden from the financial statements and the theoretical fiscal burden, as established by accounting principles.

There is also shown the measurement for the so-called 'tax baskets', pursuant to article 105, paragraph 1 of TUIR (Consolidated act on income tax).

amounts in euro	IRPEG calculated on taxable income	IRPEG calculated on financial statement net income
Earnings before taxes	50,078,415	50,078,415
Changes made pursuant to tax laws	(13,829,622)	
Tremonti benefit-incorporation	(57,096)	
Tax credits	7,265,224	
Taxable income	43,456,921	
DIT benefit-Legislative Decree 466/97		
Increase subject to the benefit	1,204,060,990	
Capital remuneration rate calculated by the Ministry of Finance	7%	
Taxable income at soft rate	43,456,921	
Tax at 19%	8,256,815	9,514,899
Remaining IRPEG taxable income	–	
Tax at 36%	–	
Total IRPEG	**8,256,815**	**9,514,899**
Average rate	19%	

amounts in euro	IRAP calculated on the net value of production
Net value of production	94,895,071
Changes applied pursuant to IRPEG regulations	1,738,346
Changes applied pursuant to IRAP regulations	2,116,244
Taxable income	98,749,661
Total IRAP 4.25%	**4,196,860**

amounts in euro		
IRPEG on current period earnings (item 22a of Inc. Stat.)		8,256,815
- Deferred IRPEG tax assets for temporary differences in the period	(941,796)	
+ Return of deferred IRPEG tax assets for temporary differences from previous periods	1,609,513	
+ Adjustment of deferred tax assets and changes in tax rate	-	
Total deferred tax assets		**667,718**
+ Deferred IRPEG tax liabilities for temporary differences	5,099,106	
- Return of deferred IRPEG tax assets for temporary differences relating to previous periods	(3,694,439)	
- Adjustment of deferred tax assets and changes in tax rate	-	
Total deferred tax liabilities		**1,404,667**
= IRPEG tax applicable to the period		**10,329,200**

amounts in euro		
IRAP on current period earnings (item 22a of Inc. Stat.)		4,196,860
- Deferred IRAP tax assets for temporary differences in the period	(106,999)	
+ Return of deferred IRAP tax assets for temporary differences relating to previous periods	5,117	
Total deferred tax assets		**(101,883)**
+ Deferred IRAP tax liabilities for temporary differences	186,392	
- Return of deferred IRAP tax assets for temporary differences relating to previous periods	-	
Total deferred tax liabilities		**186,392**
= IRAP tax applicable to the period		**4,281,370**

_IRPEG

Reconciliation between tax charges according to financial statements and theoretical tax charges

amounts in euro		
Earnings before tax	**50,078,415**	
Theoretical tax charge (19% rate)		9,514,899
Permanent differences	16,464,986	
Earnings before tax adjusted by the permanent differences	**66,543,401**	
IRPEG on period earnings		12,643,246
Temporary differences deductible in subsequent periods	4,956,818	
Temporary differences taxable in subsequent periods	(26,837,401)	
Return of temporary differences from previous periods	(8,471,121)	
Tax credit on dividends	7,265,224	
Taxable income	**43,456,921**	
IRPEG on current period earnings		**8,256,815**

_IRAP

Reconciliation between tax charges according to financial statements and theoretical tax charges

amounts in euro		
Difference between value and cost of production	30,769,984	
Non-relevant costs for IRAP	69,968,142	
Total	**100,738,126**	
Theoretical tax charge 4,25%		**4,281,370**
Temporary differences deductible in subsequent periods	2,517,633	
Temporary differences taxable in subsequent periods	(4,385,701)	
Return of temporary differences from previous periods	(120,397)	
IRAP taxable income	**98,749,661**	
IRAP on current period earnings		**4,196,860**

_Calculation for the total of the "baskets" (Art. 105, para. 1, T.U.I.R. 917/86)

amounts in euro	Basket A	Basket B
Opening balance at January 1, 2001	**221,443**	**7,498,421**
Increase:		
❑ Taxes payable with income returns:		
• IRPEG	8,256,815	
Final balance at December 31, 2001	**8,478,258**	**7,498,421**

For the Board of Directors
The Chairman
Ing. Giuliano Zuccoli



AEM S.p.A. exibits

_1. Statement of changes in intangible assets

Intangible assets thousands of euro	Amounts at 31.12.2000 Historic cost	 Amortisation	 Book value
Start-up and other capitalised expenses	8,313	(6,762)	1,551
Industrial patent and intellectual property rights	4,052	(1,665)	2,387
Concessions, licences, trademarks and similar rights	5,495	(4,171)	1,324
Work in progress	951		951
Other intangible assets	1,867	(1,127)	740
Total intangible assets	**20,678**	**(13,725)**	**6,953**

	Changes during the period				Amounts at 12.31.2001		
Acquisitions	Change in category	Disposals	Amortisation for the period	Total changes for the period	Cost	Amortisation	Book value
			(514)	(514)	8,313	(7,276)	1,037
32	896		(1,660)	(732)	4,980	(3,325)	1,655
718	108		(1,380)	(554)	6,321	(5,551)	770
296	(1,037)	(152)		(893)	58		58
323	33		(563)	(207)	2,223	(1,690)	533
1,369		**(152)**	**(4,117)**	**(2,900)**	**21,895**	**(17,842)**	**4,053**

2. Statement of changes in tangible assets

Tangible assets thousands of euro	Amounts at 12.31.2000 Value of assets	Accumulated Depreciation	Book value
Non-transferable assets			
Land and buildings			
Non-industrial land	70		70
Non-industrial buildings	58,792	(1,710)	57,082
Industrial land and buildings	86,141	(8,962)	77,179
Total land and buildings	**145,003**	**(10,672)**	**134,331**
Plant and machinery			
Production facilities	229,088	(46,492)	182,596
Transport lines			
Transformer stations	1,910	(1,650)	260
Distribution networks	21,101	(3,597)	17,504
Total plant and machinery	**252,099**	**(51,739)**	**200,360**
Industrial and commercial equipment			
Miscellaneous equipment	8,154	(2,723)	5,431
Total industrial and commercial equipment	**8,154**	**(2,723)**	**5,431**
Other assets			
Furniture and fittings	2,966	(1,590)	1,376
Electric and electronic office equipment	12,112	(2,543)	9,569
Vehicles	1,268	(976)	292
Capital equipment with value up to € 516	572	(572)	
Total other assets	**16,918**	**(5,681)**	**11,237**
Work in progress and advance payments			
Non-industrial buildings	819		819
Industrial buildings	2,360		2,360
Production facilities	8,015		8,015
Transport lines			
Transformer stations			
Distribution networks			
Miscellaneous equipment			
Other assets			
Advance payments	3,505		3,505
Total work in progress and advance payments	**14,699**		**14,699**
Total non-transferable assets	**436,873**	**(70,815)**	**366,058**
Transferable assets			
Plant and machinery	214,754	(21,839)	192,915
Transferable assets in process	24,730		24,730
Total transferable assets	**239,484**	**(21,839)**	**217,645**
Total	**676,357**	**(92,654)**	**583,703**

Changes during the period					Amounts at 12.31.2001		
Acquisitions	Change in category	Disposals Value of assets	Disposals Accumulated depreciation	Depreciation	Value of assets	Accumulated depreciation	Book value
24					94		94
322		(54,228)	904	494	4,886	(1,300)	3,586
2,327	1,884	(1)		2,274	90,351	(11,236)	79,115
2,673	**1,884**	**(54,229)**	**904**	**2,768**	**95,331**	**(12,536)**	**82,795**
914	557	(20)	8	13,040	230,539	(59,524)	171,015
				30	1,910	(1,680)	230
1,467		(1)		947	22,567	(4,544)	18,023
2,381	**557**	**(21)**	**8**	**14,017**	**255,016**	**(65,748)**	**189,268**
491				941	8,645	(3,664)	4,981
491				**941**	**8,645**	**(3,664)**	**4,981**
110				435	3,076	(2,025)	1,051
1,535	30			1,326	13,677	(3,869)	9,808
102		(134)	83	69	1,236	(962)	274
77				77	649	(649)	
1,824	**30**	**(134)**	**83**	**1,907**	**18,638**	**(7,505)**	**11,133**
1,029	(1,643)	(16)			189		189
1,336	(240)				3,456		3,456
22,879	(531)				30,363		30,363
128	(30)				98		98
10,639					14,144		14,144
36,011	**(2,444)**	**(16)**			**48,250**		**48,250**
43,380	**27**	**(54,400)**	**995**	**19,633**	**425,880**	**(89,453)**	**336,427**
128	252	(370)	72	5,655	214,764	(27,422)	187,342
20,998	(279)				45,449		45,449
21,126	**(27)**	**(370)**	**72**	**5,655**	**260,213**	**(27,422)**	**232,791**
64,506		**(54,770)**	**1,067**	**25,288**	**686,093**	**(116,875)**	**569,218**

_3. Statement of changes in equity investments

Equity investment thousands of euro	Amounts at 12.31.2000 Historic cost	 Recoveries/ write-downs	 Book value	Changes during the period Increases	 Reclassifications
Financial assets					
Subsidiaries:					
Metroweb S.p.A. (formerly Citytel S.r.l.)	13,461		13,461		
AEM Elettricità S.p.A.	568,205		568,205		
AEM Gas S.p.A.	702,484		702,484		
AEM Trasmissione S.p.A.	77,566		77,566		
AEM Energia S.p.A.	102		102	1	
AEM Service S.r.l.	12,405		12,405		
Serenissima Gas S.p.A.	17,421		17,421		
AEM Trading S.r.l.				99	
Zincar S.r.l.				51	98
Total subsidiaries	**1,391,644**		**1,391,644**	**151**	**98**
Affiliates:					
Società Servizi Valdisotto S.p.A.	2,073		2,073		
Malpensa Energia S.r.l.	2,531		2,531		
Alagaz S.p.A.	8		8		
Mestni Plinovodi d.o.o.	2,136		2,136	5,168	
Fastweb S.p.A.	30,658		30,658	39,490	
Zincar S.r.l.	98		98		(98)
Bovisa Sviluppo S.p.A.	52		52		
Laritel S.r.l.	606		606		(606)
Electrone S.p.A.	112		112	263	
Plurigas S.p.A.	96		96	224	
Consorzio Italpower (in liquidation)				646	
Italpower S.p.A. (in liquidation)				186	
e-Utile S.p.A.				81	
Consorzio 3A				1,580	
Total affiliates	**38,370**		**38,370**	**47,638**	**(704)**
Total	**1,430,014**		**1,430,014**	**47,789**	**(606)**

Changes during the period: Decreases	Changes during the period: Recoveries/ write-downs	Amounts at 12.31.2001: Cost	Amounts at 12.31.2001: Recoveries/ write-downs	Amounts at 12.31.2001: Book value	Equity method: % held	Equity method: Shareholders' equity as of 12.31.2001	Equity method: Value of share held
		13,461		13,461	67.16%	26,577	17,849
		568,205		568,205	99.99%	579,606	579,548
(2)		702,482		702,482	99.99%	707,055	706,984
		77,566		77,566	99.99%	79,132	79,124
		103		103	99.99%	1,560	1,560
		12,405		12,405	100%	13,169	13,169
		17,421		17,421	71.44%	4,745	3,390
		99		99	100%	3,275	3,275
		149		149	100%	184	184
(2)		**1,391,891**		**1,391,891**		**1,415,303**	**1,405,083**
		2,073		2,073	35.76%	6,035	2,158
		2,531		2,531	49%	5,997	2,939
		8		8	35%		
		7,304		7,304	39.87%	13,214	5,268
		70,148		70,148	30.80%	260,943	80,370
							-
		52		52	50%	97	49
					6.20%		
		375		375	25%	1,542	386
		320		320	40%	5,316	2,126
		646		646	25%	2,582	646
	(186)	186	(186)		10%		
		81		81	49%	100	49
		1,580		1,580	30%	5,264	1,579
	(186)	**85,304**	**(186)**	**85,118**		**301,090**	**95,570**
(2)	**(186)**	**1,477,195**	**(186)**	**1,477,009**		**1,716,393**	**1,500,653**

4. Subsidiaries companies

Company thousands of euro	Headquarters	Currency	Authorised capital as of 12.31.2001	Shareholder's equity as of 12.31.2001
Subsidiaries:				
Metroweb S.p.A. (formerly Citytel S.r.l.)	Milan	Euro	20,180	26,577
AEM Elettricità S.p.A	Milan	Euro	520,000	579,606
AEM Gas S.p.A.	Milan	Euro	572,000	707,055
AEM Trasmissione S.p.A.	Milan	Euro	76,597	79,132
AEM Energia S.p.A.	Milan	Euro	104	1,560
AEM Service S.r.l.	Milan	Euro	12,405	13,169
Serenissima Gas S.p.A.	Milan	Euro	1,082	4,745
AEM Trading S.r.l.	Milan	Euro	99	3,275
Zincar S.r.l.	Milan	Euro	100	184

Net income (loss) at 12.31.2001	% held	Value of share held (a)	Book value (b)	Difference (a - b)
6,241	67.16%	17,849	13,461	4,388
9,026	99.99%	579,548	568,205	11,343
5,183	99.99%	706,984	702,482	4,502
1,486	99.99%	79,124	77,566	1,558
1,452	99.99%	1,560	103	1,457
820	100%	13,169	12,405	764
1,865	71.44%	3,390	17,421	(14,031)
3,176	100%	3,275	99	3,176
71	100%	184	149	35

4. Affiliates companies

Company thousands of euro	Headquarters	Currency	Authorised capital	Shareholder's equity as of 12.31.2001
Società Servizi Valdisotto S.p.A	Valdisotto (SO)	Euro	5,837	6,035
Malpensa Energia S.r.l.	Segrate (MI)	Euro	5,200	5,997
Alagaz S.p.A.	St. Petersburg (Russian Federation)	Euro	21	21
Mestni Plinovodi d.o.o. (Amounts expressed in Euro at the SIT exchange rate of 28.12.01 = Euro 0.004569)	Capodistria (Slovenia)	Euro	2,056	13,214
Fastweb S.p.A.	Milan	Euro	34,876	260,943
Bovisa Sviluppo S.p.A.	Milan	Euro	102	97
Electrone S.p.A.	Turin	Euro	1,300	1,342
Plurigas S.p.A.	Milan	Euro	800	5,316
Consorzio Italpower (in liquidation)	Milan	Euro	2,582	2,582
e-Utile S.p.A.	Milan	Euro	100	100
Consorzio 3A	Genoa	Euro	5,268	5,264

Net income (loss) at 12.31.2001	% held	Value of share held (a)	Book value (b)	Difference (a - b)
23	35.76%	2,158	2,073	85
223	49%	2,939	2,531	408
-	35%	8	8	-
(1,110)	39.87%	5,268	7,304	(2,036)
(22,651)	30.80%	80,370	70,148	10,222
(6)	50%	49	52	(3)
42	25%	386	375	11
4,516	40%	2,126	320	1,806
-	25%	646	646	-
-	49%	49	81	(32)
(4)	30%	1,579	1,580	(1)

5. Significant equity investments

- (pursuant to CONSOB resolution no. 11971 of May 14, 1999, Section 126)

Name	Foreign country	% of equity investment out of voting capital	Type of possession	Entity directly holding equity investment
AEM Distribuzione Energia Elettrica S.p.A.		99.99%	Ownership	AEM S.p.A.
AEM Distribuzione Gas e Calore S.p.A.		99.99%	Ownership	AEM S.p.A.
AEM Gestione Linee di Trasporto Elettricità S.p.A.		99.99%	Ownership	AEM S.p.A.
AEM Acquisto e Vendita di Energia S.p.A.		99.99%	Ownership	AEM S.p.A.
Metroweb S.p.A. (formerly Citytel S.r.l.)		67.16%	Ownership	AEM S.p.A.
AEM Service S.r.l.		100%	Ownership	AEM S.p.A.
Serenissima Gas S.p.A.		71.44%	Ownership	AEM S.p.A.
AEM Trading S.r.l.		100%	Ownership	AEM S.p.A.
Zincar S.r.l.		100%	Ownership	AEM S.p.A.
Malpensa Energia S.r.l.		49%	Ownership	AEM S.p.A.
Società Servizi Valdisotto S.p.A.		35.76%	Ownership	AEM S.p.A.
Alagaz S.p.A.	Russian Federation	35%	Ownership	AEM S.p.A.
Metsni Plinovodi d,o,o,	Slovenia	39.87%	Ownership	AEM S.p.A.
Bovisa Sviluppo S.p.A.		50%	Ownership	AEM S.p.A.
Fastweb S.p.A.		30.80%	Ownership	AEM S.p.A.
Electrone S.p.A.		25%	Ownership	AEM S.p.A.
Plurigas S.p.A.		40%	Ownership	AEM S.p.A.
Consorzio Italpower		25%	Ownership	AEM S.p.A.
e-Utile S.p.A.		49%	Ownership	AEM S.p.A.
Consorzio 3A		30%	Ownership	AEM S.p.A.

_6. Statement of changes in Shareholders' Equity

Shareholder's equity thousands of euro	Share capital	Legal reserve	Extraordinary reserve	Accelerated depreciation reserve	Other reserves	Net income (loss) for the period	Total
Shareholders' equity as of 12.31.2000	**929,647**	**62,555**	**921,610**			**29,683**	**1,943,495**
Changes during the period:							
Legal reserve		1,484				(1,484)	
Extraordinary reserve			11,693			(11,693)	
Use of Extraordinary Reserve for conversion of authorised capital in Euro	6,378		(6,378)				
Accelerated depreciation reserve				3,491		(3,491)	
Other reserves					3	(3)	
Net income distributed to shareholders			(61,357)			(13,012)	(74,369)
Net income (loss) for the period						35,468	35,468
Shareholders' equity as of 12.31.2001	**936,025**	**64,039**	**865,568**	**3,491**	**3**	**35,468**	**1,904,594**

7. AEM S.p.A. Cash flow statement

amounts in euro	Balance as of 12.31.2001	Balance as of 12.31.2000
Cash flow from operating activities		
Net income	35,467,846	29,683,011
Depreciation of tangible assets	25,288,439	26,496,051
Amortisation of intangible assets	4,117,065	5,840,815
Changes in assets and liabilities:		
Decrease in subsidiary and affiliate receivables for sales of power and services	2,684,641	22,775,170
Increase in parent company receivables	(16,309,748)	8,068,808
Decrease in other receivables	26,736,855	(45,620,778)
Decrease in inventories	1,548,487	1,982,845
Increase in accrued income and prepaid expenses	(44,645,115)	2,883,407
Increase in accounts payable to suppliers	48,219,876	(14,956,581)
Decrease in subsidiary payables	(9,545,353)	9,978,760
Decrease in affiliate payables	(1,681,268)	6,721,038
Decrease in other debts and payables	(30,973,394)	29,248,450
Increase in advances from customers	8,847,588	4,017,694
Increase in accrued expenses and deferred income	142,053	218,755
Decrease in employee' leaving payed	(59,697)	(3,453,219)
Increase in other reserves	1,312,652	2,970,708
Total cash flow from operating activities	**51,150,927**	**86,854,934**
Cash flow used in investment activities		
Net capital expenditures on tangible and intangible assets	(12,020,452)	(88,798,822)
Transfer of non-current assets to subsidiaries		193,721
Divestments		
New equity investments	(19,944,559)	(98,885,954)
Total cash flow used in investment activities	**(31,965,011)**	**(187,491,055)**
Free cash flow	**19,185,916**	**(100,636,121)**
Cash flow from financing activities		
Net change in Shareholder's equity	2,734	
Increase in bank debt	30,987,414	
Decrease in financial receivables	8,032,081	(8,812,398)
Decrease in current account debt due to subsidiaries	(39,515,135)	(15,641,905)
Increase in debt to other financial institutions		1,047,295
Decrease in cash account debt due to the parent company - Municipality of Milan	(14,705,651)	(35,925,560)
Net income distributed	(74,371,752)	(106,909,393)
Total cash flow used in financing activities	**(89,570,309)**	**(166,241,961)**
NET CHANGE IN CASH AND CASH EQUIVALENT	**(70,384,393)**	**(266,878,082)**
CASH AND CASH EQUIVALENT, BEGINNING OF THE PERIOD	**87,294,631**	**354,172,713**
CASH AND CASH EQUIVALENT, END OF THE PERIOD	**16,910,238**	**87,294,631**
NET FINANCIAL POSITION		
Cash and cash equivalent	16,910,238	87,294,631
Cash receivables	1,244,096	9,276,177
Current account with the Municipality of Milan	(60,173,067)	(74,878,718)
Bank debt	(30,987,414)	
Other financial institutions	(5,331,305)	(5,331,305)
Current account with subsidiaries	(22,297,526)	(61,812,661)
TOTAL NET FINANCIAL POSITION	**(100,634,978)**	**(45,451,876)**

AEM S.p.A. Statement of funding allocation

amounts in euro	Balance as of 12.31.2001 Subtotal	Total	%	Balance as of 12.31.2000 Subtotal	Total	%
INVESTED CAPITAL						
INTANGIBLE ASSETS	4,053,112		0.20	6,953,010		0.35
TANGIBLE ASSETS						
Gross amount	686,094,400		34.22	676,356,874		34.01
(Accumulated depreciation)	(116,876,562)		(5.83)	(92,653,882)		(4.66)
	569,217,838		28.39	583,702,992		29.35
FINANCIAL ASSETS						
Equity investments	1,498,385,534		74.72	1,478,440,975		74.33
Other financial receivables	3,020,954		0.15	3,346,068		0.17
Security deposits	468,691		0.02	461,435		0.02
(Risk and expense reserves)	(57,455,697)		(2.87)	(56,143,045)		(2.82)
(Employees' leaving payed)	(32,163,927)		(1.60)	(32,223,624)		(1.62)
* **NET FIXED ASSETS**	**1,985,526,505**		**99.01**	**1,984,537,811**		**99.78**
Inventories	16,646,639		0.83	18,195,126		0.91
Short-term receivables	162,001,104		8.08	174,794,994		8.79
Accrued income and prepaid expenses	61,499,141		3.07	16,854,026		0.85
(Accounts payable to suppliers)	(170,257,619)		(8.49)	(122,037,743)		(6.14)
(Other debt and payables)	(49,819,602)		(2.48)	(83,172,029)		(4.18)
(Accrued expenses and deferred income)	(367,522)		(0.02)	(225,469)		(0.01)
* **WORKING CAPITAL**	**19,702,141**		**0.99**	**4,408,905**		**0.22**
** **TOTAL INVESTED CAPITAL**		**2,005,228,646**	**100.00**		**1,988,946,716**	**100.00**
SOURCES OF FUNDING						
* **TOTAL SHAREHOLDER'S EQUITY**	**(1,904,593,668)**		**(94.98)**	**(1,943,494,840)**		**(97.71)**
Long term financial receivables	1,244,096		0.06	2,486,642		0.13
(Long term debt)	(10,495,874)		(0.52)	(5,331,305)		(0.27)
(1) TOTAL FINANCIAL POSITION AFTER ONE YEAR	(9,251,778)		(0.46)	(2,844,663)		(0.14)
Financial receivables due within one year	82,322,832		4.11	101,613,809		5.11
Cash and cash equivalent	16,910,238		0.84	17,403,863		0.88
(Debt due within one year)	(190,616,270)		(9.51)	(161,624,885)		(8.13)
(2) TOTAL FINANCIAL POSITION WITHIN ONE YEAR	(91,383,200)		(4.56)	(42,607,213)		(2.14)
* **TOTAL NET FINANCIAL POSITION (1 + 2)**	**(100,634,978)**		**(5.02)**	**(45,451,876)**		**(2.29)**
** **TOTAL SOURCES**		**(2,005,228,646)**	**(100.00)**		**(1,988,946,716)**	**(100.00)**

82-4911

amounts in euro		Balance as of 12.31.2001			Balance as of 12.31.2000		
		Subtotal	Total	%	Subtotal	Total	%
ASSETS							
1.	**CURRENT ASSETS**		**339,379,954**	**14.05**		**328,861,819**	**13.68**
	Cash, bank deposits and fixed-rate securities	16,910,238		0.70	17,403,863		0.72
	Investments in current assets				6,720,846		0.28
	Receivables for financial transactions				69,890,768		2.91
	Receivables for the sale of power and services	12,220,956		0.51	23,441,729		0.98
	Subsidiary receivables	75,591,915		3.13	65,937,336		2.74
	Subsidiary financial receivables	82,322,832		3.41	24,933,506		1.04
	Affiliate receivables	1,296,518		0.05	2,414,965		0.10
	Parent company receivables	41,338,080		1.71	25,028,332		1.04
	Electricity Equalization Fund receivables	5,784,906		0.24	13,159,587		0.55
	Other receivables	25,459,503		1.05	43,221,144		1.80
	Advances to suppliers during the period	181,963		0.01	1,436,219		0.06
	Current portion of long term financial receivables	127,263		0.01	155,682		0.01
	Affiliate financial receivables				68,689		0.00
	Inventories	16,646,639		0.69	18,195,126		0.76
	Accrued income and prepaid expenses	61,499,141		2.55	16,854,026		0.70
2.	**TANGIBLE ASSETS**		**569,217,838**	**23.56**		**583,702,992**	**24.28**
	Transferable tangible assets	187,342,033		7.75	192,914,475		8.02
	Non-transferable tangible assets	367,711,939		15.22	387,283,538		16.11
	Advances to suppliers for plant assets	14,163,866		0.59	3,504,980		0.15
3.	**INTANGIBLE ASSETS**		**4,053,112**	**0.17**		**6,953,010**	**0.29**
	Intangible assets	4,053,112		0.17	6,953,010		0.29
4.	**FINANCIAL ASSETS**		**1,503,119,275**	**62.22**		**1,484,735,120**	**61.75**
	Investments	1,498,385,534		62.03	1,478,440,975		61.49
	Securities	78,326		0.00	78,326		0.00
	Long term financial receivables from affiliates	1,165,770		0.05	2,408,316		0.10
	Long term financial receivables	3,489,645		0.14	3,807,503		0.16
5.	**TOTAL FIXED ASSETS (2 + 3 + 4)**		**2,076,390,225**	**85.95**		**2,075,391,122**	**86.32**
6.	**TOTAL ASSETS (1 + 5)**		**2,415,770,179**	**100.00**		**2,404,252,941**	**100.00**

amounts in euro	Balance as of 12.31.2001 Subtotal	Total	%	Balance as of 12.31.2000 Subtotal	Total	%
LIABILITIES AND SHAREHOLDERS' EQUITY						
1. CURRENT LIABILITIES		**411,061,013**	**17.02**		**367,060,127**	**15.27**
Advance payments from customers	13,403,430		0.55	4,555,842		0.19
Suppliers	170,257,619		7.05	122,037,743		5.08
Subsidiary payables	4,994,213		0.21	14,539,566		0.60
Subsidiary financial payables	104,620,358		4.33	86,746,167		3.61
Affiliate payables	5,039,770		0.21	6,721,038		0.28
Parent company payables						
– current account	60,173,067		2.49	74,878,718		3.11
– other payables	389,061		0.02	27,306,348		1.14
Taxes payable	9,411,731		0.39	13,131,439		0.55
Social security payables	9,316,009		0.39	9,397,943		0.39
Electricity Equalization Fund payables	88,503		0.00	124,533		0.01
Personnel payables	3,599,088		0.15	4,652,741		0.19
Other debt and payables	3,577,797		0.15	2,742,579		0.11
Short-term bank debt	25,822,845		1.07			
Accrued expenses and deferred credits	367,522		0.02	225,469		0.01
2. NON CURRENT LIABILITIES		**100,115,498**	**4.14**		**93,697,974**	**3.90**
Medium and long-term bank debt	5,164,569		0.21			
Debt to other financial institutions	5,331,305		0.22	5,331,305		0.22
Employee' leaving entitlement	32,163,927		1.33	32,223,624		1.34
Reserve for deferred taxes	6,097,141		0.25	4,506,082		0.19
Reserve for specific risks	51,358,556		2.13	51,636,963		2.15
3. SHAREHOLDER'S EQUITY		**1,904,593,668**	**78.84**		**1,943,494,840**	**80.84**
Share Capital	936,024,648		38.75	929,646,898		38.67
Legal reserve	64,038,868		2.65	62,554,718		2.60
Other reserves	869,062,306		35.97	921,610,213		38.33
Retained earnings						
Net income	35,467,846		1.47	29,683,011		1.23
4. TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY		**2,415,770,179**	**100.00**		**2,404,252,941**	**100.00**

AEM S.p.A. Reclassified Income Statement

amounts in euro

		Balance as of 12.31.2001			Balance as of 12.31.2000		
		Subtotal	Total	%	Subtotal	Total	%
A.	**REVENUES**		**397,255,234**	100.00		**302,795,347**	**100.00**
	Sale of power to other electric companies	2,062,802		0.52	4,255,353		1.41
	Sale of electricity to users	49,894		0.01	98,443		0.03
	Sale of electricity to subsidiaries	183,819,882		46.27	116,266,595		38.40
	Sale of electricity to sole operator	17,738,128		4.47			
	Sale of materials to subsidiaries	10,903,256		2.74	11,615,606		3.84
	Services to parent company (Municipality of Milan)	32,583,988		8.23	35,603,961		11.76
	Services provided on behalf of third parties	31,051,067		7.82	29,877,056		9.87
	Services to subsidiaries	57,319,500		14.43	57,812,657		19.09
	Services to affiliates	1,137,143		0.29	3,483,737		1.15
	Changes in work in progress projects	(2,301,168)		(0.58)	(1,966,091)		(0.65)
	Connection fees	253		0.00	1,138		0.00
	Subsidiary rentals	33,454,335		8.42	1,834,024		0.61
	Other current period revenues	20,187,529		5.08	5,662,307		1.87
	Total revenues	**388,106,512**		97.70	**264,544,786**		**87.37**
	Electricity Equalization Fund contribution	**9,148,622**		2.30	**38,250,561**		**12.63**
B.	**OPERATING COSTS**		**273,474,175**	68.84		**191,658,813**	**63.30**
	Fuel and purchases of power	94,727,239		23.85	70,903,335		23.42
	Materials	20,617,180		5.19	19,819,736		6.55
	Delivering fees				36,881		0.01
	Contracts and other work	36,462,262		9.18	38,988,668		12.88
	Services	41,733,421		10.51	35,085,912		11.59
	Services from subsidiaries	5,015,368		1.26	2,663,202		0.88
	Services from affiliates	3,897,375		0.98	4,035,548		1.33
	Lease and rental expense	13,262,621		3.34	7,006,254		2.31
	Mountain municipalities contributions and water diversion fees	5,848,033		1.47	5,958,291		1.97
	Charge for extraction of hydroelectric power	40,183,652		10.12			
	Taxes and duties for the period	3,048,785		0.77	2,878,584		0.95
	Other operating expenses	8,678,239		2.18	4,282,402		1.41
C.	**VALUE ADDED (A - B)**		**123,781,059**	31.16		**111,136,534**	**36.70**
D.	**PRESONNEL EXPENSES**		**60,329,331**	15.19		**68,600,159**	**22.66**
	Personnel expenses	60,329,331		15.19	68,600,159		22.66
E.	**GROSS OPERATING INCOME (EBITDA) (C - D)**		**63,451,728**	**15.97**		**42,536,375**	**14.05**
F.	**AMORTIZATION, DEPRECIATION AND PROVISIONS**		**32,681,744**	8.23		**34,959,185**	**11.55**
	Depreciation of tangible assets	25,288,439		6.37	26,496,051		8.75
	Amortization of intangible assets	4,117,065		1.04	5,840,815		1.93
	Provisions to allowance for doubtful receivables	938,943		0.24	323,101		0.11
	Provisions/uses of risk reserves	2,337,297		0.59	2,299,218		0.76
G.	**OPERATING INCOME (EBIT) (E - F)**		**30,769,984**	**7.75**		**7,577,190**	**2.49**

amounts in euro	Balance as of 12.31.2001			Balance as of 12.31.2000		
	Subtotal	Total	%	Subtotal	Total	%
H. FINANCIAL EXPENSE		**17,915,039**	**4.51**		**15,076,451**	**4.98**
Interest expense on current account with parent company	2,935,795		0.74	2,171,930		0.72
Interest on subsidiary payables	4,688,352		1.18	6,109,024		2.01
Other financial interest	1,302,784		0.33	163,911		0.05
Write-downs of equity investments	8,988,108		2.26	6,631,586		2.19
I. FINANCIAL INCOME		**35,596,025**	**8.96**		**33,502,421**	**11.06**
Other financial income	16,209,968		4.08	19,581,366		6.48
Income from equity investments	18,230,467		4.59	13,490,871		4.46
Interest on subsidiary receivables	1,155,590		0.29	430,184		0.14
L. TOTAL FINANCIAL INCOME AND (EXPENSE) (I - H)		**17,680,986**	**4.45**		**18,425,970**	**6.09**
M. INCOME BEFORE EXTRAORDINARY ITEMS (G + L)		**48,450,970**	**12.20**		**26,003,160**	**8.59**
N. EXTRAORDINARY INCOME (EXPENSES)		**1,627,445**	**0.41**		**17,382,150**	**5.74**
O. INCOME BEFORE TAXES (M + N)		**50,078,415**	**12.61**		**43,385,310**	**14.33**
P. TAXES		**14,610,569**	**3.68**		**13,702,299**	**4.53**
- Income taxes	14,610,569		3.68	13,702,299		4.53
Q. NET INCOME (O - P)		**35,467,846**	**8.93**		**29,683,011**	**9.80**

(pursuant to Paragraph 4, Article 2429 of the Civil Code)

Registered headquarters: Milan

Authorised capital: € 20,180,160

% held: 67.16% AEM S.p.A.

thousands of euro	12.31.2001	12.31.2000
Total revenues	56,246	19,461
Gross operating income	16,856	2,858
Operating income	10,609	323
Net income	6,241	(271)
Current assets	56,858	43,526
Fixed assets	177,189	98,389
Current liabilities	129,603	95,577
Medium and long-term liabilities and miscellaneous reserves	77,867	26,002
Shareholder's equity	25,577	20,336
Net financial position	(36,330)	(18,322)

AEM TRASMISSIONE S.p.A.

Registered headquarters: Milan

Authorised capital:	€ 76,596,900
% held:	99.99% AEM S.p.A.

thousands of euro	12.31.2001	12.31.2000
Total revenues	10,873	8,125
Value added	6,655	6,666
Gross operating income	5,506	5,498
Operating income	2,208	2,261
Current income	2,212	2,353
Income before taxes	2,481	2,359
Net income	1,486	1,325
Current assets	14,631	8,096
Fixed assets	70,683	73,296
Current liabilities	5,327	1,865
Medium and long-term liabilities and miscellaneous reserves	855	836
Shareholder's equity	79,132	78,692
Net financial position	(3,683)	2,725

(pursuant to Paragraph 4, Article 2429 of the Civil Code)

Registered headquarters: Milan

Authorised capital: € 520,000,000
% held: 99.99% AEM S.p.A.

thousands of euro	12.31.2001	12.31.2000
Total revenues	310,206	186,194
Value added	75,131	67,522
Gross operating income	60,944	52,794
Operating income	10,588	16,862
Current income	14,386	20,032
Income before taxes	14,724	20,430
Net income	9,025	11,201
Current assets	163,324	153,705
Fixed assets	512,292	533,715
Current liabilities	68,680	93,453
Medium and long-term liabilities and miscellaneous reserves	27,330	13,041
Shareholder's equity	579,606	580,925
Net financial position	72,077	84,021

AEM ENERGIA S.p.A.

Registered headquarters: Milan

Authorised capital: € 104,000
% held: 99.99% AEM S.p.A.

thousands of euro	12.31.2001	12.31.2000
Total revenues	157,087	65,589
Value added	5,841	1,335
Gross operating income	2,936	406
Operating income	2,373	268
Current income	2,342	247
Income before taxes	2,353	232
Net income	1,452	42
Current assets	65,691	31,119
Fixed assets	997	31
Current liabilities	63,721	30,629
Medium and long-term liabilities and miscellaneous reserves	1,407	399
Shareholder's equity	1,560	122
Net financial position	(10,991)	(11,443)

(pursuant to Paragraph 4, Article 2429 of the Civil Code)

Registered headquarters: Milan

Authorised capital: € 572,000,000
% held: 99.99% AEM S.p.A.

thousands of euro	12.31.2001	12.31.2000
Total revenues	443,983	362,814
Value added	129,374	114,174
Gross operating income	108,239	91,776
Operating income	18,473	14,252
Current income	11,243	4,840
Income before taxes	7,187	1,323
Current period income/loss	5,183	(1,236)
Current assets	194,030	106,985
Fixed assets	916,291	951,624
Current liabilities	370,671	308,021
Medium and long-term liabilities and miscellaneous reserves	32,594	48,715
Shareholder's equity	707,055	701,872
Net financial position	(144,973)	(201,394)

Registered headquarters: Milan

Authorised capital: € 12,405,294
% held: 100% AEM S.p.A.

thousands of euro	12.31.2001	12.31.2000
Total revenues	16,367	4,692
Value added	10,647	3,525
Gross operating income	3,348	946
Operating income	878	96
Current income	955	99
Income before taxes	955	99
Current period income/loss	820	(56)
Current assets	5,575	3,354
Fixed assets	16,886	16,253
Current liabilities	5,134	3,082
Medium and long-term liabilities and miscellaneous reserves	4,158	4,176
Shareholder's equity	13,169	12,349
Net financial position	(1,761)	(109)

(pursuant to Paragraph 4, Article 2429 of the Civil Code)

Registered headquarters: Milan

Authorised capital: € 99,000
% held: 100% AEM S.p.A.

thousands of euro	31.12.2001
Total revenues	176,392
Value added	6,267
Gross operating income	5,859
Operating income	5,351
Current income	5,378
Income before taxes	5,378
Net income	3,176
Current assets	132,735
Fixed assets	4
Current liabilities	129,246
Medium and long-term liabilities and miscellaneous reserves	218
Shareholder's equity	3,275
Net financial position	32,496

SERENISSIMA GAS S.p.A.

Registered headquarters: Milan

Authorised capital: € 1,081,600
% held: 71.44% ([1]) AEM S.p.A.

([1]) Net of own shares held by Serenissima Gas S.p.A., the percentage held in equity is 79.4%.

thousands of euro	12.31.2001	12.31.2000 (*)
Total revenues	23,136	18,529
Value added	4,939	3,972
Gross operating income	4,009	3,070
Operating income	3,163	2,309
Current income	3,136	2,181
Income before taxes	3,135	2,188
Net income	1,865	1,314
Current assets	9,754	7,188
Fixed assets	10,397	10,030
Current liabilities	14,291	11,672
Medium and long-term liabilities and miscellaneous reserves	1,116	1,603
Shareholder's equity	4,745	3,942
Net financial position	(7,016)	(4,574)

(*) figures include the amounts for Triveneta Gas S.p.A.

Subsidiary companies highlights

(Pursuant to Paragraph 4, Article 2429 of the Civil Code)

Registered headquarters: Milan

Authorised capital: € 100,000
% held: 100% AEM S.p.A.

thousands of euro	12.31.2001	12.31.2000
Total revenues	778	
Value added	140	(93)
Gross operating income	75	(93)
Operating income	62	(93)
Current income	74	(88)
Income before taxes	78	(88)
Net income (loss)	71	(88)
Current assets	1,307	161
Fixed assets	7	
Current liabilities	1,067	48
Medium and long-term liabilities and miscellaneous reserves	63	
Shareholder's equity	184	112
Net financial position	44	

(pursuant to Paragraph 3, Article 2429 of the Civil Code)

[illegible] Valdisotto S.p.A.

Registered headquarters: Valdisotto (So)

Authorised capital: € 5,836,888
% held: 35.76% AEM S.p.A.

thousands of euro	12.31.2001	12.31.2000
Total revenues	5,731	4,574
Value added	1,207	1,298
Gross operating income	1,072	1,182
Operating income	(14)	109
Current income	46	133
Income before taxes	46	166
Net income	23	86
Current assets	2,944	2,637
Fixed assets	4,330	5,099
Current liabilities	1,138	1,819
Medium and long-term liabilities and miscellaneous reserves	101	96
Shareholder's equity	6,035	5,821
Net financial position	1,178	688

(pursuant to Paragraph 3, Article 2429 of the Civil Code)

Registered headquarters: Milan Linate Airport

Authorised capital: € 5,200,000
% held: 49% AEM S.p.A.

thousands of euro	12.31.2001	12.31.2000
Total revenues	16,824	14,341
Value added	4,871	4,881
Gross operating income	4,157	4,205
Operating income	2,311	2,394
Income before taxes	444	444
Net income	223	187
Current assets	9,955	9,379
Fixed assets	25,684	25,193
Current liabilities	5,553	2,904
Medium and long-term liabilities and miscellaneous reserves	24,039	25,893
Shareholder's equity	5,997	5,774
Net financial position	(16,712)	(22,423)

[illegible] S.p.A.

Registered headquarters: Milan

Authorised capital: € 34,876,400
% held: 30.8% AEM S.p.A.

thousands of euro	12.31.2001	12.31.2000
Total revenues	106,236	31,629
Gross operating income	(29,879)	(16,624)
Operating income	(87,225)	(30,829)
Net income (loss)	(22,651)	(25,218)
Current assets	158,867	58,723
Fixed assets	557,909	137,080
Current liabilities	297,395	143,406
Medium and long-term liabilities and miscellaneous reserves	158,438	1,228
Shareholder's equity	260,943	51,169
Net financial position	(125,969)	(48,578)

(pursuant to Paragraph 3, Article 2429 of the Civil Code)

Registered headquarters: Milan

Authorised capital: € 102,000

% held: 50% AEM S.p.A.

thousands of euro	12.31.2001	12.31.2000
Total revenues	–	–
Value added	(8)	(1)
Gross operating income	(8)	(1)
Operating income	(8)	(1)
Current income	(6)	1
Income before taxes	(6)	1
Net income (loss)	(6)	1
Current assets	98	97
Fixed assets	7	7
Current liabilities	8	1
Medium and long-term liabilities and miscellaneous reserves	–	–
Shareholder's equity	97	104
Net financial position	94	96

[illegible] d.o.o.

Registered headquarters: Capodistria

uthorised capital: Sit 450,000,000
% held: 39.87% AEM S.p.A.

thousands of euro	12.31.2001	12.31.2000
Total revenues	3,206	1,793
Value added	387	394
Gross operating income	174	256
Operating income	(354)	(242)
Current income (loss)	(1,107)	(1,146)
Net period (loss)	(1,110)	(1,166)
Current assets	6,497	2,403
Fixed assets	34,031	24,673
Current liabilities	1,728	2,018
Medium and long-term liabilities and miscellaneous reserves	21,590	24,368
Shareholder's equity	13,214	690

(*) Exchange rate of the SIT at December 31, 2001 = 8.8480 converted to Euro.

(pursuant to Paragraph 3, Article 2429 of the Civil Code)

Registered headquarters: Milan

Authorised capital: € 800,000

% held: 40% AEM S.p.A.

thousands of euro	31.12.2001
Total revenues	199,320
Value added	10,513
Gross operating income	9,869
Operating income	8,069
Income before taxes	7,684
Net income	4,516
Current assets	204,741
Fixed assets	18
Current liabilities	198,305
Medium and long-term liabilities and miscellaneous reserves	1,137
Shareholder's equity	5,316
Net financial position	(135,432)

pursuant to Article 153 of Legislative Decree 58/59 and paragraph 3, Article 2429 of the Civil Code

(Translation from the original issued in Italian)

Dear Shareholders,

During the fiscal year ending December 31, 2001, the Audit Committee has carried out the monitoring activities stipulated by law (Legislative Decree No. 58 of 2/24/98 and the Unified Code of provisions related to financial brokerage activities) adapting its operations to the principles for Audit Committees in companies with share capital listed in the regulated markets as recommended by the National Boards of Business Consultants and Accountants.

In order to carry out its functions, the Audit Committee:

participated in all meetings of the Board of Directors and Executive Committee (totalling 8) which were held during the year, and through its participation in these, the Audit committee obtained information from directors, on a continual basis, regarding the activities performed and most significant transactions carried out by the company and subsidiaries with respect to operations, the financial situation and the balance sheet, and made sure that all actions approved and implemented were in accordance with the law and company Bylaws, and were not imprudent or risky or a potential conflict of interest with, or contradictory to, resolutions passed by the shareholders' meeting or such as to compromise the solidity of the company's assets;

met at least once a week, and put into effect the preparation of 57 Minutes of the activities taking place within the company;

evaluated the congruency and that the company's interests were met in the operations of an ordinary nature within the group and with the correlated parties, whose characteristics, the subjects involved and economic effects are amply covered in the notes to the financial statements and in the directors' report on operations, to which the reader is referred by the Audit Committee;

did not note any atypical and/or unusual operations as a result of the monitoring;

did not find any important matters or observations in the certification report;

was not in receipt of any complaints or petitions pursuant to article 2408 of the Civil Code

noted that, during the financial period, further mandates were conferred to the auditing firm and to subjects connected to the firm on a continual basis, as described below showing the date of appointment, the objective and respective costs:

– the Studio Associato Legale Tributario was engaged on February 20, 2001, with the object of consultancy and tax assistance for a fee of € 23,240.56 and engaged on November 26, 2001 for the purpose of professional services for the application of all the provisions required by Legislative Decree 231 of June 8, 2001, as amended by Decree Law 350 of September 25, 2001, for a fee of € 69,411.80. The company Revind S.r.l. was engaged on February 14, 2001 for the purpose of professional services for preparing the procedures for externally communicating corporate information, for a fee of € 28,405.13, and engaged on February 20, 2001 for the purpose of professional services for internal auditing, for a fee of € 51,645.69;

did not issue opinions pursuant to law during the period;

monitored for compliance with the principles of proper management through direct observations, the gathering of information from managers of internal organisation functions and meetings with the auditing firm for the purposes of the mutual exchange of relevant data and information. There were no observations to be made in this respect;

acquired knowledge of, and monitored, to the extent of its responsibilities, the adequacy of the company's organisational structure, with respect to which no remarks are to be highlighted;

found the internal control system to be adequate and monitored the activities of those in charge of its operations, particularly through periodical meetings with those in charge of the Internal Audit Function, where it examined the activities carried out and the reports produced, also assessing the congruence of the remedial actions proposed and put into effect by the organisational entities concerned;

- monitored the adequacy of the administrative and accounting system, and its reliability in accurately reporting on operating events, by obtaining information from managers of the respective areas, reviewing company documents and analysing the results of work performed by the auditing firm and, with respect to this, has no observations to make;
- checked to make sure that the company gave adequate instructions to subsidiaries pursuant to Paragraph 2, Article 114 of Legislative Decree No. 58/98 and, with respect to this, has no observations to make;
- checked compliance with legal provisions regarding the preparation and posting to financial statements and the report on operations through direct verification and with the assistance of managers of the respective areas and through information obtained from the auditing firm.

The Committee reminds shareholders that, in March 2001, the company adopted the Code of Conduct issued in October 1999 by the Committee for Corporate Governance of Listed Companies. The Board of Directors has given ample information about the operations carried out as a result of adhering to the Code in the specific section in its report on operations of the company and the Group during 2001.

The Audit Committee has noted, from the company results, that the Control Committee, set up as part of the Board of Directors, held 6 meetings during 2001, in 4 of which it met those in charge of internal control.

The Remuneration Committee met once.

The Audit Committee confirms that, during the activities carried out and during the meetings held with the auditors pursuant to Article 150, paragraph 2, of Legislative Decree 58/1998, no material facts were revealed that would require notification to supervisory authorities or observation in this report, nor were there found any omissions, censurable facts or irregularities.

The Audit Committee notes that, during the year, the following events took place:

- the merger by incorporation of the subsidiary Triveneta Gas S.p.A. into its parent company Serenissima Gas S.p.A.
- the constitution of the company AEM Trading S.r.l.
- the subscribing by the company of the increase in capital of the affiliate company e-Utile S.p.A. by the transfer of a business unit, effective as of January 1, 2002;
- the split of the company "AEM Distribuzione Gas e Calore S.p.A." by transfer of part of its equity to the beneficiary "AEM Acquisto e Vendita Energia S.p.A.", effective as of January 1, 2002.

With regard to the report on the performance of the company and the Group in 2001, which was approved by the Board of Directors of the company at its meeting on March 18, 2002, and delivered, on that occasion, to the Audit Committee for its evaluation, and after performing all related checks, the Audited Committee acknowledges that it has checked compliance with the provisions of laws, regulations and Bylaws in relation to deadlines concerning:

- the preparation of the annual report on the performance of the company and the Group, which was completed on March 18, 2002;
- the preparation of related reports by the auditing firm, which were completed on April 8, 2002.

It also acknowledges that it has verified the following:

- that the report includes the mandatory content as stipulated in Article 2428 of the Civil Code;
- the report corresponds and is consistent with the data and figures in the financial statements of the company and the consolidated financial statements, in part due to the assistance of information obtained from the auditing firm;
- the report is complete and clear in accordance with the principles of truthfulness, accuracy and clarity established by law.

Finally, the Committee acknowledges that it has verified that the annual reports correspond to the facts and information that the Audit Committee has at its disposal.

With reference to the financial statements that report the following figures:

amounts in euro	
BALANCE SHEET	
Assets	2,415,770,179
Liabilities	511,176,511
Shareholders' equity	1,869,125,822
Net income for the period	35,467,846
Total for balancing	2,415,770,179
Commitments	117,288,252
INCOME STATEMENT	
Total revenues	400,209,661
Total operating expenses	369,439,677
Operating income	30,769,984
Financial income and expenses	26,669,094
Adjustments to the value of financial assets	(8,988,108)
Extraordinary items	1,627,445
Taxes on current period	14,610,569
Net income for the period	35,467,846

The Committee acknowledges that it has verified the compliance of accounting formats and principles that were used and indicated in the notes to financial statements with: the laws, regulations enacted by CONSOB and notices issued by CONSOB, accounting principles enacted by accountants and business consultants, and the accounting principles recommended by the I.A.S.C. (International Accounting Standard Committee), and has checked the appropriateness of these formats and principles in relation to the company's operations. The Committee also acknowledges that it verified the correspondence of financial statements with facts and information that the Audit Committee had at its disposal following its participation in meetings of the Board of Directors and Executive Committee and after performing its monitoring duties and exercising its inspection and control powers.

As a result, the Audit Committee expresses a favourable opinion for the approval of the financial statements and the proposal of the Board of Directors for the distribution of net income for the period.

Milan, April 11, 2002

Board of Statutory Auditors
Dr Piero Lonardi *Chairman*
Dr Michele Cattaneo
Dr Italo Bruno Vergallo

Independent Auditors' Report

RECONTA ERNST & YOUNG

Via Torino 68
20123 Milano

Tel.: (02) 722121 (50 linee)
Fax: (02) 72212037 72212038

AUDITORS' REPORT
pursuant to article 156 of Legislative Decree of February 24, 1998, n. 58
(Translation from the original Italian text)

To the Shareholders
of Aem S.p.A.

1. We have audited the financial statements of Aem S.p.A. as of and for the year ended December 31, 2001. These financial statements are the responsibility of Aem S.p.A.'s management. Our responsibility is to express an opinion on these financial statements based on our audit.

2. Our audit was made in accordance with auditing standards and procedures recommended by CONSOB (the Italian Stock Exchange Regulatory Agency) (1). In accordance with such standards and procedures we planned and performed our audit to obtain the information necessary in order to determine whether the financial statements are materially misstated and if such financial statements, taken as a whole, may be relied upon. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, as well as assessing the appropriateness of the accounting principles applied and the reasonableness of the estimates made by management. We believe that our audit provides a reasonable basis for our opinion.

   For our opinion on the financial statements of the prior year, which are presented for comparative purposes as required by the law, reference should be made to our report dated April 10, 2001.

3. In our opinion, the financial statements of Aem S.p.A. comply with the Italian (1) regulations governing financial statements; accordingly, they clearly present and give a true and fair view of the financial position of Aem S.p.A. as of December 31, 2001, and the results of its operations for the year then ended.

Milan, April 8, 2002

Reconta Ernst & Young S.p.A.
signed by: Pellegrino Libroia
(partner)

(1) Words added in translation from original Italian text

Reconta Ernst & Young S.p.A.
Sede Legale: 00196 Roma - Via G. D. Romagnosi 18/A
Capitale Sociale € 1.043.330,00 i.v.
Iscritta alla S.O. del Registro delle Imprese presso la C.C.I.A.A. di Roma
Codice fiscale e numero di iscrizione 00434000584
(vecchio numero R.I. 6697/89 - numero R.E.A. 250904)